As confidentially submitted to the Securities and Exchange Commission on November 27, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UCLOUDLINK GROUP INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	4899	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 2118-2119, 21/F, One Pacific Centre

414 Kwun Tong Road, Kwun Tong

Kowloon, Hong Kong

+852 2180-6111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	David T. Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A Ordinary Shares, par value US$0.00005 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents             Class A ordinary shares.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated              , 2019.

American Depositary Shares

UCLOUDLINK GROUP INC.

Representing              Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing shares of UCLOUDLINK GROUP INC. Each ADS represents              of our Class A ordinary shares, par value US$0.00005 per share.

We are offering              American depositary shares, or ADSs. We anticipate the initial public offering price per ADS will be between US$             and US$            .

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We have applied for the listing of the ADSs on the Nasdaq Global Market under the symbol “UCL.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 18 for factors you should consider before buying the ADSs.

PRICE US$             PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions [1]	US$	US$
Proceeds, before expenses, to us	US$	US$

The underwriters have an over-allotment option to purchase up to an additional              ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of prospectus.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about              , 2019.

Upon the completion of this offering, our outstanding shares will consist of              Class A ordinary shares and              Class B ordinary shares. Mr. Chaohui Chen, our founder, director and chief executive officer, and Mr. Zhiping Peng, our founder and chairman of the board of directors, will beneficially own all of our then issued Class B ordinary shares and will be able to exercise             % of the total voting power of our issued and outstanding shares if the underwriters do not exercise their over-allotment option, or             % if the underwriters exercise their over-allotment option in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

MORGAN STANLEY	JEFFERIES	AMTD	BNP PARIBAS	NOMURA[2]

NEEDHAM & COMPANY	MAXIM GROUP LLC

Prospectus dated             , 2019.

1	For a description of compensation payable to the underwriters, see “Underwriting.”
2	AMTD, BNP Paribas and Nomura are in alphabetical order.

5G
4G

uCloudlink | GlocalMe

Connecting and Sharing without Limitations

Evolution of Our Business

Between Countries
Global Connectivity Service
Serve Cross-Border Travelers
uCloudlink 1.0
Between Carriers
Local Connectivity Service
Serve Local Residents
uCloudlink 2.0
Between Users
Complete Sharing
Serve All Mobile Data Users
uCloudlink 3.0
2014
2018
To be implemented in the future

Key Metrics at a Glance

144
Countries and Regions Covered[1]

273
Mobile Network Operators Covered[1]

US$126M
2018 Revenues

44%
Gross margin in Q1-Q3 2019

US$3.1M
Net Income in Q1-Q3 2019

c.220,480
Average Daily Active Terminals in September 2019

1.4GB
Average Daily Mobile Data Consumed Per Active Terminal in September 2019

97
Total Number of Patents[2]

(1) As of September 30, 2019
(2) As of September 30, 2019, including patents pending applications

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

Until             , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position.

Our Mission

Our mission is to enable people to use mobile data traffic freely anytime, anywhere like breathing the air. We aim to make the world more connected with maximized network utility through harnessing the power of mobile data traffic sharing.

Overview

We are the world’s first and leading mobile data traffic sharing marketplace, according to Frost & Sullivan. We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowance shared by network operators on our marketplace. We have aggregated mobile data traffic allowances from 273 mobile network operators (MNOs) in 144 countries and regions in our cloud SIM architecture. Total data consumed through our platform were approximately 9,000 and 28,000 terabytes in 2017 and 2018, respectively, and were approximately 19,500 and 50,100 terabytes in the nine months ended September 30, 2018 and 2019, respectively.

Our innovative cloud SIM technology sets the technological foundation of our marketplace, which is built upon our cloud SIM architecture. We have developed our proprietary cloud SIM technology based on remote SIM connection, which means that SIM cards are not embedded in the mobile terminals but remotely connected on the cloud. According to Frost & Sullivan, cloud SIM technology enabled solutions are superior to other SIM-based technology solutions, such as solutions based on embedded SIM (eSIM) and soft SIM, in terms of network availability, quality, connection and security. Our cloud SIM technology allows dynamic selection of network services based on signal coverage and cost, and intelligent distribution of data traffic in the SIM card pool to terminals that may support multiple end devices through our cloud SIM platform, to achieve better network quality, more reliable connection and lower cost. As of September 30, 2019, we owned 38 patents relating to our cloud SIM technology.

Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, allowing users to enjoy a superior seamless mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 144 countries and regions we cover. As a result, we have accumulated a large and active user base. In the nine months ended September 30, 2019, our average daily active terminals reached approximately 166,600 and each of our active terminals on average used 1,100 megabytes of mobile data per day. In addition to mobile data users, we also create unique values to the other stakeholders in the telecommunications industry worldwide, including smartphone and smart-hardware companies, mobile virtual network operators (MVNOs), MNOs and more broadly to the society.

We operate our business under what we refer to as uCloudlink 1.0 and uCloudlink 2.0 models, and plan to launch uCloudlink 3.0 model in the future.

•

uCloudlink 1.0. Our uCloudlink 1.0 model focuses on cross-border travelers that need mobile data connectivity services across different countries. We started to conduct our business under the uCloudlink 1.0 model in 2014. We operate portable Wi-Fi services under our own Roamingman brand in China, Malaysia and Singapore to provide global mobile data connectivity services. We also offer GlocalMe portable Wi-Fi terminals and provide our cloud SIM architecture to business partners such as MVNOs, MNOs and portable Wi-Fi terminal rental companies, for them to offer global mobile data connectivity services directly to their users. Leveraging on these business partners’ local operation knowledge and established brand name in their regions, we are able to penetrate into different markets and regions more effectively, accelerating the adoption of our products and services on a global scale. Since 2018, we began to offer smartphones and smart devices enabled with mobile data connectivity services such as the GlocalMe World Phone series. According to Frost & Sullivan, the market size of international roaming service is US$23.3 billion in 2018 and is expected to reach US$34.8 billion in 2023. We are the largest portable Wi-Fi service provider for international roaming for Chinese outbound travelers with a 41.0% market share in 2018, according to Frost & Sullivan.

•

uCloudlink 2.0. Our uCloudlink 2.0 model aims to provide mobile data connectivity services to local users across different MNOs in a single country. We tested this service in 2018, and commercially launched the service in April 2019. We develop GlocalMe Inside (GMI) implementation for smartphones and other smart hardware terminals, enabling them to obtain access to our cloud SIM architecture and use our globally distributed SIM card pool, and also offer GlocalMe World Phone series. We have partnered with three smartphone companies in China, including TCL Communication Limited, or TCL, to provide GlocalMe Inside implementation for certain models of its smartphones. Similarly, we have agreed with other smartphone brands including PT. Bangga Teknologi Indonesia, the owner of the handset brand Advan in Indonesia, Cosmic Technologies, Inc., the owner of the handset brand Cherry Mobile in the Philippines, to launch GlocalMe Inside on some of their models. This enables smartphone users to use not only our global mobile data connectivity services but also local data traffic packages without a separate Wi-Fi router. Since October 2019, our cloud SIM platform has been ready to support traffic from 5G networks. According to Frost & Sullivan, the market size of local mobile data connectivity services is US$820 billion in 2018 and is expected to reach US$1,149 billion in 2023. As we are expanding GlocalMe Inside to more smartphone brands and models, we believe we will be able to grow our user base rapidly and capture more monetization opportunities in the market.

•

uCloudlink 3.0. We expect that we will launch our services following uCloudlink 3.0 model in the next two to three years. We anticipate that under our proposed uCloudlink 3.0 model, users may share and trade their unused data packages through our cloud SIM architecture, which will create a data traffic sharing marketplace. We have tested the data allowance sharing among users in trials, and are technologically ready to launch the uCloudlink 3.0 model. We believe that our successful uCloudlink 1.0 model and fast-growing uCloudlink 2.0 model will lead us to uCloudlink 3.0 model in the near future. Sharing among users will further enrich the sources of our distributed SIM card pool and optimize network usage, and make us a vibrant data traffic sharing marketplace.

We have developed proprietary algorithms to analyze historical data usage patterns and predict future data traffic demand. We use the insights gained from the data analytic results to efficiently procure data traffic allowances from MNOs and other sources globally, dynamically select network services based on signal coverage and cost, and intelligently allocate data traffic in the SIM card pool to terminals, then to end devices. As a result, we are able to achieve better network quality, more reliable connection and lower cost for users, as well as improve our cost efficiency. As the first entrance for users to access mobile internet, we may also leverage the data analytics to develop a number of value-added services, such as advertisement.

We have grown rapidly in recent years. Our average daily active terminals increased by 73.0% from approximately 65,300 in 2017 to 113,000 in 2018, and increased by 50.5% from approximately 110,700 in the nine months ended September 30, 2018 to approximately 166,600 in the nine months ended September 30, 2019. In September 2019, our average daily active terminals reached 220,480. Specifically, average daily active terminals using our uCloudlink 1.0 model services reached approximately 186,280, and average daily active terminals using our uCloudlink 2.0 model services reached approximately 34,380, including the number of daily active terminals using both categories of services. The average daily data usage per active terminal increased from 390 megabytes in 2017 to 700 megabytes in 2018, and increased from approximately 670 megabytes in the nine months ended September 30, 2018 to approximately 1,100 megabytes in the nine months ended September 30, 2019. In September 2019, the average daily data usage per active terminal reached 1.4 gigabytes. We generate revenues primarily from our mobile data connectivity services and hardware terminals that incorporate the services. Our revenues increased from US$85.8 million in 2017 to US$126.4 million in 2018, and increased from US$94.6 million in the nine months ended September 30, 2018 to US$104.7 million in the nine months ended September 30, 2019. Our gross margin increased from 34.4% in 2017 to 36.5% in 2018, and further to 44.0% in the nine months ended September 30, 2019. We had a net loss of US$19.3 million and US$26.6 million in 2017 and 2018, respectively. We had a net income of US$3.1 million in the nine months ended September 30, 2019 as compared to a net loss of US$16.6 million in the nine months ended September 30, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation, was US$13.7 million and US$24.3 million in 2017 and 2018, respectively. Our adjusted net income, a non-GAAP measure defined as net (loss)/income excluding share-based compensation, was US$3.3 million in the nine months ended September 30, 2019, as compared to an adjusted net loss of US$14.7 million in the nine months ended September 30, 2018. Our adjusted EBITDA, another non-GAAP measure defined as net (loss)/income excluding share of loss in equity method investment, net of tax, interest expense, depreciation and amortization, and share-based compensation, was negative US$4.7 million and negative US$15.1 million in 2017 and 2018, respectively, and was negative US$7.2 million and US$6.0 million in the nine months ended September 30, 2018 and 2019, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.” In 2017, 2018 and the nine months ended September 30, 2019, we generated 37.9%, 50.9% and 61.7%, respectively, of our revenues from customers outside of China.

Our Market Opportunity

We believe that mobile data traffic has become of utility-like importance for economies and society today. Adoption of mobile technologies has increased significantly across industries and daily life situations in addition to simple internet browsing and basic communications, driven by factors such as massive build-out of 3G and 4G telecommunication infrastructure globally, increasingly affordable smartphone and smart-devices, increased adoption of high bandwidth data applications, and increasingly affordable mobile data plans. The mobile data connectivity service industry is a large and stable growing industry globally. According to Frost & Sullivan, the total revenue generated from this industry increased from US$549 billion in 2014 to US$854 billion in 2018, representing a CAGR of 11.7%, which is estimated to grow further at a CAGR of 7.2% to US$1,210 billion in 2023.

With our bold mission supported by our innovative cloud SIM technology and architecture, we believe we are able to capture the market opportunities in this massive industry in the long-term. An increasing number of global outbound travels and increasing adoption in mobile data usage across businesses and daily life create an increasing need of mobile data connectivity while traveling. However, this is not fully addressed by the global mobile data connectivity services provided by MNOs due to high prices. In the local mobile data connectivity service market, the significant difference in pricing across different local data packages and local MNOs and differences in network quality and utilization rates across different MNOs make a case for sharing between MNOs. A mature user-based sharing model is still absent from the telecommunication space and we believe there are great potential for this to be developed in the future. Our uCloudlink 1.0, 2.0, and 3.0 models address those market opportunities respectively.

Our Value Propositions

Our products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, MVNOs, MNOs and more broadly to the society.

To our users:

•	Global coverage. Users enjoy mobile data connectivity services in 144 countries and regions, freely switching among countries, network operators, and data plans.

•

Superior mobile connectivity experience. Our technology dynamically and intelligently selects the local mobile network available in our distributed SIM card pool with strong signal and fast speed at the location of the end-user. Users may enjoy seamless and unnoticeable transitions across different network operators.

•

Locally competitive rate. By repackaging data allowances across different operators and tailoring them to meet a broad variety of user preferences, we are able to offer competitive rates to local and cross-border users comparable to those provided by local operators.

•

Personalized data package to maximize data package usage. Our users can customize data packages based on their own needs, which minimizes the data traffic wastage in their data plans and helps optimize network utilization for network operators.

To smartphone and smart-hardware companies:

•

Enhanced product differentiation to promote sales. Our GlocalMe Inside implementation, which can be pre-installed in smart mobile terminals, adds an additional major selling point to smartphones models, enhancing product differentiation and competitiveness and resulting in more sales.

•

New recurring revenue streams. Smartphone companies, who are typically reliant on one-off sales of hardware, can generate an additional, recurring and highly scalable data revenue stream via the revenue-sharing arrangements with us.

•

Stronger foothold in digital ecosystem. Acting as a catalyst for mobile data usage, GlocalMe Inside can be deployed on smartphones as well as other smart-hardware terminals, and serve as gateway for hardware vendors to participate in the digital ecosystem and capture more business opportunities.

To MVNOs and fixed network operators:

•

Flexible mobile network sourcing. By using our services, MVNOs can reduce their dependence on the arrangement with MNOs to use their network. We also purchase spare data capacity from MVNOs thereby increasing efficient usage of their networks.

•

Strengthened local and global data connectivity offering. Leveraging our global SIM card resources, MVNOs can offer their users competitively-priced international mobile data connectivity services and provide broader local coverage and better network performance, without being limited by that of the MNOs they have entered into contract with.

•

Enabling mobile data offering for fixed network operators. Cable operators or other fixed network operators can offer wireless services through our GlocalMe products without entering into an MVNO contract.

•	Offering full ownership of users. By offering GlocalMe products, MVNOs can foster more direct and interactive relationships with users.

To MNOs, especially tier-2 and 3 MNOs:

•

Improved network coverage and service quality. We improve a MNO’s network coverage by enabling their customers to access all the mobile networks globally supported by our platform. Our technology provides seamless and continuous access to data and enhances user experience, ultimately helping MNOs improve customer satisfaction and stickiness and save capital expenditure.

•

Maximized network utilization. Our platform can revolutionize the difficult process of network sharing among MNOs. We can also dynamically select networks of MNOs, by intelligently identifying the imbalance in terms of coverage and usage level between different networks, to better leverage their under-utilized network capacities and maximize the network utilization.

•

Simplified cooperation among MNOs. We enable MNOs to share their network without having to engage in costly and time-consuming one-on-one negotiations. In addition, MNOs may choose not to roll-out networks in economically unattractive areas where other operators already provide coverage.

•

New user development model. Our platform decouples users from a single MNO under the traditional SIM-based model, and allows MNOs to acquire and develop users and sell data traffic allowances through users’ GlocalMe-ready smart devices, creating a new OTT(over the top)-like handset-based user development model.

•

Accelerated 5G implementation. As network operators start to roll-out 5G networks, mobile data traffic sharing between MNOs via our cloud SIM architecture can reduce capital spending and roaming agreements negotiation cost, ensure low network latency for end users and expand network coverage.

To society as a whole:

•	Radio frequency efficiency. Our cloud SIM technology enables MNOs to share their networks and resources, improving efficiency of spectrum usage.

•	Environmentally friendly and reduce waste. Our sharing model reduces duplicated construction of telecommunication infrastructure, which leads to less industrial waste.

•

Enhanced information sharing and digitalization. We facilitate better information sharing by allowing people to use mobile data traffic. By empowering smartphones and smart hardware with reliable mobile connectivity without limitation, we facilitate the creation of innovative mobile digital solutions.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

•	the world’s first and leading mobile data traffic sharing marketplace;

•	innovative cloud SIM technology and architecture redefining mobile data connectivity experience;

•	strong strategic partnerships globally enabling deep and effective penetration into local markets;

•	efficient data procurement and utilization based on advanced technology and data analytic capabilities;

•	diversified and asset-light business model with strong growth and margin; and

•	experienced and visionary management team.

Our Strategies

As the world’s first and leading data traffic sharing marketplace, we have a set of user-centric strategies to grow our business and deliver the best mobile internet connectivity experience to users globally:

•	strengthen our market leadership in international mobile data connectivity services for cross-border travelers;

•	capture the massive opportunities in local mobile data markets worldwide;

•	expand GlocalMe Inside to become a leading provider and create a GlocalMe Inside connection based ecosystem;

•	support the global proliferation of Internet-of-thing (IoT) applications in the upcoming 5G era;

•	continue to innovate to pursue new monetization opportunities;

•	promote user engagement across our products to drive adoption and recurring usage; and

•	pursue strategic investment and acquisition opportunities.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

•	our dependence on network operators for their wireless networks, infrastructures and data traffic;

•	our ability to continue to obtain data traffic at favorable rates;

•	extensive telecommunications regulations and changes in the regulatory environment;

•	intellectual property, including those relating to our ability to protect our intellectual property rights, defend intellectual property claims against us, and obtain licenses;

•	our limited operating history;

•	the substantial amount of share-based compensation expense upon the completion of this offering;

•	our business partnerships and strategic alliances;

•	our efforts to attract and retain users;

•	interruption or failure of our own information technology systems or those provided by third-party service providers we rely upon;

•	the current tensions in international economic relations that may negatively affect the cost of our operations, the growth of our business, and the size of our target market;

•	competition from other players in the international and local mobile data connectivity service industries and their adjacent industries; and

•	our expansions into new businesses.

Corporate History and Structure

We commenced our operations by establishing Shenzhen uCloudlink Network Technology Co., Ltd in August 2014 and Beijing uCloudlink New Technology Co., Ltd. three months later. Our holding company, UCLOUDLINK GROUP INC., was incorporated in August 2014 in the Cayman Islands to facilitate financing and offshore listing. In September 2014, our holding company established a wholly-owned subsidiary in Hong Kong, UCLOUDLINK (HK) LIMITED, which is a subsidiary of HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, an entity through which we conduct our business operations in Hong Kong.

In January 2015, we established Beijing uCloudlink Technology Co., Ltd., through which we gained control over Shenzhen uCloudlink Network Technology Co., Ltd and Beijing uCloudlink New Technology Co., Ltd. by entering into a series of contractual arrangements with Shenzhen uCloudlink Network Technology Co., Ltd and Beijing uCloudlink New Technology Co., Ltd. and their respective shareholders.

In addition, we established the following subsidiaries to perform the following functions of our business:

primarily for marketing and sales:

•	UCLOUDLINK (UK) CO. LTD in the UK in October 2014;

•	Ucloudlink (America), Ltd. in the United States in August 2016;

•	UCLOUDLINK (SINGAPORE) PTE. LTD. in Singapore in May 2017;

•	UCLOUDLINK SDN. BHD. in Malaysia in August 2017;

•	uCloudlink Japan Co., Ltd. in Japan in March 2018;

primarily for technology research and development:

•	Shenzhen Ucloudlink Technology Limited in China in July 2015; and

primarily for hardware exportation:

•	Shenzhen uCloudlink Co., Ltd in China in June 2018.

We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. We refer to Shenzhen uCloudlink and Beijing Technology collectively as our VIEs in this prospectus. Our contractual arrangements with our VIEs and their shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC law. For more details, including risks associated with the VIE structure, please see “—Agreements that provide us with effective control over our VIEs,” “—Agreements that allow us to receive economic benefits from our VIEs,” “—Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs,” and “Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in Beijing uCloudlink and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries with our consolidated financial statements in accordance with U.S. GAAP.

The chart below summarizes our corporate structure and identifies our principal subsidiaries, our VIEs and their principal subsidiaries immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

Directors and executive officers
Other Pre-IPO shareholders
Other investors
%
%
%
UCLOUDLINK GROUP INC. (Cayman Islands)
100%
UCLOUDLINK (UK) CO. LTD(1)
HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED (Hong Kong)
100%
UCLOUDLINK (HK) LIMITED (Hong Kong)
100%
100%
100%
100%
uCloudlink Japan Co., Ltd. (Japan)
Ucloudlink (America), Ltd. (United States)
UCLOUDLINK SDN. BHD. (Malaysia)
UCLOUDLINK (SINGAPORE) PTE. LTD. (Singapore)
Outside China
Inside China
100%
100%
100%
Shenzhen Ucloudlink Technology Limited
Beijing uCloudlink Technology Co., Ltd.
Shenzhen uCloudlink Co., Ltd
Chaohui Chen
Zhiping Peng
Others
50.17%
49.67%
0.16%
Shenzhen uCloudlink Network Technology Co., Ltd
Beijing uCloudlink New Technology Co., Ltd.(2)
100%
Equity
Contractual arrangements

Note:	(1)

Through contractual arrangements, one of our employees holds the equity interest in the entity on behalf of us, and we have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

(2)

Chaohui Chen our founder, director and chief executive officer, and Zhiping Peng, our founder and chairman of board of directors, each holds 50.17% and 49.67% of the equity interests in Beijing Technology, respectively. Both of them are beneficial owners of our company. Four other beneficial owners of our company, namely, Wen Gao, Zhongqi Kuang, Baixing Wang and Xingya Qiu, hold an aggregate of 0.16% of the equity interest in Beijing Technology. Mr. Wen Gao serves as our chief sales officer, and Mr. Zhongqi Kuang serves as our chief supply chain officer.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards, and we do not plan to opt out of such exemptions afforded to an emerging growth company.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates is at least US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at Room 2118-2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong. Our telephone number is +852 2180-6111. Our registered office in the Cayman Islands is located at the office of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.ucloudlink.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents Class A ordinary shares;

•	“average daily active terminals” are to the average number of terminals connected to our platform per day during a certain period;

•	“average daily data usage per active terminal” are to the average volume of data consumed by each daily active terminal on our platform per day during a certain period;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00005 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00005 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•

“shares” or “ordinary shares” are to our ordinary shares, par value US$0.00005 per share, and upon and after the completion of this offering, are to our Class A and Class B ordinary shares, par value US$0.00005 per share;

•	“terminals” are to our portable Wi-Fi devices providing mobile data connectivity services, and smartphones and other smart hardware with our GlocalMe Inside app installed;

•

“uCloudlink,” “we,” “us,” “our company” and “our” are to UCLOUDLINK GROUP INC., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•	“VIEs” are to our variable interest entities, which are Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

THE OFFERING

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full, comprised of Class A ordinary shares and Class B ordinary shares). This number assumes the conversion, on a one-for-one basis, of all outstanding preferred shares into ordinary shares immediately upon the completion of this offering.

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.00005 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than an affiliate of our two founders, namely, Mr. Chaohui Chen and Mr. Zhiping Peng, their family members or any entity controlled by the founders or their family members, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for research and development, general corporate purposes and potential strategic investments and acquisitions. See “Use of Proceeds” for more information.

Lock-up	We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. Our officers and directors that are our existing shareholders have also agreed with us, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of one year after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of              ADSs offered in this offering to some of our directors, officers, employees, business associates and related other persons associated with us through a directed share program.]

Listing	We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “UCL.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.

Depositary	The Bank of New York Mellon

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018, summary consolidated balance sheets data as of December 31, 2017 and 2018 and summary consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive (loss)/income data for the nine months ended September 30, 2018 and 2019, summary consolidated balance sheet data as of September 30, 2019 and summary consolidated statements of cash flow data for the nine months ended September 30, 2018 and 2019 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	(US$ in thousands)
Summary Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues
Revenues from services	67,142	88,448	67,802	66,558
Sales of products	18,703	37,951	26,842	38,127

Total revenues	85,845	126,399	94,644	104,685
Cost of revenues
Cost of services	(40,621)	(46,074)	(36,852)	(27,174)
Cost of products sold	(15,692)	(34,170)	(23,890)	(31,487)

Total cost of revenues	(56,313)	(80,244)	(60,742)	(58,661)
Gross profit	29,532	46,155	33,902	46,024
Research and development expenses	(13,255)	(20,401)	(13,741)	(11,645)
Sales and marketing expenses	(17,673)	(29,658)	(21,432)	(17,339)
General and administrative expenses(1)	(16,186)	(19,919)	(12,485)	(14,112)
Other income, net	1,447	658	203	382

(Loss)/income from operations	(16,135)	(23,165)	(13,553)	3,310
Interest income	174	435	172	169
Interest expense	(3,299)	(3,385)	(3,266)	(336)

(Loss)/income before income tax	(19,260)	(26,115)	(16,647)	3,143
Income tax expenses	—	—	—	—
Share of loss in equity method investment, net of tax	—	(442)	—	—

Net (loss)/income	(19,260)	(26,557)	(16,647)	3,143
Accretion of Series A-2 ordinary shares and Series A Preferred Shares	(3,121)	(2,209)	(1,657)	(1,905)
Allocation to Series A-2 ordinary shares	1,431	—	—	—
Income allocation to participating preferred shareholders	—	—	—	(137)

Net loss attributable to ordinary shareholders of the Company	(20,950)	(28,766)	(18,304)	1,101
Net (loss)/income	(19,260)	(26,557)	(16,647)	3,143
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	(91)	537	(110)	(460)

Total comprehensive (loss)/income	(19,351)	(26,020)	(16,757)	2,683

Net (loss)/income per share attributable to ordinary shareholders of the Company
Basic and diluted	(0.17)	(0.16)	(0.11)	0.00

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	(US$ in thousands)
Net (loss)/income per ADS(2)
Basic and diluted

Weighted average number of ordinary shares used in computing net (loss)/income per share
Basic and diluted	124,473,486	185,370,982	172,108,196	232,122,814
Non-GAAP Financial Measures(3)
Adjusted net (loss)/income	(13,680)	(24,275)	(14,699)	3,312
Adjusted EBITDA	(4,683)	(15,132)	(7,153)	6,002

Notes:	(1)

Including share-based compensation of US$5.6 million, US$2.3 million and US$0.2 million in 2017, 2018 and the nine months ended September 30, 2019, respectively, which relate to restricted shares held by certain of our senior management. As of September 30, 2019, there was US$53.3 million of unrecognized share-based compensation expense related to granted share options.

(2)	Each ADS represents ordinary shares.
(3)	See “—Non-GAAP Financial Measures.”

The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2018 and September 30, 2019:

	As of December 31,		As of September 30,
	2017	2018	2019
	(US$ in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	49,102	36,464	37,560
Restricted cash	7,704	163	2,290
Accounts receivable, net	13,676	16,631	22,627
Inventories	4,986	12,020	10,561
Prepayments and other current assets	8,086	10,423	11,637
Total assets	89,325	80,505	89,442
Accrued expenses and other liabilities	15,849	18,755	19,967
Accounts payables	10,286	12,673	17,883
Convertible bonds	70,254	—	—
Total liabilities	99,699	43,469	49,554
Total mezzanine equity	18,228	20,437	22,342
Total shareholders’ (deficit) equity	(28,602)	16,599	17,546
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	89,325	80,505	89,442

The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	(US$ in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(7,218)	(19,472)	(18,869)	4,699
Net cash used in investing activities	(4,956)	(4,569)	(4,389)	(2,404)
Net cash generated from financing activities	59,433	4,421	532	1,524
Increase/(decrease) in cash, cash equivalents and restricted cash	47,259	(19,620)	(22,726)	3,819
Effect of exchange rates on cash, cash equivalents and restricted cash	420	(559)	40	(596)
Cash, cash equivalents and restricted cash at beginning of year/period	9,127	56,806	56,806	36,627
Cash, cash equivalents and restricted cash at end of year/period	56,806	36,627	34,120	39,850

The following table presents certain of our operating data for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
Summary Operating Data:
Average daily active terminals (including GlocalMe Inside apps)	65,300	113,000	110,700	166,600
Average daily data usage per active terminal (in megabytes)	390	700	670	1,100

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation. We define adjusted EBITDA as net (loss)/income excluding share of loss in equity method investment, net of tax, interest expense, depreciation and amortization, and share-based compensation.

We believe that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in (loss)/income from operations and net (loss)/income. We believe that adjusted net (loss)/income and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect our operations. Share-based compensation has been and may continue to be incurred in our business and is not reflected in the presentation of adjusted net (loss)/income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net (loss)/income to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income, for the periods presented:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	(US$ in thousands)
Reconciliation of Net (Loss)/Income to Adjusted Net Loss:
Net (loss)/income	(19,260)	(26,557)	(16,647)	3,143
Add:
Share-based compensation	5,580	2,282	1,948	169
Adjusted net (loss)/income	(13,680)	(24,275)	(14,699)	3,312

The following table reconciles our adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income, for the periods presented:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	(US$ in thousands)
Reconciliation of Net (Loss)/Income to Adjusted EBITDA:
Net (loss)/income	(19,260)	(26,557)	(16,647)	3,143
Add:
Interest expense	3,299	3,385	3,266	336
Depreciation and amortization	5,698	5,316	4,280	2,354
EBITDA	(10,263)	(17,856)	(9,101)	5,833
Add:
Share-based compensation	5,580	2,282	1,948	169
Share of loss in equity method investment, net of tax	—	442	—	—
Adjusted EBITDA	(4,683)	(15,132)	(7,153)	6,002

RISK FACTORS

An investment in the ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results.

We do not own or operate a physical network, but rather utilize the global wireless communication networks of MNOs through data traffic procurement from data traffic suppliers. The reliable service we provide to our users depends on those networks. If the MNOs fail to maintain their wireless facilities and government authorizations or to comply with government policies and regulations, the connection of our terminals, be it the initial connection or continued service connection, may be adversely affected. Some of the risks related to MNOs’ wireless communication networks and infrastructures include: major equipment failures, breaches of network or information technology security that affect their wireless networks, including transport facilities, communications switches, routers, microwave links, cell sites or other equipment or third-party owned local and long-distance networks on which we rely, power surges or outages, software defects and disruptions beyond their control, such as natural disasters and acts of terrorism, among others. Any impact on their wireless communication networks could disrupt our operations, require significant resources, result in a loss of users or impair our ability to attract new users, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, while no data traffic supplier supplies more than 10% of our SIM cards in our SIM pool and there are usually multiple available networks in major markets, our business may be materially adversely impacted if certain data traffic suppliers limit or deny our access to and usage of their networks and data traffic. The data traffic suppliers may determine that the service we provide or the cloud SIM technology we use does not fully comply with local telecommunications regulations, or is not fully compatible with the data traffic suppliers’ technical requirements, policies or contract provisions. The contracts we entered into for the network service and data traffic supply demonstrated varying degrees of certainties on whether and to what extent we are allowed to use the data traffic supply pursuant to our business model. A small number of contracts can be interpreted to have prohibited commercial use of our procured SIM cards. If data traffic suppliers consider that our business model and usage of data traffic do not comply with the agreements contained in relevant contracts, or in violation of local regulations, they can, among others, block the hotspot Wi-Fi function, limit the speed of the network we use, or completely terminate their services. Any of these actions taken by data traffic suppliers may have a material adverse effect on our business, results of operations and financial condition.

Our ability to grow our business and user base for our service may be limited unless we can continue to obtain data traffic at favorable rates.

To further expand our business, we must continue to obtain wireless data traffic at favorable rates and terms. Our operating performance and ability to attract new users may be adversely affected if we are unable to meet increasing demands for our services in a timely and efficient manner.

Negotiations with prospective and existing data traffic suppliers also require substantial time, effort and resources. We may ultimately fail in our negotiations, resulting in costs to our business without any associated benefits. The termination or failure of renewal of our contracts with major suppliers for our data traffic can adversely affect our business and financial results. These contracts are in most cases for finite terms and, therefore, there can be no guarantee that they will be renewed at all or on favorable terms to us. Our business and results of operations would be adversely affected if these contracts were terminated or we were unable to enter into data traffic supply agreements in the future to provide our services to our users, which could result in a reduction of our revenues and profits.

Mergers and acquisitions among MNOs and MVNOs, either voluntary or government-driven, can result in fewer players in the telecommunications market, and as a consequence reduce our options for data traffic supply as well as our bargaining power. A more consolidated telecommunications market in a region may also partially negate the demand for our mobile data connectivity service as resources are combined and fewer negotiations are needed among the operators for network sharing or roaming.

We are and may be subject to extensive telecommunications regulations, and any change in the regulatory environment may materially impact us.

In most countries in which we operate, we may be required to comply with various regulatory obligations governing the provision of our products and services, primarily relating to telecommunications regulations. Due to the international reach of our services, it is difficult and costly to evaluate the regulatory environment in a given market and to what extent we are in compliance. Across different jurisdictions, we may be viewed as providing different services, and thus are required to obtain different licenses and permits. In addition, we may face and subject to the governmental investigation and inquiries, initiating by the governmental authorities on their own or by responding the reports or complaints from our competitors, our users, from time to time. Below we list a few examples of regional regulatory frameworks in selected markets where we have entered or plan to enter in the future.

Telecommunications operators in China are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The MIIT, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law.

On May 17, 2013, the MIIT announced the Mobile Telecommunication Resale Service Pilot Scheme to encourage private investment in the telecommunications industry, which represented the official approval of the MVNO business. See “Regulation—PRC—Regulations Related to Mobile Data Traffic Service.” According to the PRC laws and regulations related to MVNO, and our consultation with the local branch of MIIT, we understand that the key character of MVNO is that it purchases mobile telecommunication services from MNOs who own physical network, and then re-organize and resell these services to end-users under their own brands. We understand our business is significantly different from mobile telecommunication resale service in the PRC, including, (i) we only use our own brands to provide terminals and technology to our users, but not to resale mobile telecommunication services, and we emphasize in our users’ agreement that we only provide mobile data connectivity services, while all the data traffic are produced and provided by MVOs or MVNOs; (ii) we enable end-users to gain access to mobile data traffic without physical SIM cards by our services, but end-users do not gain access to any other mobile telecommunication services, for example, among others, voice services, short messages, through our services; (iii) MVNOs usually provide physical SIM cards with a specific phone number to users, through which users are able to get access to data traffic and voice services. However, our mobile data connectivity services does not contain physical SIM cards or phone numbers. Based on the above understanding, our PRC legal counsel, Han Kun Law Offices, is of the opinion that the service we provide in PRC is not mobile telecommunication resale service stipulated definitely under PRC laws and regulations. We received an Investigation Notice issued by Guangdong Communications Administration, or the GCA, the local branch of the MIIT, on March 25, 2019. According to the Investigation Notice, one of our VIEs, Shenzhen uCloudlink, has been reported to engage in the mobile telecommunication resale business without requisite approvals. The GCA conducted an investigation on us subsequently. We have been informed by the GCA that the investigation is completed. We received another Investigation Notice issued by GCA on July 16, 2019, which indicates that Shenzhen uCloudlink has been reported to engage in the mobile telecommunication resale business without requisite approvals. We attended an interview conducted by the GCA on July 19, 2019. However, as of the date of this prospectus, we have not received any clearance from the GCA which indicates that it regards us as not engaging in the mobile telecommunication resale service, and there can be no assurance that we will be able to receive such final clearance. Our PRC legal counsel advised us that as the PRC regulations related to MVNOs and mobile telecommunication resale service is still in a nascent stage and keeps developing, and our business model shares certain similarities with mobile telecommunication resale service, there is no assurance that our competitors, our users will not report us to the PRC governmental authorities again, and there is no assurance that the PRC governmental authorities will hold the same opinion in the future and will not regard us as a MVNO. To minimize such risk, we have invested in a MVNO in the PRC and we are expecting to cooperate with it in the future.

As a network service provider in the PRC, we are obligated to require the users to provide their real identity information when signing agreements or confirmations on the provision of services stipulated under relevant laws and regulations. Historically, one of our terminals in the PRC enabled the end-users to gain access to the data traffic without providing any users’ identity information, for which we received a rectification order from the GCA on May 7, 2019. We have submitted our rectification plan to the GCA. As the date hereof, we have not received any final clearance from the GCA that our rectification plan is sufficient, and there can be no assurance that we will receive such final clearance. We received an Investigation Notice issued by GCA on July 16, 2019, which indicates that Shenzhen uCloudlink provides network access service for end-users without requiring them to provide identity information. We attended an interview conducted by the GCA on July 19, 2019. As the date hereof, we do not receive any clearance from the GCA which indicates that we have fulfilled the obligation of real-name authentication obligation, and there can be no assurance that we will be able to receive such final clearance. As MNOs and MVNOs are required to obtain the real identity information of their users when conduct network access formalities for mobile phone numbers, we establish our authentication method on top of such by requiring our users to provide us the verification codes we sent to their mobile phone numbers when they first register in our Apps. Therefore, we are able to verify the real identity information of our users through their phone numbers. This authentication method has been widely adopted by network service providers in the PRC. However, we cannot assure that our authentication method is sufficient to fulfill the real-name authentication obligation. We purchase machine to machine data SIM cards, or M2M Data SIM Cards to support our service in the PRC. In addition to the usage limitation set forth in the purchase agreements, PRC laws and regulations also have other restrictions, and further requires the MVOs and MVNOs to oversee and regulate the usage of M2M Data SIM Cards, including but not limited to prohibition of reselling M2M Data SIM Cards or using M2M Data SIM Cards for non-industry users. As of the date of this prospectus, we have not received any notice issued by MVOs or MVNOs informing us that our use of M2M Data SIM Cards does not comply with the relevant regulations. However, since the interpretation and application of regulations and laws related to M2M Data SIM Cards in the PRC remain unclear, and there are uncertainties as to what the definition of resale and non-industry users, our usage of M2M Data SIM Cards may be deemed in violation of relevant regulations. In that case, our cooperative MNOs and MVNOs may block data traffic or even terminate our cooperation, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

In Japan, the Telecommunications Business Act of Japan, or the Telecommunications Business Act, generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. However, as long as the scale of the telecommunications circuit facilities to be installed for the telecommunication services and the scope of service area to be covered do not exceed certain thresholds set forth in an ordinance of the Ministry of Internal Affairs and Communications of Japan, or fall within a certain category of radio facilities, submission of a notice to the Minister of Internal Affairs and Communications of Japan, rather than registration, is required.

Telecommunications business operators in Japan are prohibited from acquiring, using without permission, or leaking private communications (including, but not limited to, the contents of communications, the dates and places of the communications, the names and addresses, telephone numbers and IP addresses). The Telecommunications Business Act also requires a telecommunications business operator to, among other things, provide its service in a fair manner and, in certain emergency situations such as a natural disaster, prioritize important public communications. If, among other things, the acquisition, use without permission or leakage of private communications occurs or is not appropriately prevented in connection with the operation of the telecommunications business, a telecommunications business operator does not satisfy the foregoing requirements, or its business operation is otherwise inappropriate or unreasonable, such telecommunications business operator may be subjected to administrative or criminal sanctions.

In Hong Kong, the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), generally requires, among others, that those who plan to (i) deal in the course of trade or business in apparatus or material for radio communications; or (ii) offer in the course of business a telecommunication services, to apply for an appropriate license. Currently, we have a Radio Dealers License (Unrestricted) and are preparing an application to the Communications Authority in Hong Kong for a Services-Based Operator License. However, there is no assurance that due to the expansion and changes to our product and service offerings from time to time, we possess or will possess all relevant or required licenses. See “Regulation—Hong Kong—Laws and Regulations Related to Telecommunication Services and Import and Export of Telecommunication Devices.” In the event that the Communications Authority in Hong Kong is of the view that we are required to, but have not obtained, the specific license at the relevant time, we and any responsible directors or other officers may be subject to fines and/or criminal liabilities. After obtaining a specific license from the Communications Authority, we will also be subject to any licensing conditions imposed by the Communications Authority and there is no assurance that this will not require us to change our practices and/or require additional expenditures on resources to ensure compliance.

The overall legal framework of the European Union was modified by the new European Electronic Communications Code which took effect on December 20, 2018 (see Section 1.7.1.1.2 Significant events in 2018). The revised code includes four main directives deriving from the 2002 Telecoms Package on:

•	a common regulatory framework for electronic communications networks and services;

•	the authorization of electronic communications networks and services;

•	access to and interconnection of electronic communications networks and associated facilities;

•	universal service and users’ rights relating to electronic communications networks and services.

With respect to roaming, Regulation (EU) no. 2015/2120 of November 25, 2015 (also known as the Telecoms Single Market package—TSM), which aims, in particular, to eliminate surcharges for international roaming within the European Union and Regulation (EU) no. 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets:

•	impose, in the context of fair usage, the alignment of international roaming retail prices with national prices for intra-European communications (voice, SMS and data) from June 15, 2017;

•	expands, for users using their cell phones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators;

•	grant a regulated right of access to European mobile data connectivity services for MVNOs and resellers, and sets new caps on wholesale markets:

The EU regulations and proposals, by reducing the price for international roaming, increasing pricing transparency for users, and lowering entry barriers for the provision of mobile data connectivity services, may reduce the demand for and growth potential of our international mobile data connectivity services. A preparatory review, prior to the potential modification of the regulation of wholesale roaming prices is scheduled for 2019.

With respect to the regulation of communication services, most of the obligations intended to protect end-users are for Internet access service and services using public numbering plan resources, independently of the service provider. Other services, such as interpersonal communication services independent of the numbering plan and signal transport services are only subject to a limited number of obligations.

In the U.S., The Federal Communications Commission, or FCC, Federal Trade Commission, or FTC, and Consumer Financial Protection Bureau, or CFPB, and other federal, state and local, as well as international, governmental authorities assert jurisdiction over the telecommunications industry. The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated by the FCC and, depending on the jurisdiction, international, state and local regulatory agencies. In particular, the FCC imposes significant regulation on licensees of wireless spectrum with respect to how radio spectrum is used by licensees, the nature of the services that licensees may offer and how the services may be offered, and resolution of issues of interference between spectrum bands. The FCC grants wireless licenses for terms of generally ten years that are subject to renewal and revocation. Over the past few years, the FCC and other federal and state agencies have engaged in increased regulatory and enforcement activity as well as investigations of the industry generally. Enforcement activities or investigations could make it more difficult and expensive to provide services like international or local mobile data connectivity service.

The telecommunications law and other new telecommunications regulations or rules in the regions listed above or other regions where we operated or plan to enter may contain provisions that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additional costs or fees imposed by governmental regulation could adversely affect our revenues, future growth, and results of operations. Furthermore, our business activities and results of operations may be materially adversely affected by legislative or regulatory changes, sometimes of an extraterritorial nature, or by changes to government policy, and in particular by decisions taken by regulatory authorities.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

Our patents, trademarks, trade secrets, copyrights, and other intellectual property rights are important assets. However, our existing and future intellectual property rights may not be sufficient to protect our products, technologies or designs and may not prevent others from developing competing products, technologies or designs. We may not have sufficient intellectual property rights in all countries and regions to prevent unauthorized third parties from misappropriating our proprietary technologies, and the scope of our intellectual property might be more limited in certain countries and regions. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

In addition, confidentiality, intellectual property ownership and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect or enforce our intellectual property rights in China.

Litigation may be necessary to enforce our intellectual property rights. For example, in August 2018, we filed a complaint against SIMO Holdings Inc., or SIMO, and Skyroam Inc. in the United States District Court for the Northern District of California, claiming infringement of two of our U.S. patents. The defendants filed answer and counterclaim alleging trade secret misappropriation. The court granted our motion to dismiss the counterclaim and dismissed the trade secret misappropriation counterclaim with prejudice on September 12, 2019. The lawsuit is currently in discovery stage. We filed two other lawsuits against Shenzhen Skyroam Technology Co., Ltd. in the Intermediate People’s Court of Shenzhen in January 2019 and November 2019, respectively, claiming patent infringements. The former is currently suspended and awaiting to be resumed, and the latter is awaiting the hearing which will be held on March 5, 2020. In September 2019, we filed three invalidation petitions against patent No. 612.8 owned by Shenzhen Sibowei’ersi Technology Co., Ltd. and patent No. 342.0 and No. 026.3 owned by Shenzhen Skyroam Technology Co., Ltd. in Patent Reexamination Board of National Intellectual Property Administration in PRC. Up to date, the final decision is yet to be concluded. In October 2019, we submitted two invalidation petitions against patent No. 667.0 and patent No. 821.7 jointly owned by Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd. to Patent Reexamination Board of National Intellectual Property Administration in PRC. We received the acceptance notice in relation to the invalidation petition against patent No. 667.0 in November 2019.

Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. In addition, we may not prevail in litigations to enforce our intellectual property rights against unauthorized use.

We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, disrupt our business operation, and could limit our ability to use certain technologies in the future.

As we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims. Dealing with any intellectual property claims, with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from such claims may require us to pay substantial amounts of damages or obtain a license to continue to use the intellectual property that is the subject of the claims, for which we will have to pay royalties, or otherwise restrict or prohibit our use of the technologies in certain jurisdictions.

For example, in June 2018, two of our wholly-owned subsidiaries were named as defendants in a complaint filed by SIMO in the United States District Court for the Southern District of New York, alleging patent infringements. In April 2019, the court granted a summary judgment in favor of SIMO and another in favor of us. In May 2019, the jury delivered a verdict that the compensatory damages of SIMO for a four-month period from August 2018 to December 2018 were approximately US$2.2 million and found that our infringement was willful, in connection with which the plaintiff sought enhanced damages of 50% of the compensatory damages. The trial judge approved total compensatory and enhanced damages of approximately US$2.8 million in June 2019. Subsequently, the parties filed various post-trial motions, and the court denied our motions for judgment as a matter of law and for a new trial as well as SIMO’s motion for request for attorney’s fees. The court also granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin us from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone that the court believes infringed upon SIMO’s patent in the United States. In October 2019, the court amended the total damages to US$8.2 million to include pre-judgement interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019. We upgraded the allegedly infringing products by pushing a redesigned software update to the devices. We incurred approximately US$150,000 for the software update, user compensation (as our data connectivity service will not be available unless the devices have been upgraded), and other relevant costs. In November 2019, the court was tentatively of the view that the upgraded devices are no longer infringing, pending plaintiff’s submission of a competing expert report by November 27, 2019. There is no guarantee, however, that the court will lift the injunction as to the upgraded devices. To avoid additional penalties, we have stopped selling the allegedly infringing devices in the United States. Based on historical data, we estimate that the loss of sales as a result of our operation disruption would be approximately US$300,000 to US$400,000 for the three months ending December 31, 2019 including sales of terminals and data packages sold directly by us. At the same time, we have appealed against the trial judge’s judgment vigorously, but there can be no assurance that we will prevail in any appeal. Pending judgment from the appellate court, we are in the process of putting a sum equal to the above-mentioned damages amount in an escrow account. If our appeal is not successful, we will have to pay the damages awarded by the trial judge and our business operation in the United States will be adversely affected. If the upgraded devices are eventually ruled as infringinging devices, we will need to implement alternative design-around options, and expect to incur additional costs and expenses for the development and implementation thereof. While we implement any alternative design-around option, the availability and quality of our data connectivity services, and hence the user experiences, in the United States may be adversely affected, which would have a negative impact on our results of operations in the United States.

In addition, in June 2019, Shenzhen Skyroam Technology Co., Ltd. filed two complaints in the Intermediate People’s Court of Shenzhen against us: one alleging trade secret misappropriation claiming damages of approximately US$14 million and cessation of misappropriation, and the other one relating to patent ownership. In July 2019, Shenzhen Skyroam Technology Co., Ltd filed another complaint in the Intermediate People’s Court of Shenzhen against us relating to patent ownership. If the court judgment of any of the lawsuits is against us in any extent, we will need to pay significant amount of damages, we may lose our patent, and our business or operation may be adversely affected. See “Business—Legal Proceedings.”

We have a limited operating history, which makes it difficult to evaluate our future prospects.

We commenced operation in 2014. As a result of our relatively limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties. We have experienced rapid growth in recent periods. There is no assurance that we will be able to maintain our historical growth in future periods. Our growth may fluctuate for various reasons, many of which are beyond our control. In that case, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could fluctuate accordingly. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories may encounter. We may not be able to manage our expansion effectively. Continuous expansion may increase the complexity of our business and place a strain on our management, operations, technical systems, financial resources and internal control functions. Our current and planned personnel, systems, resources and controls may not be adequate to support and effectively manage our future operations.

We have not recognized any share-based compensation expense to date but will recognize a substantial amount of share-based compensation expense upon completion of this offering, which will have a material adverse impact on our results of operations.

In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme and the 2019 Share Incentive Plan, which we refer to as the 2018 Plan and 2019 Plan, respectively, in this prospectus, for the purpose of granting share-based compensation awards to employees, directors and other selected persons to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 40,147,720 shares. The 2019 Plan will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, and the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Plan is initially 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of the date of this prospectus, 17,437,720 share options have been granted and outstanding, and no awards have been granted under the 2019 Plan. We are required to account for share options and other share-based awards granted to our employees and directors in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation.” We are required to classify share options granted to our employees and directors as equity awards and recognize share-based compensation expense based on the grant-date fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the share options granted by us is also conditional upon completion of this offering, we have not recognized share-based compensation expense relating to these share options granted by us yet, which is not considered probable until it occurs. In addition, in connection with the dual-class share structure that will become effective immediately prior to the completion of this offering, 122,072,980 of ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng, our founders and directors, will be redesignated into Class B ordinary shares on a one-for-one basis, with each Class B ordinary share being entitled to 15 votes on all matters subject to vote by our shareholders. In this regard, we expect to recognize share-based compensation expenses in the quarter we complete this offering. As a result, upon the completion of this offering, we expect to begin to recognize a substantial amount of share-based compensation expense, which will have a significant impact on our results of operations. Moreover, if additional share options or other equity incentives are granted to our employees or directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see “Management—Amended and Restated 2018 Stock Option Scheme” and “—2019 Share Incentive Plan.”

We face risks relating to our business partnerships and strategic alliances.

We have entered into and may in the future enter into cooperation and alliances with various third parties to further our business purpose from time to time. Our data connectivity business and its further expansion depends on the distribution channels we work with. We operate portable Wi-Fi services through multiple channels, including multiple Roamingman e-commerce platforms, online travel agencies such as Ctrip and Fliggy, airlines and other travel related companies, sells portable Wi-Fi terminals on online e-commerce platforms such as Amazon and T-mall, as well as on in-flight magazines with support from airlines, and work with local distribution partners to offer our data connectivity services in other countries. Our uCloudlink 2.0 model aims to provide mobile data connectivity services to local users across different MNOs in a single country, the success of which depends on our GlocalMe Inside implementation for smartphones and other smart hardware devices. We have entered into partnerships with three smartphone manufacturers in China, including TCL, to provide GlocalMe Inside implementation for certain smartphone models. Some local regulator require additional telecommunication licenses and permits, so we try to obtain requisite licenses and permits through both forming joint venture with local business partners who possess such licenses and permits and application by ourselves. Any deterioration of our relationship or unsuccessful cooperation with these partners or alliances could have a material adverse effect on our operating results.

These alliances could subject us to a number of other risks, including risks associated with sharing proprietary information, failing to obtain or maintain the requisite certificates or licenses, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

If our efforts to attract and retain users do not achieve the expected results, our results of operations could be materially and adversely affected.

Our success depends on introducing new products and services and upgrading existing ones to attract and retain users. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our technologies, improve our existing products and services, and introduce additional high-quality products and services, local data traffic service and GlocalMe Inside service. Despite testing prior to the release and throughout the lifecycle, our products and services sometimes contain coding or manufacturing errors, and result in other negative consequences. The detection and correction of any errors in released products and services can be time consuming and costly, causing delay in the development or release of new products or services or new versions of products or services, and adverse impact on market acceptance of our products or services. Furthermore, we may incur significant sales and marketing expenses in promoting our brand and new products and services in order to attract and retain our users. If we are unable to anticipate user preferences or industry changes, or if we are unable to enhance the quality of our products and services on a timely basis, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market.

Interruption or failure of our own information technology systems or those provided by third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology systems or those provided by third-party service providers, such as cloud service providers. Any damage to or failure of such systems could interrupt our services. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, malware, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. If we cannot continue to retain third-party services on acceptable terms, our services may be interrupted. If we experience frequent or persistent system failures on our platform, whether due to interruptions and failures of our own information technology and or those provided by third-party service providers that we rely upon, our reputation and brand could be severely harmed.

We are in the process of developing and optimizing our billing system, which will place a key role in our existing and planned business initiatives. Any error in the billing system could disrupt our operations and impact our ability to provide or bill for our services, retain customers, attract new customers, or negatively impact overall customer experience. Any occurrence of the foregoing could cause material adverse effects on our operations and financial condition, material weaknesses in our internal control over financial reporting, and reputational damage.

The current tensions in international economic relations may negatively affect the cost of our operations, the growth of our business, and the size of our target market.

Recently there have been heightened tensions in international economic relations, such as the one between the U.S. and China. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On May 16, 2019, the U.S. government placed Huawei Technologies Co. Ltd and its affiliates on the entity list, which effectively banned U.S. companies from selling to the Chinese telecoms company without U.S. government’s approval. On June 1, 2019, the tariffs announced in May 2019 became in effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint against the U.S. over import tariffs to the World Trade Organization. On October 11, 2019, the U.S. government announced that the two countries had reached a “Phase 1” agreement and would further delay the tariff increase scheduled to go into effect on October 15, 2019. So far, the U.S. has applied exclusive tariffs on US$550 billion worth of Chinese goods, and China has applied exclusive tariffs on US$185 billion worth of U.S. goods.

Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. In light of the existing and future measures, we may be required to adjust or relocate certain parts of our operations, which can be costly and time consuming. Similarly, our supply chain may be negatively affected too. In addition, given that certain measures are centered on the information and communications, the global implementation of 5G mobile communication systems could be delayed, which may reduce the pace of growth in need for mobile data connectivity services worldwide. Escalations of the tensions that affect trade relations may lead to slower growth in global travels and global economy in general, and potentially negatively affect our business, financial condition and results of operations. We cannot provide any assurances or forecasts as to how the current Sino-U.S. economic relations may evolve.

We face competition from other players in the international mobile data connectivity service industry and local mobile data connectivity service industry and their adjacent industries, including MNOs, MVNOs, and other mobile data connectivity service providers.

The international mobile data connectivity service industry and local mobile data connectivity service industry are competitive, and competition for users is increasing. While we create unique values to and collaborate with MNOs and MVNOs, who are important participants on our mobile data traffic sharing marketplace, we also face competition from them. As a result, their interests may be different from, or adverse to, ours. These and other competitors have developed or may develop technologies that compete directly with our solutions.

Some of the MNOs and MVNOs we compete with are substantially larger than we are and have substantially longer operating histories. We may not be able to fund or invest in certain areas of our business to the same degree as these competitors. Many have substantially greater product development and marketing budgets and other financial and personnel resources than we do. Some also have greater name and brand recognition and a larger base of subscribers or users than we have. In addition, our competitors may provide services that we generally do not, such as cellular, local exchange and long distance services, voicemail and digital subscriber lines. Users that desire these services may choose to also obtain mobile wireless connectivity services from a competitor that provides these additional services rather than from us. Furthermore, our competitors, particularly the MNOs and MVNOs can leverage a variety of competition strategies that may affect our business, such as raising claimed noncompliance to regulatory bodies, initiating legal or administrative proceedings against us for contractual, competition, antitrust, or other causes of actions, or even lobbying for legislations that may have a disproportionate impact on us.

In addition, as our business model matures and technology direction becomes proven, players along the value chain of our services may expand into our territory, further intensifying the competition. Competition could increase our selling and marketing expenses and related user acquisition costs. We may not have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully. A failure to respond to established and new competitors may adversely impact our business and operating results.

We may also face pressure to reduce prices for our products and services. As competition in the international mobile data connectivity service industry and local mobile data connectivity service industry has increased, MNOs have lowered prices or increased the data traffic available under plans to attract or retain users, either through individual initiatives or joint actions among MNOs. To remain competitive, we may be compelled to reduce the prices for our mobile data connectivity services, which may in turn adversely affect our profitability and results of operations.

We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We have encountered and may in the future continue to encounter disputes with our competitors, including lawsuits involving claims asserted under intellectual property laws, trade secret misappropriation and defamation, which may adversely affect our business and reputation. See “Business—Legal Proceedings.” Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

We may not be able to obtain licenses to use third-party intellectual property on commercially reasonable terms or at all.

Certain of products and services we offer incorporate third-party intellectual property, which requires licenses from those third parties. Based on past experience and industry practice, we believe such licenses generally can be obtained on reasonable terms. However, there can be no assurance that we would be able to obtain such licenses on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our users to continue using, our affected products and services. Failure to obtain the right to use third-party intellectual property, or to use such intellectual property on commercially reasonable terms, could preclude us from selling certain products or services, or otherwise have a material adverse impact on our financial condition and operating results.

If our expansions into new businesses do not achieve the expected results, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new markets, such as mobile data connectivity services for local users, develop new businesses, such as GlocalMe Inside, find new applications for our technologies, such as IoT, and explore new monetization opportunities. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter. There can be long lead time and various uncertainties associated with the development of new products and services. Our potential lack of familiarity with new products and services and the lack of relevant marketing data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, and may not be able to effectively control our costs and expenses in rolling out these new products and services. Furthermore, it may take a long time for users to recognize the value of the new products and services and we may need to price our new products or services more aggressively to penetrate new markets and gain market share or remain competitive. One of the strategies we employ to expand is to introduce new and innovative business models. In the markets in which we operate the new business models, the regulators may not be familiar with the business model and new legislations that adapt to the new business model may be lacking, creating uncertainties in the outcome of the regulators determinations or our compliance status. We have historically experienced investigations or inquiries from the regulators regarding our new business models.

For example, we started to commercially offer products and services for uCloudlink 2.0 model in 2018, through which we aim to provide mobile data connectivity services for local users across different MNOs, since local mobile data traffic represents a much bigger market than international data roaming. We have entered into partnerships with three smartphone manufacturers in China, including TCL, to provide GlocalMe Inside implementation for certain smartphone models. We may not be able to effectively control our costs and expenses in these new business initiatives. We may encounter regulatory issues, bad reception by the market, or difficulties in securing partnerships with smartphone companies. If our new business initiatives do not achieve the level of success we expected, our operating results and growth prospect can be adversely affected.

We generate a majority of our revenues from provision of international mobile data connectivity services. If we fail to diversify our revenue base or increase our market share in the future, our sales growth and operating results may be adversely affected.

In 2017, 2018 and the nine months ended September 30, 2019, we derived a majority of our total revenues from our international mobile data connectivity services. While we expect to continue to diversify our revenue base, there can be no assurance the new products and services we introduce will be successful. Accordingly, our future success depends upon our ability to enhance and expand our international mobile data connectivity service and maintain or further increase our market share in the international data roaming market, which involves substantial time, costs and risks. Our revenues from international mobile data connectivity services are expected to be affected by travel and consumer spending, because users seek to access the mobile internet while they are on-the-go, and because spending on internet access is often a consumer discretionary spending decision. Any severe or prolonged slowdown in the global and/ or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. Furthermore, we already occupy considerable market shares in some of our focused geographic markets, leaving less potential for rapid growth in those markets. If we do not achieve the targeted results from enhancing and expanding our international mobile data connectivity service and maintaining or further increasing our market share, for technological or other reasons, our sales growth and operating results may be adversely affected.

The international nature of our business exposes us to certain business risks that could limit the effectiveness of our growth strategy and cause our results of operations to suffer.

Global expansion is an element of our growth strategy. Introducing and marketing our services internationally, developing direct and indirect international sales and support channels and managing global operations require significant management attention and financial resources. We face a number of risks associated with expanding our business internationally that could negatively impact our results of operations, including:

•	compliance with foreign laws, including more stringent laws in foreign jurisdictions relating to the privacy and protection of third-party data;

•	regulatory requirements to provide communication services in foreign jurisdictions;

•	competition from companies with international operations, including large international competitors and entrenched local companies;

•	to the extent we choose to make acquisitions to enable our international expansion efforts, the identification of suitable acquisition targets in the markets into which we want to expand;

•	difficulties in protecting intellectual property rights in international jurisdictions;

•	political and economic instability in some overseas markets;

•	difficulties in recruiting and managing employees in overseas operations with different cultural backgrounds;

•	currency fluctuations and exchange rates; and

•	potentially adverse tax consequences or an inability to realize tax benefits; and

We may not succeed in our efforts to expand our international presence as a result of the factors described above or other factors that may have an adverse impact on our financial condition and results of operations.

We are subject to inventory risks.

For our hardware terminals, such as GlocalMe portable Wi-Fi terminals and GlocalMe World Phones, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products. We may be unable to meet customer or distributor demand for our products or may be required to incur higher costs to secure the necessary production capacity and components. We could also overestimate future demand for our products and risk carrying excess product and component inventory, in which case our business and operating results could be adversely affected.

We are subject to risks related to data demand projection.

To ensure adequate supply of data traffic for our users, we must forecast the demand. While our uCloudlink cloud SIM platform and our SIM card allocation algorithm significantly increase the efficiency and utilization rate of the SIM cards, our ability to accurately forecast demand for our services could be affected by many factors, including specific events at a location, sales promotions by us or our distribution partners, and unanticipated changes in general market and economic conditions, among others. If we fail to accurately forecast user demand, we may experience shortage of network coverage or data traffic, limiting or interrupting the service to our users, and the users will lose confidence in our services. As market competition for products or services similar to ours intensifies, it could become more difficult to forecast demand.

Developments in alternative connectivity services, improvements in the existing networks or services, or advances in existing or alternative technologies may encroach our market share, or make our technologies obsolete, thereby materially and adversely affecting the demand for our products and services.

Developments in alternative connectivity services, improvements in the existing networks or services, or advances in existing or alternative technologies, such Low-Earth-Orbit satellite-based communication technologies, or successful combinations of those may encroach our market share and materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, improvements in the existing networks or services of MNOs that result in more flexible offerings at lower prices of both international mobile data connectivity service and local mobile data connectivity service could undermine the competitiveness of our products and services, resulting in decreased revenue and a loss of market share to competitors or providers of alternative services.

Introduction of new business models may encroach our market share.

New business models can be introduced in the markets we operate in or their adjacent markets, which can be the result of technology development, industry consolidation, or new players entering the market. For example, many venues offer free mobile Wi-Fi as an incentive or value-added benefit to their users. Free Wi-Fi may reduce retail user demand for our services, and put downward pressure on the prices we charge our retail users. In addition, telecommunications operators may offer free mobile Wi-Fi as part of a home broadband or other service contract, which also may force down the prices we charge our retail users. In addition, some mobile apps work with MNOs to offer free data traffic that can be utilized only by such apps, which may reduce the demand for our mobile data connectivity service. If these new business models are more attractive to users than the business models we currently use, our users may switch to our competitors’ services, and we may lose market share.

We may acquire companies or make investments in, or enter into licensing arrangements with, other companies with technologies that are complementary to our business and these acquisitions or arrangements could have negative impacts on our business or cause us to require additional financing.

We may acquire companies, assets or the rights to technologies in the future in order to develop new services or enhance existing services, to enhance our operating infrastructure, to fund expansion, to respond to competitive pressures or to acquire complementary businesses. For example, in October 2018, we made an equity investment in a privately-held company, Maya System, Inc., which provides cloud SIM related services in Japan, including sale of products and maintenance. Entering into these types of arrangements entails many risks, any of which could materially harm our business, including:

•	diversion of management’s attention from other business concerns;

•	failure to effectively integrate the acquired technology or company into our business;

•	incurring of significant acquisition costs;

•	loss of key employees from either our current business or the acquired business; and

•	assumption of significant liabilities of the acquired company.

Any of the foregoing or other factors could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions. We may not be able to identify or consummate any future acquisitions on favorable terms, or at all. If we do effect an acquisition, it is possible that the financial markets or investors will view the acquisition negatively. We may encounter difficulties in securing necessary financing at terms that would be acceptable to us and may not be able to close on the proposed acquisition. Even if we successfully complete an acquisition, it could adversely affect our business.

We are subject to risks and uncertainties faced by companies in rapidly evolving industries.

We operate in the rapidly evolving international mobile data connectivity service industry and local mobile data connectivity service industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our market share;

•	successfully expand into new businesses and explore additional monetization opportunities, such as mobile data connectivity services for local users such as GlocalMe Inside;

•	offer attractive, useful and innovative products and services to attract and retain a larger user base;

•	upgrade our technology to support increased traffic and expanded product and service offerings;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively; and

•	build profitable operations in new markets we have entered into.

If we are unsuccessful in addressing any of these risks and uncertainties, or if the international mobile data connectivity service industry or local mobile data connectivity service industry do not grow as quickly as expected, our results of operation and financial condition may be materially and adversely affected.

Actions of joint venture partners could negatively impact our performance.

We may enter into joint ventures in the future. Such joint venture investments may involve risks not otherwise present with a branch or subsidiary, including, without limitation:

•	the risk that our joint venture partner might become bankrupt, insolvent or otherwise unable to meet its financial obligations under the terms of the joint venture;

•	the risk that our joint venture partner may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;

•	the risk that our joint venture partner may be in a position to take actions that are contrary to the agreed upon terms of the joint venture, our instructions or our policies or objectives;

•	the risk that we may incur liabilities as a result of an action taken by our joint venture partner;

•

the risk that disputes between us and our joint venture partner may result in litigation or arbitration that would increase our expenses and occupy the time and attention of our officers and directors;

•

the risk that neither joint venture partner may have the ability to unilaterally control the joint venture with respect to certain major decisions, and as a result an irreconcilable impasse may be reached with respect to certain decisions; and

•	the risk that we may not be able to sell our interest in a joint venture when we desire to exit the joint venture, or at an attractive price.

The occurrence of any of the foregoing risks with respect to a joint venture could have an adverse effect on the financial performance of such joint venture, which could in turn have an adverse effect on our financial performance and the value of an investment in our company.

In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our (i) lack of sufficient resources regarding financial reporting and accounting personnel in the application of U.S. GAAP and the reporting requirements set forth by the SEC and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weaknesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We are subject to taxation-related risks in multiple jurisdictions.

The tax laws applicable to our business activities are subject to change and uncertain interpretation. Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in jurisdictions in which we do business.

Moreover, we conduct operations through our subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between us and our subsidiaries. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any jurisdiction in which we operate were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Furthermore, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. Such circumstances could adversely affect our financial condition, results of operations and cash flows.

We are subject to complex and evolving laws and regulations regarding privacy and data protection.

Many jurisdictions, including the United States, the European Union and China, continue to consider the need for greater regulation or reform to the existing regulatory framework for privacy and data protection. In the United States, all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict.

In June 2017, the PRC Cyber Security Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security, and public interests, protect the lawful rights and interests of citizens, legal persons, and other organizations, and requires that a network operator take technical measures, and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and availability of network data. The PRC Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed, or provided to third parties. Any violation of the provisions and requirements under the PRC Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. In addition, National Internet Information Office published Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad, or the Draft Security Assessment Notice to seek for public comments on April 11, 2017. The Draft Security Assessment Notice emphasizes the security evaluation requirements, any company found to be non-compliant with the obligations under the Draft Security Assessment Notice may potentially be subject to fines, administrative and/or criminal liabilities. It is still uncertain when the Draft Security Assessment Notice would be signed into law and whether the final version would have any substantial changes from this draft. Although we do not transfer any users’ personal information outside the PRC currently, we may transfer such information outside the PRC in the future subject to the requests or orders of governmental authorizations outside the PRC. We may not be able to fulfill the obligations then we are subjected to, among other, the security assessment at acceptable cost, or at all.

In addition to the above, many jurisdictions including, for example, Indonesia, have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations or may require us to alter our business practices. While we strive to protect our users’ privacy and data security and to comply with material data protection laws and regulations applicable to us, it is possible that our practices are, and will continue to be, inconsistent with certain regulatory requirements. Our international business expansion could be adversely affected if these laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or that requires changes to these practices. If these laws and regulations materially limit our ability to collect and use user data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base will be impaired. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings.

We would be harmed by data loss or other security breaches.

Our business involves the receipt, storage, and transmission of our users’ confidential information, including sensitive personal information, confidential information about our employees and suppliers, and other sensitive information about our company. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent, particularly given that the methods of unauthorized access constantly change and evolve. We are subject to the threat of unauthorized access or disclosure of confidential information by state-sponsored parties, malicious actors, third parties or employees, errors or breaches by third-party suppliers, or other security incidents that could compromise the confidentiality and integrity of confidential information. Cyber-attacks, such as denial of service and other malicious attacks, could disrupt our internal systems and applications, impair our ability to provide services to our users, and have other adverse effects on our business and that of others who depend on our services. Mobile networks are considered a critical infrastructure provider and therefore may be more likely to be the target of such attacks. Such attacks against companies may be perpetrated by a variety of groups or persons, including those in jurisdictions where law enforcement measures to address such attacks are ineffective or unavailable, and such attacks may even be perpetrated by or at the behest of foreign governments.

Our procedures and safeguards to prevent unauthorized access to sensitive data and to defend against attacks seeking to disrupt our services must be continually evaluated and revised to address the ever-evolving threat landscape. We cannot make assurances that all preventive actions taken will adequately repel a significant attack or prevent information security breaches or the misuses of data, unauthorized access by third parties or employees, or exploits against third-party supplier environments. If we or our third-party suppliers are subject to such attacks or security breaches, we may incur significant costs or other material financial impact, which may not be covered by, or may exceed the coverage limits of, our cyber insurance, be subject to regulatory investigations, sanctions and private litigation, experience disruptions to our operations or suffer damage to our reputation. Any future cyber-attacks, data breaches, or security incidents may have a material adverse effect on our business, financial condition, and operating results.

Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

Our products and services could contain design and manufacturing defects in their materials, hardware, and firmware. Defects may also occur in components and materials that we purchase from third-party suppliers, such as batteries. These defects could include defective materials or components, or “bugs,” that can unexpectedly interfere with the products’ intended operations. Although we extensively test new and enhanced products and services before their release, there can be no assurance we will be able to detect, prevent, or fix all defects. Failure to do so could result in loss of revenue, significant warranty and other expenses and harm to our reputation.

Any unauthorized control or manipulation of our products or systems could result in a material adverse effect on our business.

We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our products and systems. However, hackers or even our own employees may attempt to gain unauthorized access to modify, alter and use such networks, products and systems to gain control of, or to change, our products’ functionality, user interface and performance characteristics, exploit our services for free and possibly for illegal use. Any unauthorized access to or control of our products or systems could result in legal claims, proceedings or investigations that cause interruptions of our operations, and damage to our reputation. In addition, we can be held liable for the illegal activities conducted through such unauthorized control or manipulation of our products and systems.

Our use of open source software could negatively affect our ability to offer our products and services and subject us to possible litigation.

A portion of the technologies we use incorporates open source software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.

Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If an author or any third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we may need to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

If we are unable to take advantage of technological developments on a timely basis, we may experience a decline in demand for our products and services or face challenges in implementing or evolving our business strategy.

Our future success depends on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Significant technological changes continue to impact the international mobile data connectivity service industry and local mobile data connectivity service industry. In general, these technological changes may enable a certain companies to offer services competitive with ours. In order to grow and remain competitive with new and evolving technologies, we will need to adapt to future changes in technology. Adopting new and sophisticated technologies may result in implementation issues such as system instabilities, unexpected or increased costs, technological constraints, regulatory permitting issues, user dissatisfaction, and other issues that could cause delays in launching new technological capabilities, which in turn could result in significant costs or reduce the anticipated benefits of the upgrades. In general, the development of new services in the international mobile data connectivity service industry and local mobile data connectivity service industry will require us to anticipate and respond to the continuously changing demands of our users, which we may not be able to do accurately or timely. If we fail to keep up with rapid technological changes to remain competitive, or consequently fail to retain users with products and services of exceptional quality, our future success may be materially and adversely affected.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our success depends heavily upon the continuing services of our management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions for various reasons such as legal actions and negative publicity, and we are not able to find their successors in a timely manner, our business may be disrupted and our financial condition and results of operations may be adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

If any of our executives or other key personnel joins a competitor or forms a competing company, we may not be able to successfully retain users, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us, containing confidentiality and non-competition provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization and business operations. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As we expand internationally, we also face the difficulties in recruiting and managing overseas employees, such as cultural differences, language barriers, and different regulatory requirement. As competition in the international mobile data connectivity service industry and local mobile data connectivity service industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

If our employees commit fraud or other misconduct, including noncompliance with regulatory standards, our business may experience serious adverse consequences.

We are exposed to the risk of employee fraud or other misconduct. Certain laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, user incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the provision of services, which could result in regulatory sanctions and serious harm to our reputation. Furthermore, employee misconduct could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S.

Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in the ADSs.

We cooperate with our contract manufacturers to manufacture our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

We cooperate with certain contract manufacturers to produce our products. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our contract manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, or other problems. We may be unable to pass on the cost increases to our users. We may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. If our contract manufacturers were unable to perform their obligations or were to end their relationship with us, it may take up a significant amount of time to identify and onboard a new manufacturer that has the capability and resources to build our products to our specifications in sufficient volume, and our business and results of operations could be materially and adversely affected.

While we have regular access to each manufacturing facility of our contract manufacturers, and have quality control teams to continually monitor the manufacturing processes at our contract manufacturers’ facilities, any failure of such manufacturers to perform may have a material negative impact on our cost or supply of finished goods.

Furthermore, although our agreements with our contract manufacturers contain confidentiality obligations, and we have adopted security protocols to ensure knowhow and technologies for manufacturing our products could not be easily leaked or plagiarized, we cannot guarantee the effectiveness of these efforts, and any leakage or plagiary of our knowhow and technologies could be detrimental to our business prospects and results of operations.

We are dependent on our suppliers to provide certain components of our products, and inability of these suppliers to continue to deliver and do so on time, or their refusal to deliver, necessary components of our products at prices and volumes acceptable to us would have a material adverse impact on our business, prospects and operating results.

While we obtain components from multiple sources whenever possible, certain components used in our products are purchased by us from limited sources. We believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our limited source components, but we may be unable to do so in the short term or at all at prices or costs that are favorable to us. In particular, we rely on a major chip manufacturer based in the United States and our largest supplier of chips, for chips installed on our products. If we were to experience any material disruption to our sourcing of chips or any delay in the delivery, we may not be able to switch to an alternative supplier of chips within a short period time or at all. Furthermore, because our GlocalMe Inside service requires smartphone chips that support cloud SIM technology, the successful development and adoption of GlocalMe Inside service and our cooperation with smartphone companies in that regard depend on supply of smartphone chips featuring that function. If, for some reason, chip manufacturers remove or deny our access to that function from the chips they supply to the smart phone companies, the development of GlocalMe Inside business will be hindered.

We rely on distributors in marketing and selling our products and services, and failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

We rely on third-party distributors in marketing and selling our products and services. If our distributors are not effective in selling and marketing our products and services, do not provide quality services to our users or otherwise breach their contracts with our users, or engage in inappropriate marketing conducts such as so-called “brushing” usually seen on e-commerce platforms, we may experience slower growth in a particular market, lose users and our results of operations may be materially and adversely affected. Since most of our distributors are not bound by long-term contracts, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We are subject to payment-related risks.

We enable our users to make payments by working with various third-party payment processing service providers. As we rely on third parties to provide payment processing services, including processing payments made with credit cards and payment apps, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We may be subject to late payment, breach, human error, fraud and other illegal activities in connection with third-party online payment services. If our data security systems are breached or compromised, we may lose our ability to accept payments through credit and payment app from our users, and we may be subject to claims for damages from our users and third parties, all of which could adversely affect our reputation and results of operations.

We use third parties to perform shipping functions on our behalf. A failure or disruption at our logistics providers would harm our business.

Currently, we use third-party logistics providers to perform shipment for us, including exports. If our logistics providers fail to deliver our products as required, we may face reputational damage or legal liabilities for breaching a contract. Although the shipping services required by us may be available from a number of providers, it is time-consuming and costly to qualify and implement these relationships. If one or more of our logistics providers suffer an interruption in their businesses, or experience delays, disruptions or quality control problems in their operations, or we choose to change or add additional logistics providers, our ability to ship products would be delayed and our business, results of operations and financial condition would be adversely affected.

Our results of operations are likely to fluctuate because of seasonality in the travel industry.

Our business can experience fluctuations, reflecting seasonal variations in demand for travel services. For example, summers generally see more global travels and generate more revenues for our data connectivity services. Consequently, our results of operations may fluctuate with the season. As we continue to expand internationally, we could reduce the degree to which we are subject to seasonality in specific markets.

We face risks related to natural disasters, terrorist acts or acts of war, social unrest, health epidemics or other public safety concerns or hostile events, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, terrorist acts or acts of war, social unrest, health epidemics or other public safety concerns or hostile events. Natural disasters may give rise to server interruptions, breakdowns, system failures or technology platform failures or internet failures, which would adversely affect our ability to operate our platform and provide our services. In addition, our results of operations could be adversely affected to the extent that any such event affects the economic condition in general and the travel industry in particular. In particular, recent protests and demonstrations in Hong Kong which resulted in violence has impacted the local economy and the travel industry in Hong Kong. Since we are headquartered in Hong Kong and some of our assets and operations are located there, if any significant negative developments to the political, economic or social environment were to occur, our business, results of operations and financial condition would be adversely affected.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our pricing policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have incurred losses in the past.

We have incurred loss from operations of US$16.1 million and US$23.2 million, and net losses of US$19.3 million and US$26.6 million in 2017 and 2018, respectively, although we generated income from operations of US$3.3 million and net income of US$3.1 million in the nine months ended September 30, 2019. Our net cash used in operating activities was US$7.2 million and US$19.5 million in 2017 and 2018, respectively, while our net cash generated from operating activities was US$4.7 million in the nine months ended September 30, 2019. The historical losses reflect the substantial investments we made to grow our business. We cannot assure you that we will be able to continue generating net profits in the foreseeable future.

We expect to continue to invest in the development and expansion of our business in areas including:

•	research and development;

•	sales and marketing;

•	expansion of our operations and infrastructure; and

•	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company upon completion of this offering.

As a result of these increased expenses, we will have to generate and sustain increased revenue to be profitable in future periods. Further, in future periods, we may not be able to generate sufficient revenue growth to offset higher costs and achieve or sustain profitability. If we fail to sustain or increase profitability, our business and operating results could be adversely affected.

Any inability to renew our leases on favorable terms could negatively impact our financial results.

We lease office space, warehouses, server rooms, data centers and counters. Generally, our leases provide us with the opportunity to renew the leases at our option for periods typically ranging from 1 to 3 years. For the leases that do not contain renewal options, or for which the option to renew has been exhausted or passed, we cannot guarantee the landlord will renew the lease, or will do so at a rate that will allow us to maintain profitability on that particular space. While we proactively monitor these leases and conduct ongoing negotiations with landlord, our ability to renegotiate renewals is inherently limited by the original contract language, including option renewal clauses. If we are unable to renew, we may incur substantial costs to move our infrastructure and to restore the property to its required condition. There is no guarantee that we will be able to find appropriate and sufficient space. The occurrence of any of these events could adversely impact our business, financial condition, results of operations and cash flows.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

Insurance companies in China currently offer limited business insurance products. While we maintain product liability insurance coverage, we do not have any business liability or disruption insurance coverage for our operations. Any business disruption may result in our incurring substantial costs and the diversion of our resources.

Our business depends on our brands including GlocalMe and Roamingman, and if we are not able to maintain and enhance our brands, our business and results of operations may be harmed.

We believe that our brands including GlocalMe and Roamingman have contributed to the success of our business. We also believe that maintaining and enhancing the brands is critical as we try to retain and expand our user base for our international mobile data connectivity service and venture into new business opportunities such as GlocalMe Inside. If we fail to maintain and further promote our brands, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our partners, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations.

We are involved in legal proceedings in the ordinary course of our business from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are involved in various legal proceedings in the ordinary course of business from time to time, involving competitors, business partners, customers and employees, among others. Claims arising out of actual or alleged violations of law could be asserted under a variety of laws, including but not limited to intellectual property laws, contract laws, tort laws, unfair competition laws, labor and employment laws, privacy laws and property laws. No assurances can be given as to the outcome of any pending legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive reliefs, and criminal and civil liabilities and/or penalties.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, the Catalog of Industries for Encouraged Foreign Investment (2019 Edition), the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Edition), and other applicable laws and regulations.

Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which foreign-owned companies are or restricted from conducting in China.

To comply with PRC laws and regulations, we conduct such business activities through our VIEs in China. Beijing uCloudlink has entered into contractual arrangements with our VIEs and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in our VIEs when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our VIEs in China and hence consolidate their financial results with ours as our variable interest entities under U.S. GAAP. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in value-added telecommunication or other foreign-restricted services, or if the PRC government otherwise finds that we, our VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, the State Administration for Market Regulation, and Ministry of Commerce, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. In particular, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the financial results of our VIEs with ours in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with VIEs and their shareholders to operate part of our business in China. For a description of these contractual arrangements, see “Corporate

History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have potential conflicts of interest with us, and we cannot assure you that their interests will be aligned with ours. Chaohui Chen, Zhiping Peng and four other beneficial owners of our company, hold 50.17%, 49.67% and 0.16% of the equity interests in Beijing Technology, respectively. Mr. Chaohui Chen is our founder, director and the chief executive officer. Mr. Zhiping Peng is our founder and the chairman of our board of directors. Two other shareholders of Beijing Technology, Wen Gao and Zhongqi Kuang, also serve as our executive officers. The shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material adverse effect on our ability to effectively control our VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIEs have appointed Beijing uCloudlink as their attorney-in-fact to exercise their rights, including power, with respect to our VIEs. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Beijing uCloudlink’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, the entities hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Certain portion of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where UCLOUDLINK GROUP INC., is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, UCLOUDLINK (HK) LIMITED, which directly owns our PRC subsidiaries, is incorporated in Hong Kong. However, if UCLOUDLINK (HK) LIMITED is not considered to be the beneficial owner of dividends paid to it by our PRC subsidiaries under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside China to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to filing with the Ministry of Commerce in its foreign investment comprehensive management information system and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries and VIEs is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and (ii) each of our PRC subsidiaries and VIEs may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits. See “Regulation—Regulations Related to Foreign Exchange.” Any medium or long term loan to be provided by us to our VIEs must also be approved by the National Development and Reform Commission, or the NDRC. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries and VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of any financing outside China to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net assets of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our PRC subsidiaries or our VIEs may be significantly limited, which may adversely affect our business, financial condition and results of operations.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of SAFE Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from any financing outside China within the business scopes of our PRC subsidiaries. SAFE Circular 19 and 16 may significantly limit our ability to transfer to and use in China the net proceeds from any such financing outside China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant fluctuation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of the date of this prospectus, some of the lessors of our properties leased by us in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, some of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. Though the failure to register leasehold interests may not void the respective lease agreement, it may expose us to potential warnings and penalties up to RMB 10,000 per unregistered leased property.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a significant portion of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated affiliated entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the recent flood of capital outflows of China due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. Our PRC legal counsel, Han Kun Law Offices, has advised us that, based on their understanding of the current PRC laws, the CSRC approval is not required under the M&A Rules in the context of this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; (ii) our wholly owned PRC subsidiaries were established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules; and (iii) no explicit provision in the M&A Rules classifies the contractual arrangements between us and the VIE as a type of acquisition transaction falling under the M&A Rules.

However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC although, to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business and the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the State Council that became effective in March 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activities. If our PRC resident and enterprise shareholders fail to make any applications and filings required under these regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations, among which, the foreign exchange registrations of several PRC residents are yet to be completed, and there is no assurance that they will complete the relevant registrations finally, or at all. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

In August 2014, Ministry of Commerce promulgated the Measures for the Administration of Overseas Investment, and the National Development Reform Committee, or the NDRC, promulgated the Administrative Measures for the Approval and Filing of Overseas Investment Projects. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which became effective in March 2018. Pursuant to these regulations, any outbound investment of PRC enterprises in the area and industry that is not sensitive is required to be filed with Ministry of Commerce and the NDRC or their local branch. Upon filing of an enterprise’s overseas investment, where there is any change in the overseas investment matters stated in the original Certificate of Overseas Investments of Enterprises, such enterprise shall complete change formalities with the Ministry of Commerce or its local branches which processed the original filing. Regarding to the overseas reinvestments by the overseas enterprise, the PRC registered entities as the shareholder of such overseas enterprise, shall, upon completion of overseas legal formalities, report to the Ministry of Commerce. Certain of our enterprise shareholders that are PRC registered entities have completed the filing with Ministry of Commerce, and have not yet competed filing with the NDRC and the report and change formalities with Ministry of Commerce as of the date of this prospectus and we cannot assure you that they will be able to complete such filing in time or at all. Moreover, we can provide no assurance that we are or will in the future continue to be informed of the identities of all PRC residents and PRC enterprises holding direct or indirect interest in our company, and even if we are aware of such shareholders or beneficial owners who are PRC residents or PRC enterprises, we may not be able to compel them to comply with SAFE Circular 37 and outbound investment related regulations, and we may not even have any means to know whether they comply with these requirements. Any failure or inability by such individuals or enterprises to comply with SAFE and outbound investment related regulations may subject such individuals or the responsible officers of such enterprises to fines or legal sanctions, and may result in adverse impact on us, such as restrictions on our ability to distribute or pay dividends.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is uncertain how these regulations, and any future regulations concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. Due to the complexity and constantly changing nature of the foreign exchange and outbound investment related regulations as well as the uncertainties involved, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our Company will be subject to the Stock Option Rules when our Company becomes an overseas listed company upon the completion of this offering. If we or our PRC resident participants fail to comply with these regulations, we and/or our PRC resident participants may be subject to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations Related to Foreign Exchange—Regulations on Stock Incentive Plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise or transfer share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation—Regulations Related to Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC noteholders, shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that UCLOUDLINK GROUP INC. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our noteholders and shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise noteholders and shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the notes. ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual noteholders and shareholders (including our ADS holders) and any gain realized on the transfer of the notes. ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of UCLOUDLINK GROUP INC. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that UCLOUDLINK GROUP INC. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the “big four” China-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” China-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the “big four” China-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The SCNPC enacted the Labor Contract Law in 2008 and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In the case of retrenching 20 or more employees or where the number of employees to be retrenched is less than 20 but comprises 10% or more of the total number of employees of such employer under certain circumstances, the employer shall explain the situation to the labor union or all staff 30 days in advance and seek the opinion of the labor union or the employees, the employer may carry out the retrenchment exercise upon reporting the retrenchment scheme to the labor administrative authorities. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, or fail to withhold individual income tax adequately, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. In our operation history, certain of our PRC subsidiaries have not made adequate contributions to employee benefit plans, or not withheld individual income tax adequately, as required by applicable PRC laws and regulations. In addition, certain of our PRC subsidiaries engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. As of the date of this prospectus, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant regulatory authorities will not require us to pay outstanding amounts and impose late payment penalties or fines on us, which may materially and adversely affect our business, financial condition and results of operations.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Some of our PRC service stores may have engaged in business activities without the necessary approvals from or registration with local authorities, which could subject us to fines or other penalties that may negatively impact our results of operations or interfere with our ability to operate our business.

As required by the PRC laws, a company that uses an office in a location outside its domicile to conduct business operation must register such office as a branch company with the competent local authority. As of September 30, 2019, we registered 16 branches in the PRC, of which 13 are registered for the purpose of picking-up and returning terminals, while some of our service stores established for the purpose of picking-up and returning terminals are not registered as branches. As we quickly expand our operations, we may need to register additional branch companies from time to time. However, whether a service store or a pick-up point will be deemed as having business nature or otherwise qualified for branch company registration is subject to the sole discretion of the government authorities. We cannot assure you that the governmental authorities will take the same view with us on whether a service store or pick up point is required or qualified to be registered as a branch company. If the government authorities find that we fail to complete branch company registrations for any of our service stores or pick-up points in a timely manner or otherwise violate relevant regulations on branch companies, we may be subject to penalties, including fines, confiscation of income, or being ordered to cease business. We may be subject to these penalties as a result of our failure to meet the registration requirements, and these penalties may substantially inhibit our ability to operate our business. The maximum potential penalty we may be subject to is RMB100,000 for our failure to register a service store or pick-up point as a branch company if the government authorities determine that such branch company registrations are required.

Risks Related to The ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We have applied to list the ADSs on the Nasdaq Global Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for the ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, users, suppliers or third-party sellers;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other players in the industry;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the mobile data connectivity service market;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	litigation or other legal proceedings involving us;

•	detrimental negative publicity about us or our industry;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs; and

•	proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The sale or availability for sale of substantial amounts of the ADSs in the public market could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to                      Class A ordinary shares) outstanding immediately after this offering, or             ADSs (equivalent to                      Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our officers, directors, and existing shareholders have agreed not to sell any of our ordinary shares or the ADSs or are otherwise subject to similar lockup restrictions for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc., or FINRA. After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, we expect to create a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 15 votes per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by the ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than an affiliate of our two founders, namely, Mr. Chaohui Chen and Mr. Zhiping Peng, their family members or any entity controlled by the founders or their family members, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Immediately prior to the completion of this offering, our two founders, Mr. Chaohui Chen and Mr. Zhiping Peng, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately        % of our total issued and outstanding share capital immediately after the

completion of this offering and        % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent more than 6.2 % of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 11.8% of our total issued and outstanding share capital. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have previously announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the ADSs for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. We cannot assure you that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our directors, officers and principal shareholders collectively control a significant amount of our shares, and their interests may not align with the interests of our other shareholders.

Currently, our officers, directors and principal shareholders collectively hold a substantial majority of total voting power in our company. They will continue to have a substantial control of us and collectively hold        % of total voting power immediately after this offering, assuming the underwriters do not exercise their over-allotment option. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of the ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. For more information regarding our principal shareholders, see “Principal Shareholders.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$             per ADS, representing the difference between the initial public offering price of US$             per ADS and our adjusted net tangible book value per ADS as of December 31, 2018, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date and we confirm to the depositary that (i) we wish to receive a discretionary proxy; (ii) we reasonably do not know of any substantial shareholder opposition to the proxy item(s); and (iii) the proxy item(s) is not materially adverse to the interests of our shareholders, then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by the ADSs as to the proxy item(s).

The effect of this discretionary proxy is that you cannot prevent the underlying Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property, or that the value of certain distributions may be less than the cost of distributing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located in China and Hong Kong. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Your investment in the ADSs may be impacted if we are encouraged to issue CDRs in the future.

Currently the PRC central government is proposing new rules that would allow PRC technology companies listed outside China to list on the mainland stock market through the creation of Chinese Depositary Receipts, or CDRs. Once the CDR mechanism is in place, we might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-IPO articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The post-offering memorandum and articles of association that we plan to adopt and that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

We have adopted amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our proposed dual-class voting structure gives disproportionate voting power to the Class B ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company that will be listed on the Nasdaq Global Market, we will be subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq listing standards. For example, neither the Companies Law of the Cayman Islands nor our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of the ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “TAXATION—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares. For more information see “TAXATION—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company.

As a result of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. We estimate such additional expenses to be approximately US$2.5 million to US$4.0 million annually. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the mobile data connectivity service industry;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with our customers, suppliers and business partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry and our geographic markets.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The mobile data connectivity service industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately % for research and development;

•	approximately % for general corporate purposes, which may include funding sales and marketing efforts, working capital needs; and

•	approximately % for potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in demand deposits, interest-bearing debt instruments or other financial products for cash management purposes.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside China to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and our VIEs in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from outside China as of December 31, 2018 is (i) approximately US$52.1 million according to the Total Investment and Registered Capital Balance, as defined in “Regulation—Regulations Related to Foreign Exchange—Loans by the Foreign Companies to their PRC Subsidiaries;” or (ii) approximately US$62.6 million under the Risk-Weighted Approach and the Net Asset Limits, as defined in “Regulation—Regulations Related to Foreign Exchange—Loans by the Foreign Companies to their PRC Subsidiaries.” With respect to our VIEs, the maximum amount of the loans that they can obtain in aggregate from outside China as of December 31, 2018 is approximately US$7.5 million according to the Risk-Weighted Approach and the Net Asset Limits. We are able to use all of the net proceeds from this offering to fund our PRC subsidiaries through capital contributions, which are not subject to any statutory limit on the amount under PRC laws and regulations. See “Regulation—Regulations Related to Foreign Exchange—Loans by the Foreign Companies to their PRC Subsidiaries.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries an consolidated entities in Hong Kong or China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the redesignation of 122,072,980 ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion and the redesignation of all of the remaining issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the redesignation of 122,072,980 ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion and the redesignation of all of the remaining issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering, and (iv) the sale of              Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(US$ in thousands, except for shares)
Indebtedness:
Long term borrowing	353	353
Mezzanine Equity:
Series A redeemable convertible preferred shares (US$0.00005 par value; 29,000,000 shares authorized, issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	22,342	—
Total mezzanine equity	22,342	—
Shareholders’ Equity:
Ordinary shares (US$0.00005 par value; 971,000,000 shares authorized, 232,451,900 shares issued and 232,451,900 shares outstanding on an actual basis)	11	—
Class A ordinary shares (US$0.00005 par value; no shares authorized, issued and outstanding; 1,700,000,000 shares authorized, 135,676,698 shares issued and outstanding on a pro-forma basis)	—	6
Class B ordinary shares (US$0.00005 par value; no shares authorized, issued and outstanding; 200,000,000 shares authorized, 122,072,980 shares issued and outstanding on a pro-forma basis)	—	6
Additional paid-in capital(2)	119,453	141,794
Accumulated other comprehensive income/(loss)	214	214
Accumulated losses	(102,132)	(102,132)
Total shareholders’ equity(2)	17,546	39,888
Total capitalization(2)	89,442	89,442

Notes:	(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity, and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. The pro forma as adjusted amounts do not include the expense, if any, as a result of the redesignation of certain of our ordinary shares into Class B ordinary shares upon completion of this offering.

(2)

A US$1.00 increase/(decrease) in the assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase/(decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by US$             million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2019 was approximately US$39.3 million, representing US$0.17 per ordinary share or US$             per ADS as of that date, or US$0.15 per ordinary share and US$             per ADS on a pro forma basis. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preference shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after September 30, 2019, other than to give effect to our issuance and sale of              ADSs in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2019 would have been US$            , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2019	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares, this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of

ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 17,437,720 ordinary shares issuable upon exercise of outstanding share options with exercise prices ranging from of US$0.50 to US$0.81 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located in China and Hong Kong. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive,

(ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Hong Kong

Guantao & Chow Solicitors and Notaries, our counsel with respect to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in Hong Kong against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been further advised by Guantao & Chow Solicitors and Notaries that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a definite sum of money in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the judgement is from a competent court, the judgment was not obtained by fraud, misrepresentation or mistake nor obtained in proceedings which contravenes the rules of natural justice and the enforcement of the judgment is not contrary to public policy in Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

CORPORATE HISTORY AND STRUCTURE

We commenced our operations by establishing Shenzhen uCloudlink Network Technology Co., Ltd in August 2014 and Beijing uCloudlink New Technology Co., Ltd. three months later. Our holding company, UCLOUDLINK GROUP INC., was incorporated in August 2014 in the Cayman Islands to facilitate financing and offshore listing. In September 2014, our holding company established a wholly-owned subsidiary in Hong Kong, UCLOUDLINK (HK) LIMITED, which is a subsidiary of HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, an entity through which we conduct our business operations in Hong Kong.

In January 2015, we established Beijing uCloudlink Technology Co., Ltd., through which we gained control over Shenzhen uCloudlink Network Technology Co., Ltd and Beijing uCloudlink New Technology Co., Ltd. by entering into a series of contractual arrangements with Shenzhen uCloudlink Network Technology Co., Ltd and Beijing uCloudlink New Technology Co., Ltd. and their respective shareholders.

In addition, we established the following subsidiaries to perform the following functions of our business:

primarily for marketing and sales:

•	UCLOUDLINK (UK) CO. LTD in the UK in October 2014;

•	Ucloudlink (America), Ltd. in the United States in August 2016;

•	UCLOUDLINK (SINGAPORE) PTE. LTD. in Singapore in May 2017;

•	UCLOUDLINK SDN. BHD. in Malaysia in August 2017;

•	uCloudlink Japan Co., Ltd. in Japan in March 2018;

primarily for technology research and development:

•	Shenzhen Ucloudlink Technology Limited in China in July 2015; and

primarily for hardware exportation:

•	Shenzhen uCloudlink Co., Ltd in China in June 2018.

We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. We refer to Shenzhen uCloudlink and Beijing Technology collectively as our VIEs in this prospectus. Our contractual arrangements with our VIEs and their shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC law. For more details, including risks associated with the VIE structure, please see “—Agreements that provide us with effective control over our VIEs,” “—Agreements that allow us to receive economic benefits from our VIEs,” “—Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs,” and “Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in Beijing uCloudlink and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries with our consolidated financial statements in accordance with U.S. GAAP.

The chart below summarizes our corporate structure and identifies our principal subsidiaries, our VIEs and their principal subsidiaries immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

Note:	(1)

Through contractual arrangements, one of our employees holds the equity interest in the entity on behalf of us, and we have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

(2)

Chaohui Chen our founder, director and chief executive officer, and Zhiping Peng, our founder and chairman of board of directors, each holds 50.17% and 49.67% of the equity interests in Beijing Technology, respectively. Both of them are beneficial owners of our company. Four other beneficial owners of our company, namely, Wen Gao, Zhongqi Kuang, Baixing Wang and Xingya Qiu, hold an aggregate of 0.16% of the equity interest in Beijing Technology. Mr. Wen Gao serves as our chief sales officer, and Mr. Zhongqi Kuang serves as our chief supply chain officer.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Agreements that provide us with effective control over our VIEs

Business Operation Agreements and Powers of Attorney. Pursuant to the Business Operation Agreement dated January 27, 2015, among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology, which is the sole shareholder of Shenzhen uCloudlink, Shenzhen uCloudlink and Beijing Technology undertake that without Beijing uCloudlink’s prior written consent, Shenzhen uCloudlink shall not enter into any transactions that may have a material effect on Shenzhen uCloudlink’s assets, business, personnel, obligations, rights or business operations. Shenzhen uCloudlink and Beijing Technology agree that to the extent permitted by law, they will accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Shenzhen uCloudlink and Beijing Technology also agree to elect directors nominated by Beijing uCloudlink and such directors shall nominate officers designated by Beijing uCloudlink. The business operation agreement will remain effective until the dissolution of Shenzhen uCloudlink and Beijing Technology correspondingly, the term of which will be extended if Beijing uCloudlink’s business term is extended or as required by Beijing uCloudlink.

On January 27, 2015, Beijing Technology executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink, including, but not limited to, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, and other shareholders’ voting rights. The power of attorney will remain effective from the date of execution until the earlier of the liquidation of Shenzhen uCloudlink or the termination of the business operation agreement and can be extended upon request by Beijing uCloudlink.

On July 10, 2019, Beijing uCloudlink, Beijing Technology, and its shareholders entered into an amended business operation agreement, and all of the shareholders of Beijing Technology jointly executed a power of attorney, which contained terms substantially similar to the business operation agreement and power of attorney by and among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology described above.

Equity Interest Pledge Agreements. Pursuant to equity interest pledge agreement dated January 27, 2015, among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology, Beijing Technology has pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. In the event of a breach by Shenzhen uCloudlink or its shareholder of contractual obligations under these contractual arrangements, Beijing uCloudlink, as pledgee, will have the right to dispose of the pledged equity interests in Shenzhen uCloudlink and will have priority in receiving the proceeds from such disposal. Beijing Technology also covenants that, without the prior written consent of Beijing uCloudlink, it will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the pledgees fulfill all the obligations under relevant agreements and upon the written consent of pledger.

On July 10, 2019, Beijing uCloudlink, Beijing Technology, and its shareholders entered into an amended equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology described above.

As of the date of this prospectus, we have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Shenzhen uCloudlink and Beijing Technology with the relevant office of State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Technology Consulting and Services Agreements. Pursuant to the exclusive technology consulting and services agreement dated January 27, 2015, between Beijing uCloudlink and Shenzhen uCloudlink, Beijing uCloudlink has the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Without Beijing uCloudlink’s prior written consent, Shenzhen uCloudlink may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. Shenzhen uCloudlink agrees to pay Beijing uCloudlink service fees at an amount determined by Beijing uCloudlink based on the standard as indicated in the agreement, which should be paid within ten business days upon receipt of invoice from Beijing uCloudlink. Beijing uCloudlink has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive technology consulting and services agreement.

On July 10, 2019, Beijing uCloudlink and Beijing Technology entered into an amended exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement between Beijing uCloudlink and Shenzhen uCloudlink described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Option Agreements. Pursuant to the option agreement dated January 27, 2015, among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology, Beijing Technology has irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Beijing uCloudlink or its designated person may exercise such options at the price of RMB1.00 or the lowest price permitted under applicable PRC law. Shenzhen uCloudlink and the shareholder of Shenzhen uCloudlink covenant that, without Beijing uCloudlink’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Shenzhen uCloudlink, (ii) transfer or otherwise dispose of their equity interests in Shenzhen uCloudlink, (iii) change Shenzhen uCloudlink’s registered capital, (iv) amend Shenzhen uCloudlink’s articles of association, (v) dispose of Shenzhen uCloudlink’s material assets or enter into any material contract (except in the ordinary course of business or with Beijing uCloudlink’s prior written consent), (vi) pay any dividends to the shareholder of Shenzhen uCloudlink in any forms; or (vii) merge Shenzhen uCloudlink with any other entity or acquire equity interest or invest in any other entity.

On July 10, 2019, Beijing uCloudlink, Beijing Technology, and its shareholders entered into an amended option agreement, which contained terms substantially similar to the option agreement by and among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology described above.

Spousal Consent Letters. The spouses of the shareholders of Beijing Technology, if applicable, have each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with Beijing uCloudlink. Each spouse agreed not to assert any rights over the equity interest in Beijing Technology held by the respective shareholder.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•

the ownership structures of our VIEs in China and Beijing uCloudlink, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between Beijing uCloudlink, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive (loss)/income data for the nine months ended September 30, 2018 and 2019, selected consolidated balance sheet data as of September 30, 2019 and selected consolidated statements of cash flow data for the nine months ended September 30, 2018 and 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	(US$ in thousands)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues
Revenues from services	67,142	88,448	67,802	66,558
Sales of products	18,703	37,951	26,842	38,127

Total revenues	85,845	126,399	94,644	104,685
Cost of revenues
Cost of services	(40,621)	(46,074)	(36,852)	(27,174)
Cost of products sold	(15,692)	(34,170)	(23,890)	(31,487)

Total cost of revenues	(56,313)	(80,244)	(60,742)	(58,661)
Gross profit	29,532	46,155	33,902	46,024
Research and development expenses	(13,255)	(20,401)	(13,741)	(11,645)
Sales and marketing expenses	(17,673)	(29,658)	(21,432)	(17,339)
General and administrative expenses(1)	(16,186)	(19,919)	(12,485)	(14,112)
Other income, net	1,447	658	203	382

(Loss)/income from operations	(16,135)	(23,165)	(13,553)	3,310
Interest income	174	435	172	169
Interest expense	(3,299)	(3,385)	(3,266)	(336)

(Loss)/income before income tax	(19,260)	(26,115)	(16,647)	3,143
Income tax expenses	—	—	—	—
Share of loss in equity method investment, net of tax	—	(442)	—	—

Net (loss)/income	(19,260)	(26,557)	(16,647)	3,143
Accretion of Series A-2 ordinary shares and Series A Preferred Shares	(3,121)	(2,209)	(1,657)	(1,905)
Allocation to Series A-2 ordinary shares	1,431	—	—	—
Income allocation to participating preferred shareholders	—	—	—	(137)

Net loss attributable to ordinary shareholders of the Company	(20,950)	(28,766)	(18,304)	1,101
Net (loss)/income	(19,260)	(26,557)	(16,647)	3,143
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	(91)	537	(110)	(460)

Total comprehensive (loss)/income	(19,351)	(26,020)	(16,757)	2,683

(Loss)/income per share attributable to ordinary shareholders of the Company
Basic and diluted	(0.17)	(0.16)	(0.11)	0.00
Net (loss)/income per ADS(2)
Basic and diluted

Weighted average number of ordinary shares used in computing net (loss)/income per share
Basic and diluted	124,473,486	185,370,982	172,108,196	232,122,814
Non-GAAP Financial Measures(3)
Adjusted net (loss)/income	(13,680)	(24,275)	(14,699)	3,312
Adjusted EBITDA	(4,683)	(15,132)	(7,153)	6,002

Notes:	(1)

Including share-based compensation of US$5.6 million, US$2.3 million and US$0.2 million in 2017, 2018 and the nine months ended September 30, 2019, respectively, which relate to restricted shares held by certain of our senior management. As of September 30, 2019, there was US$53.3 million of unrecognized share-based compensation expense related to granted share options.

(2)	Each ADS represents ordinary shares.
(3)	See “Prospectus Summary—Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018 and September 30, 2019:

	As of December 31,		As of September 30,
	2017	2018	2019
	(US$ in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	49,102	36,464	37,560
Restricted cash	7,704	163	2,290
Accounts receivable, net	13,676	16,631	22,627
Inventories	4,986	12,020	10,561
Prepayments and other current assets	8,086	10,423	11,637
Total assets	89,325	80,505	89,442
Accrued expenses and other liabilities	15,849	18,755	19,967
Accounts payables	10,286	12,673	17,883
Convertible bonds	70,254	—	—
Total liabilities	99,699	43,469	49,554
Total mezzanine equity	18,228	20,437	22,342
Total shareholders’ (deficit) equity	(28,602)	16,599	17,546
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	89,325	80,505	89,442

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(7,218)	(19,472)	(18,869)	4,699
Net cash used in investing activities	(4,956)	(4,569)	(4,389)	(2,404)
Net cash generated from financing activities	59,433	4,421	532	1,524
Increase/(decrease) in cash, cash equivalents and restricted cash	47,259	(19,620)	(22,726)	3,819
Effect of exchange rates on cash, cash equivalents and restricted cash	420	(559)	40	(596)
Cash, cash equivalents and restricted cash at beginning of year/period	9,127	56,806	56,806	36,627
Cash, cash equivalents and restricted cash at end of year/period	56,806	36,627	34,120	39,850

The following table presents certain of our operating data for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
Selected Operating Data:
Average daily active terminals (including GlocalMe Inside apps)	65,300	113,000	110,700	166,600
Average daily data usage per active terminal (in megabytes)	390	700	670	1,100

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are the world’s first and leading mobile data traffic sharing marketplace, according to Frost & Sullivan. We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowance shared by network operators on our marketplace. We have aggregated mobile data traffic allowances from 273 MNOs in 144 countries and regions in our cloud SIM architecture. Total data consumed through our platform were approximately 9,000 and 28,000 terabytes in 2017 and 2018, respectively, and were approximately 19,500 and 50,100 terabytes in the nine months ended September 30, 2018 and 2019, respectively.

Our innovative cloud SIM technology sets the technological foundation of our marketplace, which is built upon our cloud SIM architecture. We have developed our proprietary cloud SIM technology based on remote SIM connection, which means that SIM cards are not embedded in the mobile terminals but remotely connected on the cloud. Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, and allow users to enjoy a superior seamless mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 144 countries and regions we cover. As a result, we have accumulated a large and active user base.

We operate our business under what we refer to as uCloudlink 1.0 and uCloudlink 2.0 models, and plan to launch uCloudlink 3.0 model in the future.

•

uCloudlink 1.0. Our uCloudlink 1.0 model, which started in 2014, focuses on cross-border travelers that need mobile data connectivity services across different countries. We offer portable Wi-Fi services under our own Roamingman brand in China, Malaysia and Singapore to provide global mobile data connectivity services. We also offer GlocalMe portable Wi-Fi terminals and provide our cloud SIM architecture to business partners such as MVNOs, MNOs and portable Wi-Fi terminal rental companies for them to offer global mobile data connectivity services directly to their users. Our GlocalMe Inside implementation in smartphones and other smart terminals also supports cross-border mobile data connectivity within uCloudlink 1.0 model.

•

uCloudlink 2.0. Our uCloudlink 2.0 model aims to provide mobile data connectivity services to local users across different MNOs in a single country. We develop GlocalMe Inside implementation for smartphones and other smart hardware terminals, enabling them to obtain access to our cloud SIM architecture and use our globally distributed SIM card pool. Our solution enables smartphone users or smart hardware terminals to use our mobile data connectivity services without a separate Wi-Fi router.

•	uCloudlink 3.0. We anticipate that under our proposed uCloudlink 3.0 model, users may share and trade their unused data packages through our cloud SIM architecture, which will create a data traffic sharing marketplace. We have tested the data allowance sharing among users in trials, and are technologically ready to launch the uCloudlink 3.0 model.

We have grown rapidly in recent years. We generate revenues primarily from our mobile data connectivity services and hardware terminals that incorporate the services. Our revenues increased from US$85.8 million in 2017 to US$126.4 million in 2018, and increased from US$94.6 million in the nine months ended September 30, 2018 to US$104.7 million in the nine months ended September 30, 2019. Our gross margin increased from 34.4% in 2017 to 36.5% in 2018, and further to 44.0% in the nine months ended September 30, 2019. We had a net loss of US$19.3 million and US$26.6 million in 2017 and 2018, respectively. We had a net income of US$3.1 million in the nine months ended September 30, 2019, as compared to a net loss of US$16.6 million in the nine months ended September 30, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation was US$13.7 million and US$24.3 million in 2017 and 2018, respectively. Our adjusted net income, a non-GAAP measure defined as net (loss)/income excluding share-based compensation, was US$3.3 million in the nine months ended September 30, 2019, as compared to an adjusted net loss of US$14.7 million in the nine months ended September 30, 2018. Our adjusted EBITDA, another non-GAAP measure defined as net (loss)/income excluding share of loss in equity method investment net of tax, interest expense, depreciation and amortization, and share-based compensation, was negative US$4.7 million and negative US$15.1 million in 2017 and 2018, respectively, and was negative US$7.2 million and US$6.0 million in the nine months ended September 30, 2018 and 2019, respectively. See “Prospectus Summary—Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving global mobile data connectivity service industry, including, among others, overall economic growth of major economies, the increase in per capita disposable income, the expansion of urbanization, the growth in consumer spending and consumption upgrades, the penetration of mobile internet and increasing population of mobile internet users, the growth of cross-border travels, as well as competition and telecommunications regulations. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and services and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by company specific factors, including the following major factors:

•	innovative monetization models offering mobile data connectivity services;

•	our ability to increase our user base and usage of our mobile data connectivity services;

•	efficient data allowance procurement;

•	the mix of our product and service offerings;

•	our ability to improve our margins; and

•	further penetration into international markets.

Innovative monetization models offering mobile data connectivity services

We create and develop various monetization models as our company evolves. We started to conduct our business under uCloudlink 1.0 model in 2014, which focuses on cross-border travelers that need mobile data connectivity services across different countries. We offer Roamingman portable Wi-Fi services and directly sell smart terminals to provide global mobile data connectivity services. We also offer smart terminals and provide our cloud SIM architecture to business partners such as MVNOs and MNOs for them to offer global mobile data connectivity services directly to their users. We will continue to penetrate into other markets outside of China to further drive the growth of international mobile data connectivity services under uCloudlink 1.0 model.

While continuing to generate revenues from uCloudlink 1.0 model, we developed uCloudlink 2.0 model in 2018, which aims to provide mobile data connectivity services to local users across different MNOs in a single country. We develop GlocalMe Inside implementation for smartphones and other smart hardware products, enabling them to obtain access to our cloud SIM architecture and use our distributed SIM card pool. Users of GlocalMe Inside-embedded terminals can enjoy reliable and high-speed data connectivity experience at competitive cost, and they have the flexibility to create and customize their own data packages based on their needs and budgets, which in turn enables us to acquire and develop users rapidly. We strive to collaborate with more business partners to increase the number of smartphone models and terminals with GlocalMe Inside implementation. Due to enormous local mobile data market opportunities, we expect that uCloudlink 2.0 model will drive the growth of our user base and revenues and contribute an increasingly larger portion of our total revenues.

Our ability to increase our user base and usage of our mobile data connectivity services

Growth in our user base, as measured by the number of terminals with our mobile data connectivity services activated, and the usage of our mobile data connectivity services are key drivers of our revenue growth. Our total revenues increased by 47.2% from US$85.8 million in 2017 to US$126.4 million in 2018, and increased by 10.6% from US$94.6 million in the nine months ended September 30, 2018 to US$104.7 million in the nine months ended September 30, 2019. Our revenues from data connectivity services, accounting for a substantial majority of our total revenues, increased by 26.8% from US$65.1 million in 2017 to US$82.5 million in 2018, and decreased slightly from US$63.4 million in the nine months ended September 30, 2018 to US$59.8 million in the nine months ended September 30, 2019. Our average daily active terminals increased by 73.0% from approximately 65,300 in 2017 to 113,000 in 2018, and increased by 50.5% from approximately 110,700 in the nine months ended September 30, 2018 to 166,600 in the nine months ended September 30, 2019. The average daily data usage per active terminal increased by 79.5% from 390 megabytes in 2017 to 700 megabytes in 2018, and increased by 64.2% from 670 megabytes in the nine months ended September 30, 2018 to 1,100 megabytes in the nine months ended September 30, 2019. We plan to continue to increase the number of terminals and data usage by entering into new markets through cooperating with successful local business partners, and by penetrating further into current markets by expanding service offerings, offering more bundling and promotional data packages, and conducting more active branding and marketing activities. We will continue to promote the adoption of GlocalMe Inside implementations by actively developing strategic partnerships with leading smartphone companies. As of the date of this prospectus, we have partnered with five smartphone companies globally for GlocalMe Inside implementation, resulting in approximately 600,000 third-party smartphones that can access our mobile data connectivity service, among which about 52,850 had our function activated. We will continue to promote GlocalMe Inside to make it a standard configuration for mobile terminals, which will drive the growth of our user base and usage of our mobile data connectivity services, and enable us to capture the massive opportunities in local mobile data markets. The growth of our user base and data usage will lead to the increased revenues from data connectivity services.

Efficient data allowance procurement

Efficient data procurement is a key factor for managing our cost of revenues. Our gross margins relating to data connectivity services increased from 37.6% in 2017 to 44.2% in 2018, and further to 54.9% in the nine months ended September 30, 2019. Our costs incurred from data procurement accounted for 72.1%, 57.4% and 46.3% of our total cost of revenues in 2017, 2018 and the nine months ended September 30, 2019, respectively. Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies, covering mobile data markets in 144 countries and regions. We use a mobile data demand prediction model to plan for data procurement, which looks at seasonality, regions and countries, network performance and other features to predict users’ data demand at a specific time in a geographic area. The prediction from modeling guides us on purchasing data SIM cards to cover the dynamic data demand, optimizing the data procurement efficiency. As we have accumulated a larger number of data allowance providers as our data sources, we possess increasingly stronger bargaining power during the negotiation due to competition among data allowance providers. Data allowance providers are more willing to offer us leftover data with lower price, attracted by our unique value propositions to them. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. The efficiency of data procurement will continuously impact our cost of revenues and overall business performance. We expect that our uCloudlink 2.0 model will allow us to maximize the usage of the data allowances procured and improve the efficiency of data connectivity service marginal unit cost, and that our uCloudlink 3.0 model that relies on user-shared data allowances has the potential to further decrease data connectivity service marginal unit cost.

The mix of our product and service offerings

Our gross margin is mainly affected by the mix of data connectivity services and sales of terminals. Our gross margin improved from 34.4% in 2017 to 36.5% in 2018, and further to 44.0% in the nine months ended September 30, 2019. Our services had a gross margin of 39.5%, 47.9% and 59.2% in 2017, 2018 and the nine months ended September 30, 2019, respectively, while our sales of products had a gross margin of 16.1%, 10.0% and 17.4% in the same periods, respectively. Our ability to increase our gross margin depends on our ability to expand data connectivity services by developing innovative monetization models. Our gross margin is also affected by the mix of international and local mobile data connectivity services that we provide. We actively develop strategic partnerships with leading smartphone companies to increase the number of GlocalMe Inside-enabled smartphones. When smartphone companies implement GlocalMe Inside as a feature in their smartphones, their users may take advantage of our global and local mobile data connectivity services without changing physical SIM cards or connecting to a separate Wi-Fi router. This expands our user base for our data connectivity business, and creates more revenues for smartphone companies through offering a portion of our data revenues to smartphone companies as commissions. The typical term of our agreements with smartphone companies is one year, under which the smartphone companies are responsible for pre-installing our GlocalMe app and sales and marketing of their smartphones, and we are responsible for the development, implementation and maintenance of cloud SIM technology and providing customer supports. We collect user payments when they purchase data packages through the pre-installed app and will pay the smartphone companies a pre-determined percentage of such payments we received as commissions. Although we do not directly sell any hardware in connection with GlocalMe Inside, we will enjoy increasing data revenue streams from the growing base of GlocalMe Inside handsets. As of the date of this prospectus, we have partnered with five smartphone companies globally for GlocalMe Inside implementation, resulting in approximately 600,000 third-party smartphones that can access our mobile data connectivity service, among which about 52,850 had our function activated. We will continue to promote GlocalMe Inside to make it a standard configuration for mobile terminals.

Our ability to improve our margins

Our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. We will continue to enhance our research and development efforts to enhance our cloud SIM technology and architecture, develop and upgrade our products and services, optimize our data traffic usage, and improve data procurement and operational efficiency. Our research and development expenses accounted for 29.0%, 29.4% and 27.3% of our total operating expenses in 2017, 2018 and nine months ended September 30, 2019, respectively. Our cloud SIM architecture and platform have been designed and built to power our growth as we scale to meet demands from our expanding customer base. As our business grows, we expect to continue to leverage the scalability of our business model, improve the efficiency and utilization of our personnel, and thus enjoy higher operating leverage. In addition, our ability to improve operational efficiency depends on our ability to optimize sales and marketing efforts. Currently, we expand our customer base and increase the spending by existing customers through establishing our own brand recognition and exploring more business partners around the globe. We will also utilize the insights we gain from data analytics to guide our operational activities to improve our margins.

Further penetration into international markets

We have experienced significant growth in the sales of our services and products in international markets. As of the date of this prospectus, our data connectivity services and hardware products are offered in 144 countries and regions, compared to 140 countries and regions as of December 31, 2018. Under current uCloudlink 1.0 model, our portable Wi-Fi terminals are available in Malaysia and Singapore through our own Roamingman brand, and in 38 countries through our business partners, as of September 30, 2019. Leveraging on the local operation knowledge and established brand names of our business partners, we are able to penetrate into different markets and regions more effectively, accelerating the adoption of our products and services on a global scale. We believe our global opportunity is significant, and we will continue to expand our data connectivity services in selected local markets by collaborating with local business partners under uCloudlink 2.0 model. We have partnered with smartphone companies for GlocalMe Inside implementation in China, Philippines and Indonesia. We are planning to deploy GlocalMe Inside in Europe. We believe that our expansion and penetration into selected local markets will not only drive our revenue growth but also diversify our revenue streams across geographic regions.

Key Components of Results of Operations

Revenues

We generate revenues from services and sales of products. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017		2018		2018		2019
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues:
Revenues from services
—Data connectivity services	65,081	75.8	82,543	65.3	63,446	67.0	59,802	57.1
International data connectivity services	65,081	75.8	82,032	64.9	63,130	66.7	58,734	56.1
Local data connectivity services	-	0.0	511	0.4	316	0.3	1,068	1.0
—PaaS and SaaS services	1,835	2.1	5,047	4.0	3,498	3.7	5,604	5.4
—Others	226	0.3	858	0.7	858	0.9	1,152	1.1

Revenues from services	67,142	78.2	88,448	70.0	67,802	71.6	66,558	63.6
Sales of products
—Sales of terminals	16,073	18.7	25,595	20.2	18,686	19.8	32,437	31.0
—Sales of data related products	2,624	3.1	12,148	9.6	8,155	8.6	5,472	5.2
—Others	6	0.0	208	0.2	1	0.0	218	0.2
Sales of products	18,703	21.8	37,951	30.0	26,842	28.4	38,127	36.4

Total revenues	85,845	100.0	126,399	100.0	94,644	100.0	104,685	100.0

Revenues from services

Our revenues from services mainly consist of data connectivity services, including international data connectivity services and local data connectivity services, and PaaS and SaaS services.

Data connectivity services. Our data connectivity services revenues include revenues from international data connectivity services and local data connectivity services.

We generate international data connectivity services revenues from (i) data service fees from providing portable Wi-Fi to users under our service model with Roamingman brand, (ii) data service fees generated from sales of data connectivity services to business partners, and (iii) certain retail sales of data connectivity services. We charge users service fee for data connectivity services for Roamingman brand, typically on a daily basis. We sell our data connectivity services as part of the portable Wi-Fi and smart terminals to our business partners and charge the business partners data service fees.

We generate local data connectivity services revenues from (i) data service fees generated from sales of data connectivity services to business partners and (ii) retail sales of data connectivity services, that can be used with our GlocalMe portable Wi-Fi terminals, GlocalMe Inside and GlocalMe World Phones through online platforms.

In 2017, 2018 and the nine months ended September 30, 2019, we generated substantially all of our data connectivity services revenue from our international data connectivity services under uCloudlink 1.0 model. As we further expand our business through GlocalMe Inside implementation under uCloudlink 2.0 model, we expect that our local data connectivity services revenues will increase in the foreseeable future.

PaaS and SaaS services. Revenues from Platform-as-a-Service, or PaaS, or Software-as-a-Service, or SaaS, services mainly consist of fees generated from providing cloud SIM platform as a service to business partners and other ancillary platform services. We provide our cloud SIM platform as a service to business partners, enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. We expect that revenues from our PaaS and SaaS services will increase in the future, as an increasing number of business partners are hosting and managing an increasing number of SIM cards on our platform.

Sales of Products

Our sales of products mainly consist of sales of terminals and sales of data related products.

Sales of terminals. We generate revenues from selling hardware terminals, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and IoT modules, and smartphones with GMI installed to enterprise and retail users and business partners.

Sales of data related products. We generate revenues from selling SIM cards with prepaid data packages that can be used outside of China, which effectively help us grow our user base and data usage among travellers and cross-sell our other products and services.

In terms of revenue contribution, China, Japan, Hong Kong, Taiwan, North America, Southeast Asia and Europe are the top geographies according to the location of customers, which contributed 49%, 19%, 10%, 6%, 5%, 5% and 3% of our total revenues in 2018, respectively, and contributed 38%, 32%, 7%, 4%, 9%, 5% and 3% in the nine months ended September 30, 2019, respectively.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017		2018		2018		2019
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Cost of services	(40,621)	72.1	(46,074)	57.4	(36,852)	60.7	(27,174)	46.3
Cost of products sold	(15,692)	27.9	(34,170)	42.6	(23,890)	39.3	(31,487)	53.7

Total cost of revenues	(56,313)	100.0	(80,244)	100.0	(60,742)	100.0	(58,661)	100.0

Cost of revenue consists primarily of data connectivity service costs, cost of inventory, logistics costs, depreciation and maintenance costs for equipment, product replacement costs, payment processing fees and other related incidental expenses that are directly attributable to our principal operations.

Cost of services. Cost of services consists primarily of (i) expenditure on data procurement to support uCloudlink 1.0 and 2.0 models, and (ii) depreciations of our GlocalMe portable Wi-Fi terminals mainly under the Roamingman brand.

Cost of products sold. Cost of products sold consists primarily of (i) hardware procurement cost, outsourcing processing fees and shipping costs related to our terminals, and (ii) procurement costs related to overseas SIM cards.

Gross profit and gross margin

Our overall gross profits are US$29.5 million and US$46.2 million, representing overall gross margins of 34.4% and 36.5%, in 2017 and 2018, respectively. Our overall gross profits are US$33.9 million and US$46.0 million in the nine months ended September 30, 2018 and 2019, respectively, representing overall gross margins of 35.8% and 44.0% in the same periods, respectively.

Specifically, our gross profits on services are US$26.5 million and US$42.4 million, corresponding to 39.5% and 47.9% gross margins relating to services, in 2017 and 2018, respectively. Our gross profit on services are US$31.0 million and US$39.4 million in the nine months ended September 30, 2018 and 2019, respectively, corresponding to 45.6% and 59.2% gross margins relating to services in the same periods, respectively.

Our gross profits on sales of products are US$3.0 million and US$3.8 million, corresponding to 16.1% and 10.0% gross margins relating to sales of products, in 2017 and 2018, respectively. Our gross profit on sales of products are US$3.0 million and US$6.6 million in the nine months ended September 30, 2018 and 2019, respectively, corresponding to 11.0% and 17.4% gross margins relating to sales of products in the same periods, respectively.

We expect our gross profit to increase in absolute amounts in the foreseeable future, as we further grow our business and expand our local data services under uCloudlink 2.0 model. Our gross profit margin is mainly affected by the mix of data connectivity services, PaaS and SaaS services, and sales of terminals. Data services tend to have higher gross profit margin than sales of terminals. Our gross profit margin of data connectivity services is also affected by the mix of international and local data connectivity services we provide.

Operating expenses

The following table sets forth the principal components of our operating expenses by amounts and percentages of our total operating expenses for the periods presented:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017		2018		2018		2019
	US$	%	US$	%	US$	%	US$	%
	(in thousands)
Research and development expenses	(13,255)	29.0	(20,401)	29.4	(13,741)	29.0	(11,645)	27.3
Sales and marketing expenses	(17,673)	38.7	(29,658)	42.8	(21,432)	45.2	(17,339)	40.6
General and administrative expenses	(16,186)	35.4	(19,919)	28.7	(12,485)	26.3	(14,112)	33.0
Other income, net	1,447	(3.1)	658	(0.9)	203	(0.5)	382	(0.9)

Total operating expenses	(45,667)	100.0	(69,320)	100.0	(47,455)	100.0	(42,714)	100.0

Research and Development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, materials, mobile terminals testing and certification expenses, general expenses and depreciation expenses associated with research and development activities.

Sales and marketing expenses. Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs, sales commissions and other related incidental expenses that are incurred to conduct the sales and marketing activities.

General and administrative expenses. General and administrative expenses consist primarily of salaries, bonuses and benefits for employees and share-based compensation and benefits for certain of our senior management not specifically dedicated to sales and marketing activities, depreciation of property and equipment, amortization of intangible assets, legal and professional services fees, rental and other general corporate related expenses.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. For the years of assessment 2016/2017 and 2017/2018 , our subsidiaries in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink qualified as national high and new technology enterprises, or HNTE, in 2017, which are entitled to preferential tax rate to 15%. Their HNTE status is set to expire on August 16, 2020. In addition, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink enjoy other tax preferences, including the tax preference as the small and medium-sized technology-based enterprises.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the

Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. The Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, which was promulgated by the STA on August 27, 2015 and became effective on November 1, 2015, abolished the former approval requirement, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC noteholders, shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years and our unaudited interim condensed consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended December 31,				Nine Months Ended September 30,
	2017		2018		2018		2019
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Revenues from services	67,142	78.2	88,448	70.0	67,802	71.6	66,558	63.6
Sales of products	18,703	21.8	37,951	30.0	26,842	28.4	38,127	36.4

Total revenues	85,845	100.0	126,399	100.0	94,644	100.0	104,685	100.0
Cost of revenues
Cost of services	(40,621)	(47.3)	(46,074)	(36.5)	(36,852)	(38.9)	(27,174)	(26.0)
Cost of products sold	(15,692)	(18.3)	(34,170)	(27.0)	(23,890)	(25.3)	(31,487)	(30.0)

Total cost of revenues	(56,313)	(65.6)	(80,244)	(63.5)	(60,742)	(64.2)	(58,661)	(56.0)
Gross profit	29,532	34.4	46,155	36.5	33,902	35.8	46,024	44.0
Operating expenses:
Research and development expenses	(13,255)	(15.4)	(20,401)	(16.1)	(13,741)	(14.5)	(11,645)	(11.1)
Sales and marketing expenses	(17,673)	(20.6)	(29,658)	(23.5)	(21,432)	(22.6)	(17,339)	(16.6)
General and administrative expenses(1)	(16,186)	(18.9)	(19,919)	(15.8)	(12,485)	(13.2)	(14,112)	(13.5)
Other income, net	1,447	1.7	658	0.5	203	0.2	382	0.4

(Loss)/income from operations	(16,135)	(18.8)	(23,165)	(18.4)	(13,553)	(14.3)	3,310	3.2
Interest income	174	0.2	435	0.3	172	0.2	169	0.1
Interest expense	(3,299)	(3.8)	(3,385)	(2.7)	(3,266)	(3.5)	(336)	(0.3)

(Loss)/income before income tax	(19,260)	(22.4)	(26,115)	(20.8)	(16,647)	(17.6)	3,143	3.0
Income tax expenses	—	—	—	—	—	—	—	—
Share of loss in equity method investment, net of tax	—	—	(442)	(0.3)	—	—	—	—

Net (loss)/income	(19,260)	(22.4)	(26,557)	(21.1)	(16,647)	(17.6)	3,143	3.0

Note:	(1)

Share-based compensation was US$5.6 million, US$2.3 million and US$0.2 million in 2017, 2018 and nine months ended September 30, 2019, respectively, mainly including restricted shares held by certain of our senior management. As of September 30, 2019, there was US$53.3 million of unrecognized share-based compensation expense related to granted share options.

Nine months ended September 30, 2019 compared to nine months ended September 30, 2018

Revenues

Our revenues increased by 10.6% from US$94.6 million in the nine months ended September 30, 2018 to US$104.7 million in the nine months ended September 30, 2019. This increase was attributable to the increase in revenues from sales of products.

Revenues from Services. Our revenues from services decreased slightly by 1.8% from US$67.8 million in the nine months ended September 30, 2018 to US$66.6 million in the nine months ended September 30, 2019, which was primarily attributable to the decrease in revenues from data connectivity services, partially offset by increase in revenues from PaaS and SaaS services.

•

Our revenues from data connectivity services decreased by 5.7% from US$63.4 million in the nine months ended September 30, 2018 to US$59.8 million in the nine months ended September 30, 2019. This decrease was primarily attributable to the decrease in revenues from international data connectivity services by 7.0% from US$63.1 million in the nine months ended September 30, 2018 to US$58.7 million in the nine months ended September 30, 2019, partially offset by the increase in revenues from local data connectivity services by 238.0% from US$316 thousand to US$1,068 thousand. The decrease in revenues from international data connectivity services was mainly due to (i) the shift in our distribution channels for Roamingman products away from agent sales to online sales, counters and airlines, resulting in slightly lower volume but at a higher gross profit margin, (ii) shift in structure of target destinations with higher contribution by short-haul destinations, (iii) general economic conditions, including the decrease in outbound travelers from China, and (iv) RMB depreciation against US$ (reporting currency) during the period, partially offset by an increase in sales of data connectivity services to business partners and retail customers. The increase in revenues from local data connectivity services was mainly due to the launch of local data connectivity services in China since 2018.

•

Our revenues from PaaS and SaaS services increased by 60.2% from US$3.5 million in the nine months ended September 30, 2018 to US$5.6 million in the nine months ended September 30, 2019. This increase was primarily attributable to the increasing demand from our partners using our platform services.

Sales of Products. Our revenues from sales of products increased by 42.0% from US$26.8 million in the nine months ended September 30, 2018 to US$38.1 million in the nine months ended September 30, 2019, which was primarily attributable to the increase in revenues from sales of terminals.

•

Our revenues from sales of terminals increased by 73.6% from US$18.7 million in the nine months ended September 30, 2018 to US$32.4 million in the nine months ended September 30, 2019, mainly due to the increase in sales volume of portable Wi-Fi terminals with GMI application installed across key global markets.

•

Our revenues from sales of data related products decreased by 32.9% from US$8.2 million in the nine months ended September 30, 2018 to US$5.5 million in the nine months ended September 30, 2019, mainly due to changes in end market demand.

Cost of revenues

Our cost of revenues decreased by 3.4% from US$60.7 million in the nine months ended September 30, 2018 to US$58.7 million in the nine months ended September 30, 2019. The decrease was attributable to our continuous success in reducing data procurement cost and increasing operation efficiencies of our SIM bank, lowering unit cost of hardware products by replacing suppliers of key components with better quality and lower pricing.

•

Our cost of revenue from services decreased by 26.3% from US$36.9 million in the nine months ended September 30, 2018 to US$27.2 million in the nine months ended September 30, 2019, primarily due to our success in negotiating better prices for our data procurement from major suppliers and to improve data operation efficiencies of our SIM bank.

•

Our cost of product sold increased by 31.8% from US$23.9 million in the nine months ended September 30, 2018 to US$31.5 million in the nine months ended September 30, 2019, primarily due to the rapid growth of sales from portable Wi-Fi terminals with GMI application installed.

Gross profit and margin

As a result of the foregoing, our total gross profit increased by 35.8% from US$33.9 million in the nine months ended September 30, 2018 to US$46.0 million in the nine months ended September 30, 2019. Our gross margin improved from 35.8% in the nine months ended September 30, 2018 to 44.0% in the nine months ended September 30, 2019, mainly due to the increases in gross margin of our data connectivity services and the growth of our SaaS and PaaS platform business.

Operating expenses

Research and development expenses. Our research and development expenses decreased by 15.3% from US$13.7 million in the nine months ended September 30, 2018 to US$11.6 million in the nine months ended September 30, 2019. The decrease was primarily due to (i) a decrease of US$1.1 million in mobile terminals testing and certification expenses, and (ii) a decrease of US$0.6 million in payroll costs in connection with the headcount adjustment.

Sales and marketing expenses. Our sales and marketing expenses decreased by 19.2% from US$21.4 million in the nine months ended September 30, 2018 to US$17.3 million in the nine months ended September 30, 2019. The decrease was primarily due to a decrease of US$2.6 million in payroll costs in connection with headcount adjustment and a decrease of US$2.1 million in promotion fees.

General and administrative expenses. Our general and administrative expenses increased by 13.0% from US$12.5 million in the nine months ended September 30, 2018 to US$14.1 million in the nine months ended September 30, 2019. The increase was primarily due to an increase of expenses incurred in connection with litigation and legal fees from US$0.7 million in the first nine months of 2018 to US$6.1 million in the first nine months of 2019, partially offset by a decrease in share-based compensation expenses.

(Loss)/income from operations

As a result of the foregoing, we had income from operations of US$3.3 million in the nine months ended September 30, 2019, compared to loss of operations of US$13.6 million in the nine months ended September 30, 2018.

Interest expenses

We had interest expenses of US$3.3 million and US$0.3 million in the nine months ended September 30, 2018 and 2019, respectively, primarily attributable to the interest expenses incurred from convertible loan which was converted into ordinary shares in August 2018, bank borrowing and finance lease.

Net (loss)/income

As a result of the foregoing, we had net income of US$3.1 million in the nine months ended September 30, 2019, compared to net loss of US$16.6 million in the nine months ended September 30, 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our revenues increased by 47.2% from US$85.8 million in 2017 to US$126.4 million in 2018. This increase was primarily attributable to the significant growth of revenues from both services and sales of products.

Revenues from Services. Our revenues from services increased by 31.7% from US$67.1 million in 2017 to US$88.4 million in 2018, which was primarily attributable to the increase in both revenues from data connectivity services and revenues from PaaS and SaaS services.

•

Our revenues from data connectivity services increased by 26.8% from US$65.1 million in 2017 to US$82.5 million in 2018. This increase was primarily attributable to the increase in revenues from international data connectivity services by 26.0% from US$65.1 million in 2017 to US$82.0 million in 2018, which was mainly due to the growth in the number of terminals with our mobile data connectivity services activated and the increased usage of our mobile data connectivity services. Our average daily active terminals increased by 73.0% from approximately 65,300 in 2017 to 113,000 in 2018, and the average daily data usage per active terminal increased by 79.5% from 390 megabytes in 2017 to 700 megabytes in 2018.

•

Our revenues from PaaS and SaaS services increased by 175.0% from US$1.8 million in 2017 to US$5.0 million in 2018. This increase was primarily attributable to the increasing reliance of our business partners on our cloud SIM platform because of the expansion of their business cooperation with us.

Sales of Products. Our revenues from sales of products increased by 102.9% from US$18.7 million in 2017 to US$38.0 million in 2018, which was primarily attributable to the increase in both revenues from sales of data related products and revenues from sales of terminals.

•	Our revenues from sales of terminals increased by 59.2% from US$16.1 million in 2017 to US$25.6 million in 2018, mainly due to the launch of GlocalMe World Phone series and portable Wi-Fi terminals.

•	Our revenues from sales of data related products increased by 363.0% from US$2.6 million in 2017 to US$12.1 million in 2018, mainly due to the increased sales of SIM cards with embedded data package.

Cost of revenues

Our cost of revenues increased by 42.5% from US$56.3 million in 2017 to US$80.2 million in 2018. The increase was primarily due to the expansion of our products and services offerings.

•	Our cost of revenue from services increased by 13.4% from US$40.6 million in 2017 to US$46.1 million in 2018, primarily due to the 26.8% increase of revenue from data connectivity services.

•

Our cost of product sold increased by 117.8% from US$15.7 million in 2017 to US$34.2 million in 2018, primarily due to the rapid growth of revenue from sales of terminals and SIM cards with the purpose of user acquisition.

Gross profit and margin

As a result of the foregoing, our total gross profit increased by 56.3% from US$29.5 million in 2017 to US$46.2 million in 2018. Our gross margin improved from 34.4% in 2017 to 36.5% in 2018, mainly due to the increases in gross margin of services.

Operating expenses

Research and development expenses. Our research and development expenses increased by 53.9% from US$13.3 million in 2017 to US$20.4 million in 2018. The increase was primarily due to (i) an increase of

US$5.5 million in payroll costs in connection with the expansion of our research and development team, and (ii) an increase of US$1.5 million in mobile terminals testing and certification expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 67.8% from US$17.7 million in 2017 to US$29.7 million in 2018. The increase was primarily due to (i) an increase of US$5.9 million in payroll costs from the expansion of our sales and marketing team, and (ii) an increase of US$3.9 million in our expenses associated with advertising and promotions as we continued to enhance our brand recognition.

General and administrative expenses. Our general and administrative expenses increased by 23.1% from US$16.2 million in 2017 to US$19.9 million in 2018. The increase was primarily due to (i) an increase of US$1.1 million in payroll costs in connection with the expansion of our administrative team, (ii) an increase of expenses incurred in connection with litigation and legal fees from nil in 2017 to US$2.4 million in 2018, and (iii) an increase of US$1.0 million in sample fees in relation to free trials of data connectivity services and portable Wi-Fi terminals offered to travel agents.

Loss from operations

As a result of the foregoing, we incurred loss from operations of US$23.2 million in 2018, compared to US$16.1 million in 2017.

Interest expenses

We had interest expenses of US$3.3 million and US$3.4 million in 2017 and 2018, respectively, primarily attributable to the company’s loan, convertible bond, and finance lease.

Net loss

As a result of the foregoing, we incurred net loss of US$26.6 million in 2018, compared to US$19.3 million in 2017.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters from October 1, 2017 to September 30, 2019. The unaudited quarterly statement of operations data set forth below has been prepared on the same basis as our audited annual consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of the results to be expected for any future period. The following quarterly financial data for the periods indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes which are included elsewhere in this prospectus.

	For the Three Months Ended
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands)
Revenues
Revenues from services	17,548	20,724	21,436	25,642	20,646	20,129	21,359	25,070
Sales of products	13,470	1,081	18,776	6,985	11,109	4,526	14,568	19,033

Total revenues	31,018	21,805	40,212	32,627	31,755	24,655	35,927	44,103
Cost of revenues
Cost of services	(9,699)	(11,900)	(11,492)	(13,460)	(9,222)	(9,018)	(8,911)	(9,245)
Cost of products sold	(11,881)	(913)	(16,417)	(6,560)	(10,280)	(3,652)	(11,849)	(15,986)

Total cost of revenues	(21,580)	(12,813)	(27,909)	(20,020)	(19,502)	(12,670)	(20,760)	(25,231)
Gross profit	9,438	8,992	12,303	12,607	12,253	11,985	15,167	18,872
Operating expenses
Research and development expense	(4,744)	(4,010)	(3,960)	(5,771)	(6,660)	(4,064)	(3,955)	(3,626)
Sales and marketing expenses	(6,950)	(5,152)	(7,262)	(9,018)	(8,226)	(5,156)	(5,902)	(6,281)
General and administrative expenses(1)	(4,901)	(3,109)	(4,919)	(4,457)	(7,434)	(4,314)	(5,431)	(4,367)
Other income, net	475	427	(1,426)	1,202	455	712	337	(667)

Loss from operations	(6,682)	(2,852)	(5,264)	(5,437)	(9,612)	(837)	216	3,931
Interest income	159	6	125	41	263	9	150	10
Interest expense	(1,218)	(1,115)	(1,131)	(1,020)	(119)	(81)	(114)	(141)

Loss before income tax	(7,741)	(3,961)	(6,270)	(6,416)	(9,468)	(909)	252	3,800
Income tax expenses	—	—	—	—	—	—	—	—
Share of loss in equity method investment, net of tax	—	—	—	—	(442)	—	—	—

Net loss	(7,741)	(3,961)	(6,270)	(6,416)	(9,910)	(909)	252	3,800

Our overall results of operations fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and the launch of new products or new generations of existing products.

We generally experience higher revenues from our services in the second and third quarters of each year primarily due to the increasing demand for travel services during springs and summers. We generally experience higher sales volume of our products in the second and the fourth quarters of each year primarily due to business partners’ purchase of hardware products before holiday seasons. Our revenues are also affected by the commencement of new partner relationships and the ordering schedule of our business partners.

We expect our quarterly performance continues to be affected by seasonal trends, behavior of consumers, economic conditions, market competition and our operational decisions. Consequently, the results of any prior quarterly or annual period should not be relied upon as indications of our future operating performance. As we continue to expand internationally, we could reduce the degree to which we are subject to seasonality in specific markets. See also “Risk Factors—Risks Related to Our Business—Our results of operations are likely to fluctuate because of seasonality in the travel industry.”

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(7,218)	(19,472)	(18,869)	4,699
Net cash used in investing activities	(4,956)	(4,569)	(4,389)	(2,404)
Net cash generated from financing activities	59,433	4,421	532	1,524

Increase/(decrease) in cash, cash equivalents and restricted cash	47,259	(19,620)	(22,726)	3,819
Effect of exchange rates on cash, cash equivalents and restricted cash	420	(559)	40	(596)
Cash, cash equivalents and restricted cash at beginning of year/period	9,127	56,806	56,806	36,627

Cash, cash equivalents and restricted cash at end of year/period	56,806	36,627	34,120	39,850

To date, we have financed our operating and investing activities through cash generated by historical equity and equity-linked financing activities and borrowings from financial institutions. In April and May 2017, we issued convertible bonds with face value of US$55 million and US$15 million, respectively, to our new investors. The bonds bear an interest at a rate of 8% per annum on the US$55 million basis and interest is paid every 6 months and shall be matured in three years from the date of issue at their face value of US$70 million or convertible into ordinary shares of our company at predetermined ratio by the holder before the maturity date of the bonds. All outstanding principal and accrued interest of convertible bonds were automatically converted to 35,004,220 ordinary shares on August 28, 2018, upon the occurrence of the event of automatic conversion, being our revenue having achieved over RMB500 million in the year ended December 31, 2017.

We have the following borrowings:

•

In February 2018, we obtained a one-year short-term bank borrowing of RMB4.0 million (US$0.6 million) from a commercial bank, bearing interest at a rate of 6.6% per annum. As of December 31, 2018 and September 30, 2019, the outstanding balance of this loan was RMB2.7 million (US$0.4 million) and nil, respectively. We have fully repaid the loan.

•

In March 2018, we obtained a one-year short-term bank borrowing of RMB8.0 million (US$1.2 million) from a commercial bank, bearing interest at a rate of 6.1% per annum. As of December 31, 2018 and September 30, 2019, the outstanding balance of this loan was RMB4.9 million (US$0.7 million) and nil, respectively. We have fully repaid the loan.

•

In November 2018, we entered into a two-year financing agreement with a third-party finance lease company amounting to RMB30.0 million (US$4.4 million), with equivalent amount of accounts receivable pledged by us as collateral. The interest rate is 9% per annum. As of December 31, 2018 and September 30, 2019, the outstanding balance of this borrowing was RMB27.7 million (US$4.0 million) and RMB16.3 million (US$2.3 million), respectively.

•

In January 2019, we entered into a series of short-term loan agreements with a commercial bank amounting to US$3.8 million for working capital and business development purposes. These short-term bank borrowings bear interest rate of 6.5% per annum. As of September 30, 2019, the outstanding balance of these loans was US$2.1 million.

•

In August 2019, we obtained a one-year short-term bank borrowing of RMB8.0 million (US$1.1 million) from a commercial bank, bearing interest at a rate of 6.5% per annum. As of September 30, 2019, the outstanding balance of this loan was RMB7.8 million (US$1.1 million).

•

In September 2019, we obtained a one-year short-term bank borrowing of RMB8.0 million (US$1.1 million) from a commercial bank, bearing interest at a rate of 6.17% per annum. As of September 30, 2019, the outstanding balance of this loan was RMB8.0 million (US$1.1 million).

As of December 31, 2017 and 2018 and September 30, 2019, our cash and cash equivalents were US$49.1 million, US$36.5 million and US$37.6 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash held at bank, and time deposits placed with banks which have original maturities of three months or less.

As of September 30, 2019, US$15.4 million of our cash and cash equivalents was held in U.S. dollars, US$10.3 million was held in Renminbi, US$1.2 million was held in Hong Kong dollars, and US$10.7 million was held in other currencies. As of September 30, 2019, 30.5% of our cash and cash equivalents were held in China, and 13.1% were held by our VIEs. Although we consolidate the results of our VIE and its subsidiary, we only have access to the assets or earnings of our VIE and their subsidiary through our contractual arrangements with our VIE and their shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. As our data centers or server rooms are leased, the capital needs related to our operations are limited. Total capital expenditures only accounted for 4.0% and 1.8% of our total revenues in 2018 and the nine months ended September 30, 2019, respectively, and we do not expect significant increase in capital needs related to property, plant and equipment. We believe that we are financially flexible enough to address future capital needs related to research and development and other key investments to expand and strengthen our operations. In addition to the proceeds from this offering, we believe that the increase of our operating cash flow and our low debt-to-equity ratio offer us additional flexibility to increase and diversify our capital resources in the long term. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts receivable represent primarily accounts receivable from customers and business partners to whom we rendered services or sold products. As of December 31, 2017 and 2018, our accounts receivable, net of allowance for doubtful accounts, were US$13.7 million and US$16.6 million, respectively. The increase was primarily due to the increase of sales volume. Our accounts receivable remained stable at US$22.6 million as of September 30, 2019. Our accounts receivable turnover days increased from 41.4 days in 2017 to 43.8 days in 2018, and further to 50.6 days in the nine months ended September 30, 2019, which was primarily due to special credit term extension for some strategic business partners. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to hardware suppliers and mobile data allowance providers. As of December 31, 2017 and 2018, our accounts payable were US$10.3 million and US$12.7 million, respectively. The increase was primarily due to the increase of data connectivity service cost of approximately US$5.5 million. Our accounts payable further increased to US$17.9 million as of September 30, 2019, primarily due to the higher volume of procurement of hardware products in September. Our accounts payable turnover days increased from 48.8 days in 2017 to 52.2 days in 2018, and further to 70.3 days in the nine months ended September 30, 2019, which was primarily due to the higher volume of procurement of hardware products in September. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside China to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”

Operating activities

Net cash generated from operating activities in the nine months ended September 30, 2019 was US$4.7 million. The difference between net cash generated from operating activities and net income of US$3.1 million in the same period was primarily due to (i) the increase of US$5.9 million of accrued expenses, accounts payable and other liabilities, and (ii) the US$2.3 million of depreciation of property and equipment. The accrued expenses, accounts payable and other liabilities mainly include accounts payable to suppliers, and accrued bonus and staff costs. Such difference is partially offset by (i) the increase of US$6.0 million of accounts receivables, (ii) the decrease of US$1.7 million of amounts due to related parties and (iii) the increase of US$1.2 million of prepayment and other current assets.

Net cash used in operating activities in 2018 was US$19.5 million. The difference between net cash used in operating activities and net loss of US$26.6 million in the same year was primarily due to (i) the increase of US$3.6 million of accrued expenses, accounts payable and other liabilities, (ii) the US$5.2 million of depreciation of property and equipment, and (iii) the share-based compensation of US$2.3 million. Such difference is partially offset by the increase of US$7.8 million of inventories, the increase of US$3.1 million of accounts receivables and the increase of US$2.3 million of prepayments and other current assets, which mainly include prepayment to suppliers, deposits to sales counters and export tax receivable.

Net cash used in operating activities in 2017 was US$7.2 million. The difference between net cash used in operating activities and net loss of US$19.3 million in the same year was primarily due to (i) the increase of US$13.8 million of accrued expenses, accounts payable and other liabilities, (ii) the share-based compensation of US$5.6 million, and (iii) US$5.7 million of depreciation of property and equipment. Such difference is partially offset by the increase of US$8.0 million of accounts receivables, and the increase of US$3.8 million of inventories.

Investing activities

Net cash used in investing activities in the nine months ended September 30, 2019 was US$2.4 million, primarily due to the purchase of property and equipment of US$1.9 million, and cash paid for long-term investment of US$0.4 million.

Net cash used in investing activities in 2018 was US$4.6 million, primarily due to purchase of property and equipment of US$4.5 million, which was partially offset by proceeds from disposal of property and equipment of US$1.0 million.

Net cash used in investing activities in 2017 was US$5.0 million, primarily due to purchase of property and equipment of US$6.7 million, which was partially offset by proceeds from disposal of short-term investment of US$1.3 million.

Financing activities

Net cash generated from financing activities in the nine months ended September 30, 2019 was US$1.5 million, primarily due to proceeds from bank borrowings of US$6.1 million, which was partially offset by repayment of long-term borrowing of US$1.7 million and repayment of bank borrowings of US$2.8 million.

Net cash generated from financing activities in 2018 was US$4.4 million, primarily due to proceeds from bank borrowings of US$6.1 million and cash received from long-term borrowing of US$4.4 million, which was partially offset by repayments of bank borrowings of US$5.8 million.

Net cash generated from financing activities in 2017 was US$59.4 million, primarily due to proceeds from issuance of convertible bonds of US$70.0 million and proceeds from bank borrowings of US$6.5 million, which was partially offset by repurchase of series A-1 ordinary shares of US$8.3 million, and repayments of bank borrowings of US$8.2 million.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were US$6.7 million, US$5.1 million and US$1.9 million in 2017, 2018 and the nine months ended September 30, 2019, respectively. The decrease in capital expenditure is primarily due to the accumulation of Roamingman devices to support efficient business operation. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of September 30, 2019:

	Payment due by December 31,
	Total	2019	2020	2021	2022	2023 and thereafter
	(US$ in thousands)
Operating lease obligations(1)	2,023	546	1,346	83	48	—
Purchase obligations for purchase of data	4,603	1,959	2,606	38	—	—
Short term borrowings	6,302	2,916	3,386	—	—	—
Long term borrowings	353	—	353	—	—	—
Interest on borrowings	310	157	153	—	—	—

Total	13,591	5,578	7,844	121	48	—

Note:	(1)	Operating lease obligations consist of the obligations under non-cancellable operating lease agreements covering various facilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2019.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of Consolidation

A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

All transactions and balances among us, our subsidiaries, the VIEs and their subsidiaries have been eliminated upon consolidation.

Revenue recognition

Revenue is principally generated by the provision of data connectivity services, the sales of terminals and sales of data related products. Revenue represents the fair value of the consideration received or receivable for the sales of goods and the provision of services in the ordinary course of our business activities and is recorded net of value-added tax, or VAT. We recognize revenue in accordance with ASC 606 “Revenue from Contracts with Customers” for all years presented with full retrospective method.

We conduct our business through various contractual arrangements, including:

(i) Data connectivity services

We generate international data connectivity services revenues from (i) data service fees from the use of portable Wi-Fi services under Roamingman brand, (ii) data service fees generated from sales of data connectivity services to business partners, and (iii) retail sales of data connectivity services.

We also generate local data connectivity services revenues from (i) data service fees generated from sales of data connectivity services to business partners and (ii) retail sales of data connectivity services.

For data connectivity services from the use of portable Wi-Fi terminals, we determine that the arrangement involves the leasing of portable Wi-Fi terminals with data connectivity services embedded. We determine that we are the lessor in the arrangement which contains an equipment lease component and a service non-lease component. We further determine that lease component is an operating lease under ASC 840, and that the operating lease component and service component are delivered over the same time and pattern. Therefore, the lease income and service income are recognized as data connectivity services revenue evenly over the service period.

We evaluate and determine that we are the principal. For data connectivity services from the use of portable Wi-Fi terminals and retail sales of data connectivity services, we view users as our customers. For data connectivity services generated from sales of data connectivity services to enterprises customers, we view enterprise customers as our customers. We report data connectivity services revenues on gross basis. Accordingly, the amounts paid for data connectivity services by customers are recorded as revenues and the related commission fees paid to our agents (mainly travel agents and other online distributors) are recorded as cost of revenues. Where we are the principal, we control the data before the data connectivity service is provided to customers. Such control is evidenced by the inventory risk borne by us and our ability to direct the use of data, and is further supported by our responsibility to customers and discretion in establishing pricing.

Data connectivity services offered to customers typically provide unlimited data usage during a fixed period of time (“contract period”), where revenue is recognized ratably on a straight-line basis over the contract period. We do not have further performance obligations to the customers after the contract period. We also offer data connectivity services where users are charged service fee based on actual data usage, where revenue is recognized as the services are provided to customers.

In providing data connectivity services to our customers, we procure SIM cards and data plans from various suppliers. Those SIM cards are activated and hosted on our cloud SIM platform. Our cloud SIM platform manages terminal information and customer accounts and intelligently allocates the SIM cards and data plans and makes them available to customers who purchase our data connectivity services. Accordingly, we take inventory risk and obtains control of the SIM cards and data plans procured and direct the use of the data on its cloud SIM platform depending on customers’ demand. We account for the SIM cards and data plans procured as costs of revenue as data is being made available and consumed on its cloud SIM platform.

As our data connectivity services are provided without right of return and we do not provide any other credit and incentive to our customers, therefore, the provision of data connectivity services does not involve variable consideration.

(ii) Sales of terminals and data related products

We generate revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and smartphone with GMI implemented, SIM cards, to enterprise and retail customers and business partners. Sales of terminals and data related products are recognized when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first time purchase of the terminals. There are two separate performance obligations in such bundle sales as the Wi-Fi terminals is a distinct good while the data connectivity service is a distinct service. We allocate the transaction price to each distinct performance obligation based on their relative standalone selling prices. We then recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service, revenue is recognized ratably on a straight line basis over the contract period.

(iii) PaaS or SaaS services

PaaS or SaaS mainly consist of fees generated from providing cloud SIM platform as a service to business partners and other ancillary platform services. We provide our cloud SIM platform as a service to business partners enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. We have continuous obligation to ensure the performance of the platform over the service period. Revenue is recognized ratably over the contract period as business partners simultaneously consume and receive benefits from the service.

(iv) Contract balance

Contract liabilities represent the cash collected upfront from the customers for purchase of data connectivity services or purchase of Wi-Fi terminals, while the underlying data connectivity services have not yet been rendered or the Wi-Fi terminals have not been delivered to the customers by us, which is included in the presentation of contract liabilities.

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. For the years ended December 31, 2017 and 2018, revenue amounting to approximately US$2.9 million and US$2.5 million were included in the contract liabilities balance at the beginning of the respective period.

Income taxes

We account for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

We adopt ASC 740 “income taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

Share-based compensation and fair value of ordinary shares

Share-based compensation expenses arise from share based awards, mainly including Restricted Shares held by certain senior management (namely, Mr. Chaohui Chen, Mr. Zhiping Peng and Mr. Wen Gao) and share options awarded to employees in accordance with ASC 718 Stock Compensation. We follow ASC 718 to determine whether share option or restricted shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We classify the share-based awards granted to employees as equity award, and have elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

We entered into a share restriction agreement with certain senior management and their respective wholly owned companies, which directly hold our equity interest. Pursuant to the share restriction agreement, all of our ordinary shares, or Restricted Shares, held by certain senior management shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

For share options awarded to employees, we apply the binominal option pricing model in determining the fair value of options granted under ASC 718. We have elected to account for forfeitures when they occur.

On each measurement date, we review internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards we granted, including the fair value of the underlying shares, expected life and expected volatility. We are required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially.

In determining the grant date fair value of our ordinary shares for purposes of (i) assessing whether there is a beneficial conversion feature in connection with our convertible bond issued in April 2017 and (ii) determining share-based compensation expenses in connection with share options granted under the 2018 Stock Option Scheme, we, with the assistance of an independent external valuer, evaluated the use of income approach / discounted cash flow, or DCF method.

DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on our best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

In deriving the equity value of each class of shares, we applied the option pricing method, which treats different classes of shares as call options on the total equity value, with exercise prices based on the liquidation preference or redemption amount of the relevant classes of shares. Under this method, the ordinary share has value only if the fund available for distribution to shareholders exceeds the value of liquidation preference or redemption amounts at the time of a liquidity event, assuming the enterprise has funds available to pay for liquidation preference or redemption. Given the nature of the different classes of shares, the modelling of different classes of capital as call options on company’s enterprise value is analyzed and the values of different classes of shares were derived accordingly.

We also applied a discount for lack of marketability, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine such discount for lack of marketability.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

We have therefore estimated, with assistance from an independent external valuer, the fair value of our ordinary shares at certain dates for the periods presented to determine the fair value of our ordinary shares as of the issuance date of our convertible notes and the grant date of share-based compensation awards related to share options under the 2018 Stock Option Scheme as one of the inputs into determining the fair value of the awards as of the grant date.

Date of Grant	Fair value per Ordinary Share		Discount for Lack of Marketability	Discount Rate	Type of Valuation
April 21, 2017	US$	1.99	25.00%	18.35%	Contemporaneous
December 31, 2018	US$	3.64	13.63%	18.13%	Contemporaneous
August 12, 2019	US$	3.48	12.31%	16.22%	Contemporaneous

The determined fair value of our ordinary shares increased from US$1.99 per share as of April 21, 2017 to US$3.64 per share as of December 31, 2018. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	Our revenues grew significantly from US$85.8 million in 2017 to US$126.4 million in 2018, representing a 47.2% annual growth rate;

•

As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of discount for lack of marketability from 25.00% as of April 21, 2017 to 13.63% as of December 31, 2018;

•	As a result of milestone events described above and the growth of our business, the discount rate decreased from 18.35% as of April 21, 2017 to 18.13% as of December 31, 2018; and

•	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate and improved financial performance in the future due to the abovementioned developments.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our (i) lack of sufficient resources regarding financial reporting and accounting personnel in the application of U.S. GAAP and the reporting requirements set forth by the SEC, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy identified material weaknesses, we have implemented, and plan to continue to implement, several measures, including, among others:

•	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

•

establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements; and

•	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all. See “Risk Factors—Risks Related to Our Business and Industry—In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for fiscal year of 2018, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

We transact business globally in multiple currencies. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, including Renminbi, the Hong Kong dollar, and Japanese Yen. Accordingly, changes in exchange rates in the future may negatively affect our future revenue and other operating results as expressed in U.S. dollars. Our foreign currency risk is partially mitigated as our revenue recognized in currencies other than the U.S. dollar is diversified across geographic regions and we incur expenses in the same currencies in these regions. We have not used any derivative financial instruments to hedge exposure to such risk.

In addition, our foreign exchange risk is further mitigated since Hong Kong dollars are pegged against U.S. dollars. To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

The value of U.S. dollar against Renminbi may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 3 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. The information presented in this section have been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China and globally. We refer to this report as the “Frost & Sullivan Report.”

Our Market Opportunity

Increasing adoption of mobile data services globally

We believe that mobile data traffic has become of utility-like importance for economies and society today. Adoption of mobile technologies has increased significantly across industries and daily life situations in addition to simple internet browsing and basic communications. Key areas include but not limited to shopping (e-commerce), healthcare (mobile examination and assessment), entertainment (digital content streaming), home applications (connected-home), education (integrated and interactive education content), manufacturing (smart machinery) and more. As a result, mobile data usage per user globally experienced tremendous growth, increasing from 0.6 GB/month in 2014 to 3.9 GB/month in 2018, representing a CAGR of 59.7%, which is estimated to grow further at a CAGR of 37.3% to 19.0 GB/month in 2023, according to Frost & Sullivan. In addition, as a result of enhanced telecommunication infrastructure and networks, as well as digitization, data demand from the machine-to-machine, or M2M, IoT industry also reached 4.1 exabytes in 2018, recording a CAGR of 78.9% since 2014, and Frost & Sullivan estimated that it would grow further at a CAGR of 46.6% to 27.8 exabytes by 2023. The total number of M2M IoT devices connected also increased from 245 million in 2014 to 750 million in 2018, representing a CAGR of 32.3%, and expected to grow further at a CAGR of 8.4% to 1,122 million in 2023. This massive increase of connected devices globally will require new connectivity solutions for users, hardware vendors and carriers as traditional SIM model will gradually become increasingly less practical. With our bold mission supported by our innovative cloud SIM technology and architecture, we believe we are able to capitalize on this massive industry opportunity.

Global monthly mobile data usage per user, 2014-2023E

Source: Frost & Sullivan Report

Note: The usage include both local and international roaming data.

Global data demand from M2M IoT Industry, 2014-2023E

Source: Frost & Sullivan Report

The mobile data connectivity service industry is a large and stable growing industry globally. It consists primarily of international mobile data connectivity services and local mobile data connectivity services used by mobile data users and M2M IoT devices. According to Frost & Sullivan, the total revenue generated from the global mobile data connectivity service industry by mobile data users increased from US$549 billion in 2014 to US$854 billion in 2018, representing a CAGR of 11.7%, which is estimated to grow further at a CAGR of 7.2% to US$1,210 billion in 2023. This includes the local data connectivity market, the international roaming market as well as the global M2M IoT market.

The respective market size and growth rate are shown in the diagram below.

Local mobile data connectivity, international data roaming, M2M IoT market size, 2014-2023E

Source: Frost & Sullivan Report

Notes:	(1)	Local mobile data connectivity services refers to mobile data connectivity services provided by local service providers, such as mobile network operators, or MNOs, or other mobile data connectivity service providers to local mobile data users within a designated local geographical coverage area.
(2)	International data roaming refers to mobile data connectivity services provided to mobile data users when they travel outside of their local network coverage area. Includes services provided by OTT MVNOs through technologies such as cloud SIM.
(3)	IoT is a system of interrelated computing devices, mechanical and digital machines or objects with the ability to transfer data over the internet without requiring human-to-human or human-to-computer interaction.

Key drivers in increasing adoption of mobile data services globally include the following:

•

Massive build-out of 3G and 4G telecommunication infrastructure globally: the build-out of 3G and 4G mobile communication infrastructure has been a key driver for the ubiquitous adoption of mobile data connectivity services, with the global penetration rate of 3G and 4G increasing from 75% and 36% in 2014 to 89% and 73% in 2018, respectively.

•

Increasingly affordable smartphones and smart-devices: The number of smartphone brands has increased from 47 to 305 between 2008 and 2018, and as of December 31, 2018, more than 77% of shipments from these brands are targeting the mid to low-end smartphone segment, which lead to the adoption of smartphones across the globe, according to Frost & Sullivan. The increasing competition and fragmentation in the mid to low-end smartphone segment has driven smartphone companies to improve the functionality of their products. As a result, penetration rate of smartphones globally has increased from 34.6% in 2014 to 52.2% in 2018, with some of the key developing countries, such as China, Indonesia and Philippines increasing by 55%, 19% and 22%, respectively during the same time period, reaching 67%, 26% and 32%, respectively. In addition to smartphones, the increasing adoption of other forms of smart or IoT devices further stimulates the adoption of and demand for mobile data services.

•	Increased adoption of high bandwidth data applications: The advancement in mobile data transmission technologies and availability of smartphones have also enabled the proliferation of more bandwidth-

intensive applications such as streaming of entertainment content and mobile online gaming, further increasing the adoption of mobile data services.

•

Increasingly affordable mobile data plans: Increased transmission bandwidths have driven average global mobile data prices to decrease from US$16.7/GB in 2014 to US$ 3.5/GB in 2018, representing a CAGR of (32.3%). Increasingly affordable data combined with a wide array of applications has resulted in increased mobile data traffic consumed per user for mobile data applications.

Global mobile data pricing trend, 2014-2023E

Source: Frost & Sullivan Report

Massive Total Addressable Market (TAM) lies across all uCloudlink business models

uCloudlink 1.0 – Sharing between countries to provide mobile data connectivity services to global travelers

Increasing disposable income, accelerated globalization, and the proliferation of new business models in the travel industry such as online travel agencies and online home sharing platforms have contributed to an increasing number of global outbound travels, with total numbers of annual outbound trips increasing from 1.33 billion in 2014 to 1.68 billion in 2018, representing a CAGR of 5.9%, and that is expected to grow at a CAGR of 6.5% to 2.30 billion in 2023.

Global outbound travels, 2014-2023E

Growth rates (2018-2023E CAGRs) of outbound trips by key markets

Source: Frost & Sullivan Report

With the increasing adoption in mobile data usage across businesses and daily life especially in the upcoming 5G era and the increasing time travelers spend abroad, the importance for travelers to stay connected globally will increase. As a result, the number of global outbound travels where travellers were using mobile data connectivity services increased from 212 million in 2014 to 333 million in 2018, representing a CAGR of 12.0% and is expected to grow at a CAGR of 12.4%, to 596 million in 2023.

Number of travels with international data roaming activated, 2014-2023E, line chart of top: % activation rate, 2014-2023E

Source: Frost & Sullivan Report

Note: Number of travels with international roaming activated is calculated by multiplying number of international travels per year.

MNOs are providing global mobile data connectivity services to address increasing needs by global travelers. International roaming rates have come down, but remain significantly more expensive than local rates, which ranged across 2.7-31.6 times across some of our key target markets according to Frost & Sullivan. This has led to a high proportion of outbound travels with mobile data connectivity services deactivated remaining at 80.2% of total number of travels, as of 2018. As mobile data connectivity technologies continue to develop to reduce the roaming rates, the demand for mobile data connectivity services from outbound travelers will continue to rise, creating a massive market for alternative providers of international data connectivity solutions.

The table below shows a pricing comparison between local data and international roaming data in selected representative global wireless markets, including developed high average revenue per user, or ARPU, countries such as the U.S., the U.K. and Japan, and developing countries with lower ARPU but a high population such as China, Indonesia and the Philippines, which we view as some of our key target markets.

US$/GB	US	UK	China	Japan	Philippines	Indonesia
Local Data	10.7	5.0	1.6	8.3	4.0	1.2
International Roaming Data	28.6	36.0	37.7	34.0	31.3	37.9
Difference (times)	2.7	7.2	23.6	4.1	7.8	31.6

Note: Local and international roaming rates are calculated based on representative MNOs’ data plans in 2018

Source: Frost & Sullivan Report

uCloudlink 2.0—Sharing between carriers to serve local mobile data users

The size of the local mobile data connectivity services is massive, with revenue from local data connectivity services increasing from US$526 billion in 2014 to US$820 billion in 2018, representing a CAGR of 11.8%, and approximately 33 times the size of the international roaming market. It is expected to grow further at a CAGR of 7.0% to US$1,149 billion in 2023. In addition, the M2M IoT market could be another major driver for the local data usage as we approach the 5G era, where the application of mobile technologies will be further amplified. However, similar to the rate discrepancy in the international roaming context, the significant difference in price per GB across different local data packages and local MNOs opens up a massive opportunity for alternative providers of local data. In some of our key target markets, the price per GB difference between different data plans can be more than nine times, and the price per GB difference between Tier 1 and Tier 2 MNOs can be more than 60% as shown in the comparisons below.

The table below shows a pricing comparison between different local data plans on average in some of our key target markets.

US$/GB	US	UK	China	Japan	Philippines	Indonesia
0-5GB	23.3	13.1	3.4	17.5	6.8	1.5
5GB-20GB	5.1	3.1	1.3	10.0	3.2	0.8
20GB+	3.9	1.4	1.0	3.1	1.8	0.5

Note: Average data plan across selected MNOs in May 2019.

The table below shows a pricing comparison between Tier 1 and Tier 2 MNOs in some of our key target markets.

US$/GB, except %	US	UK	China	Japan	Philippines	Indonesia
Tier 1	12.4	5.5	1.8	10.6	4.2	1.3
Tier 2	9.1	3.8	1.1	8.2	3.9	1.0
% Difference	36%	45%	64%	29%	8%	30%

Source: Frost & Sullivan Report

Notes:

Data traffic pricing of Tier 1 and Tier 2 are based on the average data plan in 2018. Tier 1 MNOs refer to the MNOs with the largest numbers of subscribers in each country, unless the subscriber market share difference is less than 5%. Price of Tier 2 MNOs is calculated based on the average pricing of the following two key players in each country.

Differences in network quality across different MNOs within the home market remain a pain-point for mobile data users. As a result, MNOs are constantly making significant investments to improve their network quality to minimize customer churn. Given Tier 1 MNOs typically have the financial strength to improve coverage of their mobile networks also to areas that may not be as economically attractive, population coverage ratios are typically higher than those of Tier 2 MNOs, with the coverage ratio difference in some of our key target markets being as high as 8.3%. However, this incremental improvement in coverage rate is at the cost of significant capex incurred as compared to Tier 2 MNOs, as shown in the table below. Similarly, depending on the market share of an operator, the depth of the network, available spectrum and employed mobile technologies, the difference in utilization rates of networks across mobile operators can be as high as 30% within the same market.

Sharing between MNOs will allow them to increase their network utilization rate and simultaneously lower the network capex requirements, thereby increasing efficiencies in operations and capital deployment. Below is a network population coverage and network utilization comparison between different MNOs in some of our key target markets.

Network population coverage(1) comparison between Tier 1 and Tier 2 MNOs:

%	US	UK	China	Japan	Philippines	Indonesia
Tier 1	98.6%	98.5%	100%	100%	90.3%	85.0%
Tier 2	94.8%	97.0%	94.0%	99.0%	82.0%	80.5%
% Difference	3.8%	1.5%	6.0%	1.0%	8.3%	4.5%

Note: (1) Defined as the percentage of total population covered by the respective mobile network.

Capex Comparison between Tier 1 and Tier 2 MNOs in some of our key target markets

In US$Bn	US	UK	China	Japan	Philippines	Indonesia
Tier 1	10.0	0.80	12.3	5.7	0.58	0.84
Tier 2	7.6	0.63	5.0	4.0	0.49	0.47
% Difference	32%	27%	146%	43%	18%	79%

Notes:

Capex of Tier 1 and Tier 2 based on the average capex of 2013-2017. Tier 1 MNOs refer to the MNOs with the largest number of subscribers in each country, unless the subscriber market share difference is less than 5%. Capex of the Tier 2 MNOs is calculated based on the average of the following two key players in each country.

Network utilization of MNOs in some global key markets, as of 2017(1):

Source: Frost & Sullivan Report

Notes: (1) Defined as the average capacity utilization rate during busy hours in the 5% of most loaded sectors in the network

uCloudlink 3.0 – Sharing between all mobile data users

We plan to further expand our TAM by addressing the unmet needs of mobile data users by enabling user-based data traffic sharing under our 3.0 sharing model in the near future, where mobile data users may freely share and trade data traffic from their underutilized data packages via our mobile data traffic marketplace.

We have seen user-based sharing models across many other industries with significant value creation. According to Frost & Sullivan, five major sharing economy sectors including on-demand staffing, media streaming, shared mobility, hospitality, peer-to-peer and crowd-based funding had a combined market size of US$14 billion in 2014 and are expected to grow to US$258 billion by 2023, representing a CAGR of 38.2%. Meanwhile, the combined market size of the respective traditional operating models corresponding to those five sectors is expected to grow from US$240 billion to US$258 billion across the same time period, representing a CAGR of 0.8%. Various sharing economy models create new market opportunities and provide additional optionality to consumers, who are becoming more technology savvy, cautious about efficient use of resources, with a higher degree of customization and personal interaction needs, as well as change in live-style as a result of globalization. A mature user-based sharing model is still absent from the telecommunication space and we believe there are great potential for this to be developed in the future.

The diagram below shows the comparison between the market sizes of the five major sharing economy models against their traditional operating models, including on-demand staffing, media streaming, shared mobility, hospitality, peer-to-peer and crowd-based funding:

Source: Frost & Sullivan Report

In the global mobile data connectivity service industry, the underutilization of assets is twofold. On the one hand, the physical networks owned and operated by MNO’s often are underutilized, leading to a sub-optimal return on invested capital for MNOs. On the other hand, given there is limited sharing of data traffic allowances amongst users, the mobile data utilization rate can be as low as 42.5%. Sharing these unused data traffic allowances through new business models such as uCloudlink’s 3.0 sharing model can result in significant resource utilization benefits for both mobile data users and MNOs.

Utilization rate of data plans across key markets:

US	UK	China	Japan	Philippines	Indonesia
67.5%	42.5%	69.3%	75.3%	80.2%	59.2%

Source: Frost & Sullivan Report

In summary, we estimated our total addressable market, or TAM, to be US$23.3 billion in 2018, consisting of the international data roaming market. As we have started to offer local data connectivity services such as

GlocalMe Inside under the sharing model 2.0, we will be able to tap into the massive local data connectivity services market, which is expected to grow to US$1,210 billion by 2023.

Source: Frost & Sullivan Report

Overview of the Global Mobile Data Connectivity Industry and Key Trends

Major mobile data connectivity service providers

Most mobile data connectivity service providers fall under one of three categories:

•

Mobile Network Operator (MNO): providers of wireless communication services that own or control all the elements necessary to deliver services to mobile data users including the radio spectrum allocation, physical wireless network infrastructure, back-haul network infrastructure, and billing and customer services. They typically provide both wholesale and retail offerings to individual consumers and businesses.

•

Mobile Virtual Network Operator (MVNO): mobile operators that usually do not have their own network infrastructure. Instead, MVNOs have commercial arrangements with MNOs to rent out capacity on the MNOs’ network to serve their own customers. MVNOs typically offer wireless communication services under their own brands and distribute their SIM cards through online or physical retail channels to their end customers.

•

Over The Top Mobile Virtual Network Operator (OTT MVNO): typically eSIM or soft SIM technology-based mobile data connectivity service providers that aggregate network capacity from multiple MNOs and MVNOs to redistribute that capacity through customized retail offerings under their own brands.

Our cloud SIM technology: We do not own or control any telecommunication infrastructure like MNOs, nor are we dependent on the network of a limited number of MNOs like the MVNOs. We host a pool of SIM cards in the cloud and enable mobile data users to consume mobile data traffic, and potentially enable mobile data users and data providers to share their data traffic through a simple buy-and-sell process via our mobile data traffic marketplace. Our users are able to switch to any network available in the SIM card pool dynamically based on their respective global locations, which is not typically available in services based on other OTT MVNO technologies. Our cloud SIM technology is also capable of supporting mobile data traffic sharing among mobile data users and is compatible with other technologies offered by MNOs, MVNOs and OTT MVNOs to enable data traffic sharing across all platforms.

Importance of mobile data traffic sharing to increase in a 5G world with growing variety of applications

The importance of staying connected to and the applications of mobile technologies will be further amplified by the adoption of the 5G technology in the coming years. 5G is expected to offer unprecedented bandwidth, low latency, fast mobility, and high capacity compared to previous technologies, which will support a set of brand new applications on top of a better experience.

5G applications can be classified into three key categories:

•

Enhanced mobile broadband: enhanced indoor and outdoor broadband will facilitate applications such as enterprise collaboration and augmented and virtual reality. For example, given the data-intensive and interactive nature, high quality augmented and virtual reality experiences set high requirements for network speed and latency, as well as storage and computing capabilities in the cloud, which can only be satisfied by 5G.

•

Ultra-reliable low latency communications: such as smart grids, remote patient monitoring or telehealth, industrial automation and autonomous vehicle. For example, autonomous vehicle is one of the mission-critical applications, with extremely high requirements for seamless coverage. The low network latency and fast mobility features of 5G are the key enablers of autonomous driving.

•

Massive machine type communications: such as IoT, asset tracking, smart agriculture, smart cities, energy monitoring, smart homes, remote monitoring. For example, the future development of smart cities will be wireless, cloud-based and analytically rich, all setting higher requirements than current 4G networks can deliver.

Source: Setting the Scene for 5G: Opportunities & Challenges, International Telecommunication Union, 2018

However, the rollout of 5G technology will place significantly higher requirements on mobile network capabilities compared to 4G. The diagram below compares the network performance requirements of today’s 4G mobile network against 5G across eight different categories.

Source: Frost & Sullivan Report

Significant incremental capex will be required for implementation of 5G. When telecommunication technology advances from one generation to another, for example from 3G to 4G or from 4G to 5G, there are significant incremental capex requirements related to spectrum and network equipment and infrastructure. As the telecommunications industry is approaching the 5G era, there will be significant pressure of capex requirement on MNOs in order to support the rollout of 5G network in the next 10 years. According to Frost & Sullivan, the capex requirement to support 5G technology in some of the key countries, such as China and the United States is expected to be at 122% and 34% more than that under 4G, adding tremendous financial burden on MNOs.

Below table showcase the difference between 4G and expected 5G investment in some of our key target markets:

(US$ billion)	China	US	Japan	Korea
4G Investment	190	197	94	41
Expected 5G Investment	421	265	129	61
Increase in Investment under 5G vs. 4G	122%	34%	37%	51%

Source: Frost & Sullivan Report

In addition, in the context of international roaming, the traditional roaming arrangements will significantly negate the benefits of low latency and high speed 5G could bring. With the network upgrading form 4G and 5G, MNOs will have to conduct cost renegotiations of bilateral international roaming arrangements. Both points highlight the importance mobile data traffic sharing in the 5G era.

Growing importance of the sharing concept in the telecommunications industry

As the mobile communication service industry becomes more competitive globally, in order to cope with the additional capex burden that comes with the technology advancement, carriers have has begun sharing telecommunication infrastructure and other network resources.

The largest shared telecommunication infrastructure to date is the passive telecommunication infrastructure, primarily in the telecommunications tower market, where multiple MNOs co-locate their antenna equipment on a shared physical tower site. According to Frost & Sullivan, approximately 67.5% of all global telecommunication towers globally in 2018 were shared between multiple MNOs. Tower sharing has gained recognition not just from the industry players but also support from the government in order to increase the efficiency of network usage as well as provide an environment for more competitive pricing and continuous technology advancement to happen. As a result, the telecommunication tower sharing industry has grown to become a multi-billion industry with the world’s 20 listed tower companies adding to a market capitalization of US$202 billion business as of December 31, 2018. Sharing of passive infrastructure significantly lower MNOs’ network capex requirement and improve MNOs’ time to market given this type of sharing typically involve massive infrastructure projects, which consume a significant amount of time and capital to build, however it typically involve complex negotiations among MNOs.

In addition, MNOs will also share active infrastructure, for example, radio spectrum, radio access network (RAN) and more, that are typically electronic infrastructure. It also extends to operational and administrative systems, such as billing system, customer service platform. As a result, this type of sharing typically takes the partnerships between MNOs deeper, and involves more complex negotiations and more often seen by regulators as potential anti-competition move in the past. It also incur additional operating expenses for the MNOs given they will need to pay leasing fees for the active infrastructure shared by their MNOs partners.

Beyond sharing of passive and active telecommunication infrastructures, MNOs have started to open up their networks and services for sharing to further improve utilization of network resources. Currently, key strategies include:

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MNOs Opening-up Network to MVNOs: MNOs monetize unused network resources through partnership with MVNOs. MVNOs will typically target niche user segments where the MNOs have less success, and thereby act as a magnet, to indirectly increase the number of customer on the MNOs’ network and create an additional revenue stream for the MNOs. This network sharing strategy is a relatively easy to implement, given the MVNOs only ride on the MNO networks and primarily focus on sales and marketing to satisfy the need of customers in niche segments, while the network infrastructure remain fully owned and operated by the MNOs. As a result, the number of mobile subscribers under MVNOs globally has increased from 174 million in 2014 to 233 million in 2018, representing a CAGR of 7.6%, and expected to reach 407 million subscribers by 2023, growing at an accelerated CAGR 11.8% between 2018 and 2023.

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Direct network sharing among MNOs: The MNOs market has always been a complex web of agreements, partnerships and rivalries. Competition among local MNOs globally is typically intense with low level of sharing given MNOs consider network asset as a core competence and strategic asset, it typically involves a series of negotiation and complex agreements to realize networking sharing. Network sharing agreements have been seen to some extent in Europe through the establishment of joint venture companies between the MNOs to consolidate the network assets intended to be shared. Moreover, as roaming agreements will need to be renegotiated among MNOs as the mobile technology evolve from one generation to another (i.e. from 4G to 5G), it creates further demand for alternative solutions that minimizes the negotiation costs.

Sharing of telecommunication resources has not happened on the level of end-users

Unlike other industries such as transportation, entertainment or lodging, there is an absence of a user-based sharing model in the telecommunications industry. Network sharing between MNOs will be able to help address resources utilization, but it is complex to implement. Sharing among users could be an alternative solution.

Sharing across end-users in other industries has gradually become a norm and part of daily life situations. It unlocks the value of unused and underused assets, driving a shift from asset-heavy to asset-light businesses and enabling access over ownership. Some 83% of Americans are familiar with sharing services in 2018, and two-thirds of consumers worldwide are willing to share or rent out their personal assets. While different in nature across industries, sharing economy models allow efficiently mapping of the unbalance between supply and demand side requirements for certain resources via a sharing platform.

According to Frost & Sullivan, mobile data packages are still significantly underutilized in some of our key target markets. On average, mobile data users are only able to utilize 65.7% of their data plan across our key target markets, indicating there is a large pool of unused mobile data traffic available for sharing between the end-users.

Cloud SIM technology uniquely positioned to become a competitive option for data traffic sharing in the 5G era

Overview of cloud SIM technology

Subscriber Identity Modules, or SIM cards, have been playing the role of authenticating and pairing mobile devices with the mobile networks and subsequently allowing the mobile device users to access the networks. Switching from traditional SIM technology to cloud SIM technology, mobile device users’ options of network are no longer restricted by the ties between physical SIM cards and the respective MNO networks. Cloud SIM technology uncouples users from the exclusive relationship with the MNOs by residing a pool of SIM cards in the cloud. Users are thus able to switch to any network available in the SIM card pool dynamically and automatically based on their location. By utilizing local SIM cards via cloud SIM, mobile data users are able to enjoy mobile data connectivity service globally with local network quality and at local rates, while still able to retain access to their primary phone number from their home network supported by traditional SIM cards.

The cloud SIM technology is in many aspects superior to OTT MVNO technologies

Soft SIM, which is more exposed to hacking given that it does not reside in any kind of secure data storage. The functionalities are performed by a collection of software applications with generally unsecured data handling. Moreover, hardware companies and vendors have access to write SIM card profiles under soft SIM in addition to MNOs, which can negatively affect the adoption of the technology by MNOs.

Embedded SIM (eSIM), which still ties the mobile devices to specific MNOs and limits future dynamic and seamless switching across networks, which is required to achieve best coverage, competitive rate and the optimal user experience.

Below is a comprehensive comparison across the three major OTT MVNO SIM technologies:

	Cloud SIM	SoftSIM	eSIM
Physical existence	Physical SIM card on servers Nothing on devices	Data and software on server Nothing on devices	Data and software on server Embedded chipset on devices

Convenience	✓ Enables compatible devices to use local data network without physically changing SIM cards and supports automatic switching among mobile networks	✓ Enables compatible devices to use local data network without physically changing SIM cards and supports automatic switching among mobile networks	✘ Requires users to manually remove and switch network on their mobile devices

Flexibility	✓ Users are no longer limited to a particular MNO	✓ Users are no longer limited to a particular MNO	✘ Only a small portion of smartphones support eSIM

	Cloud SIM	SoftSIM	eSIM
	✓ MNOs become suppliers of data traffic	✓ MNOs become suppliers of data traffic

✘   To promote eSIM technology, mobile device companies have to cooperate with MNOs or MVNOs to gain technology support. However, MNOs or MVNOs are typically reluctant to provide such support as they believe eSIM may undermine users’ loyalty to their brands

Security	✓ High security	✘ Information can be copied; low security.	✓ High security
	✓ Follows the existing telecommunication technology, and presents no significant security risk for MNOs	✘ Requires SIM profile for data traffic to be stored locally on the smart devices as software, which cannot be fully controlled by MNOs and is subject to hacking

✓  Requires SIM profile for data traffic to be stored locally on the mobile devices. The SIM profile is remotely downloaded over-the-air into an embedded universal integrated circuit card, the secure element in the eSIM solution

Availabilities of SIM resources	✓ Close to all MNOs	✘ Few MNOs	✘ Few MNOs

Coverage	✓ Multiple MNOs’ networks	✓ Multiple MNOs’ networks	✘ Based on dedicated MNOs’ network

Service Repackaging	✓ Possible	✘ Not possible	✘ Not possible

Standard	✘ No standard	✘ No standard	✓ GSMA standard

Personal sharing	✓ Possible	✘ Not possible	✘ Not possible

Utilize under-utilized data	✓ Possible	✘ Not possible	✘ Not possible

Source: Frost & Sullivan Report

As a result of the advantages of cloud SIM, cloud SIM could become the standard for data sharing. Moreover, cloud SIM technologies is the only mobile data solution that supports sharing among mobile data users, which we expect to serve as the basis for our sharing 3.0 model. Data sharing can reduce under-utilized data packages and improve the efficiency of mobile data networks. Cloud SIM technology is also compatible with SoftSIM and eSIM technologies.

Competitive landscape of key global mobile data service providers

Below is a comparison across all key global mobile data service providers, including MNOs, MVNOs and OTT MVNOs

Player	Products & Services	SIM Technology	Service coverage	Dynamic network selection for users	Utilize under- utilized data	Data repackaging	Decouple users from physical SIM cards
uCloudlink	Cloud SIM enabled mobile terminals	Cloud SIM	144 countries and regions	Yes	Yes	Yes	Yes

MNOs	Local or international roaming	Mostly physical SIM	Depends on the MNOs’ roaming agreement	No	No	No	No

MVNOs/ SIM reseller	Local and dependent on MNOs’ networks	Mostly physical SIM	Depends on their agreement with MNOs	No	No	No	No

OTT MVNOs	eSIM and Soft SIM enabled portable Wi-Fi and smart devices	Mostly eSIM and Soft SIM	Depends on agreements between eSIM and soft SIM providers and MNOs	eSIM (only with MNO’s approval) Soft SIM (Yes)	No	No	eSIM (No) Soft SIM (Yes)

Source: Frost & Sullivan Report

uCloudlink’s cloud SIM technology enabled mobile terminals and services offer the following key advantages compared to other mobile data service providers:

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Our ability to acquire data from a wide range of sources. Our Cloud SIM technology can in theory support SIM cards from almost all suppliers and connect to networks of almost all MNOs. Moreover, the technology is compatible with eSIM and soft SIM technologies, encompassing the SIM card source available to those technologies.

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Our ability to support dynamic network selection for mobile data users: With dynamic network selection capability, we can connect our users with local mobile data network that has the optimal combination of network quality, speed and price. As a result, users only need to carry one uCloudlink cloud SIM technology-enabled mobile device while they are travelling in the 144 countries and regions covered by uCloudlink to stay connected. uCloudlink’s mobile data connectivity services can be accessed across all smartphones, and regardless of the home mobile network that the users contracted with.

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Our ability to utilize under-utilized data: uCloudlink’s proprietary algorithms to analyze historical data usage patterns and predict future data traffic demand, and the insights gained enable uCloudlink to efficiently procure data traffic allowances. We can intelligently allocate data traffic in the SIM card pool to our cloud SIM technology-enabled terminals, further maximizing the utilization rate of each of our SIM cards.

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Our ability to repackage data: With the ability to serve our users with data traffic from multiple mobile networks and to dynamically select SIM cards for our users, we are able to create a variety of data packages across 144 countries and regions that we cover, to enable users to choose the most optimal data traffic plan based on their actual needs. In addition, we are also technologically ready to support mobile data users to trade their unused data to further customize their data allowances and packages.

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Our ability to decouple users from physical SIM cards: Cloud SIM technology enables mobile data users to be decoupled from SIM cards, providing mobile data users with additional mobile network optionality. User can purchase data packages through our GlocalMe Connect mobile application and enjoy mobile data connectivity services provided by the MNOs, which is not possible under the traditional SIM-based model.

Certain handset manufacturers have begun to embed mobile data connectivity services in their devices, but only in limited numbers and only through eSIM and soft SIM technologies, which suffer from certain disadvantages as discussed above.

Powered by such competitive advantages, uCloudlink became the largest portable Wi-Fi service providers in China with a market share of 41.0% in 2018, significantly above the second and third players, who only had 20.2% and 14.0% market share respectively, according to Frost & Sullivan.

Based on the foregoing, we expect the adoption for uCloudlink’s product and services will continue to grow.

Benefits of adopting cloud SIM to handset and smart device companies

Traditionally, handset and smart device companies have limited ways to monetize their products and primarily rely on handset sales, which does not provide a recurring revenue stream and required smartphone companies to constantly design and promote new handset and smart device models in order to satisfy users’ needs.

The implementation of cloud SIM can bring the following benefits to handset and smart device companies:

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Enhanced product differentiation to promote sales. Embedded mobile data connectivity services, which can be pre-installed in handset and smart devices, adds an additional major selling point to the handset and smart devices, enhancing product differentiation and competitiveness and resulting in more sales with better data traffic.

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New Recurring revenue streams. Smartphone companies, who are typically reliant on one-off sales of hardware, can generate an additional, recurring and highly scalable data revenue stream via the revenue-sharing arrangements with cloud SIM providers.

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Stronger foothold in digital ecosystem. Acting as a catalyst for mobile data usage, cloud SIM technology can be deployed on handsets as well as other smart devices, and serve as gateway for hardware vendors to participate in the digital ecosystem and capture more business opportunities.

BUSINESS

Our Mission

Our mission is to enable people to use mobile data traffic freely anytime, anywhere like breathing the air. We aim to make the world more connected with maximized network utility through harnessing the power of mobile data traffic sharing.

Overview

We are the world’s first and leading mobile data traffic sharing marketplace, according to Frost & Sullivan. We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowance shared by network operators on our marketplace. We have aggregated mobile data traffic allowances from 273 mobile network operators (MNOs) in 144 countries and regions in our cloud SIM architecture. Total data consumed through our platform were approximately 9,000 and 28,000 terabytes in 2017 and 2018, respectively, and were approximately 19,500 and 50,100 terabytes in the nine months ended September 30, 2018 and 2019, respectively.

Our innovative cloud SIM technology sets the technological foundation of our marketplace, which is built upon our cloud SIM architecture. We have developed our proprietary cloud SIM technology based on remote SIM connection, which means that SIM cards are not embedded in the mobile terminals but remotely connected on the cloud. According to Frost & Sullivan, cloud SIM technology enabled solutions are superior to other SIM-based technology solutions, such as solutions based on embedded SIM (eSIM) and soft SIM, in terms of network availability, quality, connection and security. Our cloud SIM technology allows dynamic selection of network services based on signal coverage and cost, and intelligent distribution of data traffic in the SIM card pool to terminals that may support multiple end devices through our cloud SIM platform, to achieve better network quality, more reliable connection and lower cost. As of September 30, 2019, we owned 38 patents relating to our cloud SIM technology.

Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, allowing users to enjoy a superior seamless mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 144 countries and regions we cover. As a result, we have accumulated a large and active user base. In the first nine months of 2019, our average daily active terminals reached approximately 166,600 and each of our active terminals on average used 1,100 megabytes of mobile data per day. In addition to mobile data users, we also create unique values to the other stakeholders in the telecommunications industry worldwide, including smartphone and smart-hardware companies, mobile virtual network operators (MVNOs), MNOs and more broadly to the society.

We operate our business under what we refer to as uCloudlink 1.0 and uCloudlink 2.0 models, and plan to launch uCloudlink 3.0 model in the future.

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uCloudlink 1.0. Our uCloudlink 1.0 model focuses on cross-border travelers that need mobile data connectivity services across different countries. We started to conduct our business under the uCloudlink 1.0 model in 2014. We operate portable Wi-Fi services under our own Roamingman brand in China, Malaysia and Singapore to provide global mobile data connectivity services. We also offer GlocalMe portable Wi-Fi terminals and provide our cloud SIM architecture to business partners such as MVNOs, MNOs and portable Wi-Fi terminal rental companies, for them to offer global mobile data connectivity services directly to their users. Leveraging on these business partners’ local operation knowledge and established brand name in their regions, we are able to penetrate into different markets and regions more effectively, accelerating the adoption of our products and services on a global scale. Since 2018, we began to offer smartphones and smart devices enabled with mobile data connectivity services such as the GlocalMe World Phone series. According to Frost & Sullivan, the market size of international roaming service is US$23.3 billion in 2018 and is expected to reach US$34.8 billion in 2023. We are the largest portable Wi-Fi service provider for international roaming for Chinese outbound travelers with a 41.0% market share in 2018, according to Frost & Sullivan.

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uCloudlink 2.0. Our uCloudlink 2.0 model aims to provide mobile data connectivity services to local users across different MNOs in a single country. We tested this service in 2018, and commercially launched the service in April 2019. We develop GlocalMe Inside implementation for smartphones and other smart hardware terminals, enabling them to obtain access to our cloud SIM architecture and use our globally distributed SIM card pool, and also offer GlocalMe World Phone series. We have partnered with three smartphone companies in China, including TCL Communication Limited, to provide GlocalMe Inside implementation for certain models of its smartphones. Similarly, we have agreed with other smartphone brands including PT. Bangga Teknologi Indonesia, the owner of the handset brand Advan in Indonesia, Cosmic Technologies, Inc., the owner of the handset brand Cherry Mobile in the Philippines, to launch GlocalMe Inside on some of their models. This enables smartphone users to use not only our global mobile data connectivity services but also local data traffic packages without a separate Wi-Fi router. Since October 2019, our cloud SIM platform has been ready to support traffic from 5G networks. According to Frost & Sullivan, the market size of local mobile data connectivity services is US$820 billion in 2018 and is expected to reach US$1,149 billion in 2023. As we are expanding GlocalMe Inside to more smartphone brands and models, we believe we will be able to grow our user base rapidly and capture more monetization opportunities in the market.

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uCloudlink 3.0. We expect that we will launch our services following uCloudlink 3.0 model in the next two to three years. We anticipate that under our proposed uCloudlink 3.0 model, users may share and trade their unused data packages through our cloud SIM architecture, which will create a data traffic sharing marketplace. We have tested the data allowance sharing among users in trials, and are technologically ready to launch the uCloudlink 3.0 model. We believe that our successful uCloudlink 1.0 model and fast-growing uCloudlink 2.0 model will lead us to uCloudlink 3.0 model in the near future. Sharing among users will further enrich the sources of our distributed SIM card pool and optimize network usage, and make us a vibrant data traffic sharing marketplace.

We have developed proprietary algorithms to analyze historical data usage patterns and predict future data traffic demand. We use the insights gained from the data analytic results to efficiently procure data traffic allowances from MNOs and other sources globally, dynamically select network services based on signal coverage and cost, and intelligently allocate data traffic in the SIM card pool to terminals, then to end devices. As a result, we are able to achieve better network quality, more reliable connection and lower cost for users, as well as improve our cost efficiency. As the first entrance for users to access mobile internet, we may also leverage the data analytics to develop a number of value-added services, such as advertisement.

We have grown rapidly in recent years. Our average daily active terminals increased by 73.0% from approximately 65,300 in 2017 to 113,000 in 2018, and increased by 50.5% from approximately 110,700 in the nine months ended September 30, 2018 to approximately 166,600 in the nine months ended September 30, 2019. In September 2019, our average daily active terminals reached 220,480. Specifically, average daily active terminals using our uCloudlink 1.0 model services reached approximately 186,280, and average daily active terminals using our uCloudlink 2.0 model services reached approximately 34,380, including the number of daily active terminals using both categories of services. The average daily data usage per active terminal increased from 390 megabytes in 2017 to 700 megabytes in 2018, and increased from approximately 670 megabytes in the nine months ended September 30, 2018 to approximately 1,100 megabytes in the nine months ended September 30, 2019. In September 2019, the average daily data usage per active terminal reached 1.4 gigabytes. We generate revenue primarily from our mobile data connectivity services and hardware terminals that incorporate the services. Our revenues increased from US$85.8 million in 2017 to US$126.4 million in 2018, and increased from US$94.6 million in the nine months ended September 30, 2018 to US$104.7 million in the nine months ended September 30, 2019. Our gross margin increased from 34.4% in 2017 to 36.5% in 2018, and further to 44.0% in the nine months ended September 30, 2019. We had a net loss of US$19.3 million and US$26.6 million in 2017 and 2018, respectively. We had a net income of US$3.1 million in the nine months ended September 30, 2019, as compared to a net loss of US$16.6 million in the nine months ended September 30, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation, was US$13.7 million and US$24.3 million in 2017 and 2018, respectively. Our adjusted net income, a non-GAAP measure defined as net (loss)/income excluding share-based compensation, was US$3.3 million in the nine months ended September 30, 2019, as compared to an adjusted net loss of US$14.7 million in the nine months ended September 30, 2018. Our adjusted EBITDA, another non-GAAP measure defined as net (loss)/income excluding share of loss in equity method investment net of tax, interest expense, depreciation and amortization, and share-based compensation, was negative US$4.7 million and negative US$15.1 million in 2017 and 2018, respectively, and was negative US$7.2 million and US$6.0 million in the nine months ended September 30, 2018 and 2019, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.” In 2017, 2018 and the nine months ended September 30, 2019, we generated 37.9%, 50.9% and 61.7%, respectively, of our revenues from customers outside of China.

Our Value Propositions

Our products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, MVNOs, MNOs and more broadly to the society.

To our users:

•	Global coverage. Users enjoy mobile data connectivity services in 144 countries and regions, freely switching among countries, network operators, and data plans.

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Superior mobile connectivity experience. Our technology dynamically and intelligently selects the local mobile network available in our distributed SIM card pool with strong signal and fast speed at the location of the end-user. Users may enjoy seamless and unnoticeable transitions across different network operators.

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Locally competitive rate. By repackaging data allowances across different operators and tailoring them to meet a broad variety of user preferences we are able to offer competitive rates to local and cross-border users comparable to those provided by local operators.

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Personalized data package to maximize data package usage. Our users can customize data packages based on their own needs, which minimizes the data traffic wastage in their data plans and helps optimize network utilization for network operators.

To smartphone and smart-hardware companies:

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Enhanced product differentiation to promote sales. Our GlocalMe Inside implementation, which can be pre-installed in smart mobile terminals, adds an additional major selling point to smartphones models, enhancing product differentiation and competitiveness and resulting in more sales.

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New recurring revenue streams. Smartphone companies, who are typically reliant on one-off sales of hardware, can generate an additional, recurring and highly scalable data revenue stream via the revenue-sharing arrangements with us.

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Stronger foothold in digital ecosystem. Acting as a catalyst for mobile data usage, GlocalMe Inside can be deployed on smartphones as well as other smart-hardware terminals, and serve as gateway for hardware vendors to participate in the digital ecosystem and capture more business opportunities.

To MVNOs and fixed network operators:

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Flexible mobile network sourcing. By using our services, MVNOs can reduce their dependence on the arrangement with MNOs to use their network. We also purchase spare data capacity from MVNOs thereby increasing efficient usage of their networks.

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Strengthened local and global data connectivity offering. Leveraging our global SIM card resources, MVNOs can offer their users competitively-priced international mobile data connectivity services and provide broader local coverage and better network performance, without being limited by that of the MNOs they have entered into contract with.

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Enabling mobile data offering for fixed network operators. Cable operators or other fixed network operators can offer wireless services through our GlocalMe products without entering into an MVNO contract.

•	Offering full ownership of users. By offering GlocalMe products, MVNOs can foster more direct and interactive relationships with users.

To MNOs, especially tier-2 and 3 MNOs:

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Improved network coverage and service quality. We improve a MNO’s network coverage by enabling their customers to access all the mobile networks globally supported by our platform. Our technology provides seamless and continuous access to data and enhances user experience, ultimately helping MNOs improve customer satisfaction and stickiness and save capital expenditure.

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Maximized network utilization. Our platform can revolutionize the difficult process of network sharing among MNOs. We can also dynamically select networks of MNOs, by intelligently identifying the imbalance in terms of coverage and usage level between different networks, to better leverage their under-utilized network capacities and maximize the network utilization.

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Simplified cooperation among MNOs. We enable MNOs to share their network without having to engage in costly and time-consuming one-on-one negotiations. In addition, MNOs may choose not to roll-out networks in economically unattractive areas where other operators already provide coverage.

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New user development model. Our platform decouples users from a single MNO under the traditional SIM-based model, and allows MNOs to acquire and develop users and sell data traffic allowances through users’ GlocalMe-ready smart devices, creating a new OTT-like handset-based user development model.

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Accelerated 5G implementation. As network operators start to roll-out 5G networks, mobile data traffic sharing between MNOs via our cloud SIM architecture can reduce capital spending and roaming agreements negotiation cost, ensure low network latency for end users and expand network coverage.

To society as a whole:

•	Radio frequency efficiency. Our cloud SIM technology enables MNOs to share their networks and resources, improving efficiency of spectrum usage.

•	Environmentally friendly and reduce waste. Our sharing model reduces duplicated construction of telecommunication infrastructure, which leads to less industrial waste.

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Enhanced information sharing and digitalization. We facilitate better information sharing by allowing people to use mobile data traffic. By empowering smartphones and smart hardware with reliable mobile connectivity without limitation, we facilitate the creation of innovative mobile digital solutions.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

The world’s first and leading mobile data traffic sharing marketplace

We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Similar to the adoption of sharing economy business model in many other industries globally, such as transportation, retail and entertainment, we believe our innovative business model will unlock massive benefits for individuals and companies in the telecommunications industry, and deliver superior mobile data traffic experience cost-effectively. Through our marketplace, traffic allowances from network operators globally can be shared among our users, who then enjoy superior and ubiquitous mobile data connectivity experience worldwide. Network operators may share their networks without engaging in often complex and costly one-on-one network sharing negotiations for international and domestic roaming services. So far, we have aggregated mobile data traffic allowances from 273 MNOs in 144 countries and regions into our distributed SIM card pool.

Our data traffic sharing marketplace leverages on our proprietary cloud SIM technology, which can dynamically select the network at a given location that shows an optimal combination of strong signal, fast speed and attractive rates for each user. This results in superior mobile data connectivity experience, establishing a win-win situation for network operators and users. The monthly average data usage through our platform increased from approximately 750 terabytes in 2017 to 2,300 terabytes in 2018, and increased from approximately 2,100 terabytes in the nine months ended September 30, 2018 to approximately 5,500 terabytes in the nine months ended September 30, 2019. In the first nine months of 2019, each of our active terminals on average used 1,100 megabytes of mobile data per day. Our average daily active terminals was approximately 166,600 for the first nine months of 2019.

Our mobile data connectivity services have traditionally been targeting cross-border travelers who may use our GlocalMe portable Wi-Fi empowered by cloud SIM technology to access the internet globally. We provide portable Wi-Fi as a service through Roamingman brand and also distribute to our business partners to support their own brands. We have entered into partnerships with three smartphone manufacturers in China, including TCL, to provide GlocalMe Inside implementation for certain smartphone models. This enables smartphone users to use our global mobile data connectivity services without a separate Wi-Fi router. As of the date of this prospectus, there are approximately 600,000 smartphones in the market with GlocalMe Inside implementation. As we are expanding GlocalMe Inside to more smartphone brands and models, we believe we will be able to grow our user base rapidly and capture more monetization opportunities in the market.

Innovative cloud SIM technology and architecture redefining mobile data connectivity experience

Leveraging our innovative cloud SIM technology and architecture, we have created a powerful business model, redefining mobile data connectivity experience. Under the traditional telecommunication business model, each user has one SIM card to access the wireless network provided by the contracted MNO. Users are not able to use the network of other local MNOs and typically need to pay significant roaming fees to access the network of foreign MNOs when they travel in other countries. By giving our users access to our distributed SIM card pool, our cloud SIM architecture frees users from this exclusivity, and gives users the freedom to access the mobile networks of 273 MNOs seamlessly by purchasing attractive and well-tailored data packages that come with stable and high-speed wireless connections.

Our cloud SIM architecture, which is empowered by our proprietary cloud SIM technology, primarily consists of our distributed SIM card pool, a cloud SIM platform with portals and tools, and terminals capable of supporting multiple end devices. As of September 30, 2019, we owned 38 patents relating to our cloud SIM technology, which is superior to other SIM-based communication technologies in many aspects according to Frost & Sullivan:

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Cross-MNO data traffic sharing creates more options for users. Our distributed SIM card pool hosts SIM cards from 273 MNOs globally. The cloud SIM platform supports intelligent network selection by detecting the local network with best overall performance at a given location and available in our distributed SIM card pool, and automatically allocating the associated SIM card information to the terminals of the end user. Our cloud SIM technology is more flexible than embedded SIM (eSIM), which ties users with specific MNOs through contracts and limits future switching options of users.

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Cloud SIM architecture supports the expansion of our operations and business. We can easily expand our data traffic capacity and coverage by purchasing new SIM cards with traffic allowances and hosting them in our distributed SIM card pool. We may rapidly develop relationships with new business partners as they may host their local SIM cards either directly in our distributed SIM card pool or manage a local SIM bank by themselves which can be connected to our cloud SIM platform. Every device with GlocalMe Inside installed may potentially become our source of data traffic allowance supply, making us a vibrant data traffic sharing marketplace.

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Cloud SIM technology ensures high network security. With dual-SIM-card system and dual-channel communication, we believe our cloud SIM technology is superior to other SIM technologies. Soft SIM, for example, is less secured, as hardware companies and vendors have access to SIM card profile in addition to MNOs. The functionalities of soft SIM are performed by software applications with generally unsecured data handling.

Our cloud SIM technology is increasingly recognized by key participants in the mobile value chain. Through GlocalMe Inside, we believe we are the only player that has implemented cloud SIM technology in smart hardware products made by global leading brands. We implement this on communication chipsets through pre-installation or subsequent firmware update.

Strong strategic partnerships globally enabling deep and effective penetration into local markets

Since we commenced our business operations in 2014, we have expanded our mobile data network coverage to 144 countries and regions globally. We have a proven track record of identifying and building trusted relationships with strong local business partners, allowing us to effectively reach users in key markets. As of September 30, 2019, we had approximately 1,840 business partners across 41 countries. These business partners operate portable Wi-Fi rental business or resell our products under their own brands using our GlocalMe portable Wi-Fi solutions. Leveraging on their local operation knowledge and established brand name in their regions, we are able to penetrate into different markets and regions more effectively, accelerating the adoption of our products and services on a global scale. Our business partners under uCloudlink 1.0 model include Vision Inc. (Global Wifi), Telecom Square Inc., Jetfi Technology Co. Ltd., and Softbank Corp. We also partner with a leading European car rental company for global mobile data connectivity services.

As our business expands from providing international data roaming solutions to cross-border travelers to providing domestic data traffic to local residents through GlocalMe Inside-enabled smartphones, we actively develop strategic partnerships with leading smartphone companies primarily through revenue-sharing agreements. As of the date of this prospectus, we have partnered with five smartphone companies globally for GlocalMe Inside implementation on a total of 11 models:

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We have partnered with three smartphone manufacturers in China, including TCL, to provide GlocalMe Inside implementation for certain models of their smartphones. As of the date of this prospectus, one manufacturer has launched our GlocalMe Inside implementation on two of its models, and we expect TCL and at least one more Chinese partner to launch GlocalMe Inside implementation in early 2020.

•	Advan. In Indonesia, Advan has launched GlocalMe Inside on one of its smartphone models in July 2019, and expects to launch GlocalMe Inside on its other three smartphone models later in 2019.

•	Cherry Mobile. In the Philippines, we cooperate with Cherry Mobile and launched our GlocalMe Inside implementation on Cherry Roam smartphones in August 2019.

We believe that GlocalMe Inside creates a highly scalable new business model and will lead to enormous market opportunities as more smartphone companies participate.

Efficient data procurement and utilization based on advanced technology and data analytic capabilities

Our data traffic sharing marketplace serves as a unique global mobile data traffic access point covering 144 countries and regions. As users surf the internet through the mobile data connectivity services we provide, we are the first entrance for users. Approximately 9,000 and 28,000 terabytes of data had been consumed on our marketplace in 2017 and 2018, respectively, and approximately 19,500 and 50,100 terabytes of data had been consumed on our marketplace in the nine months ended September 30, 2018 and 2019, respectively. We have developed proprietary algorithms to analyze historical data usage patterns and predict future data traffic demand. We predict mobile data demand through modeling, which takes into account seasonality, regions and countries, network performance and other features to predict users’ data demand at a specific time in a geographic area. Based on the prediction, we dynamically select the networks and utilize the data traffic available on our platform, ensuring reliable mobile data connectivity services to our users. We also use the insights gained from the data analytic results to efficiently procure data traffic allowances from MNOs and other sources globally. Our data procurement optimizes between pricing and coverage quality, allowing us to secure a distributed SIM card pool that offers superior coverage and user experience at attractive rates. In 2017, 2018 and the nine months ended September 30, 2019, our gross margin relating to our services was 39.5%, 47.9% and 59.2%, respectively.

In addition to procuring data through traditional wholesale packages, our data traffic sharing marketplace, powered by our cloud SIM technology, uniquely positions us to obtain data from underutilized network resources. For example, network operators can sell to us the data traffic on their networks that is under-used for traditional wholesale agreements. MVNOs can monetize through our marketplace the data allowances that they have purchased from MNOs but not yet used by their own end-users. Under our uCloudlink 3.0 model, we will also enable users to share unused data allowances on our marketplace. As a result, our marketplace minimizes data wastage for the participants in the mobile data value chain and ensures optimal allocation of resources, which in turn help enrich our data procurement sources and make us a vibrant mobile data traffic sharing marketplace.

Diversified and asset-light business model with strong growth and margin

In 2018, we generated revenues of US$126.4 million, representing a 47.2% growth from US$85.8 million in 2017. Our revenue growth has been driven by strong mobile data demand due to the increasingly data-heavy mobile media content and the growing recognition of our high-quality and innovative mobile data connectivity services among users and business partners. Our average daily active terminals increased by 73.0% from 65,300 in 2017 to 113,000 in 2018, and increased by 50.5% from approximately 110,700 in the nine months ended September 30, 2018 to approximately 166,600 in the nine months ended September 30, 2019. The average daily data usage per active terminal increased from 390 megabytes in 2017 to 700 megabytes in 2018, and increased from approximately 670 megabytes in the nine months ended September 30, 2018 to approximately 1,100 megabytes in the nine months ended September 30, 2019. We believe these factors, together with our expansion into local data markets around the globe, will continue to drive the robust growth of our business and diversify our revenue streams across geographic regions. In 2018 and the nine months ended September 30, 2019, we generated 50.9% and 61.7% of our revenues, respectively, from regions outside China according to the location of the customers.

As we strategically continue to skew our revenue mix towards mobile data connectivity services, which have a low marginal unit cost, and as we continuously optimize our SIM allocation algorithm to improve our SIM utilization rate, we will enjoy attractive unit economics and returns. Our gross profit margin reached 36.5%

in 2018, an increase from 34.4% in 2017. Our gross profit margin reached 44.0% in the nine months ended September 30, 2019, an increase from 35.8% in the nine months ended September 30, 2018. In 2017, 2018 and the nine months ended September 30, 2019, our gross margin relating to our services was 39.5%, 47.9% and 59.2%, respectively. Our products and services are built on our cloud SIM architecture, which requires limited capital expenditure. Our total capital expenditures were only 7.8%, 4.1% and 1.8% of our revenues in 2017, 2018 and the nine months ended September 30, 2019, respectively, providing us with a solid foundation to generate cash flow in the future.

Experienced and visionary management team

Our company is built on new technology and an innovative business model, and we benefit from the vision and experience of our founding and senior management team. Our senior management team has an average of approximately 22 years of experience in the telecommunications industry. They have in-depth knowledge to navigate through global telecommunications industry value chain with first-hand working experience dealing with MNOs, mobile network equipment suppliers, smart hardware companies and distributors in Asia, Europe and North America. Their deep insights on telecommunication technologies, mobile data network operation and industry trend enable us to stay at the forefront of technology and business model innovation and redefine the mobile data traffic experience. Our management believes the fundamental measure of our success is the value we create for mobile data users, smartphone and smart-hardware companies, MVNOs, MNOs and the society as a whole.

Our Growth Strategies

As the world’s first and leading data traffic sharing marketplace, we have a set of user-centric strategies to grow our business and deliver the best mobile internet connectivity experience to users globally.

Strengthen our market leadership in international mobile data connectivity services for cross-border travelers

We plan to further grow our market share in international mobile data connectivity services for cross-border travelers. We will tailor our marketing strategies and develop distribution channels to further expose our products and services to cross-border travelers, for example, by partnering with more leading online travel agencies and establishing more pickup and return stations. In addition, we will develop our collaboration with MNOs and MVNOs and promote our products and services through their distribution channels. We will also conduct direct marketing and partner with strong local business partners to establish ourselves as the “go-to” service provider for international mobile data connectivity services, superior in terms of price, coverage and convenience. We will also provide more value-added services, especially cross-border travelers, such as map, translation, car reservation and itinerary planning, to attract and retain our users. We will continue to innovate and improve our hardware products and GlocalMe solutions to provide reliable support for international mobile data connectivity.

Capture the massive opportunities in local mobile data markets worldwide

According to Frost & Sullivan, revenues from local mobile data connectivity services worldwide represent approximately 35 times the revenues of international mobile data connectivity services in 2018. We are constantly seeking opportunities and advancing our hardware products and data connectivity solutions to capture the massive opportunities in local mobile data markets.

We plan to enter selected local data markets through partnerships with local companies with strong presence, such as network operators. We will focus on countries with a reasonably developed telecommunications industry and a sizable population to ensure an attractive addressable market. We will identify market pain-points such as high price for mobile data, limited coverage by certain wireless operators, and underutilized network resources. We plan to work with carefully selected local business partners to help navigate regulatory requirements and accelerate our market entry process.

Through our cloud SIM technology we are uniquely positioned to help participants in the mobile value chain monetize unused data allowances and network resources in the future. We will encourage MNOs, MVNOs and users to share local mobile data traffic allowances over our marketplace, thereby limiting their capital expenditure and operating expenses, and minimizing inefficient usage of network resources under our proposed uCloudlink 3.0 model.

Expand GlocalMe Inside to become a leading provider and create a GlocalMe Inside connection based ecosystem

Through our GlocalMe Inside solutions, we embed our cloud SIM technology into the smart terminals of third-party brands. This enables users to directly purchase local data packages on these third-party terminals. We intend to expand the implementation of GlocalMe Inside through more strategic partnerships with third-party smart device brands.

Smart device brands are seeking supplemental recurring revenue streams on top of their traditional one-off hardware sales. We have adopted revenue sharing model, profit sharing model, and one-time installation fee model for GlocalMe Inside, which allows mobile terminal brands to benefit from such recurring revenue streams on a global basis. This will increase the competitiveness of their products by offering embedded mobile data connectivity services to their users. Leveraging on GlocalMe Inside, mobile terminal brands may diversify their offerings to take part in telecommunication ecosystem.

As of the date of this prospectus, we have partnered with five handset brands globally for GlocalMe Inside implementation on a total of 11 models, resulting in a total of approximately 600,000 third-party smartphones in circulation globally that were upgraded to support GlocalMe Inside. We will continue to promote GlocalMe Inside to make it a standard configuration for mobile terminals, and create an ecosystem for users, smart device brands, network operators and applications based on GlocalMe Inside connection.

Support the global proliferation of Internet-of-thing (IoT) applications in the upcoming 5G era

IoT applications are expected to create massive revenue opportunities in the era of 5G. According to Frost & Sullivan, the global IoT market is expected to grow from approximately US$1.4 trillion in 2018 to US$2.8 trillion in 2023, representing a CAGR of 14.3%. Key requirements for the rapid adoption of reliable IoT services include universal coverage, superior throughput speed and low latency network.

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Cross-network connection. Moving objects require stable connections as they transition within and across countries. For example, logistics companies need to track their trucks and parcels precisely as they are being transported globally.

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High throughput speed. Surveillance, and the latest augmented reality (AR) and virtual reality (VR) applications, which often consume a large amount of data, require cost-effective data connectivity solution with comprehensive coverage and high throughput speed.

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Low latency. For certain IoT applications such as automated vehicles, latency in milliseconds could result in a collision. Our cloud SIM architecture can intelligently identify networks with the lowest latency to ensure the IoT applications to meet critical operational requirements.

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High network reliability. For law enforcement and public safety agencies, mobile data connectivity services with high reliability are critical for officers to stay connected and ensure real-time monitoring.

We believe our IoT modules will be able to offer the above-mentioned attributes to machines and mobile terminals at a competitive price based on our cloud SIM technology and architecture, and fully capitalize on the opportunities offered by the new 5G use cases.

Continue to innovate to pursue new monetization opportunities

We believe that our cloud SIM technology and architecture can be further monetized through new products and services. As a unique global mobile data traffic access point supported by our strong data analytics capability, we plan to further capitalize on our large user base and roll out additional value-added services such as mobile advertising. In addition, as we are uniquely positioned to collect network statistics cross mobile data networks globally, we plan to utilize the insights gained from the meta-data and analytic results to develop and offer additional value-added services, such as assisting network operators to assess and optimize their network infrastructure and deployment. As more users and business partners join our platform, we will further advance our big data analytics capabilities, and continuously improve our service quality and monetization capabilities.

We have conducted trials on the sharing model of mobile data traffic allowances using cloud SIM technology among trial users. These trials allowed us to gain initial insights on user behavior and technological requirements for mobile data traffic allowance sharing between individual users. We plan to further explore this uCloudlink 3.0 model in the future, by promoting data traffic sharing between individual users.

Promote user engagement across our products to drive adoption and recurring usage

We plan to promote cross-product engagement and long-term recurring usage. We offer bundled products to stimulate user engagement across product categories. For example, we offer bundled data packages combining mobile data connectivity and international roaming packages in order to stimulate users to utilize our services both in their home market and when traveling. We also focus on selling data connectivity solutions to lock-in customers for long-term usage and increase the likelihood for repeat purchases of our data packages. In addition, we bundle hardware terminals with data packages, which allows us to keep track of users’ purchases, identify dormant users and offer them promotions to reactivate their usage.

We plan to enhance adoption of GlocalMe Inside in third-party smart terminals. We will continue to promote the adoption of GlocalMe Inside implementation in more terminals through pre-installation or subsequent firmware update, educate users about our mobile data connectivity services and offer more promotions to stimulate usage. We plan to adopt a freemium approach for GlocalMe Inside, by offering free starter data packages via the GlocalMe apps to motivate users to experience our services and eventually convert them to customers buying data packages. We will actively promote our services in certain regions and conduct targeted marketing to bring in more users. We believe this leads to higher retention rate once the user has tested our products. Moreover, depending on the agreements between business partners of mobile terminal companies and us, our business partners may promote GlocalMe Inside as a key feature of their mobile terminals and cross-sell it with data packages. This further helps us acquire more users and improve user engagement.

Pursue strategic investment and acquisition opportunities

We intend to pursue suitable strategic partnerships, investments and acquisitions. Potential business partners may include companies that have key technologies and patents to enable us to innovate and remain competitive, as well as those with local operational experience that will help us penetrate effectively into key markets.

Evolution of Our Business

Our uCloudlink cloud SIM platform is designed for sharing mobile data connectivity services by allocating the SIM cards remotely and dynamically to users. All users can access and use the SIM card resources in our distributed SIM card pool supplied by different network operators via our platform.

The graph below shows the evolution of our business:

uCloudlink 1.0 model focuses on cross-border travelers that need mobile data connectivity services across different countries. According to Frost & Sullivan, the market size of international roaming service is US$23.3 billion in 2018 and is expected to reach US$34.8 billion in 2023. We started to conduct our business under uCloudlink 1.0 model in 2014. When a terminal connects in a foreign country or region, a local SIM card in our distributed SIM card pool will be allocated dynamically based on the terminal’s location to avoid costly roaming fees. We operate Roamingman portable Wi-Fi services in China, Malaysia and Singapore to provide global mobile data connectivity services. We also offer GlocalMe portable Wi-Fi terminals and provide our cloud SIM architecture to business partners such as MVNOs, MNOs and portable Wi-Fi terminal rental companies for them to offer global mobile data connectivity services directly to their users. Our GlocalMe Inside implementation in smartphones and other smart terminals also supports cross-border mobile data connectivity within uCloudlink 1.0 model.

uCloudlink 2.0 model aims to provide mobile data connectivity services to local users across different MNOs in a single country. We started to offer this service in 2018. According to Frost & Sullivan, the market size of local mobile data connectivity services is US$820 billion in 2018 and is expected to reach US$1,149 billion in 2023. We allocate another SIM card to a terminal when its current MNO does not have coverage in a certain location, or allocate a SIM card with cheaper data charges or better network quality when multiple MNOs offer coverage in that location. We develop GlocalMe Inside implementation for smartphones and other smart hardware products, enabling them to obtain access to our cloud SIM architecture and use our distributed SIM card pool. Users with GlocalMe Inside embedded terminals can enjoy reliable and high-speed data connectivity experience at competitive cost. We have launched the GlocalMe World Phones series, cooperated with third-party smartphone companies to implement GlocalMe Inside, and developed cloud SIM modules for smart hardware products. An MNO or MVNO may also leverage our GlocalMe products under uCloudlink 2.0 model to provide local data connectivity in areas where it does not have strong network deployment.

Under uCloudlink 3.0 model, which is in its trial stage, users may share and trade their unused data allowance through our cloud SIM architecture. We believe that our successful uCloudlink 1.0 model and fast-growing uCloudlink 2.0 model will lead us to uCloudlink 3.0 model in the near future. The data allowance from different users will be incorporated to our distributed SIM card pool in addition to those from MNOs and MVNOs. Sharing among users will further enrich the sources of our distributed SIM card pool, help eliminate data wastage and optimize network usage, and make us a vibrant data traffic sharing marketplace. We have conducted trials for the uCloudlink 3.0 model. These trials allowed us to gain initial insights on user behavior and technological requirements for mobile data traffic allowance sharing among individual users.

The graph below summarizes our business ecosystem and monetization model:

Our Cloud SIM Technology and Architecture

Relying on our cloud SIM technology and architecture, we provide users with mobile data connectivity service with reliable connectivity, high speed or competitive price. The cloud SIM technology enables compatible terminals to use local data network without changing SIM cards, whereas the cloud SIM architecture supports the operation of cloud SIM technology.

Cloud SIM Technology

We have developed our cloud SIM technology based on remote SIM connection, which means that SIM cards are not located inside the mobile terminals but remotely connected. Because SIM cards are not locally hosted on the terminals, we can easily switch the SIM card from one to another dynamically over the cloud. Cloud SIM technology requires two connections simultaneously, many chipsets in the market support our cloud

SIM technology through firmware upgrade. As of September 30, 2019, we owned 38 patents relating to the cloud SIM technology in China, Japan, United States and other countries, and had 59 pending patent applications.

The key advantages of our cloud SIM technology include:

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Availability. Users are no longer limited to one particular MNO. MNOs become suppliers of data traffic and can be easily replaced by their competitors. In addition, end users in our proposed uCloudlink 3.0 model may also become our sources of data traffic.

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Better network quality and connection. Cloud SIM technology allows dynamic selection of network services based on signal coverage and cost to achieve better network quality, more reliable connection and lower cost.

•	Security. The cloud SIM technology follows the existing telecoms technology, and presents no additional security risk.

Cloud SIM Architecture

The cloud SIM architecture mainly consists of (i) a distributed SIM card pool with data traffic purchased by us or provided by our business partners, hosted locally or remotely using SIM banks and other terminals; (ii) uCloudlink cloud SIM platform, including software and necessary infrastructures for users and business partners; and (iii) user-end terminals such as GlocalMe portable Wi-Fi terminals and smartphones, and GlocalMe Inside implementations in third-party smartphones as well as smart-hardware products. Network data supplied from the distributed SIM card pool are delivered to end terminals through uCloudlink cloud SIM platform using cloud SIM technology.

Our cloud SIM architecture allows a broad range of business partners, such as mobile terminal brands, MVNOs, MNOs, mobile Wi-Fi terminal rental companies and distribution channels, to participate in our fast-growing business. Our distributed SIM card pool includes distributed SIM banks operated by us and our business partners, contributing to a data supply network with global coverage. Our cloud SIM platform supports our business partners so that they can offer reliable services and generate revenues efficiently. The end terminals allow users to enjoy mobile data connectivity services with reliable connectivity and high speed.

The illustration below demonstrates the components of our cloud SIM architecture:

Distributed SIM Card Pool
*To be implemented in the future
Cloud SIM Platform
Cloud SIM Platform
App/Web Portal
End-Users
Mobile Wi-Fi: GlocalMe® / Partners' Brand
Smartphone: World Phone / GlocalMe® Inside Partner Devices
Stores
Tablet PC
Digital Signage
Vending Machines
Central Processing Unit
Car
Industrial Router
Industrial PDA
More
Video Surveillance
IoT Module

Distributed SIM Card Pool—Supply for Mobile Data Connectivity Services

Our distributed SIM card pool includes SIM cards purchased and managed by us, and those hosted and managed by our business partners using primarily SIM banks. It also supports data sharing by users in the future through SIM boxes and GlocalMe Inside smart phones and devices under our uCloudlink 3.0 model.

Our SIM Banks. We operate our own distributed SIM banks to host a large number of local data SIM cards, which altogether enable us to provide global mobile data connectivity services in 144 countries and regions, including those countries traditionally renowned for high roaming cost, such as the Maldives and Mauritius. With cloud SIM technology, we simply purchase and use local SIM cards locally, reducing our data cost and eliminating the need to negotiate complicated roaming terms with MNOs. See “—Mobile Data Procurement and Management.” As of September 30, 2019, we hosted over 235,500 SIM cards on SIM banks managed by ourselves and our partners.

Business Partners’ SIM Banks. Local SIM banks can also host a large number of data SIM cards, which can be physical SIM cards, e-SIM or soft SIM cards, and may be managed by our business partners directly. For example, a MNO or MVNO from whom we procure data may operate a local SIM bank and manage the data plans and SIM cards more efficiently. A portable Wi-Fi rental service business partner may purchase data locally and host these SIM cards in local SIM banks to meet its data demand within its operating region. We charge our business partners by the number of SIM cards hosted and the data volume provided through our architecture. As of September 30, 2019, the SIM cards hosted in local SIM banks and in our SIM banks on account of our business partners account for 40% of our whole distributed SIM card pool.

SIM Box and Other SIM Terminals. Under our uCloudlink 3.0 model, users will be able to sell or exchange unused data allowances via our distributed SIM card pool by using GlocalMe SIM boxes, GlocalMe Inside smartphones and other SIM terminals. GlocalMe SIM box is our cloud SIM technology solution for users who need to have multiple SIM cards standby. SIM box is designed to be placed at home instead of being carried around. Users of our SIM box can remotely connect via their smartphones to the SIM cards in the box for data connectivity, calls and text messages. We monetize GlocalMe SIM box by selling the hardware products, and will add more features and provide services through SIM box in the future.

uCloudlink Cloud SIM Platform—Dispatcher of Mobile Data Connectivity Services

Our uCloudlink cloud SIM platform is the core of our cloud SIM architecture. The cloud SIM platform manages terminal information and user accounts and intelligently allocates all the SIM cards hosted in our cloud SIM architecture. It computes detailed scores for network performance of various mobile data networks in a given location. Such integrated knowledge allows the cloud SIM platform to detect and select the best local network or most cost-efficient network available in our distributed SIM card pool for each user, and automatically connect the associated SIM card to the terminal. The cloud SIM platform further includes portals and tools for users and business partners to track and manage the mobile data connectivity service and smart terminals. We also provide open Application Programming Interface (API) to allow easy integration into business partners’ and enterprise customers’ existing management software.

Platform-as-a-Service (PaaS) . We offer our uCloudlink cloud SIM platform as PaaS to our business partners and charge associated service fees. Our SIM card allocation algorithm increases the efficiency and utilization rate of the SIM cards, allowing business partners and us to generate attractive usage economics and minimize data wastage. In addition, as SIM cards purchased by us and those hosted by various business partners are incorporated in the architecture as an integrated SIM card pool, mobile data connectivity service providers such as MNO and MVNO business partners can not only offer their own data connectivity service on our platform, but also easily obtain access to data connectivity services from other service providers.

Big Data and Advanced Algorithms. As our platform represents our users’ first entry-point to the mobile internet, we are able to obtain timely and first-hand feedback from users of our mobile data connectivity services, and gain access to a large volume of network coverage and performance related information. We develop and leverage big data analytics to enhance the accuracy of our data usage demand predictions, optimize our operations, and deliver best-in-class user experience. For example, insights into the network performance and user data traffic demand help us react to network spikes and interruptions quickly. We may provide such insights as business intelligence to our business partners in the future to optimize their network infrastructure deployment and improve the service experience of their customers and to provide more advanced value-added services, such as advertisement.

Cloud Infrastructure. We have built a robust technology infrastructure to support the delivery of mobile data connectivity solutions globally. We currently utilize third-party clouds to host our network infrastructure and cloud SIM platform servers. Cloud infrastructure allows elastic and distributed supply of computing power and bandwidths to accommodate traffic spikes, increasing the robustness of our system. When we experience elevated demand from our users, for example during summer holidays or other peak traveling seasons, we may expand our cloud SIM platform efficiently in various countries and regions to address the increased demand. In the unlikely event that our access to one of our platform server is interrupted, cloud technology allows immediate service supplement from servers in other places to fill in and provide continuous services. We also back-up our servers and data on a daily basis using cloud technology to minimize the risk of data loss, which enables instant system restoration and reliable service.

Smart Terminals—Demand for Mobile Data Connectivity Services

Terminals that are compatible with our cloud SIM technology are a vital part of our business. Empowered by our cloud SIM technology, these terminals free users from physically changing SIM cards, ready to connect to global mobile networks with reliable connectivity, high speed and competitive prices. Our cloud SIM technology enables the terminals to communicate to our cloud SIM platform the basic information regarding network selection and cloud SIM card matching, and provides the terminals with high-speed mobile data connectivity services. Terminals report information of network performance at their locations back to the cloud SIM platform so that it can dynamically improve its network allocation efficiency. Users may purchase local data packages and international data packages and manage their terminals through our GlocalMe apps.

Supported by our broad network coverage and powerful cloud SIM platform, we have introduced a range of compatible terminals, including portable Wi-Fi terminals, GlocalMe Inside embedded smartphones and other smart-hardware products such as IoT terminals. Under uCloudlink 1.0 model, most of the smart terminals are portable Wi-Fi terminals for international roaming purposes. Under uCloudlink 2.0 model, most terminals are smartphones with GlocalMe Inside implementation, through which users can enjoy both local and international mobile data connectivity services. See “—Our Products and Services.”

GlocalMe Connect and Other Apps. The GlocalMe Connect app enables seamless usage of our mobile data connectivity services on compatible third-party terminals. Our app is adopted through either pre-installation or subsequent firmware update in third-party smartphones of leading global handset brands, or offered by our business partners under the own brands. Users need to activate this app to enjoy our mobile data connectivity services. Users may easily check balance of their current data plans, renew their plans, purchase and top up other local and global data packages, maintain their accounts and obtain access to online customer support. For each country or region, users can choose from unlimited data pass in particular periods, normal data packages by data amounts, and packages for multiple countries in that region.

The illustrations below show the interface and functions of our GlocalMe Connect app:

Besides GlocalMe Connect app, we also offer GlocalMe app that can be downloaded from app stores to manage portable Wi-Fi terminals, and GlocalMe Call app to manage voice calls and text messages that are remotely hosted on SIM boxes.

Our Products and Services

Leveraging on our integral cloud SIM technology and architecture, the core of our business is to provide reliable and high-speed mobile data connectivity services at competitive prices, which we deliver through a range of hardware products and service solutions to our business partners, retail and enterprise customers. The main hardware terminals we offer include portable Wi-Fi terminals, smartphones and smart-hardware products for international and local mobile data connectivity services. We also provide business solutions using multiple types of terminals to enterprise customers, as well as other value-added services to our business partners.

Since October 2019, our cloud SIM platform is ready to support traffic from 5G networks. While MNOs globally are rolling out 5G networks and smartphone manufacturers are launching 5G-compatible models, smooth and reliable 5G experience outside of home country will not achieve in the near- to mid-term, as MNOs will probably require new 5G roaming agreements and tariff arrangements. Similarly, in local markets, 5G roaming agreements between MNOs are also required for wider 5G coverage by combining the 5G networks of multiple MNOs. Our 5G-ready cloud SIM platform offers a ready-to-use solution for MNOs and smartphone manufacturers that enables roaming-free inter-carrier 5G network access domestically and internationally.

GlocalMe Portable Wi-Fi

We launched our GlocalMe portable Wi-Fi solutions in 2014 as a signature product under uCloudlink 1.0 model. Empowered by our cloud SIM architecture, our portable Wi-Fi solutions provide high-speed network connection in 144 countries and regions without physically changing SIM cards and supports simultaneous connection for up to five end devices. As we allocate local data SIM cards in our distributed SIM card pool using our cloud SIM technology, cross-border travelers using our portable Wi-Fi solutions enjoy local mobile data connection just like local users, which is reliable and fast and at competitive rates.

Although GlocalMe portable Wi-Fi solutions are primarily targeting users with international roaming needs, they can also be used locally under uCloudlink 2.0 model. As the mobile terminals incorporating our portable Wi-Fi solutions can automatically choose the local mobile data network with best performance at the location, local users may enjoy greater mobile data coverage, more reliable network connection, and lower price, without being restricted to a particular MNO or MVNO.

We offer several models of hardware terminals incorporating our portable Wi-Fi solutions, including those with or without screens. GlocalMe hardware terminals come with GlocalMe app, through which users may purchase global data using pay-as-you-go system, or choose from various local and international data packages.

Services through “Roamingman” Brand

Roamingman is our brand of the global portable Wi-Fi service business, primarily targeting Chinese users who are traveling abroad under uCloudlink 1.0 model. Besides China, we also operate Roamingman business in Malaysia and Singapore. Empowered by our cloud SIM architecture, Roamingman provides global data connection through using our terminals. Users may obtain our portable Wi-Fi through multiple channels, including multiple Roamingman e-commerce platforms, online travel agencies such as Ctrip and Fliggy, airlines and other travel related companies. We offer flexible use periods, coverage regions and extension options to address the diverse needs from cross-border travelers. After reserving the terminals with deposits, users may pick up and return the terminals at airports, convenience stores, or via courier services.

We typically charge users a daily service fee that includes unlimited data usage in that day. The price of the daily service fee depends on the countries and regions the users plan to visit. In 2018 and the nine months ended September 30, 2019, we fulfilled about 2.6 million and 2.0 million reservations of portable Wi-Fi terminals through Roamingman brand, respectively, and accumulated a total of approximately 19.5 million and 15.0 million usage days with our terminals, respectively. In the twelve months ended September 30, 2018 and 2019, 24.3% and 25.4% of users used our Roamingman terminals more than once, respectively.

Direct Sales

We also directly sell our GlocalMe portable Wi-Fi solutions to enterprise and retail customers through online and offline channels in multiple countries and regions, such as China, Japan, Europe and the United States. Frequent cross-border travelers and enterprise customers may be better off by buying our terminals with data plans instead of short-term leasing. Our customers also include local users who seek to access more reliable and less expensive mobile data network locally following uCloudlink 2.0 model. We generate revenue by selling the solutions, including the hardware and data packages for future use. We also generate revenue when users purchase additional data package through our products. Users may purchase our terminals on online e-commerce platforms such as Amazon and T-mall, as well as through in-flight magazines on supported airlines such as Cathay Dragon.

Co-operation with Business Partners

We have collaborated with business partners to provide access to our portable Wi-Fi solutions in other countries. Our business partners for GlocalMe portable Wi-Fi solutions include MNOs, MVNOs and portable Wi-Fi rental companies. Typically, we generate revenue by selling the hardware terminals to our business partners and providing mobile data connectivity services through our cloud SIM architecture. Our uCloudlink cloud SIM platform offers customer management tools, back-end SIM card tracking and data billing system, and provides access to global mobile data networks. In addition to utilizing data traffic available on our cloud SIM platform, business partners may also procure SIM cards and host the SIM cards in our cloud SIM architecture to provide data connectivity services to their customers. As of September 30, 2019, we had approximately 280 business partners for GlocalMe portable Wi-Fi solutions in 41 countries, and we have sold approximately 647,300 terminals to our business partners.

GlocalMe Inside Implementations

We believe that reliable and high-quality connectivity is the crucial factor for mobile phones no matter how many fancy add-on features they come with. Hence, we provide GlocalMe Inside implementation solutions for smartphones so that users can enjoy reliable network experience with the mobile phone itself using the respective GlocalMe Inside app, without physically changing SIM card or carrying an external portable Wi-Fi terminal.

This was done via a series of technological collaborations between us, mobile terminal brands and major chipset brands. We enable GlocalMe Inside services in existing mobile models with supporting chipsets by simply notifying the mobile terminal users to update their firmware. Alternatively, third-party mobile phone brands can also pre-install our GlocalMe Inside solutions on their new mobile terminals, which can also become a unique selling feature of their new products. We believe by having an embedded data solution, third-party mobile terminal brands will be able to diversify their product offerings and participate in telecommunication ecosystem. As of the date of this prospectus, there are approximately 600,000 smartphones that support GlocalMe Inside, and approximately 52,850 of those had activated their GlocalMe mobile data connectivity service.

While GlocalMe Inside is capable of providing both local and international mobile data connectivity services, given the convenience that comes with an embedded data solution, GlocalMe Inside will further promote our signature implementation of uCloudlink 2.0 model, targeting high-speed seeking reliable and fast local data connectivity.

Collaboration with Mobile Terminal Business Partners

As of the date of this prospectus, we had collaborated with five mobile terminal brands. Below are our key mobile terminal brand business partners:

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We have partnered with three smartphone manufacturers in China, including TCL, to provide GlocalMe Inside implementation for certain models of their smartphones. As of the date of this prospectus, one manufacturer has launched our GlocalMe Inside implementation on two of its models, and we expect TCL and at least one more Chinese partner to launch GlocalMe Inside implementation in early 2020.

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Cherry Mobile. Cherry Mobile is one of the major mobile device brands in the Philippines. As of the date of this prospectus, Cherry Mobile has completed testing mobile devices implemented with GlocalMe Inside and currently targets to release approximately 30,000 units of the Cherry Roam model that are embedded with our cloud SIM technology. We launched our GlocalMe Inside implementation on Cherry Roam smartphones in August 2019 in the Philippines.

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Advan. Advan is one of the major mobile device brands in Indonesia. Advan has launched GlocalMe Inside on one of its smartphone models in Indonesia in July 2019, and expects to launch GlocalMe Inside on its other three smartphone models later in 2019. By the end of 2019, Advan expects GlocalMe Inside to be implemented on a total of approximately 200,000 mobile terminals.

We sell data packages to mobile terminal users through GlocalMe Inside implementation ourselves or through our mobile terminal brand business partners. We collect user payment when they purchase data packages through the pre-installed app and will pay the smartphone company a pre-determined percentage of such payments we received as commissions. The percentage depends on the nature of the collaborations and the countries where the mobile terminal users are using our mobile data connectivity services. For GlocalMe Inside implementation, we either piggyback our business partners’ sales efforts to sell their mobile terminals with our data connectivity services embedded. Alternatively, we can become distribution channels of our business partners by selling their terminals and our mobile data connectivity services. In September 2019, we began this model whereby we purchase handsets from our business partners, then implement GlobalMe Inside, and sell the handsets to wholesalers.

GlocalMe World Phone

Prior to the commercialization of GlocalMe Inside in third-party mobiles terminals, we launched GlocalMe World Phones in 2018, mobile phones that come with GlocalMe Inside implementation and allow users to easily gain access to data network options through GlocalMe Connect app, showcasing our GlocalMe Inside technology. We sell GlocalMe World Phones to selected distribution partners, such as Hong Kong Broadband Network Limited, Maya System Inc. in Japan, and a leading European car rental company.

GlocalMe World Phones can instantly connect to global and local mobile network without extra equipment or changing SIM card using our cloud SIM technology. They monitor the network performance in real time and automatically switch to the best available network locally. At the same time, GlocalMe World Phones can serve as Wi-Fi hotspot for five simultaneous connections.

We generate revenue by selling the hardware products and offering data packages for the smartphones. We sell our GlocalMe World Phones through online e-commerce platforms and offline channels.

GlocalMe Inside in other Smart Hardware

Some of other smart terminals also use smartphone chipsets and satisfy the requirements of cloud SIM technology. We provide the firmware upgrade to third parties without additional hardware cost to enable global mobile data connectivity services on these terminals, including mobile Wi-Fi, intelligent translators, industrial routers, and smart speakers.

Other Products and Services

IoT Module

In the new era of IoT, we offer IoT modules with GlocalMe Inside implementation to meet the huge demand for mobile data from various terminals, and provide integrated network solutions to our customers. IoT modules are primarily targeting enterprise customers seeking for cost-effective and reliable data connectivity with low network latency in their products, to be used locally and internationally. For example, we provide data network solutions for translation terminals. We also help logistic companies to deploy their freight trucks using IoT modules installed on the vehicles. We expect to generate revenue from IoT modules by selling hardware and data packages. As 5G becomes more available, IoT providers will be more dependent on our cloud SIM architecture and service solutions.

SIM Cards

As a complementary product under uCloudlink 1.0 model, we sell SIM cards with prepaid data packages that we procure from various sources around the world to outbound travelers who prefer the traditional method of physically changing the SIM cards in their smartphones. We expect to expand our user base and data usage through this model, and cross-sell our other products and services.

Platform-as-a-Service (PaaS) / Software-as-a-Service (SaaS)

We offer uCloudlink cloud SIM platform as a service to our business partners with a service charge. Our uCloudlink cloud SIM platform intelligently chooses best performing local network, supporting a massive number of terminals and users. PaaS targets sophisticated business partners that have their own business operation software, such as MNOs and portable Wi-Fi rental companies, to improve their cooperation with us. The cloud SIM platform includes APIs to allow easy integration into business partners’ and enterprise customers’ existing business management software.

SaaS targets business partners that do not have their own business operation software. We support full business software solutions such as customer management and billing, sales of data packages, traffic tracking and monitoring, and multiple payment methods. Leveraging on the network data we collected through our operation, we are able to provide insights to our business partners to boost their operation efficiency through advanced algorithms. Business partners may access to a dashboard through www.ucloudlink.com. We charge our business partners for service fees for SaaS provided.

Our distributed SIM card pool includes distributed SIM banks that may be operated by our business partners locally to maintain and manage their SIM cards, which will be dispatched through our cloud SIM platform. We charge our business partners service fees based on the number of SIM cards hosted in our distributed SIM card pool. Our business partners include MNOs, MVNOs, portable Wi-Fi rental companies, and smartphone and smart-hardware companies. See “—Our Cloud SIM Technology and Architecture—Cloud SIM Architecture.”

Value-Added Services

As users surf on internet through the mobile data connectivity services we provide, we are the first entrance for users and their information. Based on this advantage, we provide a number of value-added services to our business partners, such as advertisement. We collaborate with our business partners and other third-party advertisement agencies to provide advertisements on our products based on our big data analysis results. These advertisements are displayed on the screens of our portable Wi-Fi terminals, GlocalMe World Phones and our GlocalMe Connect app. We also provide other value-added services to our users, especially cross-border travelers, such as map, translation, car reservation and itinerary planning.

Mobile Data Procurement and Management

We provide mobile data connectivity services to our users, and we procure mobile data from various sources to form our distributed SIM card pool. We have aggregated mobile data traffic allowances from 273 MNOs in 144 countries and regions in our cloud SIM architecture. Data are consumed on our platform either directly by our users or indirectly through our business partners. Data consumed directly by our users increased from approximately 8,000 terabytes in 2017 to 19,100 terabytes in 2018, while data consumed through our business partners increased from approximately 1,000 terabytes in 2017 to 8,900 terabytes in 2018. Data consumed directly by our users increased from approximately 13,800 terabytes in the nine months ended September 30, 2018 to 22,200 terabytes in the nine months ended September 30, 2019, while data consumed through our business partners increased from approximately 5,700 terabytes in the nine months ended September 30, 2018 to 27,900 terabytes in the nine months ended September 30, 2019. The graph below illustrates the flow of our data traffic allowance.

Data Procurement

Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies. When we start to offer uCloudlink 3.0 model in the future, users will also become our suppliers of mobile data. We have a dedicated team of 12 data procurement personnel, as of September 30, 2019, to purchase global mobile data from various sources. Our data purchasing team covers 144 countries and regions, divided by geographic regions and languages. In the first nine months of 2019, our top ten data traffic providers supply 46.2% of our distributed SIM card pool.

We ask for quotations from MNOs and resellers in a region and specify our technical requirements to support cloud SIM technology. Negotiation with MNOs and their sales channels often lasts for up to two months. We generally use framework agreements for data procurement. We notify MNOs of our request for cloud SIM technology support and sometimes include the requirement in the agreement. See “Risk Factors—Risks Related to Our Business and Industry—We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results.”

As we have aggregated mobile data traffic allowances from 273 MNOs, we possess bargaining power during the negotiation due to competition among MNOs and sometimes offer bidding process to purchase data with better price and terms. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. We further increase our bargaining power from our algorithm on pricing and user demand prediction. We technically analyze data packages across MNOs and other data suppliers and choose the combination with lower price or better network coverage. As our service maximizes network utilization, simplifies the cooperation among MNOs, improves network coverage and service quality of MNOs and fully utilizes network capacity, especially 5G, MNOs are more willing to offer us leftover data with low price.

Our operation under uCloudlink 2.0 model involves the purchase and use of local data, and some local regulator require additional telecommunication licenses and permits. We use our best efforts to obtain the requisite licenses and permits by collaborating with or forming joint venture with local business partners who possess such licenses and permits or by applying by ourselves. For example, in May 2019, we made an investment in a licensed MVNO primarily engaged in telecommunications related business.

The procured data, especially those from sources other than MNOs themselves, are subject to testing and validation before commercially loaded in our distributed SIM card pool. This ensures that the data included in the SIM card has the volume and network performance parameters as the agreement specified.

Data Demand Projection

To ensure reliable mobile data connectivity services to our users, we have a planning team to predict mobile data demand through modeling. The model looks at seasonality, regions and countries, network performance and other features to predict users’ data demand at a specific time in a geographic area.

In the rare event where mobile data demand spikes and our normally procured data cannot fulfill that one-off demand, we have set up procedures to ensure our service quality. When the data usage reaches a threshold percentage of our distributed SIM card pool, our system will alert us. We may activate backup SIM cards, which often provide more expensive data package and do not incur cost before activation. For example, in the event that the data demand in Hong Kong spikes, we may activate a backup SIM card in Hong Kong, and if no local backup SIM card is available, activate a Thailand SIM card using daily international roaming plan, to cover data demand in Hong Kong. Based on the prediction from modeling, if we find that our data traffic is not sufficient to cover the data demand, we may utilize data traffic made available by our business partners on our platform or purchase SIM cards from MNOs. If these measure still cannot solve the demand, we will temporarily stop service for new users or suspend new data package orders. In the worst situation, we may pause service for users with low data demand.

Data Pricing Strategy

We set the prices of our mobile data packages based on prevailing market price. We also use algorithms to create our data plans by a fresh combination of the data packages in our distributed SIM card pool. This significantly enhances the efficiency of our data SIM card management and increases the margin of our data operation.

Leveraging our Business Operations Support System (BOSS), we allow users to customize the data packages they wish to purchase, and we assign tailor-made pricing to the data packages created by the users, based on their own needs and some metrics, such as the length of the data plan, the data supplier, the geographic region covered and volume of data traffic needed. We are developing additional customization features so that users may personalize and purchase data plans based on their needs. Such flexibility will enable more reasonable cost for users and increase our network operation efficiency.

Manufacturing and Supply of Components

To produce our hardware terminals that incorporate our mobile data connectivity services, we rely on our manufacturing partners. A significant portion of this manufacturing is currently performed by a small number of outsourcing partners. We have master agreements with our manufacturing partners and issue purchase orders each time, with varying prices. Before engaging a manufacturing partner, we evaluate the plant’s manufacturing capabilities, including quality control system, managing mechanism and business performance. We request the manufacturing partner to produce a small batch as testing process. We work closely with our manufacturing partners on manufacturing schedules and components management to ensure that they are able to meet their production commitments. We have an on-site quality control team to randomly test the products and oversees the working flow from components to end products.

We have a dedicated team to purchase required components to meet specified requirements of our customers. Most components essential to our business are generally available from multiple sources. However, a few components, such as chipsets, are at times subject to industry-wide shortage, significant pricing fluctuations and long supply cycles. We communicate with chipset manufacturers or their agents periodically regarding their production plans. We also apply our own monthly demand prediction for the following three months to purchase and store components.

We engage our manufacturing partners for component inventory storage as well. We do not maintain warehouses for end products as we primarily produce according to purchase orders. We also outsourced the logistics service to third-party courier companies.

Marketing and Business Development

We promote our products and services through a variety of online and offline marketing and promotional activities. We primarily market our Roamingman portable Wi-Fi service through online travel agencies such as Ctrip, as well as through offline channels. We also promote our Roamingman brand with embedded advertisement in movies to reach broader consumer market. For GlocalMe portable Wi-Fi terminals, we publish advertisement on in-flight magazines with support from airlines, for example, Cathay Dragon. For GlocalMe Inside and other services based on our cloud SIM architecture, we establish our brand recognition to reach more potential business partners by participating exhibitions in tourism, consumer electronics and telecommunications. To promote GlocalMe Inside, we provide promotional data traffic allowance from time to time to acquire new users, and we collaborate with smartphone companies that use GlocalMe Inside implementations to activate their existing users by pushing advertising messages to the handsets and conducting other targeted marketing. When holidays approach, we also promote data discount through WeChat accounts, email newsletters and short text messages.

We have a dedicated business development team in charge of the marketing of our other products and services to potential business partners and enterprise customers. We believe that sales of our reliable and high-quality products and services are enhanced by knowledgeable salespersons who can convey the value of our cloud SIM technology and demonstrate various use scenarios enabled by our products. We further believe providing direct contact with our business partners is an effective way to demonstrate the advantages of our products and providing a high-quality sales and after-sales support experience is critical to attracting new and retaining existing business partners. Most of our sales personnel previously work in notable technology companies and have years of sales experience and technological knowledge base to support their sales activities. We establish our brand recognition to reach more potential business partners by participating exhibitions in tourism, consumer electronics and telecommunications.

Customer Support

In our ongoing efforts to maintain end-user satisfaction and improve our products and services, we maintain a dedicated customer service team of 14 employees as of September 30, 2019. We offer customer support for global users in Chinese, English, Japanese and Cantonese, and we plan to offer more language support for GlocalMe Inside products. Users may contact customer support directly from GlocalMe Connect app anytime to report issues and voluntarily provide feedback on our products and services, which help us further improve our current business or develop and launch new services. We currently provide all of customer service by ourselves, but some of our customer service was outsourced in the past. Our business partners, such as MNOs, MVNOs, portable Wi-Fi terminal rental companies and smartphone companies and vendors, often employ their own customer service teams as the first line facing users. We provide additional customer service and technical support for these teams.

Our customer support team typically solves the following issues: (i) consultation on data packages and their definitions, (ii) questions regarding payment methods, and (iii) network performance glitches. For portable Wi-Fi terminals, users may mail back the broken terminal for repair and we often plan for backup terminals to cover our Roamingman services. When we receive a user complaint, our customer support team will solve according to our service policy. If the user is not satisfied, the issue will be escalated to our management team.

Research and Development

We invest significant resources in research and development to improve our technology and develop solutions supporting our cloud SIM operations. We incurred US$13.3 million, US$20.4 million and US$11.6 million of research and development expenses in 2017, 2018 and the nine months ended September 30, 2019, respectively.

We have a team of experienced engineers who are primarily based in China. We recruit most of our engineers locally and have established various recruiting and training programs to keep them abreast of the most advanced technologies. As of September 30, 2019, our technology team had a total of 364 personnel, primarily focusing on the development of cloud SIM technology and our architecture, firmware and software development, big data analysis and hardware development.

Our research and development team has been working on our uCloudlink 3.0 model, where users may trade unused data allowance through our cloud SIM architecture. The multiple trials our engineers have conducted under the uCloudlink 3.0 model allowed us to gain insights on user behavior and technological requirements for sharing of data traffic allowance among individual users.

Data Privacy and Security

We are committed to protecting information security of all users and business partners within our cloud SIM architecture. We have established and implemented a strict company-wide policy on data collection, processing and usage. We collect network performance information and other data that is related to the services we provide and use the collected data for our operations, all with users’ consent.

We build our security protocols and processes for research and development, supply chain and other aspects of our business operations. We have a security team of engineers and technicians dedicated to protecting the security of our data and our system. The mechanism of our cloud SIM technology is secure as it does not authorize third parties to modify SIM card profiles. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. In addition, we use third-party security system provided by our cloud service providers. Our security system is capable of handling malicious attacks each day to safeguard the security of our architecture and to protect the privacy of our users.

We adopt security and data privacy practices in compliance with local cyber security law and data privacy regulations in the countries and regions that we operate, including cyber security law of China, data privacy laws of Indonesia and GDPR. See “Risk Factors—Risks Related to Our Business and Industry—We are subject to complex and evolving laws and regulations regarding privacy and data protection” and “Regulations—Regulations Related to Internet Information Security and Privacy Protection.”

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of September 30, 2019, we owned 38 patents relating to the cloud SIM technology in China, Japan, United States and other countries, and had 59 pending patent applications. Our patents cover our key technologies, including cloud SIM architecture and supporting terminals, design patents, hardware antenna and hardware configuration. We also own 109 registered trademarks, including

GlocalMe, Roamingman and uCloudlink, copyrights to 31 software programs developed by us relating to various aspects of our operations, and 48 registered domain names, including www.ucloudlink.com, www.glocalme.com and www.roamingman.com.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into confidentiality and non-disclosure agreements with our employees, our suppliers and manufacturers, our business partners and others to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Related to Our Business and Industry—Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand” and “Risk Factors—Risks Related to Our Business and Industry—We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, and could limit our ability to use certain technologies in the future.”

Competition

The mobile data connectivity services industry is rapidly evolving and increasingly competitive. While we create unique values to and collaborate with MNOs and MVNOs, who are important participants on our mobile data traffic sharing marketplace, we also face competition from them. Our primary competitors under uCloudlink 1.0 model are other international roaming solution providers, including MNOs’ roaming and one-off tourist SIM card services. Our primary competitors under uCloudlink 2.0 model are MVNOs. Our cloud SIM technology also faces competition from soft SIM technology and eSIM technology. See “Industry—Overview of the Global Mobile Data Connectivity Industry and Key Trends—Major mobile data connectivity service providers.”

We believe that we are strategically positioned in global mobile data connectivity services industry and we compete with others based on the following factors: (1) strong relationships with business partners around the globe to expand our product penetration; (2) advanced cloud SIM technology and architecture that deliver high quality mobile data connectivity experience to end users; (3) innovative GlocalMe Inside solutions that bring new opportunities to the hardware terminal value chain; and (4) experience and track record of success in the telecommunications business.

Employees

We had a total of 911, 916 and 828 employees as of December 31, 2017 and 2018 and September 30, 2019, respectively. The following table sets forth the numbers of our employees categorized by function as of September 30, 2019.

Function	Number of Employees
Research and Development	364
Business Development, Sales and Marketing	358
Administration and Management	106

Total	828

Our success depends on our ability to attract, motivate, train and retain qualified personnel. The average age of our employees is below 32 and 67% of our employees have obtained bachelor’s degrees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We enter into standard labor contracts and confidentiality agreements with our employees. As required by regulations in China, we participate in various employee social insurance plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee social insurance plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. See “Risk Factors—Risks Related to Our Business and Industry—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

Facilities

We are headquartered in Hong Kong and have offices in China and a few other countries. As of September 30, 2019, we have leased office space, warehouses, server rooms and data centers in our key markets as summarized below. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Location	Space	Use	Lease Term
	(sq.m. approx.)
Hong Kong	352	Office and other premises	half a year to two years
China	9,703	Office, sales counter and warehouse	half a year to three years
Overseas	747	Office and other premises	one to two years

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have contracted with leading insurance companies and providers to obtain insurance coverage for product liability and freight transportation. In addition to providing social insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. We have maintained product liability insurance for our terminals.

Legal Proceedings

We have been involved in a series of intellectual property lawsuits against SIMO Holdings Inc., or SIMO, and its affiliates. In June 2018, HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd., two of our wholly-owned subsidiaries, were named as defendants in a complaint filed by SIMO in the United States District Court for the Southern District of New York, alleging patent infringements. The plaintiff initially alleged that our products deployed in the United States infringed its U.S. Patent No. 8,116,735 and U.S. Patent No. 9,736,689, which are referred to as the ‘735 patent and the ‘689 patent, respectively, starting from August 2018. The plaintiff subsequently dropped its allegations regarding the ‘735 patent in January 2019. In April 2019, the court granted summary judgment in favor of SIMO holding that we infringed upon the ‘689 patent and also granted summary judgment in favor of us holding that there was no pre-suit damages to the extent that SIMO is deemed to have been given actual notice of infringement as to certain of our products. In May 2019, the jury delivered a verdict which awarded SIMO compensatory damages in the amount of approximately US$2.2 million for a four-month period from August 2018 to December 2018. The jury also found that our infringement was willful, in connection with which the plaintiff sought enhanced damages in the amount of 50% of the compensatory damages.

The trial judge delivered a judgment in June 2019, approving enhanced damages in the amount of 30% of the compensatory damages. Subsequently, the parties filed various post-trial motions, and the court denied our motions for judgment as a matter of law and for a new trial as well as SIMO’s motion for request for attorney’s fees. The court also granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin us from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone that the court believes infringed upon SIMO’s patent in the United States in August 2019. In October 2019, the court amended the total damages to US$8.2 million to include pre-judgement interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019. We upgraded the allegedly infringing products by pushing a redesigned software update to the devices, which the court was tentatively of the view that they were no longer infringing, pending plaintiff’s submission of a competing expert report by November 27, 2019. We have appealed against the court ruling in the United States Court of Appeals for the Federal Circuit, and we will use an escrow account for paying the damages awarded by the trial judge, awaiting the appellate court to deliver its judgment. We did not accrue any loss contingencies as we did not consider an unfavorable outcome to be probable. In parallel, we filed an invalidity petition in form of inter partes review against the ‘689 patent in the U.S. Patent and Trademark Office and the petition was denied on September 17, 2019. We filed reexamination request in form of ex parte review on October 22, 2019. We are also making improvements to our products and services in the United States to lower the risk of patent infringement claims in the future.

In August 2018, Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd. jointly filed a complaint against our company in Guangzhou Intellectual Property Court in PRC alleging patent infringements. In the lawsuit, the plaintiffs alleged that we infringed one of their patents in the PRC, and require us to, among others, stop manufacturing and selling related terminals and pay damages up to RMB10.5 million. The first hearing of the lawsuit was held on May 13, 2019. To make us a strong case, we filed an invalidity petition against their alleged patent in Patent Reexamination Board of National Intellectual Property Administration in PRC, on July 16, 2019, the Patent Reexamination Board issued a reexamination decision which invalidates their alleged patent in entirety. The plaintiffs applied to withdraw the lawsuit, which was approved on August 14, 2019. In October 2019, Shenzhen Sibowei’ersi Technology Co., Ltd. filed a complaint against the National Intellectual Property Administration in Beijing Intellectual Property Court in PRC petitioning for the withdrawal of the foregoing reexamination decision of invalidity and reaching a new reexamination decision. The lawsuit is awaiting the court’s notice.

In August 2018, we filed a complaint in the name of HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd. against SIMO and its affiliate Skyroam Inc. in the United States District Court for the Northern District of California. We claimed that the defendants infringed and continued to infringe our U.S. Patent Nos. 9,432,066 and 9,548,780. The defendants filed answer and counterclaim alleging trade secret misappropriation. The court granted our motion to dismiss the counterclaim and dismissed the trade secret misappropriation counterclaim with prejudice on September 12, 2019. This lawsuit is currently in discovery stage.

We filed three lawsuits against Shenzhen Skyroam Technology Co., Ltd. The first one, in the Intermediate People’s Court of Shenzhen, claims patent infringement on our patent No. 104.4, and is currently suspended and awaiting to be resumed. The second one, in the People’s Court of Nanshan District of Shenzhen, claims commercial defamation infringement, for which the court hearing was held on October 21, 2019 and the final verdict is yet to be delivered. The third one, in the Intermediate People’s Court of Shenzhen, claims for patent infringement on our patent No. 366.4, and the hearing of this lawsuit will be held on March 5, 2020.

In June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint in the Intermediate People’s Court of Shenzhen alleging trade secret misappropriation against one of our employees who is a former employee of Shenzhen Skyroam Technology Co., Ltd., one of our officers and us. The plaintiff alleged that we misappropriated their trade secret by falsely obtaining, disclosing and using the trade secret regarding technology and operation of the plaintiff, and it claimed damages of approximately US$14 million and cessation of misappropriation. The court denied our motion to transfer the lawsuit from the Intermediate People’s Court of Shenzhen to the Higher People’s Court of Guangdong and we have appealed for jurisdiction objection on September 17, 2019. The court has not yet reached a verdict. Also, in June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against us in the Intermediate People’s Court of Shenzhen regarding a patent ownership dispute. The plaintiff alleged that our patent No. 011.8, invented by a former employee of our company who had previously worked with the plaintiff, is actually the technical achievement of the plaintiff, thus the patent should be owned by the plaintiff, and it claimed damages of approximately US$21,000. The exchange of evidence was held in August 2019 and we have applied to suspend the lawsuit on October 15, 2019. We further received the court’s summons on November 7, 2019 and the hearing of this lawsuit will be held on January 6, 2020. We believe the claims do not have merit and intend to defend ourselves vigorously. In the most unfavorable outcome of the two cases, we will lose our patent No. 011.8 and pay damages. In addition, in July 2019, Shenzhen Skyroam Technology Co., Ltd. filed another complaint in the Intermediate People’s Court of Shenzhen against us relating to patent ownership. The plaintiff alleged that our patent No. 104.4, invented by a former employee of our company who had previously worked with the plaintiff, is actually the technical achievement of the plaintiff, thus the patent should be owned by the plaintiff, and the plaintiff claimed damages of approximately US$21,000. We objected on jurisdictional ground on October 14, 2019 and the court has not yet had a ruling. In the most unfavorable outcome of the aforementioned three cases, we will lose patent No. 011.8 and No. 104.4 and pay damages up to US$14 million approximately.

Any of the pending lawsuits against us, or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our Business and Industry—We are involved in legal proceedings in the ordinary course of our business from time to time. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

REGULATION

This section sets forth a summary of the principal PRC and Hong Kong laws and regulations relevant to our business and operations.

PRC

Regulations Related to Foreign Investment

Company Law of the PRC

The Company Law of the PRC, which was promulgated by the SCNPC, on December 29, 1993, came into effect on July 1, 1994, and was most recently amended in 2018, provides that companies established in the PRC may either be limited liability companies or companies limited by shares. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Wholly Foreign-Owned Enterprise Law of the PRC and its implementation measures

The Wholly Foreign-Owned Enterprise Law of the PRC, which was promulgated by the National People’s Congress, or the NPC, on April 12, 1986 and was amended by the SCNPC on October 31, 2000, came into effect on the same day and was amended on September 3, 2016, together with its implementation measures, governs establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation matters and labor matters of a wholly foreign-owned enterprise.

Guidance Catalog of Industries for Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalog (2017 Edition), which was promulgated by Ministry of Commerce and the National Development and Reform Commission on June 28, 2017 and became effective on July 28, 2017, and the Provisions on Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002, classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. On June 28, 2018, the National Development and Reform Commission and the Ministry of Commerce issued the Special Management Measures (Negative List) for the Access of Foreign Investment (2018 Edition), or the Negative List (2018 Edition), which became effective on July 28, 2018. The Negative List (2018 Edition) replaces the section titled “Special Management Measures for the Access of Foreign Investment (Negative List for the Access of Foreign Investment)” in the Catalog (2017 Edition). On June 30, 2019, the Ministry of Commerce and the National Development and Reform Commission issued the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Edition), or the Negative List, and the Catalog of Industries for Encouraged Foreign Investment (2019 Edition), or the Catalog which became effective on July 30, 2019 and replace the Negative List (2018 Edition) and the section titled “Catalogue of Encouraged Foreign Investment Industries” in the Catalog (2017 Edition) respectively thereafter.

The Catalog, along with the Negative List, governs investment activities in the PRC by foreign investors. Industries not listed in the Catalog and the Negative List are generally deemed as falling into the “permitted” category, unless specifically restricted by other PRC laws and regulations. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC shareholders are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The value-added telecommunications services carried on by us in PRC falls in the restricted category, and foreign investors cannot hold over 50% of equity interests in entities providing such services.

Foreign Investment Law of the PRC

The Foreign Investment Law of the PRC was formally adopted by the Second session of the 13th NPC on March 15, 2019, which will come into effect on January 1, 2020 and, together with their implementation rules and ancillary regulations, will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-owned Enterprise Law of the PRC. The organization form and activities of foreign-invested enterprises shall be governed, among others, by the laws of the Company Law of the PRC and the Partnership Enterprise Law of the PRC. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law of the PRC is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the Negative List recently effective on July 2019 and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures, please refer to “Risk Factors—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Foreign investors’ investment, earnings and other rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, foreign invested enterprises can participate in the formulation of standards in an equal manner and can participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In carrying out business activities, foreign invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

Regulations Related to Telecommunications Service

Telecommunications Regulations of the PRC (2016 Revision)

The Telecommunications Regulations of the PRC (2016 Revision), or the Telecom Regulations, which was promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, provides a regulatory framework for telecommunications services providers in the PRC. As required by the Telecom Regulations, a commercial telecommunications service provider in the PRC shall obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its counterparts at provincial level prior to its commencement of operations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic telecommunication services or value-added telecommunications services.

Catalog of Telecommunications Business

The Catalog of Telecommunications Business, or the Telecom Catalog, which was issued as an attachment to the Telecom Regulations and updated in February 21, 2003, December 28, 2015 and June 6, 2019, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Internet access services falls within class I value-added telecommunications services. Information services provided via cable networks, mobile networks, or internet fall within class II value-added telecommunications services.

Measures on Telecommunications Business Operating Licenses (2017 Revision)

The Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, which was promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, requires that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of requisite licenses for VATS Licenses together with qualifications and procedures for obtaining such VATS Licenses. Where telecommunications services providers need to continue telecommunications business upon the expiry of their VATS Licenses, they shall file an application for renewal of their VATS Licenses to the original issuing authority 90 days in advance.

Administrative Measures on Internet Information Services (2011 Revision)

The Administrative Measures on Internet Information Services (2011 Revision), which was promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, requires that commercial internet information services providers, which mean providers of information or services to internet users with charge, shall obtain a VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within the PRC.

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the predecessor of the MIIT, the Ministry of Information Industry, or the MII, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Circular. The MII Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. Furthermore, under the MII Circular, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in the MII Circular and cure such non-compliance, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, one of our VIEs, Shenzhen uCloudlink has obtained two kinds of VATS Licenses. One is for Internet access services, which was issued by the MIIT on November 28, 2017 and will remain effective until November 28, 2022, and the other is for information services (excluding Internet information services), which was issued by the GCA on July 14, 2017 and will remain effective until January 4, 2020. We can file applications for renewal of our VATS Licenses to the original issuing authorities 90 days before the expiration dates. To the best of our knowledge, currently we are not aware of any material impediment to renew such VATS Licenses as of the date hereof.

Regulations Related to Mobile Data Traffic Service

Mobile Telecommunication Business Resale

Measures on Further Encouraging and Channeling Private Capital into Telecommunications Industry, which was promulgated and came into effect on June 27, 2012, lays down the legal landscape for the MVNOs. It prompts private capital owners to conduct businesses in eight areas of the telecommunications sector, including a mobile communication business resale pilot program. As required by the Notice on Launching the Mobile Telecommunication Business Resale Pilot Program and the its appendix Mobile Telecommunication Resale Service Pilot Scheme, or the Pilot Scheme, which were promulgated and came into effect on May 17, 2013, qualified enterprises can apply to purchase mobile telecommunication services from MNOs who own mobile network, and then re-organize these services and sell them to end-users with the approval granted by the MIIT.

Circular on Formal Commercialization for Resale of Mobile Communications, which was promulgated by the MIIT on April 28, 2018 and came into effect on May 1, 2018, private-owned enterprises, state-owned enterprises and foreign-invested enterprises which are incorporated within the PRC are able to apply for the operation of mobile telecommunications resale business. Enterprises which operate the mobile telecommunications resale business shall obtain corresponding telecommunications business operating licenses. For those enterprises which hold the approval granted by the MIIT in relation to the Pilot Scheme, they shall renew their business contracts with MNOs and apply to change such approval for a new telecommunications business operating license.

Regulations Related to Real-name Authentication

In June 2017, the PRC Cyber Security Law promulgated by the SCNPC took effect, before providing network access, domain registration services, network access formalities for fixed-line or mobile phone, or information publication services, instant messaging services and other services to users, network operators shall require users to provide their real identity information at the time of signing agreements with users or confirming the provision of services. Where users fail to provide their real identity information, the network operators shall not provide them with relevant services.

According to the Circular on the Implementation of the Provisions of the Anti-terrorism Law and other Legal Provisions to Further Implement Real Identity Information Registration of Users, telecommunication enterprises (including MNOs and MVNOs) shall further solidify and standardize relevant procedures and operations, when conducting formalities for new users to enter the network. When selling M2M Data SIM Cards, telecommunication enterprises should strictly examine and verify the purchaser, register the real name information of end users, if it is difficult to match the M2M Data SIM Cards with the end users, the telecommunication enterprises shall register the information of the responsible entities and persons, and prohibit a second sale in the agreement.

Regulations Related to Manufacture and Sell of Portable Wi-Fi terminals

Administrative Regulations for Compulsory Product Certification

According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, which has merged into the State Administration for Market Regulation, on July 3, 2009, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified, or the Compulsory Product Certification, and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogs, unified compulsory requirements, standards and compliance assessment procedures in technical specification.

Radio Transmission Equipment

The seller of radio component products in PRC is required to obtain the Radio Transmission Equipment Type Approval Certificate in accordance with the Radio Regulation of the PRC, which was promulgated by the State Council, Central Military Commission on September 11, 1993, and amended on November 11, 2016, and the Administrative Regulations on Manufacturing of Radio Transmission Equipment, promulgated by the State Radio Regulation Committee and the State Bureau of Technical Supervision on October 7, 1997. To apply for the Radio Transmission Equipment Type Approval Certificate, major technical materials illustrating its functions, and the approval test report issued by a designated test agency with regard to the equipment type within the latest six months, must be submitted. According to the Circular of the Ministry of Industry and Information Technology on Issuing the Implementing Measures for the Record-filing of Sale of Radio Transmission Equipment (for Temporary Implementation), which was promulgated by the MIIT on December 26, 2018 and took effect on March 1, 2019, sellers shall, within 10 business days from the date of selling the transmission equipment, file their identity information and information of their products with the radio management institutions at provincial level through the information platform.

Administrative Measures for the Network Access of Telecommunications Equipment

The Administrative Measures for the Network Access of Telecommunications Equipment, which was promulgated by the MIIT on May 10, 2001 and revised on September 23, 2014, provides that the state applies the network access permit system to the telecommunications terminal equipment, radio communications equipment, and equipment relating to network interconnection that is connected to public telecommunications networks. The telecommunications equipment subject to the network access permit system shall obtain the Telecommunications Equipment Network Access Permit, or the Network Access Permit, issued by the MIIT. Without the Network Access Permit, no telecommunications equipment is allowed to be connected to the public telecommunications networks for use nor sold on the domestic market. When applying for the Network Access Permit, a production enterprise shall submit a testing report issued by a telecommunications equipment testing institution or a Compulsory Product Certification. For the application for the Network Access Permit for radio transmission equipment, a Radio Transmission Equipment Type Approval Certificate issued by the MIIT shall also be submitted.

According to the First Batch Catalog of the Telecommunications Equipment subject to the License System, which was promulgated by the MII and the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, which has merged into the State Administration for Market Regulation, on January 9, 2001, network access equipment and routers are subject to the network access permit system.

We have obtained the Compulsory Product Certifications, the Radio Transmission Equipment Type Approval Certificates and the Network Access Permits for our portable Wi-Fi terminals.

Regulations Related to Internet Information Security and Privacy Protection

Decisions on Maintaining Internet Security

Internet content in China is regulated and restricted from a state security standpoint. The Decisions on Maintaining Internet Security, which was introduced and enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in China for any effort to: (1) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (2) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (3) use the Internet for the purpose of infringing on the intellectual property of any person; (4) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (5) create any pornographic website or webpage on the Internet, providing links to pornographic websites, or disseminating pornographic books and magazines, movies, audiovisual products or images. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content and require Internet service providers to take proper measures, including anti-virus, data backup and other related measures, and keep records of certain information about the users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information and keep relevant records. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Decision on Strengthening Network Information Protection

PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. In December 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the Internet. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China. Telecommunication business operators and Internet service providers are required to establish their own rules for collecting and use of users’ information and cannot collect or use users’ information without their consent. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.

Cyber Security Law of the PRC

On November 7, 2016, the SCNPC published Cyber Security Law of the PRC, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructures shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC, and their purchase of network products and services that may affect national securities shall be subject to national cyber security review.

On April 11, 2017, National Internet Information Office published Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad, or the Draft Security Assessment Notice to seek for public comments on April 11, 2017. Upon the enactment of the draft, network operators will be required to store personal information and important data gathered and produced during operations within the territory of the PRC. If for business purposes, network operators need to transmit personal information and important data overseas, a security evaluation shall be conducted accordingly.

Regulation on the Internet Security Supervision and Inspection by Public Security Organs

Pursuant to the Regulation on the Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the Ministry of Public Security on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the Internet service providers from the following aspects, among others: (i) whether the Internet service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations.

As an Internet service provider, we are subject to these laws and regulations relating to protection of internet security and protection of privacy. To comply with the above law and regulations, we have established and maintained a comprehensive data security program. See “Business—Data Privacy and Security.”

Ninth Amendment to the Criminal Law of the PRC

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015, effective on November 1, 2015, any network service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (1) any large-scale dissemination of illegal information; (2) any severe effect due to the leakage of users’ personal information; (3) any serious loss of evidence of criminal activities; or (4) other severe situations, and any individual or entity that (1) sells or provides personal information to others unlawfully or (2) illegally obtains any personal information will be subject to criminal liability in severe situations.

PRC laws and regulations do not prohibit network operators from collecting and analyzing personal information from their users, however, such laws and regulations can impose stringent requirements. As the date hereof, to the best of our knowledge, we are not aware any material noncompliance as a result of collecting and analyzing users’ personal information in our operation. The Draft Security Assessment Notice emphasizes the security evaluation requirements, any company found to be non-compliant with the obligations under the Draft Security Assessment Notice may potentially be subject to fines, administrative and/or criminal liabilities. It is still uncertain when the Draft Security Assessment Notice would be signed into law and whether the final version would have any substantial changes from this draft.

Regulations Related to Product Quality and Product Liability

Product Quality Law of the PRC

The Product Quality Law of the PRC, which was promulgated on February 22, 1993, implemented with effect from September 1, 1993, and most recently amended in 2018, aims to regulate the behaviors of producers and sellers and strengthen the control of product quality and the protection of consumers’ rights. Under the law, sellers shall establish and implement a system for inspection and acceptance of received products, verify the product quality certificates and other certificates, and take measures to maintain the quality of products on sale.

Consumer Protection Law of the PRC

The Consumer Protection Law of the PRC, which was promulgated by the SCNPC on October 31, 1993, came into effect on January 1, 1994, and was amended in 2009 and 2013, stipulates that sellers offering the following products shall be responsible for repair, replacement and return of their products, and compensate their consumers for the loss caused to them in the following circumstances, including but not limited to: (1) the products do not have the functions which are supposed to have and such facts are not made aware to consumers when making sales to them; (2) the products fail to meet the specifications shown on them or their packaging; and (3) the products are not up to the quality level indicated by product descriptions, physical samples or other ways. After sellers repair, replace products, accept returned products or compensate consumers for the losses caused to them in accordance with the foregoing provisions, they are entitled to claim for compensation against the producer or other seller providing such products when they are held liable.

Tort Liability Law of the PRC

The Tort Liability Law of the PRC, which was promulgated on December 26, 2009 and implemented on July 1, 2010, provides that the infringed persons are entitled to claim appropriate punitive compensation against sellers if the latter are aware of the defects in their products when making sale to consumers and the defective products cause death or severe personal injury to consumers.

Pursuant to the Product Quality Law of the PRC, it is prohibited to produce or sell products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. We have adopted internal polices to make sure that our portable Wi-Fi terminals meet the requisite standards before offering to our clients.

Regulations Related to Online Sales

Guiding Opinions of the Ministry of Commerce on Online Transactions (Provisional)

The Guiding Opinions of the Ministry of Commerce on Online Transactions (Provisional), which was promulgated and implemented on March 6, 2007, aims to regulate online transactions, assist and encourage participants to carry out online transactions, alert and prevent transaction risks, and provide guiding requirements on the basic principles for online transactions, the entering into of contracts by participants of online transactions, and the use of electronic signatures, online payments and advertising.

Administrative Measures for On-line Trading

The Administrative Measures for On-line Trading, which was promulgated on February 17, 2014 and implemented with effect from March 15, 2014, further specifies the relevant measures for protecting on-line consumers’ rights, especially with regard to after-sale service, privacy protection and standard contract management, diversifies the types of unjust competitions conducted by an operator through network or certain media, and clarifies the regulatory and administrative responsibilities of the industry and commerce administration bureaus at different levels.

E-commerce Law of the PRC

Pursuant to the E-Commerce Law of the PRC, which was promulgated by the SCNPC on August 31, 2018 and took effect on January 1, 2019, an e-commerce operator shall register itself as a market entity, fulfill its tax obligations pursuant to the relevant laws and obtain the administrative approvals necessary for its business operation, shall also display the information about its business license and the administrative approvals obtained for its business operation, or the links to the webpages with such information in the prominent position on its homepage, and shall expressly indicate the methods and procedures for querying, correcting and deleting its users’ information or deregistering their accounts and shall not set irrational conditions for such purposes.

In the area of online sales, we are subject to the above-mentioned regulations, because Shenzhen uCloudlink Co., Ltd and Shenzhen uCloudlink act as e-commerce operators in online platform for online transactions in relation to our portable Wi-Fi terminals.

Regulations Related to Intellectual Property Right

Patents

According to the Patent Law of the PRC (Revised in 2008) promulgated by the SCNPC, and its Implementation Rules (Revised in 2010) promulgated by the State Council, there are three types of patents, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first grant” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright and Software Products

The NPC adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. According to the Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration.

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and latest amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended on April 29, 2014. The Trademark Office under the State Administration for Market Regulation handles trademark registrations and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the first or any renewed 10-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registrations. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements should be filed with the Trademark Office or its regional offices.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on the Administration of Domain Names for the Chinese Internet, issued by the MIIT on November 5, 2004 and effective as of December 20, 2004, which was replaced by the Measures on Administration of Internet Domain Names issued by the MIIT as of November 1, 2017 and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations Related to Employment and Social Welfare

Labor Law of the PRC

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018 respectively, provides that an employer must develop and improve its internal policies and protocols to protect the rights of its workers, such as by developing and improving its labor safety and health system, stringently implementing national protocols and standards on labor safety and health, conducting labor safety and health education for workers, guarding against labor accidents and reducing occupational hazards. Labor safety and health facilities must comply with relevant national standards.

Labor Contract Law of the PRC and its implementation regulations

The Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated by the State Council and effective on September 18, 2008, regulate the relation between employers and employees and contain specific provisions involving the terms of the labor contract. Labor contracts must be made in writing and may, after reaching an agreement upon due negotiations, be for a fixed-term, an un-fixed term, or conclude upon the completion of certain work assignments. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions.

Social Insurance and Housing Fund

Enterprises in China are required by the Social Insurance Law of the PRC promulgated by the SCNPC in October 2010, which became effective in July 2011 and was amended on December 29, 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002 and amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject employers to fines and other administrative sanctions.

Regulations Related to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (1) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended in February 2017 and December 2018 respectively, and (2) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008 and amended in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they are qualified for certain exceptions.

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, promulgated by the State Administration of Taxation or the SAT, in April 2009, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident

Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provide guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

Pursuant to the Announcement of the SAT on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises which was promulgated by the SAT on October 17, 2017 and became effective on December 1, 2017 and amended on June 15, 2018, with regard to dividends, bonuses and other equity investment proceeds and interest therefrom, rentals, royalties, property transfer income and other kinds of income earned by non-resident enterprises from inside China, on which enterprise income tax shall be levied, withholding tax at source shall be applicable thereto. Entities or individuals that have direct obligations to make relevant payments to non-resident enterprises in accordance with relevant legal provisions or contracts shall be the withholding agents. The withholding agent shall, within seven days from occurrence of the withholding obligation, declare and turn over the withholding tax to the tax authorities in charge at the withholding agent’s location.

Value-Added Tax and Business Tax

According to the Provisional Regulations on Value-added Tax, which was promulgated by the PRC State Council on December 13, 1993 and most recently amended in November 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax, which were promulgated by the Ministry of Finance on December 18, 2008 and subsequently amended by the Ministry of Finance and the SAT on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC must pay value-added tax.

Since January 1, 2012, the Ministry of Finance and the SAT have implemented the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries.” According to the implementation circulars released by the Ministry of Finance and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice Regarding the Inclusion of the Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax, which was promulgated on April 29, 2014 and became effective on June 1, 2014, the entities and individuals providing telecommunications services within the territory of PRC shall pay VAT instead of business tax. According to the Notice of the Ministry of Finance and the SAT on Implementing

the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which became effective on May 1, 2016, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the PRC territory are required to pay value-added tax instead of business tax.

Individual Income Tax

According to the Individual Income Tax Law of the PRC, or the IIT Law, which was promulgated by the SCNPC on September 10, 1980 and most recently amended in August 2018, and the implementing rules of the IIT Law, which was promulgated by the State Council on January 28, 1994 and most recently amended in December 18, 2018, individuals who have a domicile in China, or individuals who do not have a domicile in China but have resided in China for an aggregate over 183 days or within a single tax year, shall be deemed as resident individuals. Income derived by resident individuals from inside and outside China shall be subject to individual income tax. Taxpayers for individual income tax shall be the income earners, and withholding agent shall be the entity or individual who pays that income. Income for personal services provided within the territory of China by taking position, employment, contract performance, etc., whether or not the place of payment is within the territory of China, shall be deemed as the income sourced within the territory of China.

According to the Law of the PRC on the Administration of Tax Collection, which was promulgated by the SCNPC on September 4, 1992 and most recently amended in April 2015, if a withholding agent fails to withhold or collect an amount of tax which should have been withheld or collected, or fails to remit taxes within the time limit as prescribed in provisions, the withholding agent may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Foreign Exchange

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign invested enterprises in the PRC include the Company Law of the PRC, the Wholly Foreign-owned Enterprise Law of the PRC and its implementation regulations, the Sino-foreign Equity Joint Venture Law of the PRC and its implementation regulations, and the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and its implementation regulations. However, after the Foreign Investment Law of the PRC takes effect on January 1, 2020, the above-mentioned laws in relation to foreign investment in China will be replaced. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On October 21, 2005, State Administration of Foreign Exchange, or SAFE, promulgated the Circular Concerning Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, which became effective on November 1, 2005, or SAFE Circular 75. The notice requires PRC domestic resident natural persons to register or file with the local SAFE branch in the following circumstances: (1) before establishing or controlling any company outside the PRC for the purpose of capital financing, (2) after contributing their assets or shares of a domestic enterprise into overseas special purpose vehicles, or raising funds overseas after such contributions, and (3) after any major change in the share capital of the special purpose vehicle without any round-trip investment being made. On July 4, 2014, SAFE promulgated the Circular Concerning Relevant Issues on the Foreign Exchange Administration of Offshore Investing and Financing and Round-Trip Investing by Domestic Residents through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. SAFE Circular 37 supersedes SAFE Circular 75 and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, in the event of the change of basic information of the registered offshore special purpose vehicle such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the change of foreign exchange registration formality for offshore investment. In addition, according the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level)”. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment to SAFE Circular 37.

On February 13, 2015, SAFE promulgated the Notice on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment effective from June 1, 2015, which eliminates the administrative approval requirement of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, it simplifies the procedure of registration of foreign exchange so that investors can register with banks rather than SAFE or its local branches to have the registration of foreign exchange under the condition of direct domestic investment and direct overseas investment. However, remedial registration applications made by PRC residents that previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, replacing the previous rules issued by SAFE in March 2007. Under this notice and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share. Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the SAT and effective from August 24, 2009, overseas listed companies and their PRC subsidiaries shall, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation of the PRC on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after the foreign debt contract is entered into. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-foreign Equity Joint Venture Enterprise, issued by SAIC on March 1, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment , if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million. Additionally, pursuant to this provision, the proportion of registered capital to the total amount of investment of sino-foreign cooperative joint venture enterprise or foreign-invested enterprises shall be implemented in accordance with these limitations set forth therein.

On January 11, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that, enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing ∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + ∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium-and long-

term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Foreign Debt Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date of this Prospectus, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Regulations Related to M&A and Overseas Listing

Regulations on M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Rules on the Merger or Acquisition of Domestic Enterprises by Foreign Investors, or M&A Rules, which was amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicles controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. While the application of the M&A Rules remains unclear, our PRC counsel, Han Kun Law Offices, has advised us that based on its understanding of current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs given that (1) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (2) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Risk Factors— Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation.”

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Hong Kong

Laws and Regulations Related to Telecommunication Services and Import and Export of Telecommunication Devices

Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), or TO, a Radio Dealers License (Unrestricted), or RD License, is required for possessing and dealing in the course of trade or business in apparatus or material for radio communications or in any component part of any such apparatus or in apparatus of any kind that generates and emits radio waves whether or not the apparatus is intended, or capable of being used, for radio communications. However, the above requirement does not apply to licensed or exempted radio communications apparatus (e.g. mobile phones, short-range walkie-talkies, cordless phones) meeting prescribed specifications. Further, under the TO, a RD License is required for importing into Hong Kong or exporting therefrom radio communications transmitting apparatus. A RD License is generally valid for a period of 12 months, and is renewable on payment of the prescribed fee, at the discretion of the Communications Authority in Hong Kong, or CA.

Generally, under the TO, an appropriate license from the CA is required for a person to operate any public telecommunications networks or services in Hong Kong. Service-based operators are licensed under Services-Based Operator License, or SBO. There are several classes of SBO.

•

A “Class 1 service” is an internal telecommunications service (a) for carrying real-time voice communications which may be integrated with other types of communications, (b) which is capable of allowing customers to make and receive calls to and from parties assigned with numbers from the numbering plan of Hong Kong, (c) to which customers are assigned with numbers from the numbering plan of Hong Kong, and (d) which is not a “Class 2 service”.

•

A “Class 2 service” is an internal telecommunications service (a) for carrying real-time voice communications which may be integrated with other types of communications, (b) which is capable of allowing customers to make and receive calls to and from parties assigned with numbers from the numbering plan of Hong Kong; (c) to which customers are assigned with numbers from the numbering plan of Hong Kong; and (d) in the provision of which –

(i)	the licensee (and where appropriate its agents, contractors and resellers) in all promotion, marketing or advertising materials concerning such service declares the service as a “Class 2 service”; or

(ii)	the licensee, in lieu of (i), complies with such conditions as may be specified by CA in a direction that may be issued by CA.

•

“Class 3 service” is a non-facility based public telecommunications service. The following are types of Class 3 service (a) external telecommunications services, (b) international value-added network services, (c) mobile virtual network operator services, (d) private payphone services, (e) public radio communications relay services, (f) security and fire alarm signals transmission services,

(g) teleconferencing services, and (h) any other services designated by CA as a “Class 3 service”, but does not include Class 1 service and Class 2 service.

•	There is also a SBO for services other than Class 1, Class 2 or Class 3 service.

A SBO is generally valid for one year and may, at the discretion of the CA, be renewed on an annual basis.

HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, our subsidiary established in Hong Kong, has obtained a RD License. The current RD License was issued by CA on May 29, 2018 and will remain effective until May 31, 2020. Currently, we are preparing an application to the CA for a SBO. Our Hong Kong counsel has advised us that there remains some uncertainty, mainly related to the determination by the relevant authority of factual circumstances of our operations, as to whether we are required to obtain the SBO license, and based on communication with the relevant authority, the latter has not reached a final determination and will further consider the issue after reviewing our application.

Laws and Regulations Related to Product Quality and Product Liability

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”)

Products sold in Hong Kong (including products sold online to customers in Hong Kong) are subject to the TDO. The TDO was most recently amended in July 2013 to expand certain existing provisions, including the prohibition of false trade descriptions in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance based enforcement mechanism. The Customs and Excise Department in Hong Kong is the principal enforcement agency for the TDO.

The TDO provides that a trade description (including fitness for purpose, performance and manufacturing details) which is false to a material degree; misleading, or likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as false trade description (section 2 of the TDO).

The TDO provides that it is an offense for any person, in the course of his/her/its trade or business, to apply a false trade description to any goods; or supply or offer to supply any goods to which a false trade description is applied. It is also an offense for any person to have in his/her/its possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied (section 7 of the TDO).

To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offense. What constitutes a material degree will vary with the facts.

Contravention of the prohibitions in the TDO is an offense, with a maximum penalty of up to HK$0.5 million and imprisonment for five years.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SGO”), Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSO”) and Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (the “CECO”)

The contracts that we enter into with our customers and are governed by the laws of Hong Kong are subject to the SGO, SSO and CECO.

The SGO provides for circumstances where certain terms will be implied in contracts of sale of goods in Hong Kong, which include, among others, implied conditions that the seller has or will have a right to sell the goods at the time when the property is to pass and that goods supplied are of merchantable quality subject to certain exceptions as stipulated in the SGO, reasonably fit for the buyer’s express or implied purposes, and correspond with the descriptions provided by the seller and any samples. The SGO also provides for circumstances where buyers may be deemed to have accepted goods and the actions that a buyer may take for a breach of contract by a seller.

The SSO implies certain terms into contracts of supply of services in Hong Kong, which include implied conditions that, (i) the supplier will carry out the services with reasonable care and skill (which generally means the services must meet the standard that a reasonable person would regard as satisfactory); (ii) the supplier will carry out the services within a reasonable time if the time of performance has not been fixed by the contract; and (iii) the party contracting with the supplier will pay a reasonable charge if the charge has not been fixed by the contract. The SSO provides that as against a party to a contract for the supply of a service who deals as a consumer, the other party cannot, by reference to any contract term, exclude or restrict any liability of his/her/its arising under the contract by virtue of the SSO.

The CECO aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise. Under the CECO, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons to exclude or restrict his/her/its liability for death or personal injury resulting from negligence. Further, in the case of other loss or damage, a person cannot so exclude or restrict his/her/its liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness regard to the circumstances which are, or ought reasonably to have been, known to or in the contemplation of the parties when the contract is made.

Laws and Regulations Related to Privacy Protection

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), covers any personal data that relates directly or indirectly to a living individual in Hong Kong, can be used to directly or indirectly ascertain the identity of that individual, and exists in a form in which access or processing is practicable. It applies to a data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes such data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data in Hong Kong (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and/or imprisonment. Any person contravening an enforcement notice shall be liable to a maximum penalty of up to HK$50,000 and imprisonment for two years.

The PDPO also criminalizes, among others, misuse or inappropriate use of personal data in direct marketing activities; non-compliance with data access request and unauthorized disclosure of personal data obtained without data user’s consent. The maximum penalty for breach under the PDPO is a fine of up to HK$1.0 million and imprisonment for up to five years.

Laws and Regulations Related to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person, whether a company or an individual, who carries on a business in Hong Kong to apply for business registration certificate from the Inland Revenue Department in Hong Kong within one month from the date of commencement of the business, and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offense, and shall be liable to a maximum penalty of up to HK$5,000 and to imprisonment for one year.

Laws and Regulations Related to Related to Tax

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), or IRO, imposes taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, carrying on any trade, profession or business in Hong Kong are chargeable to tax all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business.

Our profits arising in or derived from Hong Kong are subject to the profit tax regime under the IRO. The standard rate of profits tax for the years of assessment of 2016/2017 and 2017/2018 was 16.5%. Under the current tax regime, for the year of assessment 2018/2019 onwards the following two-tiered rates of profits tax shall apply: 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Chaohui Chen	52	Director and Chief Executive Officer
Zhiping Peng	52	Chairman of the Board of Directors
Zhigang Du	53	Director and Chief Operating Officer
Hong Ni*	47	Independent Director Appointee
Onward Choi*	48	Independent Director Appointee
Yimeng Shi	47	Chief Financial Officer
Matthias Vukovich	40	Co-Chief Financial Officer
Zhu Tan	46	Chief Strategy Officer
Wen Gao	49	Chief Sales Officer
Shubao Pei	48	Chief R&D Officer
Zhongqi Kuang	47	Chief Supply Chain Officer
Zhihui Gong	50	Chief Technology Officer

*

Each of Ms. Hong Ni and Mr. Onward Choi has accepted appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Chaohui Chen is our founder and has served as our director and chief executive officer since 2015. Prior to co-founding our company, Mr. Chen worked at Huawei from 1994 to 2013 where he served as SVP of Huawei, President of Huawei Device Company, CEO of Huawei UK & Ireland, and President of Wireless Product Line. Prior to that, Mr. Chen served as a R&D engineer in Guangdong Province Computer Co., Ltd from 1992 to 1994. Mr. Chen also serves as a director of Maya System, Inc., in which we made an equity investment. Mr. Chen received his bachelor’s degree in applied physics from National University of Defense Technology in China and master’s degree in nuclear electronics from China Institute of Atomic Energy.

Zhiping Peng is our founder and has served as chairman of our board of directors since 2015. Prior to co-founding our company, Mr. Peng worked at Huawei from 1996 to 2014, where he served as SVP of Huawei, chief procurement and supply chain officer, president of Optical Product Line, and president of Huawei Device Company. Prior to that, Mr. Peng served as a project manager at China Kejian Co., Ltd. from 1993 to 1996. Mr. Peng also serves as the chairman of the board of directors of Shenzhen Leafoo Bio-technology Co., Ltd, a company that manufactures and sells healthcare products. Mr. Peng received his bachelor’s degree in radio and automatic control and master’s degree of automatic control from Fudan University in China.

Zhigang Du is our director and has served as our chief operating officer since 2014. Prior to joining us, Mr. Du served as Vice President in charge of operations at Hytera Communications Corporation Limited from 2012 to 2014. From 2009 to 2012, Mr. Du worked as an independent consultant providing management consulting services. Prior to that, Mr. Du worked at Huawei from 1997 to 2009, where he served as Assistant President of East Africa Region, Director of Technical Service of China Region, and Deputy Director of Testing Department. Mr. Du served as Environmental Engineer and Project Manager at Lanzhou Coal Mining Design and Research Institute from 1988 to 1994. Mr. Du received his bachelor’s degree of meteorology and his master’s degree of business administration from Lanzhou University in China.

Ms. Hong Ni will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Ni is an executive director of Cogobuy Group (HKEX: 0400). Ms. Ni currently serves as an independent director of Digital China Holdings Ltd. (HKEX: 00861) and ATA Inc. (NASDAQ: ATAI). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW). In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her bachelor’s degree in applied economics and business management from Cornell University.

Mr. Onward Choi will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Choi worked at NetEase, Inc. (NASDAQ: NTES) from 2003 to 2017, where he served as the acting chief financial officer from July 2007 to June 2017, the Financial Controller from January 2005 to June 2007, and the Corporate Finance Director from November 2003 to December 2004. Prior to that, Mr. Choi worked in the Beijing office of Ernst & Young, the Hong Kong Trade Development Council and the Hong Kong office of KPMG for over ten years. Mr. Choi currently serves as an independent non-executive director and the chairman of the audit committee of Beijing Jingkelong Company Limited (HKEX: 0814), Wise Talent Information Technology Company Limited (HKEX: 6100) and Tuniu Corporation (NASDAQ: TOUR). Mr. Choi is a fellow member of the Institute of Chartered Accountants in England and Wales, the Association of Chartered Certified Accountants, the CPA Australia and the Hong Kong Institute of Certified Public Accountants. Mr. Choi holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University.

Yimeng Shi has served as our chief financial officer since 2014. Previously, Mr. Shi worked at Huawei from 2005 to 2014, where he performed finance management in Huawei UK & Ireland, Huawei North Latin America. From 2004 to 2005, Mr. Shi served as Accountant at Nortel Communication Equipment Co., Ltd. in Guangdong. Mr. Shi also serves as a director of Maya System, Inc., in which we made an equity investment. Mr. Shi received his master’s degree of law from Jinan University in Guangzhou, China. He also received his bachelor’s degree of Business Study in Accountancy from University of Massey in New Zealand.

Matthias Vukovich has served as our co-chief financial officer since April 2019. Prior to joining us, he worked as Executive Director in Morgan Stanley’s Investment Banking division from 2007 to 2019. During his 12 years at Morgan Stanley, Mr. Vukovich worked in the Investment Banks’ Tokyo, London and Hong Kong Media & Communication coverage teams, where he was involved in various M&A and financing transactions with a special focus on the telecommunications services and infrastructure space. Before joining Morgan Stanley, Mr. Vukovich worked for the Japanese wireless operator NTT DOCOMO for five years, where he gained experience in the corporate sales and in international business development divisions. Mr. Vukovich holds a M.A. in Business Administration from the Vienna University of Economics and a BA in Japanese Studies from Vienna University.

Zhu Tan has served as our chief strategy officer since 2015. Prior to joining us, Mr. Tan worked at Huawei from 1997 to 2012, where he served as chief strategy officer of Wireless Product Line, Director of GSM/3G/4G Product Management in Wireless Product Line, and Director of Huawei Europe Wireless Marketing. Mr. Tan received his bachelor’s degree in physics from Wuhan University in China and master’s degree in radio electronics from Sun Yat-Sen University in China.

Wen Gao has served as our chief sales officer since 2014. Prior to joining us, Mr. Gao worked at Huawei from 2007 to 2011, where he served as the Director of Software Platform Department in Huawei Device Company. Prior to that, Mr. Gao worked as software R&D engineer and manager in several technology companies in Shenzhen, China from 1995 to 2007. Mr. Gao received his bachelor’s degree and master’s degree in computer application from Wuhan Surveying and Mapping University of Science and Technology in China, which was later merged into Wuhan University.

Shubao Pei has served as our chief R&D officer since 2014. Prior to joining the company, Mr. Pei worked at Huawei from 1997 to 2014, where he served as the Director of New Product Introduction in Supply Chain, Director of OSS and Service Development Department. Mr. Pei received his bachelor’s degree in computer engineering and his master’s degree in mechanical engineering, both from Xi’an Jiaotong University in China.

Zhongqi Kuang has served as our chief supply chain officer since 2014. Prior to joining the company, Mr. Kuang served as the Vice General Manger of Shenzhen Ke Li Lai Technology Co., Ltd. from 2010 to 2013. Before that, he was the Vice General Manager of Shanghai Tian Xi Jia Fu Technology Co., Ltd from 2008 to 2009. Prior to that, he served as the General Manager in Hong Kong Yao Sheng Technology Co., Ltd from 2006 to 2008. Mr. Kuang received his bachelor’s degree of physics from Guizhou Normal University in China.

Zhihui Gong has served as our chief technology officer since 2015. Prior to joining us, Mr. Gong worked at Shenzhen Liming Network Co., Ltd from 1997 to 2015, performing IT planning, architecture, top design of enterprise system and cloud service platform, software development management, company’s technology management and planning. Mr. Gong received his doctor’s degree from Huazhong University of Science and Technology in China.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Stock Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Onward Choi, Ms. Hong Ni and Mr. Zhigang Du. Mr. Onward Choi will be the chairman of our audit committee. We have determined that Mr. Onward Choi and Ms. Hong Ni satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Onward Choi qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. Zhiping Peng, Mr. Onward Choi and Ms. Hong Ni. Mr. Zhiping Peng will be the chairman of our compensation committee. We have determined that Mr. Onward Choi and Ms. Hong Ni satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Ms. Hong Ni, Mr. Onward Choi and Mr. Chaohui Chen. Ms. Hong Ni will be the chairperson of our nominating and corporate governance committee. Ms. Hong Ni and Mr. Onward Choi satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstance. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, if the officer is informed by us of the cause and such cause remains uncured at the end of a period of 10 business days to cure, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material breach of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

In 2018, we paid an aggregate of US$1.4 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Amended and Restated 2018 Stock Option Scheme

In December 2018, our shareholders and board of directors approved the 2018 Stock Option Scheme to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme, or 2018 Plan, which amends and restates the previously adopted 2018 Stock Option Scheme, pursuant to which we may grant awards to our directors, officers and employees. The maximum aggregate number of ordinary shares that may be issued under 2018 Plan is 40,147,720 ordinary shares. As of the date of this prospectus, options to purchase a total of 17,437,720 ordinary shares are outstanding under the 2018 Plan.

The following paragraphs summarize the principal terms of the 2018 Plan.

Type of Awards. The 2018 Plan permits the awards of options.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2018 Plan. The plan administrator will determine the participants to receive awards, the number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, officers and employees.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is six years from the date that the granted options are exercisable.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than certain entities or persons related to the participant without the prior written approval of the plan administrator at its sole and absolute discretion.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of 15 years from the date of effectiveness of the 2018 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2018 Plan in accordance with the 2018 Plan and our articles of association.

2019 Share Incentive Plan

In July 2019, our shareholders and board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. The 2019 Plan will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards will initially be 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of the date of this prospectus, no award has been granted under the 2019 Plan.

The following paragraphs describe the principal terms of the 2019 Plan.

Type of Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share units, or any other type of awards that the committee approves.

Plan Administration. Our board of directors or a committee designated by the board of directors will act as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2019 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of 15 years. Our board of directors has the authority to amend or terminate the 2019 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chaohui Chen	—	—	—	—
Zhiping Peng	—	—	—	—
Zhigang Du	*	0.81	December 31, 2018	December 31, 2028
Hong Ni	—	—	—	—
Onward Choi	—	—	—	—
Yimeng Shi	*	0.50	December 31, 2018	December 31, 2028
Matthias Vukovich	*	0.81	August 6, 2019	August 6, 2034
Zhu Tan	—	—	—	—
Wen Gao	—	—	—	—
Shubao Pei	*	0.81	December 31, 2018	December 31, 2028
Zhongqi Kuang	—	—	—	—
Zhihui Gong	*	0.50	December 31, 2018	December 31, 2028
All directors and executive officers as a group	3,179,420	0.50 to 0.81	December 31, 2018- August 6, 2019	December 31, 2028- August 6, 2034

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

As of the date of this prospectus, our employees other than our directors and executive officers as a group held options to purchase 14,258,300 ordinary shares, with exercise prices ranging from US$0.50 per share to US$0.81 per share.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 261,451,900 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and             Class A ordinary shares outstanding immediately after the completion of this offering, including (i)             Class A ordinary shares to be sold by us in this offering in the form of ADSs, and (ii) 122,072,980 Class B ordinary shares redesignated and converted from our issued and outstanding ordinary shares and preferred shares, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned Immediately After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power***
	Number	%	Number	Number	Number	%	%
Directors and Executive Officers**:
Chaohui Chen(1)	64,826,120	24.8	3,479,560	61,346,560	64,826,120
Zhiping Peng(2)	60,726,420	23.2	—	60,726,420	60,726,420
Zhigang Du(3)	3,170,620	1.2	3,170,620	—	3,170,620
Hong Ni†(4)	—	—	—	—	—	—	—
Onward Choi†(5)	—	—	—	—	—	—	—
Yimeng Shi	*	*	*	—	*
Matthias Vukovich	—	—	—	—	—	—	—
Zhu Tan(6)	8,719,200	3.3	8,719,200	—	8,719,200
Wen Gao(7)	11,889,820	4.5	11,889,820	—	11,889,820
Shubao Pei(8)	3,170,620	1.2	3,170,620	—	3,170,620
Zhongqi Kuang(9)	3,170,620	1.2	3,170,620	—	3,170,620
Zhihui Gong	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	156,258,760	59.8	34,185,780	122,072,980	156,258,760
Principal Shareholders:
MediaPlay Limited(1)	61,346,560	23.5	—	61,346,560	61,346,560
AlphaGo Robot Limited(2)	60,726,420	23.2	—	60,726,420	60,726,420
Entities Affiliated with Haitong(10)	35,004,220	13.4	35,004,220	—	35,004,220
Beijing Cash Capital Venture Partners(11)	26,309,700	10.1	26,309,700	—	26,309,700

*	Less than 1% of our total outstanding shares.
**	Except as indicated otherwise, the business address of our directors and executive officers is Room 2118-2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.
***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†

Each of Ms. Hong Ni and Mr. Onward Choi has accepted appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents (i) 61,346,560 ordinary shares held by MediaPlay Limited, a British Virgin Islands company and (ii) 3,479,560 ordinary shares beneficially owned by certain of our current and former employees. MediaPlay Limited is wholly owned by Mr. Chaohui Chen. The registered address of MediaPlay Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by MediaPlay Limited will be re-designated as Class B ordinary shares immediately prior to the completion of this offering. The abovementioned certain current and former employees have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. All the ordinary shares beneficially owned by those current and former employees will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. In addition, our employees who hold share incentive awards under our share incentive plans, except those who signed the voting agreement, have granted an irrevocable voting proxy for the shares issuable to them pursuant to the awards to Mr. Chaohui Chen.

(2)

Represents 60,726,420 ordinary shares held by AlphaGo Robot Limited, a British Virgin Islands company. AlphaGo Robot Limited is wholly owned by Mr. Zhiping Peng. The registered address of AlphaGo Robot Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by AlphaGo Robot Limited will be re-designated as Class B ordinary shares immediately prior to the completion of this offering. Two of our beneficial owners have granted an irrevocable voting proxy for 7,031,500 ordinary shares beneficially owned by them to, and appointed as lawful attorney-in-fact Mr. Zhiping Peng, effective upon the completion of this offering.

(3)

Represents 3,170,620 ordinary shares held by Elite Magic Cosmos Limited, a British Virgin Islands company. Elite Magic Cosmos Limited is wholly owned by Mr. Zhigang Du. The registered address of Elite Magic Cosmos Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All the ordinary shares held by Elite Magic Cosmos Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(4)	The business address of Ms. Hong Ni is Houser 17B, Shouson Peak, 9-19 Shouson Hill Road, Deep Water Bay, Hong Kong.
(5)	The business address of Mr. Onward Choi is 10/F, 37 Java Road, North Point, Hong Kong.
(6)

Represents 8,719,200 ordinary shares held by Chicken Chic Limited, a British Virgin Islands company. Chicken Chic Limited is wholly owned by Mr. Zhu Tan. The registered address of Chicken Chic Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All the ordinary shares held by Chicken Chic Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 11,889,820 ordinary shares held by Talent Wits Limited, a British Virgin Islands company. Talent Wits Limited is wholly owned by Mr. Wen Gao. The registered address of Talent Wits Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by Talent Wits Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(8)

Represents 3,170,620 ordinary shares held by Fair Technology Limited, a British Virgin Islands company. Fair Technology Limited is wholly owned by Mr. Shubao Pei. The registered address of Fair Technology Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All the ordinary shares held by Fair Technology Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(9)

Represents 3,170,620 ordinary shares held by Fairy Mind Limited, a British Virgin Islands company. Fairy Mind Limited is wholly owned by Mr. Zhongqi Kuang. The registered address of Fairy Mind Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All the ordinary shares held by Fairy Mind Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(10)

Represents (i) 27,758,780 ordinary shares held by Haitong Global Investment SPC III (acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.), a Cayman Islands exempted segregated portfolio company with limited liability and (ii) 7,245,440 ordinary shares held by Haitong Global Investment SPC III (acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.). The investment manager of Haitong Global Investment SPC III is Haitong International Asset Management (HK) Limited. Dr. Jianxin Yang is the executive director of Haitong International Asset Management (HK) Limited. The registered office of Haitong Global Investment SPC III is at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands. All the ordinary shares held by Haitong Global Investment SPC III will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(11)

Represents 24,392,000 series A preferred shares and 1,917,700 ordinary shares held by Beijing Cash Capital Venture Partners, a PRC limited liability partnership. The general partner of Beijing Cash Capital Venture Partners is Beijing Cash Capital Asset Management Co., Ltd. The members of the investment committee of Beijing Cash Capital Asset Management Co., Ltd. are Qi Wang, Ge Wang, and Hongwu Chen. The registered address of Beijing Cash Capital Venture Partners is No. 710-84, Floor 6, No. 8 Haidian North Two Street, Haidian District, Beijing, People’s Republic of China. All the preferred shares held by Beijing Cash Capital Venture Partners will be automatically converted to and re-designated as Class A ordinary shares immediately prior to the completion of this offering. All the ordinary shares held by Beijing Cash Capital Venture Partners will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.

In July 2019, our founders and certain other members of management and beneficial owners of our company, including Chaohui Chen, Zhiping Peng, Wen Gao, Zhu Tan, Zhigang Du, Zhongqi Kuang, Shubao Pei, Xuesong Ren and Yimeng Shi, entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. In the case of a tie, the parties to the voting agreement will vote again, and they will abide by the decision of which more than 60% of the number of parties vote in favor. The voting agreement will be terminated (i) with respect to all parties thereto, upon consent of all parties, or (ii) with respect to any party thereto, upon the time he beneficially owns less than 0.1% of the total issued and outstanding ordinary shares of our company.

As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Transactions with our founders and a Related Entity

Loan from our founders. In June 2014, we borrowed approximately US$222 thousand from each of Mr. Chaohui Chen, our founder, director, chief executive officer and shareholder, and Mr. Zhiping Peng, our founder, chairman of our board of directors and shareholder, to fund our operations. The loan was unsecured, repayable on demand and with interest rate of 8%, and was repaid in full in 2017. In 2017, we paid the principal amount of US$222 thousand and the interest of US$50 thousand to each of the founders.

Transactions with Maya. In October 2018, we made an equity investment in a privately-held company, Maya System, Inc., or Maya, which provides cloud SIM related services in Japan, including sale of products and maintenance. We have significant influence over Maya. In 2018 and nine months ended September 30, 2019, we recognized US$3.6 million and US$2.1 million of revenue from provision of data connectivity services and sales of terminals and other services and products to Maya, respectively. As of December 31, 2018 and September 30, 2019, we owed US$3.0 million and US$1.3 million, respectively, to Maya, consisting of deposits and advances. As of September 30, 2019, we have amount due from Maya of US$0.2 million.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Amended and Restated 2018 Stock Option Scheme” and “Management—2019 Share Incentive Plan.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended from time to time, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising of 971,000,000 ordinary shares of par value of US$0.00005 each and 29,000,000 series A preferred shares of par value of US$0.00005 each. As of the date of this prospectus, we have 261,451,900 shares issued and outstanding, comprised of 232,451,900 ordinary shares and 29,000,000 Series A preferred shares.

Immediately prior to the completion of this offering, our authorized share capital will be US$100,000 divided into 2,000,000,000 shares comprising of (i) 1,700,000,000 Class A ordinary shares of a par value of US$0.00005 each, (ii) 200,000,000 Class B ordinary shares of a par value of US$0.00005 each, and (iii) 100,000,000 shares of a par value of US$0.00005 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association. Immediately prior to the completion of this offering, (i) 122,072,980 of ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng will be redesignated into Class B ordinary shares on a one-for-one basis, (ii) all of the remaining ordinary shares will be redesignated into Class A ordinary shares on a one-for-one basis, and (iii) all of the remaining issued and outstanding preferred shares will be automatically converted and redesignated into Class A ordinary shares on a one-for-one basis.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted a sixth amended and restated memorandum and articles of association, which will become effective and replace our current fifth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to 15 votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not an affiliate of our two founders, namely, Mr. Chaohui Chen and Mr. Zhiping Peng, their family members or any entity controlled by the founders or their family members, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person other than an affiliate of our two founders, namely, Mr. Chaohui Chen and Mr. Zhiping Peng, their family members or any entity controlled by the founders or their family members, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. Our post-offering memorandum and articles of association provides that our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting, or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors, the chief executive officer or by our directors (acting by a resolution of our board). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) more than 50% of all votes attaching to all of our shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies

Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum of association authorizes our board of directors to issue additional shares (including series of preferred shares) from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

•	an act which is illegal or ultra vires and is therefore incapable of ratification by the shareholders;

•	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders. A director’s office shall be vacated if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of all the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Share Split

In May 2019, we effected a 20-for-1 share split whereby each of our issued and unissued share with a par value of US$0.001 each was sub-divided into 20 shares with a par value of US$0.00005 each, such that our authorized share capital became US$50,000 divided into 971,000,000 ordinary shares of a par value of US$0.00005 each and 29,000,000 series A preferred shares with a par value of US$0.00005 each. The share split has been retroactively reflected for all periods presented in this prospectus.

Ordinary Shares

On September 22, 2016, we entered into a share purchase agreement with Wealth Plus Investments Limited and Shenzhen Hainei Lirong Technology Investment Fund Partnership to issue 4,251,300 ordinary shares to each of them and for a consideration of approximately US$5.0 million each. The consideration was received in September 2016, and the shares were issued on March 2, 2017.

On June 19, 2017 and March 22, 2018 we issued 4,315,080 and 31,665,280 shares to Fairy Mind Limited. These ordinary shares were held for the benefit of the employees who were to be awarded under future equity incentive plans. All these shares were forfeited and cancelled on December 31, 2018.

On August 28, 2018, we issued 27,758,780 ordinary shares to Haitong Global Investment SPC III (acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.) upon the automatic conversion of our convertible bonds it held.

On August 28, 2018, we issued 7,245,440 ordinary shares to Haitong Global Investment SPC III (acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.) upon the automatic conversion of our convertible bonds it held.

Convertible Bonds

On April 21, 2017 and May 31, 2017, we issued convertible bonds with face value of US$55.0 million and US$15.0 million respectively to Haitong Momentum Investment Fund I S.P. and Haitong-Harvest Global Technology Fund S.P. The bonds were converted into our ordinary shares on August 28, 2018.

Warrants

On November 6, 2018, we issued warrants to Innoven Capital China Pte. Ltd., a third-party investor, pursuant to which the investor has the right to subscribe, up to RMB5.0 million worth of equity securities of our company, to be issued in our equity financing prior to our initial public offering, at an exercise price equal to the per share issuance price of the equity securities in the relevant round of equity financing. The warrants will expire upon the earlier of (i) the fifth anniversary of the date of issuance, which is November 6, 2023, and (ii) the date when we submit the application for an initial public offering. If the warrants expire because we submit the application for the initial public offering prior to November 6, 2023, or we have not done any equity financing prior to November 6, 2023, we will be obligated to pay to the investor 25% of the exercise price of the outstanding warrants.

Grants of Options

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—Amended and Restated 2018 Stock Option Scheme.”

Shareholders Agreement

We entered into our third amended and restated shareholders agreement on April 21, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to holders of registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) January 1, 2017, or (ii) the date that is 12 months after the closing of this offering, holders of at least 50% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. At least 20% (or any lesser percentage in certain situations) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 60 days for registration on Form F-3 (90 days for registration other than on Form F-3) after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted so long as certain condition is met.

Piggyback Registration Rights. If we propose to register for our own account any of our equity securities, or for the account of any holder (other than certain holders) of equity securities any of such holder’s equity securities, in connection with public offering of such securities (except for exempt transactions), we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within 15 days after delivery of such notice, we shall use our best efforts to include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the registration rights.

Termination of Registration Rights. Our shareholders’ registration rights will terminate on the earlier of (i) the date that is five years after the date of closing of this offering, or (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent              Class A ordinary shares (or a right to receive              Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, please refer to “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders or as described in the following sentence. If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date and we confirm to the depositary that: (i) we wish to receive a proxy to vote uninstructed shares; (ii) we reasonably do not know of any substantial shareholder opposition to the proxy item(s); and (iii) the proxy item(s) is not materially adverse to the interests of shareholders, then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by the ADSs as to the proxy item(s). If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs shares on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the

ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, be agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing approximately         % of our outstanding Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or the ADSs or securities that are substantially similar to our ordinary shares or the ADSs, including but not limited to any options or warrants to purchase our ordinary shares, the ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors, executive officers and all of our existing shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, the ADSs and securities that are substantially similar to our ordinary shares or the ADSs. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering. In addition, our officers and directors that are our existing shareholders have also agreed with us, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of one year after the date of this prospectus.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, including ordinary shares represented by ADSs, which immediately after the completion of this offering will equal              Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, Hong Kong, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to Hong Kong tax law, it is the opinion of Guantao & Chow Solicitors and Notaries, our Hong Kong counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

Hong Kong profits tax is chargeable on every person, including corporations, carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets). However, profits arising from the sale of capital assets are not subject to Hong Kong profit tax. Whether (i) an activity amounted to trade, profession or business; (ii) an asset is capital in nature or revenue in naturel; and/or (iii) profits are arising in or derived from Hong Kong are questions of fact. Under the current Hong Kong Inland Revenue Ordinance, Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million.

In addition, if the transfer of a share is required to be registered in a share register in Hong Kong, or Hong Kong Share, stamp duty will be payable by the person(s) who effects any sale or purchase of such Hong Kong Share. The stamp duty in relation to transfer of Hong Kong Share is currently charged at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the shares transferred on each of the seller and purchaser. In other words, a total of 0.2% of the consideration for, or (if greater) the value of, the shares transferred is currently payable on a typical sale and purchase transaction of Hong Kong Share. In addition, the instrument of transfer (if required) will be subject to a flat rate of stamp duty of $5.00.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that UCLOUDLINK GROUP INC. is not a PRC resident enterprise for PRC tax purposes. UCLOUDLINK GROUP INC. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that UCLOUDLINK GROUP INC. meets all of the conditions above. UCLOUDLINK GROUP INC. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that UCLOUDLINK GROUP INC. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of UCLOUDLINK GROUP INC. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that UCLOUDLINK GROUP INC. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, UCLOUDLINK GROUP INC., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring PRC taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC resident enterprise which directly owns such PRC taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company and re-characterize the transaction as a direct transfer of underlying PRC assets if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs or ordinary shares in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

•

persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the market price of the ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “TAXATION—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “TAXATION—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that the ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Global Market. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. Morgan Stanley & Co. LLC, Jefferies LLC, AMTD Global Markets Limited, BNP Paribas Securities Corp. and Nomura Securities International, Inc. are the representatives of the underwriters.

Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
Jefferies LLC
AMTD Global Markets Limited
BNP Paribas Securities Corp.
Nomura Securities International, Inc.
Needham & Company, LLC
Maxim Group LLC
Total

The underwriters are committed to taking and paying for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option, exercisable for 30 days from the date of this prospectus, to buy up to an additional              ADSs from the company to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional ADSs.

Paid by Us

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. AMTD Global Markets Limited is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ADSs within the United States or to any U.S. persons.

We, our directors, executive officers and all of our existing shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied for the listing of the ADSs on the Nasdaq Global Market under the symbol “UCL.”

In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and the underwriters and their respective affiliates may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

The address of Morgan Stanley & Co. LLC is 1585 Broadway New York, New York 10036, United States. The address of Jefferies LLC is 520 Madison Avenue, New York, NY 10022, United States. The address of AMTD Global Markets Limited is 23/F-25/F Nexxus Building, 41 Connaught Road Central, Hong Kong. The address of BNP Paribas Securities Corp. is 787 7th Ave, New York, New York 10019, United States. The address of Nomura Securities International, Inc. is Worldwide Plaza 309 West 49th Street, New York, New York 10019. The address of Needham & Company, LLC is 250 Park Avenue, New York, New York 10177. The address of Maxim Group LLC is 405 Lexington Avenue, New York, New York 10174.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b) you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive

Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Nasdaq Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Jingtian & Gongcheng. Certain legal matters as to Hong Kong law will be passed upon for us by Guantao & Chow Solicitors and Notaries. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

UCLOUDLINK GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UCLOUDLINK GROUP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UCLOUDLINK GROUP INC. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit) equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

May 24, 2019

We have served as the Company’s auditor since 2017.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of US$, except for number of shares and per share data)		Years ended December 31,
	Note	2017	2018
Revenues	5	85,845	126,399
Revenues from services		67,142	88,448
Sales of products		18,703	37,951
Cost of revenues		(56,313)	(80,244)
Cost of services		(40,621)	(46,074)
Cost of products sold		(15,692)	(34,170)

Gross profit		29,532	46,155
Research and development expenses		(13,255)	(20,401)
Sales and marketing expenses		(17,673)	(29,658)
General and administrative expenses		(16,186)	(19,919)
Other income, net	6	1,447	658

Loss from operations		(16,135)	(23,165)
Interest income		174	435
Interest expense		(3,299)	(3,385)

Loss before income tax		(19,260)	(26,115)
Income tax expenses	7	—	—
Share of loss in equity method investment, net of tax		—	(442)

Net loss		(19,260)	(26,557)
Accretion of Series A-2 ordinary shares and Series A Preferred Shares	9	(3,121)	(2,209)
Allocation to Series A-2 ordinary shares		1,431	—

Net loss attributable to ordinary shareholders of the Company		(20,950)	(28,766)

Net loss		(19,260)	(26,557)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment		(91)	537

Total comprehensive loss		(19,351)	(26,020)

Net loss per share attributable to ordinary shareholders of the Company
Basic and diluted		(0.17)	(0.16)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted		124,473,486	185,370,982

The accompanying notes form an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2017	2018	2018 Pro forma (Unaudited) (Note 29)
Assets
Current assets:
Cash and cash equivalents	12	49,102	36,464	36,464
Restricted cash	13	7,704	163	163
Accounts receivable, net	14	13,676	16,631	16,631
Inventories	15	4,986	12,020	12,020
Prepayments and other current assets	16	8,086	10,423	10,423

Total current assets		83,554	75,701	75,701

Non-current assets:
Property and equipment, net	18	5,615	4,188	4,188
Intangible assets, net	19	156	616	616

Total non-current assets		5,771	4,804	4,804

Total assets		89,325	80,505	80,505

Liabilities
Current liabilities:
Short term borrowings	21	768	3,365	3,365
Accrued expenses and other liabilities (including US$11,948 thousands and US$9,818 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	20	15,849	18,755	18,755
Accounts payables (including US$8,575 thousands and US$4,964 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	20	10,286	12,673	12,673
Amounts due to related parties		—	2,970	2,970
Contract liabilities (including US$1,093 thousands and US$1,930 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)		2,542	3,940	3,940

Total current liabilities		29,445	41,703	41,703

Non-current liabilities:
Convertible bonds	22	70,254	—	—
Long term borrowing	23	—	1,766	1,766

Total non-current liabilities		70,254	1,766	1,766

Total liabilities		99,699	43,469	43,469

Commitments and contingencies	25
Mezzanine equity
Series A redeemable convertible preferred shares (“Series A Preferred Shares”) (US$0.00005 par value; 29,000,000 shares authorized, and 29,000,000 shares issued and outstanding as of December 31, 2017 and 2018)	9	18,228	20,437	—

Total mezzanine equity		18,228	20,437	—

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2017	2018	2018 Pro forma (Unaudited) (Note 29)
Shareholders’ (deficit) equity
Ordinary shares (US$0.00005 par value; 971,000,000 shares authorized; and 197,447,680 and 232,451,900 shares issued as of December 31, 2017 and 2018, respectively; 149,318,791 and 228,749,678 shares outstanding as of December 31, 2017 and 2018, respectively, 135,676,698 Class A and 122,072,980 Class B shares outstanding as of December 31, 2018 on a pro forma basis)	8,10	7	11	12
Additional paid-in capital		49,972	121,189	141,794
Treasury shares (US$0.00005 par value; 24,315,080 shares as of December 31, 2017 and nil shares as of December 31, 2018)	8	—	—	—
Accumulated other comprehensive income		137	674	674
Accumulated losses		(78,718)	(105,275)	(105,444)

Total shareholders’ (deficit) equity		(28,602)	16,599	37,036

Total liabilities, mezzanine equity and shareholders’ (deficit) equity		89,325	80,505	80,505

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Ordinary shares		Additional paid-in capital	Treasury shares		Cumulative translation adjustments	Accumulated losses	Total deficit
	Shares	Amount		Shares	Amount
Balance as of January 1, 2017	105,019,664	5	44,314	20,000,000	—	228	(59,458)	(14,911)
Foreign currency translation adjustment	—	—	—	—	—	(91)	—	(91)
Net loss for the year	—	—	—	—	—	—	(19,260)	(19,260)
Issuance of ordinary shares held as treasury shares	—	—	—	4,315,080	—	—	—	—
Vesting of Restricted Shares held by certain senior management	44,426,667	2	5,578	—	—	—	—	5,580
Repurchase and cancellation of ordinary shares	(8,630,140)	—	(8,299)	—	—	—	—	(8,299)
Accretion of Series A Preferred Shares	—	—	(1,921)	—	—	—	—	(1,921)
Accretion of Series A-2 ordinary shares	—	—	(1,200)	—	—	—	—	(1,200)
Expiration of redemption right of Series A-2 ordinary shares	8,502,600	—	11,500	—	—	—	—	11,500

Balance as of December 31, 2017	149,318,791	7	49,972	24,315,080	—	137	(78,718)	(28,602)

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Ordinary shares		Additional paid-in capital	Treasury shares		Cumulative Translation Adjustments	Accumulated losses	Total (deficit) equity
	Shares	Amount		Shares	Amount
Balance as of January 1, 2018	149,318,791	7	49,972	24,315,080	—	137	(78,718)	(28,602)
Foreign currency translation adjustment	—	—	—	—	—	537	—	537
Net loss for the year	—	—	—	—	—	—	(26,557)	(26,557)
Issuance of ordinary shares held as treasury shares		—	—	31,665,280	—	—	—	—
Cancellation of treasury shares	—	—	—	(55,980,360)	—	—	—	—
Vesting of Restricted Shares held by certain senior management	44,426,667	2	2,280	—	—	—	—	2,282
Conversion of convertible bonds to ordinary shares	35,004,220	2	71,146	—	—	—	—	71,148
Accretion of Series A Preferred Shares	—	—	(2,209)	—	—	—	—	(2,209)

Balance as of December 31, 2018	228,749,678	11	121,189	—	—	674	(105,275)	16,599

The accompanying notes form an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of US$ except for number of shares and per share data)	Years ended December 31,
	2017	2018
Cash flows from operating activities
Net loss	(19,260)	(26,557)
Adjustments to reconcile net loss to net cash used in operating activities
Provision for bad debts	108	114
Impairment for inventory obsolescence	275	772
Depreciation of property and equipment	5,676	5,227
Amortization of intangible assets	22	89
Gain on disposals of property and equipment	(332)	(542)
Loss on disposals of intangible assets	—	33
Interest expense	3,299	3,385
Share-based compensation	5,580	2,282
Share of loss in equity method investments	—	442
Foreign currency exchange (gains)/losses, net	(895)	543

Changes in operating assets and liabilities:
Accounts receivables	(7,993)	(3,061)
Prepayments and other current assets	(3,433)	(2,317)
Inventories	(3,800)	(7,806)
Accrued expenses, accounts payable and other liabilities	13,793	3,598
Amounts due to related parties	(517)	2,970
Contract liabilities	259	1,356

Net cash used in operating activities	(7,218)	(19,472)

Cash flows from investing activities
Purchase of property and equipment	(6,650)	(4,540)
Purchase of intangible assets	(22)	(607)
Proceeds from disposal of property and equipment	383	1,020
Cash paid for equity investment	—	(442)
Proceeds from disposal of short-term investment	1,333	—

Net cash used in investing activities	(4,956)	(4,569)

Cash flows from financing activities
Repurchase of series A-1 ordinary shares	(8,298)	—
Proceeds from long-term borrowing	—	4,362
Repayment of long-term borrowing	—	(273)
Proceeds from issuance of convertible bonds	70,000	—
Proceeds from bank borrowings	6,517	6,107
Repayments of bank borrowings	(8,241)	(5,775)
Repayment of loans from related parties	(545)	—

Net cash generated from financing activities	59,433	4,421

Increase/(decrease) in cash, cash equivalents and restricted cash	47,259	(19,620)
Cash, cash equivalents and restricted cash at beginning of year	9,127	56,806
Effect of exchange rates on cash, cash equivalents and restricted cash	420	(559)

Cash, cash equivalents and restricted cash at end of year	56,806	36,627

Supplemental disclosure of cash flow information
Interest paid	(3,151)	(3,225)
Supplemental disclosure on non-cash investing and financing activities:
—Convertible bonds conversion into ordinary shares	—	71,148
—Acquisition of property and equipment in form of other payables	274	188
—Accretion of Series A-2 ordinary shares and Series A Preferred Shares	(3,121)	(2,209)

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities

(a)	Organization and principal activities

UCLOUDLINK GROUP INC. (the “Company”) was incorporated in the Cayman Islands on 25 August 2014 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company through its consolidated subsidiaries and consolidated variable interest entities (the “VIE”) (collectively, the “Group”) is principally engaged in the provision of data connectivity services and sales of Wi-Fi terminals and data related products to enable personal and enterprise users to access mobile internet in more than 100 countries and areas. Due to the legal restrictions of the People’s Republic of China (the “PRC”) on foreign ownership and investment in such business, the Company conducts its primary business operations in the PRC through its VIEs.

(b)	Principal subsidiaries and VIEs

As of December 31, 2018, the details of the Company’s principal subsidiaries and VIEs were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company

HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products

Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development

Shenzhen uCloudlink Co.,Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation

Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company

UCLOUDLINK (SINGAPORE) PTE. LTD.	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing

UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing

Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing

UCLOUDLINK SDN.BHD.	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing

uCloudlink Japan Co.,Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(b)	Principal subsidiaries and VIEs (Continued)

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
Shenzhen uCloudlink Network Technology Co., Ltd (“Shenzhen uCloudlink”)	PRC	14 August 2014	Consolidated VIE	100%	Holder of value-added telecommunications services license, information technology services and sales of terminals and data related products

Beijing uCloudlink New Technology Co.,Ltd.(“Beijing Technology”)	PRC	15 November 2014	Consolidated VIE	100%	Information technology services and sales of terminals and data related products

(c)	Variable Interest Entities

The Company has entered into certain exclusive technical services agreements with certain PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

Details of the typical structure of the Group’s significant VIEs are set forth below:

(i)	VIE agreements amongst Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholder

The following is a summary of the contractual arrangements entered among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholder:

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing uCloudlink and Shenzhen uCloudlink, Beijing uCloudlink has the exclusive right to provide to Shenzhen uCloudlink technology support and technology services related to all technologies needed for its business. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Shenzhen uCloudlink to Beijing uCloudlink is determined by the revenue of Shenzhen uCloudlink less the expenditures incurred for operation and capital purpose. The term of this agreement will expire only upon the liquidation of Shenzhen uCloudlink.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)

(i)	VIE agreements amongst Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholder (Continued)

•	Exclusive Business Operation Agreement

Under the exclusive business operation agreement among Beijing uCloudlink, Shenzhen uCloudlink and Beijing Technology, which is the sole shareholder of Shenzhen uCloudlink, Shenzhen uCloudlink and Beijing Technology undertake that without Beijing uCloudlink’s prior written consent, Shenzhen uCloudlink shall not enter into any transactions that may have a material effect on Shenzhen uCloudlink’s assets, business, personnel, obligations, rights or business operations. Shenzhen uCloudlink and Beijing Technology agree that to the extent permitted by law, they will accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Shenzhen uCloudlink and Beijing Technology also agree to elect directors nominated by Beijing uCloudlink and such directors shall nominate officers designated by Beijing uCloudlink. The business operation agreement will remain effective until the end of the dissolution of Shenzhen uCloudlink and Beijing Technology correspondingly, the term of which will be extended if Beijing uCloudlink’s business term is extended or as required by Beijing uCloudlink.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing uCloudlink, Shenzhen uCloudlink and the shareholder of Shenzhen uCloudlink. Under the exclusive option agreement, the shareholder of Shenzhen uCloudlink irrevocably granted Beijing uCloudlink or its designated representative(s) an exclusive option to purchase all or part of his or its equity interests in Shenzhen uCloudlink at a consideration of RMB1 or any lower price to the extent permitted under PRC law. Beijing uCloudlink or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing uCloudlink’s prior written consent, Shenzhen uCloudlink’s shareholder shall not sell, transfer, mortgage or otherwise dispose his equity interests in Shenzhen uCloudlink. The term of this agreement will expire only when the total assets of Shenzhen uCloudlink have been acquired by Beijing uCloudlink.

•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Shenzhen uCloudlink, each such shareholder appointed Beijing uCloudlink as its attorney-in-fact to exercise such shareholders’ rights in Shenzhen uCloudlink, including, without limitation, the power to vote on its behalf on all matters of Shenzhen uCloudlink requiring shareholder approval under PRC laws and regulations and the articles of association of Shenzhen uCloudlink. Each power of attorney will remain in force until the termination of the Exclusive Business Cooperation Agreement.

•	Equity Interest Pledge Agreement

Pursuant to the share pledge agreement among Beijing uCloudlink, Shenzhen uCloudlink and the shareholder of Shenzhen uCloudlink, the shareholder of Shenzhen uCloudlink has pledged all of their equity interests in Shenzhen uCloudlink to Beijing uCloudlink to guarantee the performance by Shenzhen uCloudlink and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)

(i)	VIE agreements amongst Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholder (Continued)

powers of attorney. If Shenzhen uCloudlink and/or its shareholders breach their contractual obligations under those agreements, Beijing uCloudlink, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

(ii)	VIE agreements among Beijing uCloudlink, Beijing Technology and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing uCloudlink, Beijing Technology and its nominee shareholders:

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing uCloudlink and Beijing Technology, Beijing uCloudlink has the exclusive right to provide to Beijing Technology technology support and technology services related to all technologies needed for its business. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Technology to Beijing uCloudlink is determined by the revenue of Beijing Technology generated less the expenditures incurred for operation and capital purpose. The term of this agreement will expire only upon the liquidation of Beijing Technology.

•	Exclusive Business Operation Agreement

Beijing uCloudlink, Beijing Technology and the shareholders of Beijing Technology entered into exclusive business operation agreement under which Beijing Technology engages Beijing uCloudlink as its exclusive provider of technology support, business support and consulting services. Beijing Technology shall pay to Beijing uCloudlink service fees, which is determined by the revenue of Beijing Technology less the expenditures incurred for operation and capital purpose. Beijing uCloudlink shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Beijing Technology shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Beijing uCloudlink. The term of this agreement will expire only upon the liquidation of Beijing Technology or may be cancelled at Beijing uCloudlink’s sole discretion.

•	Exclusive Purchase Option Agreement

Under the exclusive purchase option agreement, the nominee shareholders of Beijing Technology have granted Beijing uCloudlink or its designated representative(s) irrevocably an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Technology at the lowest price permitted by the laws of the PRC applicable at the time of exercise. Beijing uCloudlink or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing uCloudlink’s prior written consent, the nominee shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing Technology. The term of this agreement will expire only when the total assets of Beijing Technology have been acquired by Beijing uCloudlink.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)

(ii)	VIE agreements among Beijing uCloudlink, Beijing Technology and its nominee shareholders (Continued)

•	Power of Attorney

Pursuant to the irrevocable power of attorney, Beijing uCloudlink is authorized by each of the nominee shareholders as its attorney-in-fact to exercise such nominee shareholders’ rights in Beijing Technology , including, without limitation, the power to vote on its behalf on all matters of Beijing Technology requiring nominee shareholder approval under PRC laws and regulations and the articles of association of Beijing Technology and rights to information relating to all business aspects of Beijing Technology . Each power of attorney will remain in force until the termination of the Exclusive Business Cooperation Agreement.

•	Equity Interest Pledge Agreement

Pursuant to the equity pledge agreement, the nominee shareholders of Beijing Technology have pledged all of their equity interests in Beijing Technology to Beijing uCloudlink to guarantee the performance by Beijing Technology and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Beijing uCloudlink without Beijing uCloudlink’s written consent. If Beijing Technology and/or its nominee shareholders breach their contractual obligations under those agreements, Beijing uCloudlink, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Through the aforementioned contractual agreements, Shenzhen uCloudlink and Beijing Technology are considered VIEs and Beijing uCloudlink is the primary beneficiary because the Company, through Beijing uCloudlink has the ability to:

•	exercise effective control over Shenzhen uCloudlink and Beijing Technology;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from these VIEs as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in these VIEs.

(iii)	Risks in relation to the VIE structure

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately US$1.1 million and US$1.8 million, as of December 31, 2017 and 2018, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC through the VIEs, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)

(iii)	Risks in relation to the VIE structure (Continued)

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIEs and their respective nominee shareholders are in compliance with the current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs in the consolidated financial statements.

In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Company’s contractual arrangements with its VIEs, and as a result, the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the contractual arrangements with its VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

The Company’s ability to control the VIEs also depends on the power of attorney exercised by Beijing uCloudlink to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Company’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Company’s business and operating licenses;

•	require the Company to discontinue or restrict its operations;

•	restrict the Company’s right to collect revenues;

•	require the Company to restructure its operations, re-apply for the necessary licenses or relocate the Company’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Company may not be able to comply; or

•	take other regulatory or enforcement actions against the Company that could be harmful to the Group’s business.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)

(iii)	Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Company’s current ownership structure or the contractual arrangements with its VIEs is remote.

Refer to Note 2.3 for the consolidated financial information of the Company’s VIEs as of December 31, 2017 and 2018.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

2.2	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include legal contingencies, share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprises (“WFOE”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Due to legal restrictions on foreign ownership and investment in commercial internet content provider or other value-added telecommunication service through certain PRC domestic companies, the equity interests of certain PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, the PRC domestic companies that are material to the Group’s businesses are Beijing Technology and Shenzhen uCloudlink.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Company’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs:

	As of December 31,
	2017	2018
	(in thousands of US$)
Cash and cash equivalents	8,152	4,016
Accounts receivable, net	12,245	13,736
Amounts due from non-VIE subsidiaries of the Company	891	4,198
Property and equipment and intangible assets	4,932	3,092
Others	13,140	13,943
Total assets	39,360	38,985
Short term borrowings	—	3,365
Amounts due to non-VIE subsidiaries of the Company	30,360	48,381
Accrued expenses, account payable and other liabilities	20,523	14,782
Contract liabilities	1,093	1,930
Long term borrowing	—	1,766
Total liabilities	51,976	70,224

	Year ended December 31,
	2017	2018
	(in thousands of US$)
Revenue (note)	64,266	89,366
Net loss (note)	(11,414)	(20,102)
Net cash provided by/(used in) operating activities	11,472	(8,816)
Net cash (used in)/provided by investing activities	(4,417)	371
Net cash (used in)/provided by financing activities	(1,575)	4,309

Note:

Revenue and net loss incurred by the VIEs are primarily from the provision of data connectivity services, as well as sales of Wi-Fi terminals and sales of data related products.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 24 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital. As all VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

Unrecognized revenue-producing assets held by the VIEs include certain internet value added services provision and other licenses. The internet value added services provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC, and therefore are integral to the Group’s operations. The internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of the executive directors of the Company. The Group has only one operating and reportable segment. The Group’s long-lived assets are substantially all located in the PRC.

2.5	Foreign currency translation

The functional currency of the Company is US$. The Company’s subsidiaries with operations in the PRC, Hong Kong and other jurisdictions generally use their respective local currencies as their functional currencies. The reporting currency of the Company is US$. The financial statements of the Company’s subsidiaries, other than the subsidiaries with the functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive loss during the period in which they occur.

2.6	Convertible bonds

The Group determines the accounting of its convertible bonds in accordance with the terms in relation to the conversion feature and beneficial conversion feature, as applicable. After considering the impact of such features,

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.6	Convertible bonds (Continued)

the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 “Derivatives and Hedging” and ASC 470 “Debt”. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in the statement of comprehensive loss in the period in which they are incurred.

2.7	Mezzanine equity

Mezzanine equity represents the (i) Series A Preferred Shares and (ii) redeemable Series A-2 ordinary shares issued by the Company. The Series A Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Group’s control. Therefore, the Group classifies the Series A Preferred Shares as mezzanine equity. The Series A-2 ordinary shares were initially accounted as mezzanine equity because of the redemption feature embedded at the holders’ option, while upon the expiration of the redemption right at December 31, 2017, the Series A-2 redeemable ordinary shares were transferred to ordinary shares.

In accordance with ASC 480-10, the mezzanine equity was initially measured based on its fair value at date of issue. Since the Series A Preferred Shares will be redeemable at the holder’s option after 5 years from issuance if the Series A Preferred Shares are not converted, either voluntarily or automatically upon a qualified initial public offering (“Qualified IPO”), the Group accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the effective interest method.

Increase in carrying amount shall be recorded as charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital.

2.8	Revenue recognition

Revenue is principally generated by the provision of data connectivity services and the sales of terminals and sales of data related products. Revenue represents the fair value of the consideration received or receivable for the sales of goods and the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The Group recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers” for all years presented with full retrospective method.

The Group conducts its business through various contracts with customers, including:

(i)	Data connectivity services

The Group generates international data connectivity services revenues from (i) data service fees from the use of portable Wi-Fi terminals (under its brand of “Roamingman”), (ii) data service fees generated from sales of data connectivity services to enterprise customers, and (iii) retail sales of data connectivity services.

The Group also generates local data connectivity services revenues from (i) data service fees generated from sales of data connectivity services to enterprise customers and (ii) retail sales of data connectivity services.

For data connectivity services from the use of portable Wi-Fi terminals, the Group determines that the arrangement involves the leasing of portable Wi-Fi terminals with data connectivity services

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.8	Revenue recognition (Continued)

(i)	Data connectivity services (Continued)

embedded. The Group determines that it is the lessor in the arrangement which contains an equipment lease component and a service non-lease component. The Group further determines that lease component is an operating lease under ASC 840, and that the operating lease component and service component are delivered over the same time and pattern. Therefore, the lease income and service income are recognized as data connectivity services revenue evenly over the service period.

The Group evaluates and determines that it is the principal. For data connectivity services from the use of portable Wi-Fi terminals and retail sales of data connectivity services, the Group views users as its customers. For data connectivity services generated from sales of data connectivity services to enterprise customers, the Group views enterprise customers as its customers. The Group reports data connectivity services revenues on gross basis. Accordingly, the amounts paid for data connectivity services by customers are recorded as revenues and the related commission fees paid to its agents (mainly travel agents and other online distributors) are recorded as cost of revenues. Where the Group is the principal, it controls the data before the data connectivity service is provided to customers. Its control is evidenced by the inventory risk borne by the Group and the Group’s ability to direct the use of the data, and is further supported by the Group being primarily responsible to customers and having the discretion in establishing pricing.

Data connectivity services offered to customers typically provide unlimited data usage during a fixed period of time (“contract period”), where revenue is recognized ratably on a straight-line basis over the contract period. The Group does not have further performance obligations to the customers after the contract period. The Group also offers data connectivity services where customers are charged service fee based on actual data usage, where revenue is recognized as the services are provided to customers.

In providing data connectivity services to its customers, the Group procures SIM cards and data plans from various suppliers. Those SIM cards are activated and hosted on the Group’s cloud SIM platform. The Group’s cloud SIM platform manages terminal information and customer accounts and intelligently allocates the SIM cards and data plans and makes them available to customers who purchase the Group’s data connectivity services. Accordingly, the Group takes inventory risk and obtains control of the SIM cards and data plans procured and direct the use of the data on its cloud SIM platform depending on customers’ demand. The Group accounts for the SIM cards and data plans procured as costs of revenue as data is being made available and consumed on its cloud SIM platform.

As the Group’s data connectivity services are provided without right of return and the Group does not provide any other credit and incentive to its customers, therefore, the Group’s provision of data connectivity services does not involve variable consideration.

(ii)	Sales of terminals and data related products

The Group generates revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and smartphones with GlocalMe Inside (“GMI”) implemented, as well as SIM cards, to enterprise and retail customers. Sales of terminals and data related products are recognized when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.8	Revenue recognition (Continued)

(ii)	Sales of terminals and data related products (Continued)

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first time purchase of the terminals. There are two separate performance obligations in such bundle sales as the Wi-Fi terminal is a distinct good while the data connectivity service is a distinct service. The Group allocates the transaction price to each distinct performance obligation based on their relative standalone selling prices. The Group then recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service, it is recognized ratably on a straight line basis over the relevant contract period.

(iii)	Provision of PaaS or SaaS services

Platform-as-a-Service (PaaS) or Software-as-a-Service (SaaS) mainly consist of fees generated from providing cloud SIM platform as a service to business partners. The Group provides its cloud SIM platform as a service to business partners enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. The Group has continuous obligation to ensure the performance of the platform over the service period. Revenue is recognized ratably over the contract period as business partners simultaneously consume and receive benefits from the service. The Group does not provide any other credit and incentive related to the cloud SIM platform services, therefore there is no variable consideration in the arrangement.

(iv)	Contract balance

Contract liabilities represent the cash collected upfront from the customers for purchase of data connectivity services or purchase of Wi-Fi terminals, while the underlying data connectivity services have not yet been rendered or the Wi-Fi terminals have not been delivered to the customers by the Group, which is included in the presentation of contract liabilities.

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. For the year ended December 31, 2017 and 2018, revenue amounting to US$2,930 thousand and US$2,542 thousand were included in the contract liabilities balance at the beginning of the respective period.

2.9	Cost of revenue

Cost of revenue consists primarily of data connectivity service costs, cost of inventory, logistics costs, depreciation and maintenance costs for equipment, payment processing fees and other related incidental expenses that are directly attributable to the Group’s principal operations.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.10	Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities.

2.11	Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs, sales commissions and other related incidental expenses that are incurred to conduct the Group’s sales and marketing activities.

Advertising and promotional expenses were US$2,712 thousands and US$6,589 thousands during the years ended December 31, 2017 and 2018, respectively.

2.12	General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, share-based compensation and benefits for certain senior management and those not specifically dedicated to research and development or sales and marketing activities, depreciation of property and equipment, amortization of intangible assets, legal and professional services fees, rental and other general corporate related expenses.

2.13	Share-based compensation

Share-based compensation expenses arise from share based awards, mainly including Restricted Shares held by certain senior management (namely, Mr. Chaohui Chen, Mr. Zhiping Peng and Mr. Wen Gao) and share options awarded to employees in accordance with ASC 718 Stock Compensation. The Group follows ASC 718 to determine whether share option or restricted shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and certain senior management classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group classifies the share-based awards granted to employees as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

The Group entered into a share restriction agreement with certain senior management and their respective wholly owned companies, which directly hold the equity interest in the Group. Pursuant to the share restriction agreement, all ordinary shares (“Restricted Shares”) of the Group held by certain senior management shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

For share options awarded to employees, the Group applies the Binominal option pricing model in determining the fair value of options granted under ASC 718. The Group has elected to account for forfeitures when they occur.

On each measurement date, the Group reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Group,

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.13	Share-based compensation (Continued)

including the fair value of the underlying shares, expected life and expected volatility. The Group is required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially.

2.14	Other employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended December 31, 2017 and 2018, contributions to such plan amounting to US$2,928 thousands and US$4,888 thousands, respectively, were charged to the consolidated statements of comprehensive loss.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC.

2.15	Income taxes

The Group accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free manner.

The Group adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2017 and 2018.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.16	Government grants

For government grants that are non-operating in nature and with no further conditions to be met, the amounts are recognized as income in other income, net. For government grants that contain certain operating conditions, the amounts are recorded as deferred government grant, and are recognized as income in other income, net when the conditions are met.

2.17	Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments (net of any incentives received from the lessor) are recognized in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease terms.

2.18	Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

2.19	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between different classes of ordinary shares based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares, redeemable ordinary shares and convertible bonds using the if-converted method and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

2.20	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. The Group adopted ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) for all years presented. The changes in restricted cash in the consolidated cash flow were US$7,628 thousands and US$7,541 thousands for the years ended December 31, 2017 and 2018, respectively, which were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted cash as required.

Restricted cash is restricted to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.20	Cash, cash equivalents and restricted cash (Continued)

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

(In thousands)	December 31, 2017	December 31, 2018
Cash and cash equivalents	49,102	36,464
Restricted cash	7,704	163

Total	56,806	36,627

2.21	Inventories

Inventories mainly consist of products for sales. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2.22	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group evaluates the creditworthiness of each customer at the time when services are rendered or products are sold and continuously monitor the recoverability of the accounts receivable.

The Group uses specific identification method in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. The allowance for doubtful accounts is based on the best facts available and is re-evaluated and adjusted on a regular basis as additional information is received.

Some of the factors that the Group considers in determining whether a bad debt allowance is recorded on an individual customer are:

(i)	the customer’s past payment history and whether it fails to comply with its payment schedule;

(ii)	whether the customer is in financial difficulty due to economic or legal factors;

(iii)	a significant dispute with the customer has occurred;

(iv)	the objective evidence which indicates non-collectability of the accounts receivable.

2.23	Investment in equity investee

The equity investment represents the Group’s investment in a privately-held entity. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. When the Group’s share of loss in the equity investee equals or exceeds its interest in the equity investee, the

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.23	Investment in equity investee (Continued)

Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

2.24	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Computers, server & switch and office equipment	5 years
Wi-Fi terminals for data connectivity services	2 years
Leasehold improvement	Over the shorter of lease term or 3 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

2.25	Intangible assets

Intangible assets mainly consist of trademark, software and licensed copyrights. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. All intangible assets of the Group are finite-lived intangible assets.

Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Trademark	10 years
Software	10 years
Licensed copyrights	10 years

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.26	Impairment of long-lived assets

For long-lived assets the Group evaluates for impairment whenever events or changes indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event at the carrying value exceeds the fair value of each reporting unit.

No impairment charge of long-lived assets was recorded for the years ended December 31, 2017 and 2018.

2.27	Software development costs

The Group incurred costs to research and develop relevant software that is used in its cloud SIM architecture. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of software prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

3.	Recent accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. The Group adopted ASU 2016-01 from January 1, 2018.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and allows the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. The Group will adopt this new guidance for the fiscal years beginning after December 15, 2019 and interim

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

3.	Recent accounting pronouncements (Continued)

periods within fiscal years beginning after December 15, 2020. Most of leases will continue to be operating leases. Upon the adoption, the Group expects its consolidated balance sheet to include a right of use asset and liability related to substantially all of our lease arrangements. The Group is currently evaluating the impact that the adoption of this standard will have on its financial condition and results from operations.

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The new guidance amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Group elected to adopt this new guidance for the year ending December 31, 2019 and interim periods in the year ending December 31, 2020. The Group is in the process of evaluating the impact of this accounting standard update on the consolidated statements of cash flows.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs incurred in a hosting arrangement that is a service contract should be presented as a prepaid asset in the balance sheet and expensed over the term of the hosting arrangement to the same line item in the statement of operations as the costs related to the hosting fees. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after adoption. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820)”. This standard modifies disclosure requirements related to fair value measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The standard also allows for early adoption of any removed or modified disclosures upon issuance while delaying adoption of the additional disclosures until their effective date. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

4.	Concentration and Risks

(a)	Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(b)	Credit risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

5.	Revenues

(In thousands)	December 31, 2017	December 31, 2018
Revenues from services
—Data connectivity services	65,081	82,543
International data connectivity services	65,081	82,032
Local data connectivity services	—	511
—PaaS and SaaS services	1,835	5,047
—Others	226	858

	67,142	88,448
Sales of products
—Sales of terminals	16,073	25,595
—Sales of data related products	2,624	12,148
—Others	6	208

	18,703	37,951

Total	85,845	126,399

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

5.	Revenues (Continued)

Disaggregation of revenue

In the following table, revenue is geographically disaggregated according to the locations of the customers.

(In thousands)	December 31, 2017	December 31, 2018
China	53,332	62,104
Japan	9,974	24,316
Hong Kong	6,416	12,211
Taiwan	9,498	7,119
North America	2,816	6,901
Southeast Asia	117	6,289
Europe	2,145	3,499
Others	1,547	3,960

Total	85,845	126,399

6.	Other income, net

(In thousands)	Years ended December 31
	2017	2018
Foreign exchange gains/(losses), net	895	(543)
Government grants (note)	32	701
Gains on disposal of property and equipment, net	332	542
Others	188	(42)

Total	1,447	658

Note:

Government grants mainly represent amounts received from central and local governments in connection with the Group’s investments in local business districts and contributions to technology development.

7.	Taxation

(a)	Income taxes

(i)	Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries and VIEs located in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	PRC

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the Corporate Income Tax (“CIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(a)	Income taxes (Continued)

(ii)	PRC (Continued)

accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with valid period of three years.

Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink are qualified as HNTE, which are eligible to a preferential tax rate of 15% for the three-year period from 2017 to 2019 as long as they fulfill the HNTE criteria.

The Group’s loss before income taxes consisted of:

(In thousands)	Years ended December 31
	2017	2018
Non-PRC	1,406	4,388
PRC	17,854	21,727

Total	19,260	26,115

(iii)	Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to profits tax rate of 16.5% on taxable income.

The reconciliations of the income tax expenses for the years ended December 31, 2017 and 2018 were as follows:

(In thousands)	Years ended December 31
	2017	2018
Loss before income tax	(19,260)	(26,115)

Income tax computed at statutory PRC income tax rate (25%)(i)	(4,815)	(6,529)
Differential income tax rates applicable to certain entities comprising the Group	1,217	1,601
Effect of tax holiday	626	1,945
Permanent differences(ii)	2,951	3,417
Change in valuation allowance	622	1,116
Accelerated deductions on research and development expenses(iii)	(601)	(1,550)

Income tax expenses	—	—

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.
(ii)	Permanent differences primarily represent share-based compensation expense.
(iii)

This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables those subsidiaries to claim an additional tax deduction amounting to 75% of the qualified research and development expenses incurred.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(a)	Income taxes (Continued)

(iii)	Hong Kong (Continued)

The per share effect of the tax holidays are as follows:

(In thousands)	Years ended December 31
	2017	2018
Effect of tax holiday	626	1,945
Per share effect - basic and diluted	(0.01)	(0.01)

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

(In thousands)	Years ended December 31
	2017	2018
Deferred tax assets
Net operating loss carryforwards	5,548	6,666
Accrued expenses and others	109	107
Less: valuation allowance	(5,657)	(6,773)

Net deferred tax assets	—	—

Movement of valuation allowance

(In thousands)	Years ended December 31
	2017	2018
Balance at beginning of the year	5,035	5,657
Additions	622	1,116
Reversals	—	—

Balance at end of the year	5,657	6,773

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2017 and 2018, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The statutory rate of 15% or 16.5%, depending on which entity, was applied when calculating deferred tax assets.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(b)	Deferred tax assets (Continued)

As of December 31, 2017 and 2018, the Group had net operating loss carryforwards of approximately US$29,388 thousands and US$44,015 thousands, respectively, which arose from the subsidiaries and VIE established in Hong Kong and PRC. As of December 31, 2017 and 2018, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowance on the related deferred tax assets.

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

8.	Ordinary shares

(i)	Prior to May 19, 2019, the authorized share of the Company was US$50,000 divided into 50,000,000 shares of par value US$0.001.

On May 19, 2019, the Board of Directors of the Company passed the resolution that all of the Company’s ordinary shares and preferred shares were subdivided into 20 shares with a par value of US$0.00005 each. The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.00005 par value for all periods presented in the consolidated financial statements. As of December 31, 2017 and 2018, the Company has 149,318,791 ordinary shares (including 118,471,111 vested restricted shares) and 228,749,678 shares (including 162,897,778 vested restricted shares) outstanding, respectively.

(ii)

On January 28, 2015, the Company entered into a share purchase agreement (“Series A SPA”) with certain investors under which the Company issued 8,400,000 ordinary shares at a total consideration of US$4,056,206 and 25,000,000 Series A Preferred Shares to certain investors at a total consideration of US$9,788,652 (Note 9). Also as a closing condition to the Series A SPA, the Company entered into a share restriction agreement with certain senior management and their respective wholly owned subsidiaries, which directly hold the equity interest on the Company. Pursuant to the share restriction agreement, all ordinary shares (“Restricted Shares”) of the Company held by certain senior management shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares shall vest over a period of 5 years from the closing of the Series A SPA (which was shortened to 4 years on September 22, 2016). Vesting of all Restricted Shares will be accelerated upon the completion of a qualified IPO or trade sale. In the event that certain senior management voluntarily and unilaterally terminates his employment/service contract with the Group or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Series A SPA, the related senior management shall sell to the Company, and the Company shall repurchase from certain senior management, all of the unvested shares at a price of US$0.00005 per share. Such restricted shares were treated as deemed contribution by those senior management to the Company and the fair value of which were recognized as share based

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

8.	Ordinary shares (Continued)

compensation expense over the vesting period. Ordinary shares of 44,426,667 and 44,426,667 were vested and presented as an increase of the numbers of issued ordinary shares during the year ended December 31, 2017 and December 31, 2018, respectively. At any time prior to a qualified IPO, the shares held by certain senior management shall not be transferred directly or indirectly without the prior written consent of the Series A Preferred Shares holders, except for those to be transferred to the employees of the Company pursuant to an Stock Option Plan approved by the board.

(iii)

On November 25, 2015, the Company entered into a share purchase agreement (“A-1 SPA”) with certain investors under which the Company issued 26,575,220 ordinary shares at a total consideration of US$21,555,470. There were liquidation preference and a redemption right attached to certain of these ordinary shares with 10% annual compounded interest based on original purchase price which expired on December 31, 2016.

(iv)	On January 1, 2016, 4,000,000 ordinary shares of certain senior management were transferred to Series A Preferred Shares at the then fair value of US$ 0.88 per share.

(v)

On September 22, 2016, the Company entered into a share purchase agreement (“A-2 SPA”) with certain investors under which the Company issued 8,502,600 ordinary shares at a total consideration of US$10,000,000. There is a redemption right attached to the ordinary shares with 12% annual compounded interest based on original purchase price. Such redemption right expired on December 31, 2017.

(vi)

On June 19, 2017, the Company repurchased 8,630,140 of its ordinary shares from an investor at a price of US$0.96 per share amounting to US$8,297,880. The repurchased ordinary shares were cancelled immediately and the additional paid in capital of the Company was reduced by US$8,298,236.

(vii)

On August 28, 2018, upon the occurrence of the event of automatic conversion of convertible bonds, in which that the Group attained cumulative revenue over RMB500 million during the year ended December 31, 2017, all the convertible bonds were converted into 35,004,220 ordinary shares of the Company.

(viii)

On November 25, 2015, June 19, 2017 and March 22, 2018, the Company issued 20,000,000, 4,315,080 and 31,665,280 ordinary shares, respectively, and had them held by a limited liability company owned by one of certain senior management. These ordinary shares were held on behalf of the Company and are to be awarded to employees under future equity incentive plan based on the discretion of the board of directors of the Company. The ordinary shares issued above were accounted for as treasury shares of the Group. None of these shares has been exercised nor issued from treasury shares as of December 31, 2017 and December 31, 2018, respectively. On December 31, 2018, all of the treasury shares were cancelled under the decision of the board of directors of the Company.

(ix)

On December 31, 2018, the board of directors of the Company adopted the 2018 Stock Option Scheme under which the Company may grant options to purchase its ordinary shares to selected employees of the Group. The board of directors of the Company reserved 55,980,360 shares on December 31, 2018 of the Company’s ordinary shares for future issuance under the plan.

9.	Redeemable and convertible shares

As of December 31, 2017 and 2018, the Company had 29,000,000 Series A Preferred Shares outstanding.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Redeemable and convertible shares (Continued)

The significant terms of the Series A Preferred Shares issued by the Company are as follows:

(I) Liquidation preference

In a liquidation event, all proceeds resulted from the liquidation event will be first distributed to the Series A Preferred Shares holder based on 100% of the preferred shares purchase price, plus an annual compounded return of 10%, plus any declared but unpaid dividend. Any remaining proceeds will be paid to all shareholders ratably.

(II) Dividend rights

The Series A Preferred Shares are entitled to dividends.

(III) Voting rights

The Series A Preferred Shares are entitled to voting rights on an as-if converted basis.

(IV) Conversion feature

Each Series A Preferred Share is convertible at the option of the holder at any time after the date of issuance, into one ordinary share.

In addition, each Series A Preferred Share shall automatically be converted into one ordinary share at the time immediately prior to the closing of the qualified IPO. In the event the Company shall at any time after the issuance of Series A Preferred Shares issue new shares, without consideration or for a consideration per share less than the share purchase prior to such issue, then the conversion price shall be reduced, concurrently with such issue, to as of the date of such issue an amount equal to the per-share price of such new shares.

(V) Redemption feature

The Series A Preferred Shares will become redeemable at the option of the holder at any time after the fifth anniversary of the date of issuance, if the Series A Preferred Shares have not been converted into ordinary shares yet.

The redemption price per preferred share shall be equal to the higher of:

(a)	100% of the preferred share purchase price plus any declared but unpaid dividends, or

(b)	100% of the preferred share purchase price plus 15% annual compounded return.

The Group determined that the conversion feature and redemption feature do not meet the criteria for bifurcation. Further, there were no beneficial conversion feature identified.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Redeemable and convertible shares (Continued)

(V) Redemption feature (Continued)

The activities of Series A Preferred Shares and Series A-2 ordinary shares included in mezzanine equity for the years ended December 31, 2017 and 2018 are as follows:

(In thousands)	Series A Preferred Shares	Redeemable Series A-2 ordinary shares	Total
Balance as of January 1, 2017	16,307	10,300	26,607
Accretion	1,921	1,200	3,121
Transfer to ordinary shares(i)	—	(11,500)	(11,500)

Balance as of December 31, 2017	18,228	—	18,228
Accretion	2,209	—	2,209

Balance of December 31, 2018	20,437	—	20,437

(i)

The Series A-2 redeemable ordinary shares were initially accounted as mezzanine equity because of the redemption feature embedded at the holders’ option, while upon the expiration of the redemption right at December 31, 2017, the Series A-2 redeemable ordinary shares were transferred to ordinary shares.

10.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

Share-based compensation expenses (In thousands)	Years ended December 31
	2017	2018
—Restricted shares owned by certain senior management(a)	5,580	2,282
—Share options(b)	—	—

Total	5,580	2,282

(a)	Restricted Shares

As described in note 8(ii), all ordinary shares of the Company held by certain senior management were subject to a vesting period of 5 years from January 2015 (which was shortened to 4 years on September 22, 2016).

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(a)	Restricted Shares (Continued)

A summary of the Restricted Shares activity for the years ended December 31, 2017 and 2018 is presented below:

(Number of shares)	Restricted Shares held by certain senior management
As of January 1, 2017	92,555,556
Vested	(44,426,667)

As of December 31, 2017	48,128,889
Vested	(44,426,667)

As of December 31, 2018	3,702,222

As of December 31, 2018, there were US$169 thousands of unrecognized share-based compensation expenses related to restricted shares granted by Company, which were expected to be recognized in 2019.

(b)	Share options

In December 2018, the Company adopted a share incentive plan, which is referred to as the 2018 Stock Option Scheme (“the 2018 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Company’s business and by providing such individuals with an incentive to reward their performance. Under the 2018 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 55,980,360 shares.

On December 31, 2018, the Company granted 12,187,420 share options to employees pursuant to the 2018 Plan.

These options were granted with exercise prices denominated in US$. The grantees can exercise vested options after the commencement date of exercise and before the end of its contractual term (i.e. 5 years after the commencement date of exercise). The commencement date of exercise is 6 months after the completion of the IPO.

All share based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized by graded vesting method.

A summary of the changes in the share options granted by the Company during the year ended December 31, 2018 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2018	—	—
Granted	12,187,420	$0.51	$37,604,315

Outstanding as of December 31, 2018	12,187,420	$0.51	$37,604,315
Exercisable as of December 31, 2018	—	—	—

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(b)	Share options (Continued)

The Group calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the year ended December 31, 2018 is summarized in the following table:

(In thousands)	Years ended December 31
2018
Risk-free interest rate(i)	2.60%
Expected dividend yield(ii)	0.00%
Expected volatility(iii)	34.88%
Grant date fair value	$3.64

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.
(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of December 31, 2018, there were US$37,874 thousands of unrecognized share-based compensation expenses related to share options granted by Company.

11.	Loss per share

Basic and diluted net loss per share for each of the year presented were calculated as follows:

(In thousands of US$ except share data and per share data)	Years ended December 31,
	2017	2018
Numerator:
Net loss	(19,260)	(26,557)
Add: accretion of Series A Preferred Shares	(3,121)	(2,209)
allocation to Series A-2 ordinary shares	1,431	—

Net loss attributable to ordinary shareholders of the Company for computing basic and diluted net loss per share	(20,950)	(28,766)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per share	124,473,486	185,370,982
Basic and diluted net loss per ordinary share	(0.17)	(0.16)

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

11.	Loss per share (Continued)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years ended December 31,
	2017	2018
Convertible Redeemable Preferred Shares	29,000,000	29,000,000
Convertible Bonds	35,004,220	—
Restricted Shares	48,128,889	3,702,222
Share options awards	—	12,187,420

Total	112,133,109	44,889,642

12.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2017 and 2018 primarily consist of the following currencies:

	December 31, 2017		December 31, 2018
(In thousands)	Original Currency	US$ equivalent	Original Currency	US$ equivalent
US$	38,943	38,943	22,556	22,556
RMB	60,435	9,287	72,100	10,484
HKD	2,269	290	8,150	1,040
Others		582		2,384

Total		49,102		36,464

13.	Restricted cash

(In thousands)	December 31, 2017	December31, 2018
US$ denominated	7,500	—
RMB denominated	204	163

Total	7,704	163

14.	Accounts receivable, net

(In thousands)	December 31, 2017	December 31, 2018
Accounts receivable	14,092	17,104
Less: Allowance for doubtful accounts	(416)	(473)

Accounts receivable, net	13,676	16,631

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

14.	Accounts receivable, net (Continued)

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2017	December 31, 2018
Balance at beginning of the year	282	416
Additions	113	362
Reversal	(5)	(249)
Write-off	—	(6)
Exchange difference	26	(50)

Balance at end of the year	416	473

15.	Inventories

(In thousands)	December 31, 2017	December 31, 2018
Raw materials	2,497	7,101
Finished goods	2,774	5,678
Less: write-down of obsolete inventories	(285)	(759)

Total inventories	4,986	12,020

16.	Prepayments and other current assets

(In thousands)	December 31, 2017	December 31, 2018
Prepayment to suppliers	1,684	3,452
Deposits	1,831	2,454
Export tax receivable	1,211	2,330
VAT recoverable	910	743
Deferred cost of data connectivity service	1,162	303
Prepaid expenses	587	333
Others	701	808

Total of prepayments and other current assets	8,086	10,423

17.	Investment in equity investee

(In thousands)
Balance as of January 1 and December, 2017	—
Additions(i)	442
Share of loss from equity investee	(442)

Balance of December 31, 2018	—

(i)

In October 2018, the Company made an equity investment in a privately-held company, Maya System, Inc. (the “Maya”), which provides cloud SIM related services in Japan, including sale of products and maintenance. The Company acquired 49.00% equity interest of Maya with total consideration of JPY49,000,000. The Group classified Maya as an equity method investment as it has significant influence over Maya. The consideration was mainly attributed to trademark, customer relationship and goodwill.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

18.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2017	December 31, 2018
Computers	567	818
Server & switch	468	759
Office equipment	567	1,078
Wi-Fi terminals for data connectivity services	12,532	10,935
Leasehold improvement	530	527

Total original costs	14,664	14,117
Less: accumulated depreciation	(9,049)	(9,929)

Net book value	5,615	4,188

Depreciation expenses recognized for the years ended December 31, 2017 and 2018 were US$5,676 thousands and US$5,227 thousands, respectively.

19.	Intangible assets, net

(In thousands)	Carrying Amount	Accumulated amortization	Net Carrying Amount
December 31, 2017
Purchased Software	138	(47)	91
Trademarks	89	(24)	65

Intangible assets	227	(71)	156

(In thousands)	Carrying Amount	Accumulated amortization	Net Carrying Amount
December 31, 2018
Purchased Software	485	(66)	419
Trademarks	115	(36)	79
Licensed copyrights	165	(47)	118

Intangible assets	765	(149)	616

Amortization expenses recognized for the years ended December 31, 2017 and 2018 amounted to US$22 thousands and US$89 thousands, respectively.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

19.	Intangible assets, net (Continued)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Year	(In thousands)
2019	78
2020	78
2021	78
2022	78
2023	78
thereafter	226

Total	616

20.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2017	December 31, 2018
Accounts payable to suppliers	10,274	12,739
Accrued bonus and staff costs	10,326	11,953
Other deposits	2,482	2,322
Other taxes payable (note)	1,923	1,173
Deferred government grant	204	162
Accrued professional fees	—	1,542
Accrued marketing expenses	126	216
Others	800	1,321

Total	26,135	31,428

Note:

Other taxes payable represent business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

21.	Short-term borrowings

	December 31
(In thousands)	2017	2018
Bank borrowings (note)	768	1,098
Other borrowing (note 23)	—	2,267

Total	768	3,365

Note:

The Group entered into loan agreements with certain commercial banks on March 9, 2018 and February 12, 2018 amounting to US$1,260,815 and US$634,911, respectively, for working capital and business development purpose. These short-term bank borrowings bear interest rate of 6.09% ~ 6.61% (2017:5.22%) per annum.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

22.	Convertible bonds

The following is the movement of convertible bonds:

(In thousands)
Balance as of January 1, 2017	—
Issuance of convertible bonds	70,000
Less: issuance cost	(750)
Interest accrued	3,204
Interest paid	(2,200)

Balance as of December 31, 2017	70,254

Interest accrued	3,094
Interest paid	(2,200)
Conversion to ordinary shares	(71,148)

Balance as of December 31, 2018	—

On April 21, 2017 and May 31, 2017, the Company issued convertible bonds with face value of US$55 million and US$15 million respectively to certain investors (the “Notes”). The bonds bear an interest at a rate of 8% per annum on the US$55 million and interest is paid every 6 months and shall be matured in three years from the date of issue at their face value of US$70 million or convertible into ordinary shares of the Company at predetermined ratio by the holder before the maturity date of the bonds. The Notes will mature on April 21, 2020. The value of the Notes is initially measured by the cash received and is subsequently stated at amortized cost.

The Notes are not redeemable prior to the maturity date of April 21, 2020, except upon the occurrence of any of the events of default, the holder shall be entitled to require the Notes to be redeemed by the issuer at 100% of the principal amount of the Notes plus accrued and unpaid interest.

No convertible bonds were converted into ordinary shares of the Company during the year ended 31 December, 2017.

On August 28, 2018, upon the occurrence of the event of automatic conversion in which the Group attained revenue over RMB500 million during the year ended December 31, 2017, all the convertible bonds were converted into 35,004,220 ordinary shares of the Company.

23.	Long-term borrowing

In November 2018, the Company entered into a 2-year financing agreement with an independent third-party finance lease company amounting to US$4,362 thousands with equivalent accounts receivable of the Group pledged. The interest rate is 9% per annum.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

24.	Related party transactions

(a)	Related parties

As at December 31, 2018, the name and relationship with related parties are as follows:

Related Party	Relationship with the Company
Mr. Zhiping Peng	Chairman of the Company
Mr. Chaohui Chen	Director and Chief Executive Officer of the Company
Maya	Equity method investee of the Company

(b)	During the years ended December 31, 2017 and 2018, other than disclosed elsewhere, the Company had the following material related party transactions:

	Years ended December 31,
(In thousands)	2017	2018
Interest expense incurred:
Mr. Zhiping Peng	7	—
Mr. Chaohui Chen	7	—
Repayment of loan principal (note):
Mr. Zhiping Peng	222	—
Mr. Chaohui Chen	222	—
Payment of loan interests:
Mr. Zhiping Peng	50	—
Mr. Chaohui Chen	50	—
Revenue from provision of data connectivity services and sales of terminals and data related products:
Maya	—	3,597

Note:

The loans due to related parties are unsecured, repayable on demand and bears interest rate of 8%.

(c)	The Company had the following related party balances as of December 31, 2018 and 2017:

(In thousands)	December 31, 2017	December 31, 2018
Deposits received from related parties:
Maya	—	2,970

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

25.	Commitments and contingencies

(a)	Operating lease commitments

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

Year	(In thousands)
2019	2,794
2020	1,247
2021	87
2022	48
2023	—

Total	4,176

For the years ended December 31, 2017 and 2018, the Group incurred rental expenses under operating leases US$1,533 thousands and US$3,662 thousands, respectively.

(b)	Purchase commitment for purchase of data

As at December 31, 2018, the Group has future minimum purchase commitment related to the purchase of data of US$2,346 thousands, all within the next 12 months.

(c)	Contingencies

In June 2018, HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd., two wholly-owned subsidiaries of the Company, were named as defendants in a complaint filed by SIMO Holding Inc. (“SIMO”) in the United States District Court for the Southern District of New York, alleging patent infringements. The Group expects that the trial judge will deliver the final judgement in the second half of 2019, and estimates that the maximum amount of loss in an unfavorable outcome will be approximately US$6.6 million. The Group intends to file an appeal of the court ruling in the United States Court of Appeals for the Federal Circuit.

In August 2018, two affiliates of SIMO, namely Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd., jointly filed a complaint against Shenzhen uCloudlink Network Technology Co., Ltd. in Guangzhou Intellectual Property Court in the PRC alleging patent infringements and claimed damages up to RMB10.5 million (equivalent to US$1.6 million). The Group has filed an invalidation petition against their alleged patent in Patent Reexamination Board of National Intellectual Property Administration in the PRC. Up to date, the final verdict is yet to be delivered.

The Group believes the aforementioned allegations are without merit and will defend vigorously. The Group is unable, however, to predict the outcome of these proceedings given their current status and no accrual has been recorded by the Group as of December 31, 2018 in respect of these proceedings.

26.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and the VIEs. Relevant PRC statutory laws and regulations permit payments of

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

26.	Restricted Net Assets (Continued)

dividends by the Company’s PRC subsidiaries and the VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and the VIEs.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2017 and 2018, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2018, total restricted net assets were US$45,037 thousands.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2018 and the condensed financial information of the Company are required to be presented (See Note 28).

27.	Subsequent Events

The Company has evaluated subsequent events through May 24, 2019, which is the date that these financial statements are available to be issued.

In February 2019, the Company entered into a share transfer agreement with Tianjin Dongye Technology Company and Shanghai Wenhou Investment Management Company to obtain an equity interest of 10% of Beijing Huaxianglianxin Technology Company at a total consideration of RMB8,000,000 (equivalent to US$1,163,200). Beijing Huaxianglianxin Technology Company is a licensed mobile virtual network operator and primarily engaged in telecommunications related business. The Company paid RMB3,000,000 in exchange for 3.75% of the equity interest of Beijing Huaxianglianxin Technology Company in April 2019 and the remaining RMB5,000,000 will be paid within two years.

Prior to May 19, 2019, each ordinary share had a par value of US$0.001. On May 19, 2019, the Board of Directors of the Company passed the resolution that each issued and unissued share of the authorized share capital of the Company, with a par value of US$0.001 each, be subdivided into 20 shares with a par value of US$0.00005 each. The par value of ordinary shares and preferred shares and related disclosures have been recast to reflect the US$0.00005 par value for all periods presented in the consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

27.	Subsequent Events (Continued)

Contingencies (unaudited)

On July 16, 2019, the Patent Reexamination Board of National Intellectual Property Administration in PRC issued a reexamination decision which invalidates the plaintiffs’ alleged patent in its entirety with respect to the patent infringement allegation in the PRC as disclosed in Note 25(c). The first hearing of this lawsuit was held on May 13, 2019. The plaintiffs applied to withdraw the lawsuit, which has been approved on August 14, 2019. In October 2019, Shenzhen Sibowei’ersi Technology Co., Ltd filed a complaint against the National Intellectual Property Administration in Beijing Intellectual Property Court in PRC petitioning the withdrawal of the foregoing reexamination decision of invalidity and reach of a new reexamination decision. The lawsuit is awaiting the court’s notice.

With respect to the patent infringement allegation in the United States as disclosed in Note 25(c), in June 2019, the trial judge of the United States District Court for the Southern District of New York (the “Court”) delivered a judgement approving total compensatory and enhanced damages of US$2.8 million. Subsequently, the plaintiff and the Company filed post-trial motions in connection with which the plaintiff filed motions for supplemental damages to increase the damages to US$8.5m. On August 28, 2019, the Court resolved in an order which denied the Company’s motions for judgement as a matter of law and for a new trial as well as plaintiff’s motion for request for attorney’s fees. The Court granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin the Company from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone that the Court believes infringed upon SIMO’s patent in the United States. In October 2019, the Court amended the total damages to US$8.2 million to include pre-judgment interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019. The Group upgraded the allegedly infringing products by pushing a redesigned software upgrade to the devices, which the Court was tentatively of the view that they were no longer infringing, pending plaintiff’s submission of a competing expert report by late November 2019. The Group has appealed against the Court ruling in the United States Court of Appeals for the Federal Circuit.

Dual-class share structure (unaudited)

In July 2019, written resolutions were passed and approved by the board of directors of the Company and its shareholders that (a) the Group will adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO, and (b) immediately prior to the completion of the IPO, the authorized share capital will be increased from US$50,000 divided into 1,000,000,000 shares of par value of US$0.00005 each, to US$100,000 divided into 2,000,000,000 shares of par value of US$0.00005 each. Details have been disclosed in Note 29.

Stock Option Scheme (unaudited)

In July 2019, the Group adopted the Amended and Restated 2018 Stock Option Scheme (“Revised 2018 Plan”), which amends the previously adopted 2018 Stock Option Scheme, pursuant to which the Group may grant awards to directors, officers and employees. The maximum aggregate number of ordinary shares that may be issued under Revised 2018 Plan was 40,147,720 ordinary shares.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

27.	Subsequent Events (Continued)

Stock Option Scheme (unaudited) (Continued)

In July 2019, the shareholders and board of directors of the Company also approved the 2019 Share Incentive Plan (“the 2019 Plan”). Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards will initially be 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of the date of this prospectus, no award has been granted under the 2019 Plan.

28.	Additional information: condensed financial statements of the Company

Regulation S-X require condensed financial information as to financial position, statement of cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company records its investment in its subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting.

Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments”.

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2018.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

28.	Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive loss of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	2017	2018
General and administrative expenses	(7,773)	(2,688)
Other income, net	(102)	343

Loss from operations	(7,875)	(2,345)
Interest income	150	399
Interest expense	(3,162)	(3,138)

Loss before income tax	(10,887)	(5,084)
Income tax expenses	—	—
Loss from subsidiaries and VIEs	(8,373)	(21,473)

Net loss	(19,260)	(26,557)
Accretion of Series A Preferred Shares and Series A-2 ordinary shares	(3,121)	(2,209)
Allocation to Series A-2 ordinary shares	1,431	—

Net loss attributable to ordinary shareholders of the Company	(20,950)	(28,766)

Net loss	(19,260)	(26,557)
Foreign currency translation adjustment	(91)	537

Total comprehensive loss of the Company	(19,351)	(26,020)

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

28.	Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

(Amounts expressed in thousands of US$, except for number of shares and per share data)	2017	2018
Assets
Current assets:
Cash and cash equivalents	36,201	18,824
Restricted cash	7,500	—
Due from the entities within the Group	63,172	86,062

Total current assets	106,873	104,886

Total assets	106,873	104,886

Liabilities
Current liabilities:
Due to the entities within the Group	9,301	9,224
Deficit in subsidiaries	37,692	58,626

Total current liabilities	46,993	67,850

Non-current Liabilities:
Convertible bonds	70,254	—

Total non-current liabilities	70,254	—

Total liabilities	117,247	67,850

Mezzanine equity
Series A Preferred Shares and Series A-2 ordinary shares	18,228	20,437

Total mezzanine equity	18,228	20,437

Shareholders’ (deficit) equity
Ordinary shares	7	11
Additional paid-in capital	49,972	121,189
Treasury shares	—	—
Accumulated other comprehensive income	137	674
Accumulated losses	(78,718)	(105,275)

Total shareholders’ (deficit) equity	(28,602)	16,599

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	106,873	104,886

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

28.	Additional information: condensed financial statements of the Company (Continued)

Condensed statement of cash flows of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2017	2018
Cash flows from operating activities
Net cash used in operating activities	(22,258)	(24,877)
Cash flows from financing activities
Net cash generated from financing activities	61,702	—

Increase/(decrease) in cash, cash equivalents and restricted cash	39,444	(24,877)
Cash, cash equivalents and restricted cash at beginning of year	4,257	43,701

Cash, cash equivalents and restricted cash at end of year	43,701	18,824

29.	Unaudited pro forma loss per share

The unaudited pro forma balance sheet as at December 31, 2018 assumes the automatic conversion of all of the outstanding Series A Preferred Shares into 29,000,000 ordinary shares and the immediate vesting of restricted shares held by certain senior management upon the closing of an IPO.

In July 2019, written resolutions were passed by the board of directors of the Company and its shareholders, pursuant to which, below major matters have been approved by the board of directors and its shareholders:

(a)	the Group will adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO. Immediately prior to the completion of the IPO, (i) the conversion and re-designation of all of the then currently issued and outstanding preferred shares into ordinary shares on a one-to-one basis; (ii)122,072,980 of ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng will be redesignated into Class B ordinary shares on a one-for-one basis (iii) all of the remaining ordinary shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) will be re-designated into Class A ordinary shares on a one-to-one basis. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 15 votes per share.

(b)	immediately prior to the completion of the IPO, the authorized share capital will be increased from US$50,000 divided into 1,000,000,000 shares of par value of US$0.00005 each, to US$100,000 divided into 2,000,000,000 shares of par value of US$0.00005 each, of which (i) 1,700,000,000 shall be designated as Class A ordinary shares; (ii) 200,000,000 shall be designated as Class B ordinary shares; and (iii) 100,000,000 shares of such class or classes (however designated) as the board may determine in accordance with the memorandum and articles of association.

Unaudited pro forma basic and diluted loss per share is computed by dividing losses by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion of all of the outstanding Series A Preferred Shares and the immediate vesting of restricted shares held by certain senior management have been vested as if such conversion had occurred at January 1, 2018.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

29.	Unaudited pro forma loss per share (Continued)

The unaudited pro forma net loss per share for the year ended December 31, 2018 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of the period using the conversion ratio of one for one upon completion of a qualified initial public offering, is as follows:

Years ended December 31,
2018
Numerator:
Net loss attributable to ordinary shareholders	(28,766)
Pro forma effect of immediate vesting of restricted shares	(169)
Pro forma effect of conversion of Series A Preferred Shares	2,209

Pro forma net loss attributable to ordinary shareholders—basic	(26,726)

Denominator:
Denominator for basic calculation—weighted average number of ordinary shares outstanding	185,370,982
Pro forma effect of immediate vesting of restricted shares	24,064,444
Pro forma effect of conversion of Series A Preferred Shares	29,000,000

Pro forma weighted average ordinary shares used in computing basic loss per share	238,435,426
Pro forma basic and diluted net loss per ordinary share	(0.11)

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE (LOSS)/INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(Amounts expressed in thousands of US$, except for number of shares and per share data)		For the nine months ended September 30,
	Note	2018	2019
Revenues	4	94,644	104,685
Revenues from services		67,802	66,558
Sales of products		26,842	38,127
Cost of revenues		(60,742)	(58,661)
Cost of services		(36,852)	(27,174)
Cost of products sold		(23,890)	(31,487)

Gross profit		33,902	46,024
Research and development expenses		(13,741)	(11,645)
Sales and marketing expenses		(21,432)	(17,339)
General and administrative expenses		(12,485)	(14,112)
Other income, net	5	203	382

(Loss)/income from operations		(13,553)	3,310
Interest income		172	169
Interest expense		(3,266)	(336)

(Loss)/income before income tax		(16,647)	3,143
Income tax expenses	6	—	—

Net (loss)/income		(16,647)	3,143
Accretion of Series A Preferred Shares	8	(1,657)	(1,905)
Income allocation to participating preferred shareholders		—	(137)

Net (loss)/income attributable to ordinary shareholders of the Company		(18,304)	1,101

Net (loss)/income		(16,647)	3,143
Other comprehensive loss, net of tax
Foreign currency translation adjustment		(110)	(460)

Total comprehensive (loss)/income		(16,757)	2,683

Net (loss)/income per share attributable to ordinary shareholders of the Company	10
Basic and diluted		(0.11)	0.00
Weighted average number of ordinary shares used in computing net (loss)/income per share	10
Basic and diluted		172,108,196	232,122,814

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND SEPTEMBER 30, 2019

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	As of December 31, 2018	As of September 30, 2019	2019 Pro forma (Unaudited)
Assets
Current assets:
Cash and cash equivalents	11	36,464	37,560	37,560
Restricted cash	12	163	2,290	2,290
Short-term deposit	11	—	191	191
Accounts receivable, net	13	16,631	22,627	22,627
Inventories	14	12,020	10,561	10,561
Prepayments and other current assets	15	10,423	11,637	11,637
Amounts due from related party	21	—	169	169

Total current assets		75,701	85,035	85,035

Non-current assets:
Long-term investment		—	424	424
Property and equipment, net	16	4,188	3,378	3,378
Intangible assets, net	17	616	605	605

Total non-current assets		4,804	4,407	4,407

Total assets		80,505	89,442	89,442

Liabilities
Current liabilities:
Short term borrowings	19	3,365	6,302	6,302
Accrued expenses and other liabilities (including US$9,818 thousands and US$10,603 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and September 30, 2019, respectively)	18	18,755	19,967	19,967
Accounts payables (including US$4,964 thousands and US$4,853 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and September 30, 2019, respectively)	18	12,673	17,883	17,883
Amounts due to related party	21	2,970	1,297	1,297
Contract liabilities (including US$1,930 thousands and US$1,186 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and September 30, 2019, respectively)		3,940	3,752	3,752

Total current liabilities		41,703	49,201	49,201

Non-current liabilities:
Convertible bonds		—	—	—
Long term borrowing	20	1,766	353	353

Total non-current liabilities		1,766	353	353

Total liabilities		43,469	49,554	49,554

Commitments and contingencies	22

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2018 AND SEPTEMBER 30, 2019

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	As of December 31, 2018	As of September 30, 2019	2019 Pro forma (Unaudited)
Mezzanine equity
Series A redeemable convertible preferred shares (“Series A Preferred Shares”) (US$0.00005 par value; 29,000,000 shares authorized, and 29,000,000 shares issued and outstanding as of December 31, 2018 and September 30, 2019)	8	20,437	22,342	—

Total mezzanine equity		20,437	22,342	—

Shareholders’ equity
Ordinary shares (US$0.00005 par value; 971,000,000 shares authorized; and 232,451,900 and 232,451,900 shares issued as of December 31, 2018 and September 30, 2019, respectively; 228,749,678 and 232,451,900 shares outstanding as of December 31, 2018 and September 30, 2019, respectively)	7,9	11	11	—
Class A ordinary shares (US$0.00005 par value; 1,700,000,000 shares authorized; nil and nil shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively; and 135,676,698 outstanding on a pro forma basis as of September 30, 2019)		—	—	6
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized; nil and nil shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively; and 122,072,980 outstanding on a pro forma basis as of September 30, 2019)		—	—	6
Additional paid-in capital		121,189	119,453	141,794
Treasury shares (Nil shares as of December 31, 2018 and September 30, 2019)		—	—	—
Accumulated other comprehensive income		674	214	214
Accumulated losses		(105,275)	(102,132)	(102,132)

Total shareholders’ equity		16,599	17,546	39,888

Total liabilities, mezzanine equity and shareholders’ equity		80,505	89,442	89,442

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Ordinary shares		Additional paid-in capital	Treasury shares		Cumulative Translation Adjustments	Accumulated losses	Total (deficit)/ equity
	Shares	Amount		Shares	Amount
Balance as of January 1, 2018	149,318,791	7	49,972	24,315,080	—	137	(78,718)	(28,602)
Foreign currency translation adjustment	—	—	—	—	—	(110)	—	(110)
Net loss for the period	—	—	—	—	—	—	(16,647)	(16,647)
Issuance of ordinary shares held as treasury shares	—	—	—	31,665,280	—	—	—	—
Vesting of Restricted Shares held by certain senior management	33,320,000	2	1,946	—	—	—	—	1,948
Accretion of Series A Preferred Shares	—	—	(1,657)	—	—	—	—	(1,657)
Conversion of convertible bonds to ordinary shares	35,004,220	2	71,146	—	—	—	—	71,148

Balance as of September 30, 2018	217,643,011	11	121,407	55,980,360	—	27	(95,365)	26,080

(Amounts expressed in thousands of US$, except for number of shares and per share data)	Ordinary shares		Additional paid-in capital	Treasury shares		Cumulative translation adjustments	Accumulated losses	Total equity
	Shares	Amount		Shares	Amount
Balance as of January 1, 2019	228,749,678	11	121,189	—	—	674	(105,275)	16,599
Foreign currency translation adjustment	—	—	—	—	—	(460)	—	(460)
Net income for the period	—	—	—	—	—	—	3,143	3,143
Vesting of Restricted Shares held by certain senior management	3,702,222	—	169	—	—	—	—	169
Accretion of Series A Preferred Shares	—	—	(1,905)	—	—	—	—	(1,905)

Balance as of September 30, 2019	232,451,900	11	119,453	—	—	214	(102,132)	17,546

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(Amounts expressed in thousands of US$ except for number of shares and per share data)	For the nine months ended September 30
	2018	2019
Cash flows from operating activities
Net (loss)/income	(16,648)	3,143
Adjustments to reconcile net loss to net cash used in operating activities
Recovery for bad debts	(273)	(36)
Impairment for inventory obsolescence	270	562
Depreciation of property and equipment	4,255	2,285
Amortization of intangible assets	25	69
Loss/(gain) on disposals of property and equipment	88	(113)
Loss on disposals of intangible assets	29	—
Interest expense	3,266	336
Share-based compensation	1,948	169
Foreign currency exchange (gains)/losses, net	(31)	644

Changes in operating assets and liabilities:
Accounts receivables	(4,532)	(5,961)
Prepayments and other current assets	(9,318)	(1,214)
Inventories	(11,428)	897
Accrued expenses, accounts payable and other liabilities	10,251	5,948
Amounts due to related party	—	(1,673)
Amounts due from related party	—	(169)
Contract liabilities	3,229	(188)

Net cash (used in)/generated from operating activities	(18,869)	4,699

Cash flows from investing activities
Purchase of property and equipment	(4,449)	(1,861)
Purchase of intangible assets	(109)	(73)
Proceeds from disposal of property and equipment	611	145
Cash paid for long-term investment	—	(424)
Cash paid for equity investments	(442)	—
Increase in short-term deposit	—	(191)

Net cash used in investing activities	(4,389)	(2,404)

Cash flows from financing activities
Repayment of long-term borrowing	—	(1,736)
Proceeds from bank borrowings	6,556	6,104
Repayments of bank borrowings	(6,024)	(2,844)

Net cash generated from financing activities	532	1,524

(Decrease)/Increase in cash, cash equivalents and restricted cash	(22,726)	3,819
Cash, cash equivalents and restricted cash at beginning of period	56,806	36,627
Effect of exchange rates on cash, cash equivalents and restricted cash	40	(596)

Cash, cash equivalents and restricted cash at end of period	34,120	39,850

Supplemental disclosure of cash flow information
Interest paid	3,266	310
Supplemental disclosure on non-cash investing and financing activities:
—Convertible bonds conversion into ordinary shares	71,148	—
—Acquisition of property and equipment in form of other payables	86	35
—Accretion of Series A Preferred Shares	(1,657)	(1,905)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities

(a)	Organization and principal activities

UCLOUDLINK GROUP INC. (the “Company”) was incorporated in the Cayman Islands on 25 August 2014 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company through its consolidated subsidiaries and consolidated variable interest entities (the “VIE”) (collectively, the “Group”) is principally engaged in the provision of data connectivity services and sales of Wi-Fi terminals and data related products to enable personal and enterprise users to access mobile internet in more than 100 countries and areas. Due to the legal restrictions of the People’s Republic of China (the “PRC”) on foreign ownership and investment in such business, the Company conducts its primary business operations in the PRC through its VIEs.

(b)	Principal subsidiaries and VIEs

As of September 30, 2019, the details of the Company’s principal subsidiaries and VIEs were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company

HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products

Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development

Shenzhen uCloudlink Co.,Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation

Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company

UCLOUDLINK (SINGAPORE) PTE. LTD.	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing

UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing

Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing

UCLOUDLINK SDN.BHD.	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(b)	Principal subsidiaries and VIEs (Continued)

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

uCloudlink Japan Co.,Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing

Shenzhen uCloudlink Network Technology Co., Ltd (“Shenzhen uCloudlink”)	PRC	14 August 2014	Consolidated VIE	100%	Holder of value-added telecommunications services license, information technology services and sales of terminals and data related products

Beijing uCloudlink New Technology Co.,Ltd.(“Beijing Technology”)	PRC	15 November 2014	Consolidated VIE	100%	Information technology services and sales of terminals and data related products

Refer to Note 2.3 for the unaudited interim condensed consolidated financial information of the Company’s VIEs as of December 31, 2018 and September 30, 2019.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of December 31, 2017 and 2018 and for each of the years ended December 31, 2017 and 2018. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2017 and 2018 and for each of the years ended December 31, 2017 and 2018. The condensed consolidated balance sheets at December 31, 2018 have been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2017 and 2018 and for each of the years ended December 31, 2017 and 2018.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.2	Use of estimates

The preparation of unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimate could result in a change to estimates and impact future operating results.

2.3	Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprises (“WFOE”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited interim condensed consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Due to legal restrictions on foreign ownership and investment in commercial internet content provider or other value-added telecommunication service through certain PRC domestic companies, the equity interests of certain PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, the PRC domestic companies that are material to the Group’s businesses are Beijing Technology and Shenzhen uCloudlink.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Company’s unaudited interim condensed consolidated financial statements with intercompany balances and transactions eliminated between the VIEs:

	As of December 31,	As of September 30,
	2018	2019
	(in thousands of US$)
Cash and cash equivalents	4,016	4,919
Restricted cash	—	73
Accounts receivable, net	13,736	6,915
Amounts due from non-VIE subsidiaries of the Company	4,198	10,127
Property and equipment and intangible assets	3,092	2,516
Long-term investment	—	424
Inventories	8,979	10,815
Others	4,964	3,970
Total assets	38,985	39,759
Short term borrowings	3,365	4,075
Amounts due to non-VIE subsidiaries of the Company	48,381	49,219
Accrued expenses, account payable and other liabilities	14,782	15,456
Contract liabilities	1,930	1,186
Long term borrowing	1,766	353
Total liabilities	70,224	70,289

	For the nine months ended September 30
	2018	2019
	(in thousands of US$)
Revenue	68,583	60,668
Net (loss)/income	(11,721)	1,185
Net cash (used in)/generated from operating activities	(2,873)	1,533
Net cash used in investing activities	(813)	(1,378)
Net cash generated from/(used in)financing activities	1,300	(499)

2.4	Long-term investment

Long-term investment represents investment of equity interest of 3.75% of Beijing Huaxianglianxin Technology Company. Beijing Huaxianglianxin Technology Company is a licensed mobile virtual network operator and is primarily engaged in telecommunications related business. The Group measures the long-term investment over which the Group does not have significant influence or that do not have readily determinable fair value at cost less impairment prior to January 1, 2018. Effective from January 1, 2018 with the adoption of ASU 2016-01, the Group has elected to use the measurement alternative to account for the equity investment, and therefore carries this investment at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment. As of September 30, 2019, the carrying amount of this investment was US$424 thousands (December 31, 2018: Nil) and there was no readily determinable fair value and observable price changes in the equity interest. There was not impairment of the investments as of September 30, 2019.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.5	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, long-term investment, accounts receivable, accounts payable, contract liabilities and other liabilities.

As of December 31, 2018 and September 30, 2019, the carrying values of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities approximated their fair values reported in the unaudited interim condensed consolidated balance sheets due to the short term nature of these instruments.

2.6	Revenue recognition

Revenue is principally generated by the provision of data connectivity services and the sales of terminals and sales of data related products. Revenue represents the fair value of the consideration received or receivable for the sales of goods and the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The Group recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers” for all years presented with full retrospective method.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.6	Revenue recognition (Continued)

The Group conducts its business through various contracts with customers, including:

(i)	Data connectivity services

The Group generates international data connectivity services revenues from (i) data service fees from the use of portable Wi-Fi terminals (under its brand of “Roamingman”), (ii) data service fees generated from sales of data connectivity services to enterprise customers, and (iii) retail sales of data connectivity services.

The Group also generates local data connectivity services revenues from (i) data service fees generated from sales of data connectivity services to enterprise customers, and (ii) retail sales of data connectivity services.

For data connectivity services from the use of portable Wi-Fi terminals, the Group determines that the arrangement involves the leasing of portable Wi-Fi terminals with data connectivity services embedded. The Group determines that it is the lessor in the arrangement which contains an equipment lease component and a service non-lease component. The Group further determines that lease component is an operating lease under ASC 840, and that the operating lease component and service component are delivered over the same time and pattern. Therefore, the lease income and service income are recognized as data connectivity services revenue evenly over the service period.

The Group evaluates and determines that it is the principal. For data connectivity services from the use of portable Wi-Fi terminals and retail sales of data connectivity services, the Group views users as its customers. For data connectivity services generated from sales of data connectivity services to enterprise customers, the Group views enterprise customers as its customers. The Group reports data connectivity services revenues on gross basis. Accordingly, the amounts paid for data connectivity services by customers are recorded as revenues and the related commission fees paid to its agents (mainly travel agents and other online distributors) are recorded as cost of revenues. Where the Group is the principal, it controls the data before the data connectivity service is provided to customers. Its control is evidenced by the inventory risk borne by the Group and the Group’s ability to direct the use of the data, and is further supported by the Group being primarily responsible to customers and having the discretion in establishing pricing.

Data connectivity services offered to customers typically provide unlimited data usage during a fixed period of time (“contract period”), where revenue is recognized ratably on a straight-line basis over the contract period. The Group does not have further performance obligations to the customers after the contract period. The Group also offers data connectivity services where customers are charged service fee based on actual data usage, where revenue is recognized as the services are provided to customers.

In providing data connectivity services to its customers, the Group procures SIM cards and data plans from various suppliers. Those SIM cards are activated and hosted on the Group’s cloud SIM platform. The Group’s cloud SIM platform manages terminal information and customer accounts and intelligently allocates the SIM cards and data plans and makes them available to customers who purchase the Group’s data connectivity services. Accordingly, the Group takes inventory risk and obtains control of the SIM cards and data plans procured and direct the use of the data on its cloud SIM platform depending on customers’ demand. The Group accounts for the SIM cards and data plans procured as costs of revenue as data is being made available and consumed on its cloud SIM platform.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.6	Revenue recognition (Continued)

(i)	Data connectivity services (Continued)

As the Group’s data connectivity services are provided without right of return and the Group does not provide any other credit and incentive to its customers, therefore, the Group’s provision of data connectivity services does not involve variable consideration.

(ii)	Sales of terminals and data related products

The Group generates revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals and GlocalMe World Phone series, as well as SIM cards, to enterprise and retail customers and business partners. Sales of terminals and data related products are recognized when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first time purchase of the terminals. There are two separate performance obligations in such bundle sales as the Wi-Fi terminal is a distinct good while the data connectivity service is a distinct service. The Group allocates the transaction price to each distinct performance obligation based on their relative standalone selling prices. The Group then recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service, it is recognized ratably on a straight line basis over the relevant contract period.

(iii)	Provision of PaaS or SaaS services

Platform-as-a-Service (PaaS) or Software-as-a-Service (SaaS) mainly consist of fees generated from providing cloud SIM platform as a service to business partners. The Group provides its cloud SIM platform as a service to business partners enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. The Group has continuous obligation to ensure the performance of the platform over the service period. Revenue is recognized ratably over the contract period as business partners simultaneously consume and receive benefits from the service. The Group does not provide any other credit and incentive related to the cloud SIM platform services, therefore there is no variable consideration in the arrangement.

(iv)	Contract balance

Contract liabilities represent the cash collected upfront from the customers for purchase of data connectivity services or purchase of Wi-Fi terminals, while the underlying data connectivity services have not yet been rendered or the Wi-Fi terminals have not been delivered to the customers by the Group, which is included in the presentation of contract liabilities.

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.6	Revenue recognition (Continued)

(iv)	Contract balance (Continued)

recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2018 was US$2,542 thousands. For the nine months ended September 30, 2018 and 2019, revenue amounting to US$2,542 thousands and US$3,940 thousands were included in the contract liabilities balance at the beginning of the respective period.

2.7	Deferred offering costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within shareholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2018, there were no capitalized deferred offering costs. As of September 30, 2019, there were US$964 thousands of deferred offering costs capitalized and classified in prepayments and other current assets in the unaudited interim condensed consolidated balance sheet.

3.	Recent accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. The Group adopted ASU 2016-01 from January 1, 2018.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and allows the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. The Group will adopt this new guidance for the fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Most of leases will continue to be operating leases. Upon the adoption, the Group expects its consolidated balance sheet to include a right of use asset and liability related to substantially all of our lease arrangements. The Group is currently evaluating the impact that the adoption of this standard will have on its financial condition and results from operations.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

3.	Recent accounting pronouncements (Continued)

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The new guidance amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Group plans to adopt this new guidance for the year ending December 31, 2019 and interim periods in the year ending December 31, 2020. The Group does not believe the adoption of the standard will have a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs incurred in a hosting arrangement that is a service contract should be presented as a prepaid asset in the balance sheet and expensed over the term of the hosting arrangement to the same line item in the statement of operations as the costs related to the hosting fees. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after adoption. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820)”. This standard modifies disclosure requirements related to fair value measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The standard also allows for early adoption of any removed or modified disclosures upon issuance while delaying adoption of the additional disclosures until their effective date. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

4.	Revenues

	For the Nine Months Ended
	September 30, 2018	September 30, 2019
	(in thousands of US$)
Revenues from services
—Data connectivity services	63,446	59,802
International data connectivity services	63,130	58,734
Local data connectivity services	316	1,068
—PaaS and SaaS services	3,498	5,604
—Others	858	1,152

	67,802	66,558
Sales of products
—Sales of terminals	18,686	32,437
—Sales of data related products	8,155	5,472
—Others	1	218

	26,842	38,127

Total Revenue	94,644	104,685

Disaggregation of revenue

In the following table, revenue is geographically disaggregated according to the locations of the customers.

	For the nine months ended September 30
(In thousands)	2018	2019
China	48,708	40,063
Japan	15,823	33,945
Hong Kong	9,879	7,361
Taiwan	5,684	4,160
North America	4,530	8,909
Southeast Asia	7,241	5,346
Europe	2,699	3,228
Others	80	1,673

Total	94,644	104,685

5.	Other income, net

(In thousands)	For the nine months ended September 30
	2018	2019
Foreign exchange losses, net	(139)	(1,240)
Government grants (note)	430	1,217
Gains on disposal of property and equipment, net	2	115
Others	(90)	290

Total	203	382

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

5.	Other income, net (Continued)

Note:

Government grants mainly represent amounts received from central and local governments in connection with the Group’s investments in local business districts and contributions to technology development

6.	Taxation

(a)	Income taxes

The Group’s (loss)/income before income taxes consisted of:

(In thousands)	For the nine months ended September 30
	2018	2019
Non-PRC	2,590	970
PRC	(19,237)	2,173

Total	(16,647)	3,143

The reconciliations of the income tax expenses for the nine months ended September 30, 2018 and 2019 were as follows:

(In thousands)	For the nine months ended September 30
	2018	2019
(Loss)/income before income tax	(16,647)	3,143

Income tax computed at statutory PRC income tax rate (25%)(i)	(4,162)	786
Differential income tax rates applicable to certain entities comprising the Group	945	(722)
Effect of tax holiday	1,718	(76)
Permanent differences(ii)	2,774	1,079
Change in valuation allowance	(113)	(312)
Accelerated deductions on research and development expenses(iii)	(1,162)	(755)

Income tax expenses	—	—

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.
(ii)	Permanent differences primarily represent share-based compensation expense.
(iii)

This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables those subsidiaries to claim an additional tax deduction amounting to 75% of the qualified research and development expenses incurred.

The per share effect of the tax holidays are as follows:

(In thousands)	For the nine months ended September 30
	2018	2019
Effect of tax holiday	1,718	(76)
Per share effect - basic and dilueted	0.00	(0.00)

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

6.	Taxation (Continued)

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

(In thousands)	As of December 31,	As of September 30,
	2018	2019
Deferred tax assets
Net operating loss carryforwards	6,666	6,448
Accrued expenses and others	107	13
Less: valuation allowance	(6,773)	(6,461)

Net deferred tax assets	—	—

Movement of valuation allowance

(In thousands)	For the nine months ended September 30
	2018	2019
Balance at beginning of the period	5,657	6,773
Change of valuation allowance	(113)	(312)

Balance at end of the period	5,544	6,461

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018 and September 30, 2019, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

7.	Ordinary shares

The Company’s original Memorandum and Articles of Association authorizes the Company to issue 50,000,000 ordinary shares with a par value of US$0.001 per share. After a share split effective on May 19, 2019, the Company’s amended Memorandum and Articles of Association authorizes the Company to issue 1,000,000,000 ordinary shares with a par value of US$0.00005 per share. As of December 31, 2018 and September 30, 2019, the Company had 228,749,678 and 232,451,900 ordinary shares outstanding, respectively. Each ordinary share is entitled to one vote.

In July 2019, two written resolutions were passed and approved by the board of directors of the Company and its shareholders:

(a) The Group will adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Ordinary shares (Continued)

Immediately prior to the completion of the IPO, (i) the conversion and re-designation of all of the then currently issued and outstanding preferred shares into ordinary shares on a one-to-one basis; (ii) 122,072,980 of ordinary shares beneficially owned by Mr. Chaohui Chen and Mr. Zhiping Peng will be redesignated into Class B ordinary shares on a one-for-one basis (iii) all of the remaining ordinary shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) will be re-designated into Class A ordinary shares on a one-to-one basis. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to fifteen votes per share.

(b) Immediately prior to the completion of the IPO, the authorized share capital will be increased from US$50,000 divided into 1,000,000,000 shares of par value of US$0.00005 each, to US$100,000 divided into 2,000,000,000 shares of par value of US$0.00005 each.

8.	Redeemable and convertible shares

The activities of Series A Preferred Shares included in mezzanine equity for the nine months ended September 30, 2018 and 2019 are as follows:

(In thousands)	Total
Balance as of January 1, 2018	18,228
Accretion	1,657

Balance of September 30, 2018	19,885
Balance as of January 1, 2019	20,437
Accretion	1,905

Balance of September 30, 2019	22,342

9.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

Share-based compensation expenses (In thousands)	September 30, 2018	September 30, 2019
—Restricted shares owned by certain senior management(a)	1,948	169
—Share options(b)	—	—

Total	1,948	169

(a)	Restricted Shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Share-based awards (Continued)

(a)	Restricted Shares (Continued)

A summary of the Restricted Shares activity for the nine months ended September 30, 2018 and 2019 is presented below:

(Number of shares)	Restricted Shares held by certain senior management
As of January 1, 2018	48,128,889
Vested	(33,320,000)

As of September 30, 2018	14,808,889
As of January 1, 2019	3,702,222
Vested	(3,702,222)

As of September 30, 2019	—

(b)	Share options

In December 2018, the Company adopted a share incentive plan, which is referred to as the 2018 Stock Option Scheme (“the 2018 Plan”). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Company’s business and by providing such individuals with an incentive to reward their performance. Under the 2018 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 55,980,360 shares.

In July 2019, the Group adopted the Amended and Restated 2018 Stock Option Scheme (“Revised 2018 Plan”), which amends the previously adopted 2018 Stock Option Scheme, pursuant to which the Group may grant awards to directors, officers and employees. The maximum aggregate number of ordinary shares that may be issued under Revised 2018 Plan was 40,147,720 ordinary shares.

In July 2019, the shareholders and board of directors of the Company also approved the 2019 Share Incentive Plan (“the 2019 Plan”). Under the 2019 Plan, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of the date of this prospectus, no award has been granted under the 2019 Plan.

On December 31, 2018 and August 12, 2019, the Company granted 12,187,420 and 5,414,300 share options to employees pursuant to the 2018 Plan and the Revised 2018 Plan respectively.

These options were granted with exercise prices denominated in US$. The grantees can exercise vested options after the commencement date of exercise and before the end of its contractual term (i.e. 6 years after the commencement date of exercise). The commencement date of exercise is 6 months after the completion of the IPO.

All share based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized by graded vesting method.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Share-based awards (Continued)

(b)	Share options (Continued)

A summary of the changes in the share options granted by the Company during for the nine months ended September 30, 2018 and 2019 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2019	12,187,420	$0.51	$37,604,315
Exercisable as of January 1, 2019	—	—	—
Granted	5,414,300	$0.54	$15,919,687
Forfeited	(137,500)	$0.50	$(425,850)

Outstanding as of September 30, 2019	17,464,220	$0.52	$53,098,152
Exercisable as of September 30, 2019	—	—	—

The Group calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during year ended December 31, 2018 and the nine months ended September 30, 2019 is summarized in the following table:

(In thousands)	Nine months ended September 30	Year ended December 31
	2019	2018
Risk-free interest rate(i)	1.53%	2.60%
Expected dividend yield(ii)	0.00%	0.00%
Expected volatility(iii)	36.88%	34.88%
Grant date fair value	$3.48	$3.64

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.
(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of September 30, 2019, there were US$53,255 thousands of unrecognized share-based compensation expenses related to share options granted by Company.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	(Loss)/income per share

Basic and diluted net (loss)/income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the nine months ended September 30, 2018 and 2019 as follows:

(In thousands of US$ except share data and per share data)	Nine months ended September 30,
	2018	2019
Numerator:
Net (loss)/income	(16,647)	3,143
Add: accretion of Series A Preferred Shares	(1,657)	(1,905)
Income allocation to participating preferred shareholders	—	(137)

Net (loss)/income attributable to ordinary shareholders of the Company for computing basic and diluted net (loss)/income per share	(18,304)	1,101

Denominator:
Weighted average number of ordinary shares outstanding used in calculating net (loss)/income per share	172,108,196	232,122,814
Basic and diluted net (loss)/income per ordinary share	(0.11)	0.00

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Nine months ended September 30,
	2018	2019
Redeemable convertible preferred shares	29,000,000	29,000,000
Restricted Shares	14,808,889	—
Share options awards	—	17,464,220

Total	43,808,889	46,464,220

11.	Cash and cash equivalents and short-term deposit

Cash and cash equivalents represent cash on hand, cash held at bank, and term deposit placed with banks or other financial institutions, which have original maturities of three months or less.

Short-term deposit represents time deposit placed with bank with original maturity more than three months but less than one year. The Group had US$191 thousand of short-term deposit as of September 30, 2019, with an original maturity of 12 months denominated in HKD.

Cash on hand, cash held at bank and short-term deposit balance as of December 31, 2018 and September 30, 2019 primarily consist of the following currencies:

	December 31, 2018		September 30, 2019
(In thousands)	Original Currency	US$ equivalent	Original Currency	US$ equivalent
US$	22,556	22,556	15,416	15,416
RMB	72,100	10,484	73,182	10,346
HKD	8,150	1,040	9,772	1,246
Others		2,384		10,743

Total		36,464		37,751

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

12.	Restricted cash

(In thousands)	December 31, 2018	September 30, 2019
US$ denominated	—	2,131
RMB denominated	163	159

Total	163	2,290

The Group’s restricted cash substantially represented balance held in a restricted bank account pursuant to short-term borrowing agreements (see Note 19 for details). The restricted cash is held in US$ and carries fixed interest at the rate of 0.05% per annum as of September 30, 2019.

13.	Accounts receivable, net

(In thousands)	December 31, 2018	September 30, 2019
Accounts receivable	17,104	23,064
Less: Allowance for doubtful accounts	(473)	(437)

Accounts receivable, net	16,631	22,627

14.	Inventories

(In thousands)	December 31, 2018	September 30, 2019
Raw materials	7,101	6,338
Finished goods	5,678	4,785
Less: write-down of obsolete inventories	(759)	(562)

Total inventories	12,020	10,561

15.	Prepayments and other current assets

(In thousands)	December 31, 2018	September 30, 2019
Prepayment to suppliers	3,452	3,432
Deposits	2,454	2,297
Export tax receivable	2,330	1,476
VAT recoverable	743	115
Deferred cost of data connectivity service	303	194
Deferred offering costs	—	964
Prepaid expenses	333	1,835
Others	808	1,324

Total of prepayments and other current assets	10,423	11,637

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

16.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2018	September 30, 2019
Computers	818	817
Server & switch	759	759
Office equipment	1,078	1,231
Wi-Fi terminals for data connectivity services	10,935	11,827
Leasehold improvement	527	530

Total original costs	14,117	15,164
Less: accumulated depreciation	(9,929)	(11,786)

Net book value	4,188	3,378

Depreciation expenses recognized for the nine months ended September 30, 2018 and 2019 were US$4,255 thousands and US$2,285 thousands, respectively.

17.	Intangible assets, net

(In thousands)	Carrying Amount	Accumulated amortization	Net Carrying Amount
December 31, 2018
Purchased Software	485	(66)	419
Trademarks	115	(36)	79
Licensed copyrights	165	(47)	118

Intangible assets	765	(149)	616

(In thousands)	Carrying Amount	Accumulated amortization	Net Carrying Amount
September 30, 2019
Purchased Software	536	(111)	425
Trademarks	112	(43)	69
Licensed copyrights	170	(59)	111

Intangible assets	818	(213)	605

Amortization expenses recognized for the nine months ended September 30, 2018 and 2019 were US$25 thousands and US$69 thousands, respectively.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

18.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2018	September 30, 2019
Accounts payable to suppliers	12,739	17,883
Accrued bonus and staff costs	11,953	14,005
Other deposits	2,322	2,972
Accrued professional fees	1,542	1,732
Other taxes payable (note)	1,173	356
Deferred government grant	162	158
Accrued marketing expenses	216	41
Others	1,321	703

Total	31,428	37,850

Note:

Other taxes payable represent business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

19.	Short-term borrowings

(In thousands)	December 31, 2018	September 30, 2019
Bank borrowings (note)	1,098	4,358
Other borrowing (note 20)	2,267	1,944

Total	3,365	6,302

Note:

The Group’s short-term bank borrowings are primarily used for working capital and business development purposes and bear interest rate of 6.17% ~ 6.50% (2018:6.09% ~ 6.61%) per annum. Restricted cash amounting to US$ 2,131 thousands was held in a restricted bank account as required by a loan agreement as of September 30, 2019 (as of December 31, 2018: nil).

20.	Long-term borrowing

In November 2018, the Company entered into a 2-year financing agreement with an independent third-party finance lease company amounting to US$4,362 thousands with equivalent accounts receivable of the Group pledged. The interest rate is 9% per annum.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

21.	Related party transactions

(a)	Related parties

As at September 30, 2019, the name and relationship with related parties are as follows:

Related Party	Relationship with the Company
Mr. Peng Zhiping	Chairman of the Company
Mr. Chen Chaohui	Director and Chief Executive Officer of the Company
Maya	Equity method investee of the Company

(b)	During the nine months ended September 30, 2018 and 2019, other than disclosed elsewhere, the Company had the following material related party transactions:

	Nine months ended September 30,
(In thousands)	2018	2019
Revenue from provision of data connectivity services, sales of terminals, other services and products:
Maya	—	2,063

(c)	The Company had the following related party balances as of December 31, 2018 and September 30, 2019:

(In thousands)	December 31, 2018	September 30, 2019
Deposits received from related party:
Maya	2,970	1,297
Amounts due from related party:
Maya	—	169

22.	Commitments and contingencies

(a)	Operating lease commitments

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

Year	(In thousands)
Remainder of 2019	546
2020	1,346
2021	83
2022	48
2023	—

Total	2,023

For the nine months ended September 30, 2018 and 2019, the Group incurred rental expenses under operating leases US$2,951 thousands and US$2,369 thousands, respectively.

(b)	Purchase commitment for purchase of data

As at September 30, 2019, the Group has future minimum purchase commitment related to the purchase of data of US$1,959 thousands, US$2,606 thousands and US$38 thousands within the remainder of 2019, 2020, and 2021 respectively.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

22.	Commitments and contingencies (Continued)

(c)	Contingencies

In June 2018, HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd., two wholly-owned subsidiaries of the Company, were named as defendants in a complaint filed by SIMO Holding Inc. (“SIMO”) in the United States District Court for the Southern District of New York (the “Court”), alleging patent infringements. The trial judge of the Court delivered a judgement in June 2019 approving total compensatory and enhanced damages of US$2.8 million. Subsequently, the plaintiff and the Company filed post-trial motions in connection with which the plaintiff filed motions for supplemental damages to increase the damages to US$8.5m. On August 28, 2019, the Court resolved in an order which denied the Company’s motions for judgment as a matter of law and for a new trial as well as plaintiff’s motion for request for attorney’s fees. The Court granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin the Company from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone that the Court believes infringed upon SIMO’s patent in the United States. In October 2019, the Court amended the total damages to US$8.2 million to include pre-judgment interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019. The Group upgraded the allegedly infringing products by pushing a redesigned software update to the devices, which the Court was tentatively of the view that they were no longer infringing, pending plaintiff’s submission of a competing expert report by late November 2019. The Group has appealed against the Court ruling in the United States Court of Appeals for the Federal Circuit.

In August 2018, two affiliates of SIMO, namely Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd., jointly filed a complaint against Shenzhen uCloudlink Network Technology Co., Ltd. in Guangzhou Intellectual Property Court in the PRC alleging patent infringements and claimed damages up to RMB10.5 million (equivalent to US$1.6 million). The Group has filed an invalidation petition against their alleged patent in Patent Reexamination Board of National Intellectual Property Administration in the PRC. On July 16, 2019, the Patent Reexamination Board of National Intellectual Property Administration issued a reexamination decision which invalidated the plaintiffs’ alleged patent in its entirety with respect to the patent infringement allegation. The first hearing of this lawsuit was held on May 13, 2019. The plaintiffs applied to withdraw the lawsuit, which has been approved on August 14, 2019. In October 2019, Shenzhen Sibowei’ersi Technology Co., Ltd. filed a complaint against the National Intellectual Property Administration in Beijing Intellectual Property Court in PRC petitioning the withdrawal of the foregoing reexamination decision of invalidity and reach of a new reexamination decision. The lawsuit is awaiting the court’s notice.

In June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against one of the Group’s employees, one of the Group’s officers, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink Network Technology Co., Ltd. in the Intermediate People’s Court of Shenzhen alleging trade secret misappropriation and claimed damage of approximately US$14 million and cessation of misappropriation. The Court denied the Group’s motion to transfer the lawsuit from the Intermediate People’s Court of Shenzhen to the Higher People’s Court of Guangdong and the Group has appealed for jurisdiction objection in September 2019 while the court has not yet reached a verdict. Also, in June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against the Shenzhen Ucloudlink Technology Limited in the Intermediate People’s Court of Shenzhen regarding a patent ownership dispute. The plaintiff claimed damages of approximately US$21,000. The exchange of evidence was held in August 2019 and the hearing of the lawsuit will be held in January 2020. In July 2019, Shenzhen Skyroam Technology Co., Ltd. filed another complaint in the Intermediate People’s Court of Shenzhen against the Shenzhen Ucloudlink Technology Limited relating to patent ownership and the plaintiff claimed damages of approximately US$21,000. The Group objected on jurisdictional ground in October 2019 and the court has not yet reached a verdict.

UCLOUDLINK GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

22.	Commitments and contingencies (Continued)

(c)	Contingencies (Continued)

The Group believes the aforementioned allegations are without merit and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable and is also unable to estimate the amount or the range of the possible loss. Therefore, no accrual has been recorded by the Group as of September 30, 2019 in respect of these proceedings.

23.	Subsequent Events

The Company has evaluated subsequent events through November 27, 2019, which is the date that these financial statements are available to be issued.

24	Unaudited pro forma income per share

The unaudited pro forma balance sheet as at September 30, 2019 assumes the automatic conversion of all of the outstanding Series A Preferred Shares into 29,000,000 ordinary shares and the dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO.

Unaudited pro forma basic and diluted loss per share is computed by dividing losses by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion of all of the outstanding Series A Preferred Shares.

The unaudited pro forma net loss per share for the nine months ended September 30, 2019 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of the period using the conversion ratio of one for one upon completion of a qualified initial public offering, is as follows:

Nine months ended September 30,
(US$ in thousands, except for share per share data)	2019
Numerator:
Net income attributable to ordinary shareholders	1,101
Pro forma effect of conversion of Series A Preferred Shares	1,905
Income allocation to participating preferred shares reversed	137

Pro forma net income attributable to ordinary shareholders—basic	3,143

Denominator:
Denominator for basic calculation—weighted average number of ordinary shares used in computing income per share outstanding	232,122,814
Pro forma effect of conversion of Series A Preferred Shares	29,000,000

Pro forma weighted average ordinary shares used in computing basic income per share	261,122,814
Pro forma basic and diluted net income per ordinary share	0.01

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we have adopted and will become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
Wealth Plus Investments Limited	March 2, 2017	4,251,300	US$5.0 million
Shenzhen Hainei Lirong Technology Investment Fund Partnership	March 2, 2017	4,251,300	US$5.0 million
Haitong Global Investment SPC III (acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.)	August 28, 2018	27,758,780	US$55.0 million principal amount of convertible bonds
Haitong Global Investment SPC III (acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.)	August 28, 2018	7,245,440	US$15.0 million principal amount of convertible bonds

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Convertible bonds
Haitong Momentum Investment Fund I S.P.	April 21, 2017		US$55.0 million
Haitong-Harvest Global Technology Fund S.P.	May 31, 2017		US$15.0 million
Warrants
Innoven Capital China Pte. Ltd.	November 6, 2018	Right to subscribe, up to RMB5.0 million worth of equity securities of our company	N/A
Options
Certain officers and employees	December 31, 2018 - August 12, 2019	Outstanding options to purchase 17,437,720 ordinary shares	Past and future services provided by these individuals to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

UCLOUDLINK GROUP INC.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the closing of this offering

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4†	Third Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2017

4.5	Voting Agreement between the Registrant and other parties thereto dated July 10, 2019

5.1†	Form of Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1†	Form of Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Form of Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

8.3†	Form of Opinion of Guantao & Chow Solicitors and Notaries regarding certain Hong Kong tax matters (included in Exhibit 99.3)

10.1†	Amended and Restated 2018 Stock Option Scheme

10.2†	2019 Share Incentive Plan

10.3†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4†	Form of Employment Agreement between the Registrant and its executive officers

10.5†	English translation of the Business Operation Agreement among Shenzhen uCloudlink, its shareholder and Beijing uCloudlink, and English translation of the Power of Attorney, as currently in effect, by the shareholder of Shenzhen uCloudlink

10.6†	English translation of Equity Interest Pledge Agreement among Shenzhen uCloudlink, its shareholder and Beijing uCloudlink

10.7†	English translation of Exclusive Technology Consulting and Services Agreement between Shenzhen uCloudlink and Beijing uCloudlink

10.8†	English translation of Option Agreement among Shenzhen uCloudlink, its shareholder and Beijing uCloudlink

10.9†	English translation of the Business Operation Agreement among Beijing Technology, its shareholders and Beijing uCloudlink, and English translation of the Power of Attorney, as currently in effect, by the shareholders of Beijing Technology

10.10†	English translation of Equity Interest Pledge Agreement among Beijing Technology, its shareholders and Beijing uCloudlink

Exhibit Number	Description of Document

10.11†	English translation of Exclusive Technology Consulting and Services Agreement between Beijing Technology and Beijing uCloudlink

10.12†	English translation of Option Agreement among Beijing Technology, its shareholders and Beijing uCloudlink

10.13†	English translation of the executed form of Spousal Consent Letter by the spouses of shareholders of Beijing Technology, as currently in effect, and a schedule of all spousal consent letters adopting the same form

10.14†	Note Purchase Agreement between the Registrant and other parties thereto dated April 19, 2017

10.15†	Instrument Constituting and Regulating Warrants to Subscribe for Shares in the Registrant dated November 6, 2018 and Warrant Certificate issued by the Registrant

21.1†	Principal Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2†	Form of Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Form of Consent of Han Kun Law Offices (included in Exhibit 99.2)

23.4†	Form of Consent of Guantao & Chow Solicitors and Notaries (included in Exhibit 99.3)

23.5*	Consent of Hong Ni, independent director appointee

23.6*	Consent of Onward Choi, independent director appointee

24.1*	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Form of Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3†	Form of Opinion of Guantao & Chow Solicitors and Notaries regarding certain Hong Kong law matters

99.4†	Consent of Frost & Sullivan

†	Previously filed.
*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on             .

UCLOUDLINK GROUP INC.
By:
	Name:	Chaohui Chen
	Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Chaohui Chen, Yimeng Shi and Matthias Vukovich as attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on             .

Signature	Title

Director and Chief Executive Officer (Principal Executive Officer)
Chaohui Chen

Chairman of the Board of Directors
Zhiping Peng

Director
Zhigang Du

Chief Financial Officer (Principal Financial and Accounting Officer)
Yimeng Shi

Co-Chief Financial Officer (Principal Financial and Accounting Officer)
Matthias Vukovich

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of UCLOUDLINK GROUP INC., has signed this registration statement or amendment thereto in Newark, Delaware, United States on             .

Authorized U.S. Representative
By:
Name: Donald J. Puglisi
Title: Managing Director